Filed by Embraer-Empresa Brasileira de Aeronáutica S.A.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Embraer-Empresa Brasileira de Aeronáutica S.A.
Commission File No. 1-15102

          In connection with the proposed restructuring (the “Restructuring”), Embraer and Rio Han will file important documents with the SEC.  Investors and security holders are urged to carefully read these documents when they become available, because they will contain important information.  Investors and security holders may obtain copies of these documents for free, when available, at the SEC’s web site at www.sec.gov, as well as from Embraer’s web site at www.embraer.com, or by requesting such documents from Embraer at Av. Brigadeiro Faria Lima, 2,170, 12227-901 São José dos Campos, SP, Brazil, Attention: Anna Cecilia Bettencourt (telephone 55-12-3927-4404; fax 55-12-3922-6070; email: investor.relations@embraer.com.br).

          The documents attached hereto may include forward-looking statements or statements about events or circumstances which have not occurred.  These forward-looking statements include, but are not limited to, statements regarding the (i) timing of the meeting of Embraer shareholders and the approval of the Restructuring by such shareholders, (ii) expected changes that may be necessary if the Restructuring is effected, and (iii) benefits of the implementation of the Restructuring to Embraer and Embraer shareholders, including statements regarding enhanced access to capital markets and financing resources for future new program developments, and statements regarding the dispersed ownership and increased liquidity of Rio Han common shares, as well as the possible effects thereof on the market capitalization of Rio Han.  The company has based these forward-looking statements largely on its current expectations about the Restructuring, its implementation and the consequences arising therefrom.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: the non-approval of the Restructuring by Embraer shareholders; political and business conditions, both in Brazil and in Embraer’s markets; and existing and future government regulations in Brazil and abroad.

          The words “believes,” “may,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar words are intended to identify forward-looking statements.  Embraer and Rio Han undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors.  In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this communication might not occur.  Actual results could differ substantially from those anticipated in the forward-looking statements.

1.	Notice to the Market (of material fact) dated January 19, 2006.

2.	Descriptive Memorandum of the Transaction and exhibits thereto.

3.	Merger Agreement and exhibits thereto.

4.	Minutes of the Meeting of the Board of Directors held on January 19, 2006.

5.	Minutes of the Meeting of the Conselho Fiscal (Fiscal Council) held on January 19, 2006.

6.	Call Notice regarding Shareholders’ Meeting to be held on March 31, 2006.

Free Translation
from the Portuguese

Embraer – Empresa Brasileira de Aeronáutica S.A.

CNPJ/MF no. 60.208.493/0001-81

NIRE no. 35.300.026.420

Public Company

NOTICE TO THE MARKET
(of material fact)

Embraer – Empresa Brasileira de Aeronáutica S.A. (“Embraer”, “Company” or “Merged Company”), pursuant to paragraph 4 of article 157 of Law 6,404/76 and CVM Instructions 319/99 and 358/02, and in addition to the Notice to the Market published on January 16, hereby informs to the shareholders and the market that the Company’s management will submit for the approval of all its shareholders, regardless of the type of shares held, the proposal for its corporate restructuring, as presented below (the “Restructuring”).

In addition to the information herein, Embraer recommends the reading of the Descriptive Memorandum of the Transaction and further ancillary documents that present the Restructuring, which include detailed information on the matters addressed hereunder.  Such documents are available for the shareholders at the Company’s head offices and on the website www.embraer.com.br.  The administration of the Company has requested legal opinions from the most renowned Brazilian scholars, in order to provide legal support to the proposed Restructuring.  At the time such legal opinions are delivered to the Company, they will be disclosed and available to all shareholders at the head offices of Embraer or on the website www.embraer.com.br.

1.          OBJECTIVE OF THE PROPOSAL

As detailed in Item 2 below, the proposed Restructuring to be submitted to the shareholders of the Company aims to create a basis for the sustainability, growth and continuity of the Company’s businesses and activities, as its implementation will assure the Company’s improved access to the capital markets and the increase of its financing capacity and development of expansion programs.

The Restructuring includes the merger of Embraer with and into Rio Han Empreendimentos e Participações S.A. (the “Merger”), a corporation with head offices in the City of São José dos Campos, State of São Paulo, Avenida Brigadeiro Faria Lima, n.º 2170, Prédio F56, ground floor, room 2565, enrolled in the CNPJ/MF under no. 07.689.002/0001-89, with its acts of incorporation registered with the Commercial Registry of the State of São Paulo – JUCESP under NIRE 35.300.325.761 (“Rio Han”, “Mergor Company” or “New Embraer”), organized with the specific purpose to act as a vehicle in the Restructuring process.  As a result of the Merger, Embraer will cease to exist and, consequently, all shares issued by it will cease to be outstanding, and the Company’s shareholders will receive common shares issued by Rio Han. The golden share issued by Embraer to, and held by, the Federal Government (the “Golden Share”) will be replaced by another golden share to be issued by Rio Han.

The Restructuring will result in higher liquidity to all shareholders of Embraer, who will benefit from the potential increase of the market value of their shares and improvement of the current corporate governance standards to be adopted by the Company, which include, among others, the extension of voting rights to all shareholders of New Embraer.

Upon conclusion of the Restructuring, New Embraer, as successor of the Company, will request its registration as a public company with the Comissão de Valores Mobiliários – CVM, its listing on the Novo Mercado segment of the São Paulo Stock Exchange (“BOVESPA”), as well as the listing of its American Depositary Shares (“ADS”) on the New York Stock Exchange - NYSE.  New Embraer will become the largest Brazilian public company with dispersed corporate control and majority of voting rights necessarily held by Brazilian shareholders.  As holder of the Golden Share, the Federal Government will be assured maintenance of its special rights, which were granted in order to preserve Brazil’s strategic interests inherent in the Company’s business activities.

Reference to shares issued by the Company and shares not subject to the Embraer Shareholders’ Agreement shall be deemed to include American Depositary Shares (“ADS”) issued under Embraer’s American Depositary Receipt (“ADR”) program.  References to Embraer shareholders shall be deemed to also include holders of Embraer ADS.

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2.           THE RESTRUCTURING AND ITS STAGES

2.1. RIO HAN’S INCORPORATION AND CAPITALIZATION

Rio Han is a companhia fechada (a “closed” company), whose only shareholders are Cia. Bozano, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and Fundação Sistel de Seguridade Social, the current controlling shareholders of Embraer (the “Current Controlling Shareholders”).  Rio Han holds 60% of Embraer’s voting capital and 20.16% of its total capital, in accordance with the chart below.

1.	Shares of the Current Controlling Shareholders subject to the Shareholders’ Agreement.

2.	Embraer’s shares transferred to Rio Han as a result of the capital increase.

3.	All other common and preferred shares, including those of Bozano, Previ and Sistel, not subject to the Shareholders’ Agreement and those subject to the Embraer ADR program.

Rio Han has the specific purpose to serve as a vehicle for the transaction and (i) hold the 145,527,000 common shares issued by Embraer and transferred by its Current Controlling Shareholders, all subject to the Shareholders’ Agreement dated July 24, 1997, as amended (the “Control Shares” and the “Shareholders’ Agreement”, respectively) and, (ii) in the event the Restructuring proposal is approved, Rio Han will merge with, and become the successor of, Embraer.

On January 18, 2005, the Control Shares were contributed to the capital of Rio Han, and each one of the Current Controlling Shareholders received 1.1153 common shares issued by Rio Han for each Control Share contributed into Rio Han’s capital, for a total of 162,306,263 new common shares issued by Rio Han.  On the date hereof, the capital stock of Rio Han is comprised as follows:

Shareholder	Number of common shares*	Percentage Participation in the capital stock

Bozano	54,102,501	33.33%
Previ	54,102,131	33.33%
Sistel	54,102,131	33.33%
Total	162,306,763	100%

*. Includes 168 shares of Rio Han held by Bozano, 166 held by Sistel and 166 held by Previ.

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2.2. THE MERGER PROPOSAL:

On January 19, 2006, the Board of Directors of Embraer approved the proposal presented by the Executive Committee regarding the Merger of the Company with and into Rio Han, in accordance with the Protocol of Justification and Merger (“Merger Agreement”), as executed by the managements of Rio Han and Embraer on that same date.

On the same occasion, the Board of Directors of Embraer approved the calling of the Company’s General Shareholders’ Meeting, to be held on March 31, 2006, in accordance with the call notice to be published on a future date.  Nonetheless, the Board of Directors of the Company may decide, until March 24, 2006, to postpone such General Shareholders’ Meeting, since the effective holding of the Meeting is conditioned upon registration with the U.S. Securities and Exchange Commission (“SEC”), as described in item 8 below.

When deciding on the proposal for the Merger of the Company with and into Rio Han, the shareholders will discuss and analyze the terms of the Merger Agreement and all exhibits thereto, which include the proposal for amendment to the By-Laws of New Embraer, which will become effective immediately after approval of the Restructuring. Additionally, Embraer’s shareholders will also analyze the proposals to: (i) include a temporary provision in the By-Laws of the Company, entitling all shareholders the right to vote in such General Shareholders’ Meeting, as detailed in item 2.3 below; (ii) ratify the appointment of the specialized companies that are responsible for the preparation of the valuations of the Company under different criteria; and (iii) approve the valuations prepared by the specialized companies mentioned in item (ii) above.

The Merger proposal and the terms of the Merger Agreement, including all exhibits thereto, were approved by all members of the Conselho Fiscal (Fiscal Council) of Embraer, at the meeting held on January 19, 2006.

Upon approval of the Merger, both the Shareholders’ Agreement and Embraer will automatically cease to exist and Embraer’s shareholders and ADS holders, regardless of the type of shares held, will receive, respectively, common shares and ADS issued by New Embraer, in accordance with the exchange ratio indicated in item 5.2 below.  The Golden Share held by the Federal Government will be replaced by another golden share issued by New Embraer.  The chart below sets forth the capital composition of New Embraer after approval of the Restructuring:

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1.	New Embraer’s shares, received by the Current Controlling Shareholders in exchange for the transfer to Rio Han of the shares issued by Embraer subject to the Shareholders’ Agreement.

2.

New Embraer’s shares received by the other preferred and common shareholders of Embraer, including Bozano, Previ and Sistel, not bound to the Shareholders’ Agreement and subject to the Embraer ADR program.

2.3. PROCEDURES FOR VOTING ON THE RESTRUCTURING PROPOSAL AT THE GENERAL SHAREHOLDERS’ MEETING OF EMBRAER:

In accordance with the recommendations of CVM relating to corporate governance practices and in order to allow greater transparency to the voting process, the Restructuring proposal will be submitted to all shareholders of the Company for approval, regardless of the type of shares held by them, in two different stages, subject to the veto right granted to the Federal Government, as holder of the Golden Share.

First, the Restructuring proposal will be submitted for approval by all shareholders of the Company – including the ADR Program depositary bank, which will vote as instructed by ADS holders but excluding Rio Han and the Current Controlling Shareholders, which will not vote in this first voting stage.

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In the event that the Restructuring proposal is rejected in this first voting stage, by the shareholders (including ADS holders) representing the majority of the outstanding shares (i.e., all common and preferred shares issued by the Company outstanding in the market, excluding those held by the management of Embraer, by Rio Han and by the Current Controlling Shareholders whether or not subject to the Shareholders’ Agreement), the Current Controlling Shareholders will vote against the approval of the Restructuring.  In case the Restructuring proposal is not rejected in the first voting stage by the majority of the Company’s outstanding shares, Rio Han and the Controlling Shareholders will vote on the Restructuring proposal at their discretion.

In order to allow the implementation of the voting procedure described above, an amendment to Embraer’s By-Laws will be submitted to the Company’s General Shareholders’ Meeting called to consider and vote on the Restructuring proposal, in order to provide for the inclusion of a temporary provision with limited validity.

3.           RATIONALE, PURPOSES AND BENEFITs ARISING FROM THE RESTRUCTURING:

The main goal of the Restructuring is to create a basis for the sustainability, growth and continuity of Embraer’s businesses and activities, through its successor, New Embraer.  These goals will be reached through improved access by New Embraer to the capital markets, upon expansion of its capacity to raise funds for the development of products and business or market expansion programs.  Furthermore, the Restructuring will result in the strengthening and independence of New Embraer’s management, thus benefiting all shareholders through the adoption of more comprehensive corporate governance practices.  The Restructuring will specifically result in several advantages to all parties involved, as follows:

3.1. BENEFITS TO THE COMPANY AFTER THE RESTRUCTURING, UNDER THE LEGAL STRUCTURE OF THE SUCCEEDING COMPANY, NEW EMBRAER:

•

Enhancement of the capacity to fund the expansion of New Embraer’s programs due to improved access to the capital markets, currently limited because of: (i) the share control structure of the Company; and (ii) the maximum proportion allowed by the Brazilian Corporation Law between common and preferred shares; and

•	Possibility to use New Embraer’s shares as an acquisition currency for assets, which shall enable its potential international expansion.

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3.2. BENEFITS TO EMBRAER’S CURRENT SHAREHOLDERS:

•

Extension of voting rights to all shareholders – including to the ADR program depositary, which will vote as instructed by ADS holders – since the shares of New Embraer will be common shares, thus allowing New Embraer’s admission to BOVESPA’s Novo Mercado segment;

•	Potential liquidity increase of the shares, thus impacting their quotation in the stock exchanges;

•	Improvement of the corporate governance practices and higher transparency in the management of New Embraer; and

•

For the Current Controlling Shareholders, establishment of a premium for the termination of the Shareholders’ Agreement and relinquishment of control of the Company.  Based on the Restructuring proposal, the premium will be granted to the Control Shares upon the attribution of a differentiated exchange ratio for purposes of the transfer thereof to Rio Han on the capital increase when compared to that attributed to the other shares issued by Embraer at the time of the Merger.

3.3.BENEFITS TO THE BRAZILIAN CAPITAL MARKETS:

•

The first major Brazilian company with dispersed corporate control and adequate structure to adhere to BOVESPA’s Novo Mercado, creating a standard that may be used as a model for similar transactions; and

•	Creation of a new corporate governance benchmark.

3.4. BENEFITS TO THE FEDERAL GOVERNMENT:

•	Maintenance of the Golden Share with the previously attributed rights and improvement of their exercise;

•

Assurance of the majority of voting rights held by Brazilian shareholders, through the limitation of foreign shareholders’ voting rights set forth in the By-Laws of New Embraer, in order to maintain the principle established in the Privatization Notice;

•	Control over the concentration of an equity interest in the capital stock of New Embraer equal to or greater than 35%;

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•	Statutory assurance of maintenance of a capital dispersion structure, due to the adoption of mechanisms restricting the number of votes to be cast by each shareholder or group of shareholders; and

•

Assurance of New Embraer’s continuance as the technological and industrial support of the Brazilian Army strategic actions, taking into consideration the maintenance of the control of New Embraer with Brazilian shareholders and the strengthening of the rights of the Golden Share.

4.           BY-LAWS OF NEW EMBRAER

The proposed Amendment to the By-Laws of New Embraer, attached to the Merger Agreement, to be submitted to the Company’s General Shareholders’ Meeting that will decide on the Restructuring, will include the provisions necessary to ensure, among other measures described herein: (i) the adoption of the best practices of corporate governance; (ii) the maintenance of the shareholding control dispersion among its shareholders; and (iii) the limitation to the participation of foreign shareholders in the shareholder deliberations, thus ensuring that the Brazilian shareholders will maintain the majority of the voting rights therein, in accordance with the restrictions created as part of the Company’s privatization.

Some of the main provisions included in the proposed Amendment to the By-Laws of New Embraer, which were created to allow the Restructuring, are listed herein.

For a more detailed description, the Descriptive Memorandum of the Transaction and the Proposal for Amendment of New Embraer’s By-Laws, attached to the Merger Agreement as Exhibit V and available at the Company’s head office and on the website www.embraer.com.br, should be analized.

4.1. GENERAL LIMITATION ON THE EXERCISE OF VOTING RIGHTS AT GENERAL MEETINGS:

The maximum number of votes allowed to any shareholder (or group of shareholders) at any General Shareholders’ Meeting of New Embraer will correspond to 5% of the capital stock, regardless of the number of shares or ADS held by such shareholder.  This measure, based on article 110, paragraph 1 of Law 6,404/76, intends to avoid the excessive concentration of shares in the hands of a shareholder or group of shareholders.

In conformity with the privileges granted to the Golden Share, which aims to avoid the excessive concentration of shares in the hands of one shareholder or group of shareholders, as set forth in Item 4.3 hereunder, this restriction does not impose any limitation on the ownership of shares or on the economic rights of the shares, including in relation to the distribution of dividends.

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4.2. LIMITATION ON THE EXERCISE OF THE VOTING RIGHTS OF FOREIGN SHAREHOLDERS AT THE  GENERAL SHAREHOLDERS’ MEETINGS:

In addition to the limitation imposed on all shareholders of New Embraer described above, the total votes that may be cast by foreign shareholders, individually or collectively, in any General Shareholders’ Meeting, will be limited to 40% of the total votes present at such meeting.

The inclusion of such limitation in the By-Laws of New Embraer takes into consideration the principles established in the Embraer Privatization Notice, as published in the Official Gazette dated April 4, 1994.  Such orientation was ratified by the Attorney General’s Office in the Opinion GQ-215, of January 6, 2000 and approved by the Presidency of the Federative Republic of Brazil on January 17, 2000, according to the order published in the Official Gazette dated January 20, 2000, which limits the participation of foreign shareholders to 40% of Embraer’s voting capital.

Therefore, the limitation on the exercise of the political rights by foreign shareholders of New Embraer will be maintained, but without any prejudice to, or limitation on, the free float of these shares, or the economic and equity rights inherent to them.

4.3. APPROVAL OF THE FEDERAL GOVERNMENT FOR ACQUISITION OF INTEREST EQUAL TO OR HIGHER THAN 35% OF THE CAPITAL STOCK AND REQUIREMENT OF A PUBLIC TENDER OFFER FOR ACQUISITION OF SHARES

The acquisition of amounts equal to or higher than 35% of the capital stock of New Embraer, whether in shares or ADS, by any shareholder or group of shareholders, will be subject to the approval of the Federal Government.  In the event an authorization by the Federal Government is obtained, such increased in participation must also be subject to a public tender offer for acquisition of shares (Oferta Pública de Aquisição de Ações - OPA) of the total shares and ADS of New Embraer, at the price calculated based on the criteria established in the By-Laws.

This mechanism ensures at the same time that: (i) the Federal Government will have the control over the acquisition of interests equal to or higher than 35% of the capital stock of New Embraer; and (ii) in case such authorization is granted, the other shareholders of New Embraer may sell their shares through a public tender offer to the offering shareholder.

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4.4. RIGHTS OF THE GOLDEN SHARE:

Besides the provisions set forth in Item 4.3 above, the By-Laws of New Embraer keep all prerogatives currently granted to the Federal Government, as holder of the Golden Share, and as established in the Privatization Notice, and, furthermore, assure to the Federal Government, the veto right in any decision related to: (i) changes in the vote restrictions described in items 4.1 and 4.2 above; (ii) statutory amendments involving changes to the rights granted to the Golden Share; and (iii) statutory changes to the provisions related to the acquisition of interests equal to or higher than 35% of the capital stock.

4.5. MONITORING OF EQUITY SHAREHOLDINGS:

Without prejudice to the other legal duties, the Officer of Investor Relations of New Embraer will be responsible to coordinate a task force in charge of monitoring alterations in New Embraer’s shareholding composition, whether in relation to the equity interest held by each shareholder or group of shareholders (including ADS holders) of New Embraer, or in relation to the shareholders’ nationality, denouncing to the proper authorities possible breaches of the By-Laws.

4.6. BOARD OF DIRECTORS OF NEW EMBRAER – GENERAL RULE AND TRANSITION PERIOD:

The Board of Directors of New Embraer will be comprised of 11 members and their respective alternates.  The Federal Government, as holder of the Golden Share, will have the right to appoint one member and an alternate, and the employees of New Embraer will have the right to appoint two (2) members and their respective alternates.  The eight (8) remaining members and their respective alternates will be elected by the other shareholders, gathered at the General Shareholders’ Meeting, in due observance to the vote limitations mentioned in items 4.1 and 4.2 above.

In according with the rules of the Novo Mercado, the members of the Board of Directors will have a unified two-year term.  However, in order to ensure the stability of the corporate actions and the continuity of management guidelines during the period immediately subsequent to the approval of our Restructuring, the first term of the Board of Directors will be of three (3) years, terminating at the Annual General Shareholders’ Meeting to approve the financial statements for the fiscal year ended in 2008, after which the maximum two-year term of the members of the Board must be observed. This measure intends to avoid any break in the short and medium-term strategies already planned by the current management, and also provides for the Company’s transition to the new structure without prejudice to its businesses.

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Additionally, in order to ensure the stability and continuity of the management during the transition period mentioned above, the members of the Board of Directors of New Embraer will be elected at the General Shareholders’ Meeting of Rio Han immediately before the decision on the approval of the Merger.

The first term of office of the Board of Directors will comprise the transition period following the Merger.  According to information received from Rio Han, its shareholders intend to elect the following individuals to manage New Embraer during this transition period, Mr. Maurício Novis Botelho (Brazilian, married, engineer, resident and domiciled in the city of São Paulo, State of São Paulo, bearer of the identity card RG no. 01.641.893-1 IFP/RJ, enrolled with the CPF/MF under no. 044.967.107-06 and the current Chief Executive Officer of the Company) as the Chairman of the Board of Directors of Rio Han, who will then also be elected Chief Executive Officer of Rio Han, in accordance with the rules mentioned above.  The other positions on the Board of Directors will be filled by: one member appointed by the Federal Government; two members appointed by the Company’s employees; and one member will be appointed by each one of the Current Controlling Shareholders.  Four members will be independent, and not related to Rio Han, the Company or the Current Controlling Shareholders, based on the criteria set forth in the Novo Mercado Regulation.

After the approval of the Merger by the General Shareholders’ Meeting of Rio Han, a meeting of the Board of Directors of Rio Han will be held for the election of the Officers.  The Officers’ term will follow the same criteria applicable to the Board of Directors, including as concerns the initial period of three years after the Restructuring.  After the transition period, the terms of the members of the Board of Directors and Executive Board will be of two years and necessarily concurring.

As part of the procedures to ensure the coordinated and stable transition of New Embraer to the dispersed control environment, the Chairman of the Board of Directors of New Embraer, Mr. Maurício Novis Botelho, qualified above, will also be its Chief Executive Officer until the Ordinary General Meeting that will approve the financial statements for the fiscal year ended on December 31, 2008.  After the mentioned Shareholders’ Meeting, the Board of Directors of New Embraer will appoint a new Chief Executive Officer, and a same person will be expressly prohibited from holding simultaneously seats in New Embraer’s Board of Directors and Executive Committee.

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4.6. BREACH TO LEGAL AND STATUTORY PROVISIONS:

Pursuant to article 120 of Law 6,404/76, violations of law or of the By-Laws of New Embraer will subject the violating shareholder to the suspension of its political rights (i.e., the temporary loss of its voting rights), upon decision of the General Shareholders’ Meeting to this effect, such suspension to be lifted as soon as compliance is restored.

The provision mentioned above is also included in the proposed By-Laws of New Embraer, attached to the Merger Agreement as Exhibit V, in order to emphasize that such measure may also be adopted upon proposal of the management of New Embraer, in case of a breach of the statutory provisions, especially those mentioned in Items 4.1 to 4.4 above.

5.          VALUATIONS, EXCHANGE RATIO AND CHANGES IN POLITICAL AND EQUITY RIGHTS:

As result of the Merger, Embraer will cease to exist and its current shareholders will receive common shares or ADS issued by New Embraer, as the case may be, based on the exchange ratio described below.  The shares of the capital stock of Embraer held by New Embraer will be cancelled.

5.1.  VALUATION REPORT - BOOK VALUE:

The calculation of the amount of the capital increase of New Embraer resulting from the Merger will be based on the Shareholders’ Equity Valuation Report of Embraer, prepared on January 18, 2006 by Acal Consultoria e Auditoria S/S, with head office in the City of São Paulo, State of São Paulo, at Av. Paulista no. 2300, Pilotis, Cj. 60, enrolled with CNPJ/MF under no. 28.005.734/0003-44.

The valuation conducted by Acal Consultoria e Auditoria S/S was based on the Company’s book value calculation criterion, in accordance with the Company’s balance sheet as of September 30, 2005, duly audited. According to the valuation report of Embraer’s book value, the book value of the Company as of September 30, 2005 amounted to R$ 4,771,725,554.66. Consequently, the increase in the capital stock of New Embraer arising from the Merger will be of R$ 3,809,708,284.77.

The net worth variations verified in New Embraer between September 30, 2005 – base date of the valuation of its accounting net worth – and the General Shareholders’ Meeting that approves the Merger, shall be absorbed by New Embraer.

The appointment of Acal Consultoria e Auditoria S/S, as well as the valuation report assessing the book value of Embraer, will be submitted for the approval of the General Shareholders’ Meeting of Embraer and Rio Han called to decide on the Merger, in which occasion the proposal for ratification of the acts practiced up to that moment by their respective administrators within the Restructuring process will also be analyzed.

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5.2.  EXCHANGE RATIO OF EMBRAER’S SHARES AND ADS FOR NEW EMBRAER’S SHARES AND ADS AND PREMIUM ATTRIBUTED TO THE SHARES SUBJECT TO THE SHAREHOLDERS’ AGREEMENT:

In order to support the process for determination of the exchange ratio for the Company’s shares and New Embraer’s shares and ADS, Goldman Sachs & Companhia, with head offices in the city of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitschek no. 510, 6th floor, enrolled with the CNPJ/MF under no. 30.892.178/0001-55, was appointed to conduct the corresponding economic and financial analyses (the “Financial Analyses”).  Such studies were conducted taking into consideration the base date of September 30, 2005.

The Management of Embraer understands that there is a legitimate and justified expectation of the Current Controlling Shareholders that the Control Shares receive an amount higher than that applied to the other shares that are not subject to the Shareholders’ Agreement. This understanding is based on the Financial Analysis, specifically retained to support the exchange ratio of Embraer’s shares for shares of New Embraer.  The Merger will result in the dilution of New Embraer shareholding composition and, therefore, will equalize the amount of all New Embraer shares, granting to its shareholders, indistinctly, higher chances of influencing its management.

The Financial Analysis assesses the existence of elements that would justify the payment of a premium of up to 24.4% to the holders of the Control Shares, on the valuation value of the shares – and ADS – of Embraer not subject to the Shareholders’ Agreement, regardless of their type.  The management of the Company and Rio Han understand that the approval of the Restructuring proposal by the Current Controlling Shareholders imposes the concession of incentives that justify the waiver of rights currently set forth in the Shareholders’ Agreement and the power to control the Company.

On the other hand, the management of Embraer must consider the best interests of the Company and of the group represented by all its shareholders, without favoring any group, whether controlling or minority. Due to the assumptions above, and based on the opinions of the most renowned Brazilian scholars, the management of the Company and Rio Han proposed the implementation of the Restructuring, based on the exchange ratio mentioned above.

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The management of Embraer and New Embraer understand that, among the several criteria addressed in the Financial Analyses, the discounted cash flow method is the one which best reflects the value of Embraer and, consequently, of New Embraer, since the assets of Rio Han are exclusively comprised of the shares of Embraer previously held by the Current Controlling Shareholders.

Taking into consideration the Financial Analyses and in observance with the exchange ratio bands included therein, the management of Embraer and New Embraer will propose that as result of the Merger the exchange ratio of the Company’s shares not subject to the Shareholders’ Agreement is made at the ratio of 1 new common share of New Embraer for each common or preferred share of the Company.  The Company’s shares held by New Embraer will be cancelled.

Considering that due to the Restructuring: (i) the transfer of the Control Shares to the capital stock of New Embraer will be made at the ratio of 1.1153 shares of New Embraer for each Control Share; and (ii) the Proposal of the Executive Committee and the Merger Agreement determine that, upon the Merger, each share of the Company not subject to the Shareholders’ Agreement, regardless of the type, will be replaced by one common share of New Embraer, the proposal to be submitted to the shareholders of Embraer includes the concession of a premium of 9.0%, exclusively to the Control Shares.

The implementation of the Restructuring will result in the increase in the interest participation of the Control Shares, from 20.16% of the Company’s capital stock to 21.97% of New Embraer’s capital stock. On the other hand, the interest of the shares not subject to the Shareholders’ Agreement, including those held by the Current Controlling Shareholders, will be reduced from 79.84% of the Company’s capital stock to 78.03% of New Embraer’s capital stock, resulting in a dilution of 2.3%.

Embraer’s common and preferred shares held by the Current Controlling Shareholders but not subject to the Shareholders’ Agreement will not be entitled to a control premium, and will receive the same treatment given to the shares held by the non-controlling shareholders.

Embraer’s common and preferred shares, as well as ADS, will be replaced for shares with voting rights, or ADS, as the case may be, of Rio Han. The By-Laws of New Embraer will prohibit the issuance of preferred shares. Accordingly, due to the Merger, the holders of Embraer’s preferred shares – and, consequently, ADS – will lose the following equity rights, currently prescribed by article 8 of its By-laws: (i) priority in the reimbursement of capital, without bonus; and (ii) dividends per share at least ten (10) times higher than those attributed to each common share.

The management of Embraer considers equitable the application of the same exchange ratio between the Company’s common and preferred shares (ADS included) and New Embraer’s shares and ADS, since the equity losses suffered by the preferred shares (including those in form of ADS) of Embraer will be offset against the acquisition of the voting rights granted to the shareholders of Rio Han.

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5.3. NEW EMBRAER’S CAPITAL STOCK AFTER THE MERGER:

Upon implementation of the Merger, the capital stock of New Embraer will be increased by R$3,809,708,284.77, equivalent to the book value of Embraer, discounting the portion corresponding to the interest currently held by Rio Han in the Company’s capital stock.

The mentioned capital increase will be represented by the issuance of 576,305,057 common book-entry shares, with no par value of New Embraer, as follows:

New Embraer’s Capital Stock	R$	Number of shares

Pre Merger	962,017,769.89	162,306,763
Post Merger	4,771,726,054.66	738,611,820

5.4. VALUATION REPORT - MARKET VALUE

In compliance with article 264 of Law 6,404/76, the market value of Embraer and New Embraer for purposes of the calculation of the amount to be paid as reimbursement in case of withdrawal of dissenting shareholders, was also assessed by Acal Consultoria e Auditoria S/S, above qualified.  Such valuations were made using the same criteria and on the same date (January 18, 2006), based on the duly audited financial statements of Embraer and of Rio Han, as of September 30, 2005.

For preparation of the valuation reports in compliance with article 264 of Law 6,404/76, Acal Consultoria e Auditoria S/S made the necessary adjustments to the financial statements of Rio Han, in order to account the transfer of 145,527,000 Control Shares to its corporate capital that occurred on January 18, 2006.

For preparation of the valuation reports, Acal Consultoria e Auditoria S/S assumed that Rio Han: (i) owns the Control Shares as its sole asset; and (ii) does not have any debts or obligations that could negatively impact its net worth.

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The result of such valuation is presented below:

Before the Merger	EMBRAER			NEW EMBRAER

Amounts per share valued at market value	R$	2,756,720	R$	555,727
Number of shares comprising the total capital		721,831,057		162,306,763
Book value per share	R$	3.82	R$	3.42
Exchange ratio valued at market value (or ADS)		1.1154 shares of New Embraer for 1 share of Embraer

5.5. DISSENTERS’ OR APPRAISAL RIGHTS:

The Merger will grant dissenters’ or appraisal rights to the shareholders of the Merged Company who expressly disagree with the proposal within 30 days from the publication of the minutes of the General Shareholders’ Meeting which approves the Merger Agreement, and the payment of the respective reimbursement will depend on the performance of the transaction, as set forth in article 230 of Law 6,404/76.

In accordance with article 137, item II of Law 6.404/76, the appraisal right is not granted to holders of shares of any type that cumulatively presents: (i) liquidity, typified by the listing of such shares in a trading index; and (ii) dispersed ownership, when the controlling shareholder, the controlling company or other companies under its control, hold less than half of the shares of such type or class.

Both Embraer’s common shares and preferred shares are listed in the Bovespa Index, but only preferred shares are liquid. Accordingly, appraisal rights will be assured to the holders of Embraer’s common shares who timely and formally express their disagreement with the Merger, being these shareholders entitled to claim the auditing of the special balance sheet of Embraer, as set forth in paragraph 2 of article 45 of Law 6,404/76, for purposes of calculation of the reimbursement price.

The express disagreement will be considered to be timely if received within 30 days from the publication of the minutes of the General Shareholders’ Meeting of the Company that approves the Merger, and the payment of the reimbursement price will depend on the effective performance of the transaction, as set forth in article 230 of Law 6,404/76. In the cases in which auditing of the special balance sheet is requested, according to paragraph 2 of article 45 of Law 6,404/76, the shareholder will receive 80% of the reimbursement price, and the balance, if any, will be paid within 120 days from the date of approval of the Meeting, as set forth in paragraph 3 of article 137.

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The appraisal rights of Embraer’s shareholders dissenting from the Merger will be limited to the shares held by these shareholders until the day of the first publication of the call notice to the General Shareholders’ Meeting, and cannot be exercised in relation to the shares purchased afterwards, as set forth in paragraph 1 of article 137 of Law 6,404/76.

As set forth in the main section and paragraph 3 of article 264 of Law 6,404/76 and considering that the exchange ratio of Embraer’s shares for New Embraer’s shares proposed based on the valuation of the Company at economic value – of 1 share of New Embraer for each share of the Company – is less beneficial to New Embraer’s shareholders in relation to the price set forth based on the valuation of the Companies at market value – of 1.1153 shares of New Embraer for each Company’s share – the reimbursement to the shareholders of Embraer that timely and formally express their disagreement in relation to the Merger will be guaranteed and made based on Embraer’s shareholders’ equity, calculated on September 30, 2005, corresponding to R$ 6.61 per share, as follows:

EMBRAER – BEFORE THE MERGER
Book value at 09.30.2005	R$	4,771,725,554.66
Number of shares comprising the capital stock		721,832,057
Book value per share at 09.30.2005	R$	6.61

6.          CHANGE TO RIO HAN’S CORPORATE NAME:

Upon approval of the Merger, Rio Han will be renamed “Embraer – Empresa Brasileira de Aeronáutica S.A.”, thus assuming the name of the Merged Company.

7.          RESTRICTIONS FOR TRADING OF THE SHARES HELD BY THE CURRENT CONTROLLING SHAREHOLDERS

During the six month period as from the date of the approval of the Merger, the Current Controlling Shareholders and the management of New Embraer cannot trade the shares held by them in the capital stock of the Company. Besides showing to the market that the Current Controlling Shareholders and the management remain committed to New Embraer and believe in its future, this measure intends to prevent the sale of a volume of shares of New Embraer immediately after approval of the transaction, which may adversely affect the quotation of its shares in the market.

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8.          REGISTRATION OF THE TRANSACTION WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”):

The effective holding of the General Shareholders’ Meetings of Embraer and New Embraer to decide on the approval of the corporate transactions described herein is conditioned upon registration with the SEC, as set forth in SEC regulations.

9.          GENERAL PROVISIONS:

The costs to be incurred with the implementation of the merger amounts to approximately R$12 million, including expenses related to the fees of auditors, valuation companies, legal counselors and publications.

The specialized companies Goldman Sachs & Companhia, and ACAL Consultoria e Auditoria S/S declared the inexistence of any conflict of interests regarding the transaction or any shareholder of Embraer or New Embraer, or any other company involved in the transaction and its related partners.

With due regard for item 8 above, the corporate transaction described herein is not subject to the approval of the local or foreign regulatory agencies or antitrust authorities.

Upon implementation of the Merger described herein New Embraer will request to the Brazilian Securities Commission (CVM) its listing as public company, pursuant to paragraph 3 of article 223 of Law 6,404/76 and, reinforcing the Company’s commitment with management transparency and promoting the interests of its shareholders, will request to adhere to Bovespa’s Novo Mercado. Moreover, the necessary changes will be made in the ADR Program launched by Embraer as of July 21, 2000.

All information and documents related to the Restructuring process, including the Merger Agreement and its exhibits, including valuation reports, opinions, economic and financial analyses, financial statements and proposed amendments to the New Embraer’s By-Laws, are, as from the date hereof, available to the shareholders at the head offices of Embraer, located in the City of São José dos Campos, State of São Paulo, at Av. Brigadeiro Faria Lima no. 2170, at the Company’s website www.embraer.com.br and at the head offices of New Embraer, located in the City of São José dos Campos, State of São Paulo, at Av. Brigadeiro Faria Lima no. 2170, Prédio F56, térreo, Sala 2656. This documentation was also submitted to CVM and Bovespa, and will also be furnished to the SEC.

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Embraer and the New Corporation will file important documents with the SEC.  If the Proposal is approved,  or by requesting such documents from Embraer at Av. Brigadeiro Faria Lima, 2,170, 12227-901 São José dos Campos, SP, Brazil, Attention: Anna Cecilia Bettencourt (telephone 55-12-3927-4404; fax 55-12-3922-6070; email: investor.relations@embraer.com.br).

The Restructuring and respective supporting documents will be submitted by Embraer and New Embraer to SEC. Investors and security holders are urged to carefully read these documents when they become available, because they will contain important information.  Investors and security holders may obtain copies of these documents for free, when available, at the SEC’s web site at  www.sec.gov, as well as at the Company’s head offices and on its web site at www.embraer.com.br.

The shareholders of Embraer interested in accessing the information or clarifying any doubts regarding the Restructuring proposal should contact the Company’s Investor Relations Department via phone (55-12-3927 4404) or e-mail: investor.relations@embraer.com.br.

São José dos Campos, January 19, 2006

/s/ ANTONIO LUIZ PIZARRO MANSO

Antonio Luiz Pizarro Manso
Vice President Executive and Investor Relations

          This communication may include forward-looking statements or statements about events or circumstances which have not occurred.  These forward-looking statements include, but are not limited to, statements regarding the (i) timing of the meeting of Embraer shareholders and the approval of the restructuring (the “Restructuring”) by such shareholders, (ii) expected changes that may be necessary if the Restructuring is effected, and (iii) benefits of the implementation of the Restructuring to Embraer and Embraer shareholders, including statements regarding improved access to capital markets and financing resources for future new program developments, and statements regarding the dispersed ownership and increased liquidity of Rio Han common shares, as well as the possible effects thereof on the market capitalization of Rio Han.  The company has based these forward-looking statements largely on its current expectations about the Restructuring, its implementation and the consequences arising therefrom.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: the non-approval of the Restructuring by Embraer’s shareholders; political and business conditions, both in Brazil and in Embraer’s markets; and existing and future government regulations in Brazil and abroad.

          The words “believes,” “may,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar words are intended to identify forward-looking statements.  Embraer and Rio Han undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors.  In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this communication might not occur.  Actual results could differ substantially from those anticipated in the forward-looking statements

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Free Translation
from the Portuguese

NM Project

Descriptive Memorandum of the Transaction

January 13, 2006

This Memorandum was prepared solely for information purposes, aiming to present the proposed structure for the restructuring of Embraer and submitting it for the analysis and considerations of the parties involved. Therefore, it should not be considered as any form of commitment to carry out the transaction described, collectively or partially, nor as a recommendation to any person, shareholder or not, to adopt any measure in relation to the Company’s investments.

The restructuring of Embraer and the documents that support it, shall be submitted to the U.S. Securities and Exchange Commission. The investors of American Depositary Shares (ADS) of Embraer and the American holders of common and preferred shares issued by Embraer are hereby advised to carefully analyze the supporting documents of the restructuring, regarding the prominence of its terms. As of their disclosure, such documents can be freely obtained from the website of SEC, www.sec.gov, or in the head offices of Embraer or in its official website – www.embraer.com.br.

Definitions

The terms used in this Memorandum will have the meaning attributed to them in this section:

ACAL	ACAL Consultoria e Auditoria S/S.

ADR	American Depositary Receipts.

ADS	American Depositary Shares.

AGU’s Opinion	Opinion GQ-215 of the General Attorney of the Government, dated as of January 6, 2000, and approved by the President through resolution of January 19, 2000.

ANBID	National Association of Investment Banks.

BNDESPAR	BNDES Participações S.A. – BNDESPAR.

Control Shares	Shares issued by Embraer held by the Controlling Group, bound to the Shareholders’ Agreement.

BOVESPA	São Paulo Stock Exchange.

Bozano	Cia. Bozano, company part of the Controlling Group.

Brazilian Corporate Law	Law No. 6,404 of December 15, 1976, and subsequent amendments.

CMN	National Monetary Council.

Company or Embraer	EMBRAER – Empresa Brasileira de Aeronáutica S.A.

Controlling Group	Bozano, Previ and Sistel, jointly, as Embraer’s controlling shareholders.

CVM	Brazilian Securities Commission.

Embraer’s Accounting Report	Embraer’s Accounting Appraisal Report, prepared by ACAL based on the net assets, according to Section IX.4.

European Shareholders

Dassault Aviation, ThalesTM , EADS – Eutopean Aeronautic Defence and Space Company N.V. and Safran (ancient SNECMA – Société Nationale d’Étude et Construction de Moteurs d’Aviation), jointly, as the Embraer’s current shareholders.

Financial Appraisal

Financial and economic analysis of Embraer, to be prepared by Goldman Sachs, which will determine the exchange ratio between the shares issued by Embraer and the new shares to be issued by Rio Han, as set forth in Section IX.4.

Golden Share	Special common share, held by the Federal Government, which grants veto powers in resolutions involving certain matters.

Goldman Sachs	Goldman Sachs & Cia., Embraer’s financial advisors.

Market Price Report	Embraer’s and Rio Han’s Market Appraisal Report, to be prepared by ACAL based on the net assets at Market prices, according to Section IX.4.

Mattos Filho	Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Embraer’s legal advisors.

New Embraer or Rio Han	Rio Han Empreendimentos e Participações S.A.

Novo Mercado	Novo Mercado, BOVESPA’s trading segment for companies with differentiated corporate governance practices.

NYSE	New York Stock Exchange

OPA	Public offering for acquisition of shares, pursuant to Brazilian Corporate Law and the CVM’s regulations.

Previ	Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, comprising the Controlling Group.

Privatization Notice	Notice n.º PND-A-05/94-Embraer, published in the Official Gazette dated of April 4, 1994, relating to Embraer’s privatization process.

SEC	U.S. Securities and Exchange Commission.

Securities Act	Law No. 6,385 of December 7, 1976, and subsequent amendments.

Shareholders’ Agreement	Shareholders’ Agreement entered into between Bozano, Previ and Sistel on July 24, 1997, relating to Embraer’s control.

Sistel	Fundação Sistel de Seguridade Social, comprising the Controlling group.

I.	Introduction		5
II.	Executive Summary		7
III.	History		10
IV.	The Proposed Transaction		12
	1.	Implementation Mechanism	12
	2.	Lock-Up Period for Negotiation of the Shares Held by the Controlling Group (“Lock-Up”)..	14
V.	Protection Mechanisms		15
	1.	Limitation of Voting Rights	16
	2.	Foreign Shareholders' Voting Limitation	17
	3.	Federal Government's Approval for the Acquisition of Interest Equal to or Above 35% of the Capital and the Mandatory Tender offer	19
	4.	Disclosure of Information regarding to Significant Interests	20
	5.	Follow-up of Corporate Interests	20
	6.	Violation of Statutory and Legal Provisions	20
	7.	Voting System for Decisions taken in the New Embraer General Shareholders' Meeting	21
VI.	Maintenance of the Golden Share Rights		24
VII.	Procedures for Election of the Management		26
	1.	Transition Period	26
	2.	Election of the Board of Directors in a Dispersed Control Environment	26
VIII.	Benefits of the Transaction		28
IX.	Summary of the Legal Aspects		30
	1.	Incorporation of Rio Han by the Controlling Group	30
	2.	Contribution of Embraer Shares to the Capital Stock of Rio Han	30
	3.	Merger of Embraer into Rio Han	30
	4.	Valuation Reports	32
	5.	Dissenters’ or Appraisal Rights	34
	6.	Definition of the Exchange ratio of the Shares Held by Minority Shareholders	35
	7.	Approval by Shareholders Representing the Majority of Capital Stock as a Condition for the Transaction	36
	8.	Disclosure of Information on the Transaction	36
X.	Company By-laws and the Corporate Governance Model of the Company		40
APPENDIX I – Bovespa's “Novo Mercado”			41
APPENDIX II – Shareholders' Agreement of Embraer			44
APPENDIX III – Current By-laws of Embraer			46
APPENDIX IV – Project of By-laws of New Embraer			62

I.        Introduction

This Memorandum was prepared by the management of Embraer, with the support of the Company’s advisors, Goldman Sachs and Mattos Filho, to present a proposal of the Company’s restructuring which will entail its listing in the Novo Mercado upon a corporate structure with dispersed ownership among its shareholders (the “NM Project”).

Initially, it should be pointed out that the development of new products by Embraer, as well as its future growth, depends on the expansion of the Company’s capacity to access the capital markets, which would allow the raising of funds through the issuance of new shares and/or securities convertible into shares for public subscription.

The Company’s current capital structure not only limits its access to resources through the capital markets but also precludes the obtaining of higher share liquidity since it limits the adoption of the highest corporate governance standards currently existing, including, for example, the granting of voting right to all shareholders.

Once the transaction is carried out, the Company will be merged into Rio Han, which capital will be exclusively represented by common shares and one Golden Share (Golden Share). Embraer’s shareholders will receive shares issued by New Embraer to replace the shares held by them at the date of the merger.

As part of the restructuring process, Rio Han will have its name altered to “EMBRAER – Empresa Brasileira de Aeronáutica S.A.”. However, for purposes of this Memorandum, “Embraer” or “Company” will always be referred to as the merged company, and “Rio Han” or “New Embraer” as the company into which Embraer will be merged.

Once the restructuring is concluded, New Embraer’s by-laws will include mechanisms mainly aimed to: (i) preclude the formation of a new permanent controlling group through the limitation of the number of votes granted to individual shareholders or to a group of bound shareholders; (ii) limit the foreign shareholders’ aggregate voting right to 40% of the total votes at each General Meeting of Shareholders, thus ensuring that the principle established at the Privatization Bid and confirmed on the AGU’s Opinion as regards to the limitation of foreign interest in the Company’s voting capital; and (iii) maintain the current rights of the Golden Share.

As a result of the transaction, New Embraer will become the biggest public company with fully dispersed ownership and with the majority of the vote rights held by Brazilians, providing higher liquidity for all its shareholders, who will then benefit from the potential share valuation increase, and improvement of current corporate governance standards resulting from the extension of voting rights to all shareholders and holders of ADS of New Embraer.

In addition, the transaction will be inNewtive in the Brazilian capital markets as a result of not only the restriction mechanisms for acquisition of the control and hostile take overs, but also due to the high levels of corporate governance which the Company intends to implement, both initiatives without precedents in Brazilian companies.

II.       Executive Summary

1.

This Memorandum contemplates the Company’s corporate restructuring, through its merger into Rio Han, and its subsequent dissolution.  The proposal aims at promoting the dispersion of New Embraer’s control amongst its shareholders, as well as its listing on the BOVESPA’s Novo Mercado segment and its ADS listed on NYSE. The implementation of the transaction, as it was structured, will have two stages, to be submitted for the approval of the shareholders of the two companies, as follows:

	(a)	Embraer will be merged into a new company, Rio Han;

	(b)	Due to the merger, Embraer will cease to exist, and New Embraer will be the full successor of Embraer;

(c)

All Embraer’s shareholders will have the Company’s shares and ADS replaced by New Embraer’s common shares and ADS, respectively, with voting rights, and the By-laws of New Embraer will prohibit the issuance of preferred shares.

As explained in the specific chapters of this Memorandum, the Brazilian shareholders will be assured to represent the majority of the votes at the General Shareholders’ Meetings of New Embraer, thus ensuring that the Brazilian shareholders will have decision-making powers at the General Shareholders’ Meetings.

As a direct result of the implementation of the phases described above, New Embraer will become the biggest Brazilian company with dispersed capital and with the majority of its voting rights held by Brazilian shareholders. The Federal Government will be assured with the maintenance of its special rights, as holder of the Golden Share, which were created in order to maintain the Brazilian strategic interests, inherent to the business activities of the Company.

2.	Amongst the main benefits of the transaction, analyzed in further details in Chapter VIII below, are:

(a)

The growth of the capacity of attraction of resources to support New Embraer’s expansion programs, arising from the easier access to the capital markets, which is currently limited due to the: (i) Embraer’s shareholding control structure; and (ii) maximum proportion allowed by Brazilian Corporate Law between common and preferred shares[1].

[1] Brazilian Corporate Law allows the Company to issue up to 66.66% of the capital stock in preferred shares. Currently, the percentage of prefered shares issued by the Company represents 66.22%.

	(b)	The improvement of corporate governance and increased transparency of the administration’s acts.

	(c)	The possibility to use New Embraer’ shares as currency for acquisition of assets and potential international expansion.

	(d)	Extension of voting right granted to all shareholders, including holders of ADS, since all shares issued by New Embraer shall be common, allowing the admission of Embraer to the Novo Mercado; and

	(e)	The potential liquidity increase of shares, thus impacting its quotation on the stock exchange and its the market value.

3.

Under New Embraer’s project by-laws, attached hereto as Appendix IV, protective mechanisms were created to ensure not only the dilution of the shareholding control, but also the holding by Brazilian shareholders of the majority of the votes at the general shareholders meetings of New Embraer, ensuring that the decision-making power is held by Brazilian individuals. Among these mechanisms we highlight the following:

(a)

No shareholder or group of shareholders, national or foreign, may vote at each General Shareholders’ Meetings with a number higher than 5% of the number of shares in which the capital stock is divided. This limitation intends to prevent the excessive concentration of shares or ADS in only one shareholder or group of shareholders;

	(b)	The total votes granted to foreign shareholders at any General Shareholders’ Meeting, solely or in a group, will be limited to 40% of the total votes to be cast at the Meeting;

(c)

Any shareholder or group of shareholders will be prohibited from acquiring participation equal or higher than 35% of New Embraer’s stock capital, except if expressly authorized by the Federal Government, as the holder of the Golden Share, and upon implementation of an OPA, as further detailed;

(d)

The shares exceeding 35% of New Embraer’s capital stock must be mandatorily sold, in case the Federal Government does not authorize the implementation of the OPA to acquire the shares above this limit, under the penalty of suspension of the voting rights inherent to these shares through the approval at the General Meeting of Shareholder that is specifically called by New Embraer’s management to discuss that matter; and

(e)

The shareholding composition must be disclosed whenever: (i) a shareholder’s interest reaches or exceeds 5% of the company’s capital stock; and (ii) any shareholder’s interest exceeds at least 5% of New Embraer’s capital.  This provision will be included in its by-laws, which reinforces the legal obligation of carrying out this disclosure.

4.	The rights of the Golden Share to be held by the Federal Government, as currently set forth in the Embraer’s by-laws, will be fully maintained in New Embraer’s by-laws, namely:

	(a)	Maintenance of the Federal Government’s right, as the holder of the Golden Share, to appoint one director, pursuant to paragraph 1, of article 18 of the Embraer’s current by-laws;

(b)

Submission for previous approval by the Federal Government, as holder of the Golden Share, for the acquisition, by any shareholder or group of related shareholders, of an interest equal or greater than 35% of New Embraer’s capital, as described in item 3(c) above;

	(c)	Veto rights in resolutions that may change the rights of the Golden Share, or change the protection mechanisms described in item 3 above;

	(d)	Maintenance of all other rights of the Golden Share currently set forth in Embraer’s by-laws; and

	(e)	Requirement of Federal Government’s approval, as the holder of the Golden Share, to change certain matters in New Embraer’s by-laws.

5.

The transaction will be implemented through the Company’s merger into Rio Han. The transaction will be carried out in two stages: (i) contribution of the Control Shares to pay-in capital increase of Rio Han; and (ii) merger of Embraer into Rio Han. The Controlling Group will have a different exchange ratio for the Control Shares, so as to assure proper compensation for the assignment of the controlling ownership of the Company in favor of the Company’s shareholders.

6.

As described in Section IX.7 below, the transaction will be submitted for the approval of the Company’s shareholders and holders of ADS of the Company, at a Special General Meeting in which each share, common or preferred, including ADS, will have voting rights, in express compliance with the corporate governance practices recommended by the CVM[2].

[2]  According to the book “CVM Recommendations on Corporate Governance”, dated as of June 2002: “Significant decisions should be approved by the majority of the stockholders, having each share the right to one vote, regardless of the class or type. Amongst the most significant decisions are: (1) approval of the appraisal report of the assets which will be merged into the capital; (2) changes in the Company’s objectives; (3) reduction of the mandatory dividend; (4) merger, split-up or incorporation; and (5) significant transactions with related parties. In certain issues, including those mentioned above, the restricted voting rights of the preferred shares shall not persist, taking into consideration the materiality of the decisions, which will affect all shareholders.

III.       History

On December 20, 1994, Embraer was privatized within the National Privatization Program.  As the Company is a strategic company, the Golden Share3 was created within the privatization process. The Golden Share, while held by the Federal Government, grants veto rights in the approval of certain matters, as well as the prerogative of appointing a member and an alternate to the Board of Directors.

Embraer’s current controlling shareholders – Bozano, Previ and Sistel – entered into the Shareholders’ Agreement on July 24, 1997.  The Shareholders’ Agreement is valid until July 24, 2007, provided that the controlling shareholders have, each, at least, 20% of the voting shares, being renewable for successive periods of five years (for further information on the Shareholders Agreement, see Appendix II –Shareholders Agreement of Embraer).

Aiming to continuously expand its technological capacity, increase its access to markets and develop new products and activities, the Embraer’s Shareholders’ Agreement provided for the selection of one or more strategic partners. In 1999, the European Shareholders acquired, jointly, 20% of the Company’s voting capital, but they were not included in the Controlling Group.

The following chart presents the Company’s shareholding composition as of December 30, 2005:

	December 30, 2005

	Common		Preferred		Total interest

Shareholders	Quantity	%	Quantity	%	Quantity	%

Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI	56,643,580	23.35	59,037,178	12.32	115,680,758	16.03
Fundação Sistel de Seguridade Social	48,508,890	20.00	155,726	0.03	48,664,616	6.74
Cia Bozano	48,509,220	20.00	18,786,588	3.92	67,295,808	9.32
Bozano Holdings, Ltd.	—	—	8,896,920	1.86	8,896,920	1.23
BNDES Participações S.A. – BNDESPAR	3,488,893	1.44	43,223,686	9.02	46,712,579	6.47
Dassault Aviation (1)	13,744,186	5.67	1,953,132	0.41	15,697,318	2.17
Thomson CSF/Thales (1)	13,744,186	5.67	1,953,132	0.41	15,697,318	2.17
EADS (1)	13,744,186	5.67	1,953,132	0.41	15,697,318	2.17
Safran (1)	7,276,332	3.00	1,034,010	0.22	8,310,342	1.15
Federal Government	1,850,495	0.75	499,416	0.10	2,349,911	0.33
Other	35,034,480	14.45	341,794,689	71.30	376,829,169	52.22

	242,544,448	100%	479,287,609	100%	721,832,057	100%

(1) European shareholders

[3]  The Federal Government also holds 0.75% of Embraer’s voting capital. However, only the Golden Share was considered for purposes of this Memorandum, and the remaining shares held by the Federal Government were considered as outstanding shares.

In the terms of the Shareholders Agreement, the European Shareholders are treated as strategic partners, and have the right to appoint two effective members and the respective alternates to the Board of Directors, provided that the equity interest of the European Shareholders is maintained at exactly 20% of the Company’s voting capital.  Upon implementation of the restructuring, the Shareholders Agreement will be terminated, and the formation of the Board of Directors will comply with the provisions of the Brazilian Corporate Law and New Embraer’s by-laws.

Due to a provision included in Embraer’s by-Laws, which will be reflected in New Embraer by-laws, the Federal Government has the right to appoint 1 (one) member to the Board of Directors and its respective alternate, as long as it holds the Golden Share.

Similarly, Embraer’s employees have the right to elect two members to the Board of Directors and their respective alternates, being one appointed by the CIEMB – Embraer Employees’ Investment Club, and the other appointed by the employees who are not shareholders of the Company.

IV.       The Proposed Transaction

1.         Implementation Mechanism

According to the proposed structure of the transaction, Embraer’s restructuring process will be divided into two stages:

(i) Organization of Rio Han and increase of its capital with the Control Shares.

Rio Han, is a close corporation, specially destined for purposes of the implementation of the restructuring described herein, which only has as shareholders the members of the Controlling Group, each one with equal interest in the Company’s corporate capital.

Immediately before submitting the transaction to Embraer’s Board of Directors, the Controlling Group will pay-in a capital increase of Rio Han with the transfer of all its Control Shares. For each Embraer’s share, the subscriber will receive a quantity of Rio Han’s shares to be defined by the management of the two companies based on the Financial Appraisal (see Section IX.6, below – Definition of the Exchange Ratio for the Shares Held by Minority Shareholders).

The following chart outlines Embraer’s capital structure after the conclusion of the first stage, after the Control Shares bound to the Shareholders Agreement had been transferred to Rio Han’s capital stock:

1.	Control Shares.
2.	All other preferred and common shares, including Bozano, Sistel and Previ shares not bound to the Shareholders’ Agreement, European Shareholders and shares bound to Embraer’s ADR program.

(ii) Merger of Embraer with and into Rio Han

After Rio Han’s capital increase through the transfer of the Control Shares, the process which will result in the Company’s merger will be started.

In accordance with CVM’s recommendations of corporate governance practices, and in order to provide increased transparency to the voting process, the restructuring proposal will be submitted to all shareholders of the Company, regardless of the type of shares held by them, in two different stages. At first, the restructuring proposal will the submitted to all shareholders of the Company, including the depositary Bank of the ADR Program of Embraer, which shall vote as instructed by ADS holders but excluding the shareholders of the Controlling Group, which shall not, direct or indirectly, cast a vote in this first stage of the voting process.

In case the restructuring proposal is rejected by shareholders or ADS holders representing more than 50% of the outstanding shares (considered as such all the common and preferred shares issued by the Company and traded in the market, including ADS, with exclusion of the shares held by the management of Embraer, by Rio Han and by the shareholders of the Control Group), the shareholders of the Control Group shall vote against the approval of the restructuring. In the event that the restructuring proposal is not rejected by the majority of the outstanding shares of Embraer, Rio Han and the shareholders of the Control Group will be free to cast their votes at their discretion.

In order to allow the implementation of the voting system described above, an amendment to Embraer’s by-laws, through the insertion of a transitory resolution with limited validity, will be proposed to the General Shareholders’ Meeting of Embraer that is called to resolve on the restructuring proposal.

As a result of the merger, Embraer shall automatically cease to exist and its shareholders, regardless of the  type or class of their shares, will receive New Embraer’s common shares (including ADS), according to the exchange ratio proposed by the management of the Company and of Rio Han, provided that:

(a)	all shares will be of the common type;

(b)	there will be no controlling group ; and

(c)

in exchange for the distribution of the control of the Company among all shareholders, Previ, Bozano and Sistel will be entitled to a differentiated exchange ratio, only in what concerns the Control Shares, in comparison to the exchange ratio applied to the other shareholders of Embraer as a result of the merger.

As a result of the merger above described, the Shareholders’ Agreement will be terminated, and the mergor company will then be called “EMBRAER – Empresa Brasileira de Aeronáutica S.A.”, by taking over the acquired company’s name.

The following chart outlines New Embraer’s structure after the merger:

1.	New Embraer’s shares received by the Control Group in exchange for replace the Control Shares.
2.	New Embraer’s shares received by the other holders of Embraer’s common and preferred shares not bound to the Shareholders Agreement and bound to Embraer ADR program.

2.       Lock-Up Period for Negotiation of the Shares Held by the Controlling Group

A six month lock-up period will be proposed, during which after the merger the members of the Controlling Group and the member of the Management will not be able to trade their New Embraer’s shares on the stock market.

Such lock-up will be established in the Merger Agreement and the Minutes of the Extraordinary General Meetings of the Company and New Embraer, and will be included in the respective Material Fact that will disclose the conditions of the transaction.

The lock-up period not only will demonstrate to the market that the Controlling Group and the Management of New Embraer remain committed with the company and believe in its future, but also such provision will prevent the sale of a considerable amount of shares of New Embraer immediately after the approval of the transaction, which could adversely affect its valuation in the market.

The Controlling Group, by imposing the lock-up on itself, will be announcing its commitment to New Embraer’s future and market value during this period, undertaking to refrain from selling or offering to sell its shares.

V.       Protection Mechanisms

The structure designed for New Embraer after the restructuring includes the creation of mechanisms which prevent the takeover of its control upon the acquisition of a significant number of shares, since the maximum number of votes allowed to a certain shareholder and related parties in a shareholders’ meeting will be limited.

In the absence of a permanent controlling group, the shareholders will have to gather and evaluate the alignment of their interest for the decision-making process at each general shareholders’ meeting, which warrants a greater autonomy to the independent and professional management aimed exclusively at New Embraer’s development and increased valuation of investors’ shares.

The dilution of New Embraer’s capital depends on the establishment of protection mechanisms against the takeover of control, whether hostile or agreed. The objective of such mechanisms is basically to prevent that a shareholder or group of shareholders come to hold, as a result of the acquisition of a significant volume of shares, an interest significantly higher than that of the other shareholders, allowing the sole and permanent exercising of the Company’s control.

The inclusion of protective mechanisms in New Embraer’s by-laws aims secure, between others: (i) the adoption of better corporate governance practices; (ii) the maintenance of the dispersion of the Company’s control; and (iii) the limitation of the participation of foreign shareholders in the Company’s resolutions, in order to secure to the Brazilian shareholders the decision-making power of New Embraer, in accordance to the restriction created within the privatization process of the Company.

Additionally, New Embraer’s By-laws will include a provision, as allowed in article 120 of the Brazilian Corporate Law, in the sense that the non-compliance with such statutory obligations will result in the suspension of the rights to vote of the violating shareholders, being such suspension ceased only when the obligation is complied with on a regular basis (see Section V.6 below). Accordingly, in the case of violation to the maximum interest limit allowed without the Federal Government’s approval, the management will be responsible for calling a General Shareholders’ Meeting to deliberate on the suspension of the voting rights of the shareholder that breached the by-laws.

Some of the main protective mechanisms, included in the proposed New Embraer’s by-laws are related as following:

1.        General Limitation of Voting Rights

Maximum number of votes allowed to a shareholder or a group of shareholders limited to 5% of New Embraer’s total capital stock, regardless of the number of shares or ADS held by them, so that the ownership of the shares in greater quantity does not grant to its holder or to a certain group of shareholders votes in a quantity higher than the established limit4.

The following chart sets forth the number of votes granted to the shareholders at the meetings, based on their interest participation:

Equity Interest	% of capital which will grant voting rights at the Meeting

1%	1%
2%	2%
3%	3%
4%	4%
5%	5%
6%	5%[1]
7%	5%[1]
10%	5%[1]
20%	5%[1]
21% - 35%[2]	5%[1]

1.	Maximum participation in the total votes in the meetings.
2.	Maximum interest limit by shareholder. See Section V.3.

The mechanism allows to restrain only the political rights (i.e., the voting rights) without, however, limiting the interest or the payment of dividends based on the effective number of shares in New Embraer’s capital. Therefore, benefits, such as the distribution of profits, interest in New Embraer’s net assets in case of settlement, social activities management inspections, right of first refusal in the subscription of new shares and securities convertible into shares and the right to withdraw from the Company in the cases prescribed by the legislation, will not be affected.

For purposes of the restriction to the maximum number of votes, New Embraer’s by-laws will define “Shareholders’ Group” as two or more shareholders:

I) that are parties in a voting agreement;

II) in which one of them be, directly or indirectly, controlling shareholder or controlling company of the other, or the others;

III) that are companies directly or indirectly controlled by the same person, or group of persons, shareholders or not; or

[4] Voting right restriction established based on article 110, paragraph 1 of the Brazilian Corporate Law.

IV) that are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universalities of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies controlled by the same person, or group of persons, shareholders or not.

2.        The Limitation to Voting Rights of Foreign Shareholders

Item 1.2.1 of the Privatization Notice established that the foreign participation in Embraer’s shares auction would be limited to 40% of the offered shares. Upon the inclusion of the foreign shareholders’ voting right limitation mechanism in New Embraer’s By-laws, the restructuring process will ensure the Brazilian majority in the General Meetings. The main objective of the limitation which was included the Privatization Notice and confirmed by the AGU’s Opinion is to maintain the restriction regarding the political participation of foreign shareholders.

It is worth mentioning that the current structure that intends to impose a 40% limit  to the ownership by foreign shareholders of Embraer’s shares with voting rights does not necessarily guarantee that the Company’s control will be held by Brazilian shareholders, since the corporate control arises from the effective exercise of the voting rights and not through the simple ownership of shares. Accordingly, in the event a number of Brazilian shareholders’ abstentions from certain General Meetings is high, foreign shareholders with a significant interest might prevail in these meetings.

In order to preserve the principle established in the Privatization Notice and confirmed by AGU’s Opinion, New Embraer’s by-laws, on the other hand, will include a provision limiting the total votes in General Meetings, allowing foreign shareholders, solely or in group, to 40% of the total votes attributed to the Brazilian shareholders at the Meeting (or 40% of the total), calculated after the imposition of the mechanism to prevent concentration of votes. This mechanism will effectively prevent the taking over of control by foreign shareholders, thus ensuring that the political control of New Embraer will be exercised by Brazilian individuals on a diluted basis.

The foreign shareholders’ mechanism which limits voting rights significantly strengthened the current restriction because it limits the foreign shareholders’ political rights, thus effectively ensuring that the Brazilian shareholder prevail at the General Shareholders’ Meetings.

The fraction of 2/3 was chosen to achieve the political effect of the foreign participation to be limited to 40% of the capital5.  As set forth in the table below, the configuration that ensures the largest number of foreign shareholders’ votes in the meetings allocates 60% of the voting rights to Brazilian shareholders and only 40% to foreign shareholders.

[5]   2/3 = 40%/60%. Accordingly, whichever is the number of votes by Brazilian shareholders’, the by-laws will ensure that the foreign shareholders’ votes correspond to 40% of the total, since it establishes that the total foreign shareholders’ votes is limited to 2/3 of the total Brazilian shareholders’ votes

Brazilian participation in the capital/votes at the meetings[1]	Foreign participation in the capital	Foreign participation in the meetings[2]

90%	10%	10%
80%	20%	20%
70%	30%	30%
60%	40%	40%[3]
59%	41%	39,33%
50%	50%	33,33%
40%	60%	26,67%
30%	70%	20%
20%	80%	13,33%
10%	90%	6,67%

1.	Establishing one vote to each share at the meetings
2.	Number of votes calculated based on 2/3 of the Brazilian shareholders’ votes
3.	Maximum foreign participation at the general meetings

The limitation applicable to foreign shareholders also imposes the restriction only to the political rights (that is, the voting rights) without, however, prohibiting the interest in the capital (in accordance with the provisions of Section 5.3 hereinafter) or the payment of dividends based on the effective number of New Embraer’s shares held by the foreign shareholder. Therefore, other rights, such as the distribution of profits, participation in the net assets in case of settlement, inspection of the management of social activities and right of first refusal in the subscription of new shares and securities convertible into shares and withdrawal from the company in the cases prescribed by the legislation are not affected.

Any shareholder not qualified as “Brazilian Shareholders” will be considered as “Foreign Shareholders”, subject to the additional limitation of votes. These “Brazilian Shareholders” will be defined in New Embraer’s by-laws as:

I – Brazilian individuals, by birth or naturalized, resident in Brazil or abroad;

II – the private legal entities established in conformity with the Brazilian legislation which head office is located in Brazil and:

a) do not have a foreign controlling shareholder nor a foreign controlling company, except if it is included in item “b” below;

b) companies directly or indirectly controlled by one or more individuals described in item I;

III – the investment funds or clubs established in accordance with Brazilian legislation which head offices are located in Brazil and which administrators and/or members holding the majority of the quotas are the individuals described in items I and II.

3.        Federal Government Approval for the Acquisition of Interest Equal or Greater than 35% of the Capital and Requirement to launch an OPA

The acquisition of interest of a shareholder or shareholders’ group equal or greater than 35% in New Embraer’s capital must be approved by the Federal Government. The acquisition of New Embraer’s total outstanding shares, including ADS, if authorized, must be carried out through a OPA, to be launched at the minimum price established according to the strict criteria set forth in the by-laws.

Such mechanism ensures, simultaneously: (i) that the Federal Government will hold the control over the acquisition of interest equal or higher than the above mentioned limit; and (ii) that, in case the above mentioned authorization is granted, the remaining New Embraer’s shareholders will have the right to sell their shares to the shareholder that has a significant number of shares.

In addition to the authorization of the government, the requirement for implementation of an OPA, due to the economic importance, is an important mechanism to prevent the concentration of shares. The acquisition of any interest above the limit, if authorized by the Federal Government, will result in the obligation to purchase the total outstanding shares, in case the remaining shareholder decides to adhere to the offering, which will subject the buyer to the obligation of settling the amounts.

The determination of the price to be paid by the buyer will be made based on the evaluation parameters prepared to prevent the further concentration of shares, according to the following formula:

OPA price = Share value + Premium

where:

“OPA price” corresponds to the acquisition value of each share issued by the Company in the public offering for the acquisition of shares.

“Share Value” corresponds to (i) the highest of the following amounts: unit quotation reached by Company’s shares during the 12-month period prior to the OPA among the amounts registered in any stock exchange in which the shares are traded; (ii) price paid by the Acquiring Shareholder, during the 36-month period prior to the OPA per one share or lot of shares issued by the Company; (iii) the amount equivalent to 14.5 (fourteen point five) times Company’s Average Consolidated EBITDA (as defined below) net of Company’s consolidated indebtedness net of the total shares issued by the Company; and (iv) the amount equivalent to 0.6 times the amount of the firm orders in backlog of Company, according to the last information disclosed by Company, net of Company’s net consolidated indebtedness, divided by the total number of shares issued by Company.

“Premium” corresponds to 50% of the Share Value.

“EBITDA Consolidated of the Company” means operating earnings consolidated of the Company before net financing expenses, income tax, social contribution on net income, depreciation, amortization, as obtained based on the consolidated financial statements, related to the most recent fiscal year ended, audited and published.

“EBITDA Average Consolidated of the Company” means the arithmetic average of the EBITDA Consolidated of the Company, of the two last fiscal years ended.

In the event the authorization from the Federal Government to make the OPA is not presented within 15 days as from the date in which the agent exceeds the maximum limit of 35% interest in New Embraer, that shall result in the requirement for such agent to sell its shares exceeding this limit, under penalty of breach of the statutory rule, which subjects the shareholder to the penalties described in Section V.6 below.

4.        Disclosure of Information Relating to a Significant Interest

Mandatory disclosure of the equity stake, whenever: (i) a shareholder’s interest or holders of ADS reaches 5% of New Embraer’s capital stock; and (ii) the interest of any shareholder or holders of ADS exceeds at least 5% of the Company’s capital stock.  This provision will be included in the Company by-laws reinforcing the legal obligation of the mentioned disclosure.

5.        Following-Up of Corporate Interest

New Embraer’s By-laws will expressly delegate the responsibility for a work team in co-ordination with the Officer of Investor Relations, which objective will be to follow up the changes in New Embraer’s shareholders’ corporate interest and holders of ADS of New Embraer, as well as the compliance with limit regarding the Foreign Shareholders’ interest in the capital, aimed at preventing and, as the case may be, denounce the violations to the statutory rules, legal provisions.

6.        Violations to Statutory and Legal Provisions

New Embraer by-laws will establish that, in case of non-compliance, by any shareholder, to the by-Laws or legal rules, the shareholder that breached the Company’s by-laws will be subject to the suspension of its political rights (that is, the temporary exclusion of its voting right). The suspension must be approved in a General Shareholders’ Meeting, as established in article 120 of the Brazilian Corporate Law, in which the shareholder that breached the Company’s by-laws will not vote. The suspension will last until the breach is cured.

7.        Voting System for Decisions taken in New Embraer’s General Meeting

The following procedures will apply during the General Shareholders’ Meeting of New Embraer:

(i)

Checking of the minimum installation quorum composed by shareholders representing at least 35% of the capital stock in first call, except when a higher quorum is required by Law, 25% in second call, and any number of shareholders in third call;

(ii)

Determination of the total number of votes by shareholder (Brazilian and foreigner), disregarding, for each individual shareholder or group of shareholders, those shares that exceed 5% of the total number of shares in which the capital stock of New Embraer is divided;

(iii)

Taking into account the total number of votes held by Brazilian shareholder attending the shareholders’ meeting, determination of a maximum number of votes to which foreign shareholders are entitled to, limited to 2/3 of the votes granted to the attending Brazilian shareholders, or 40% of all the votes in the Shareholders’ meeting; and

(iv)

The limitations in (ii) and (iii) are cumulative, i.e., foreign shareholders are subject to the individual limitation (5% of total capital stock of New Embraer) and the joint limitation (40% of the total of votes in the Shareholders’ Meeting). If necessary, total votes to be granted to the group of foreign shareholders will be proportionally divided among each individual shareholder.

The charts below exemplify, in different situations, the voting system in a general shareholders’ meeting of New Embraer.6

[6] For illustrative purposes only. In all situations it is assumed that all New Embraer shareholders attend the general meeting and that none abstain from voting.

Example 1

All Brazilian shareholders hold less than 5% and foreign shareholders hold a total of 40% but without individual positions higher than 5%. This example shows a situation where the general restriction for foreigners does not affect the voting ratio.

Shareholder	Shares attending	Effective votes after general restriction	Effective votes after foreigners restriction	% of the valid votes	Vote ratio (votes/share)

Brazilian A	5	5	5.0	5.00%	1.00
Brazilian B	5	5	5.0	5.00%	1.00
Brazilian C	5	5	5.0	5.00%	1.00
Brazilian D	5	5	5.0	5.00%	1.00
Brazilian E	5	5	5.0	5.00%	1.00
Brazilian F	5	5	5.0	5.00%	1.00
Brazilian G	5	5	5.0	5.00%	1.00
Brazilian H	5	5	5.0	5.00%	1.00
Brazilian I	5	5	5.0	5.00%	1.00
Brazilian J	5	5	5.0	5.00%	1.00
Brazilian K	5	5	5.0	5.00%	1.00
Brazilian L	5	5	5.0	5.00%	1.00
Foreigners[1]	40	40	40.0[2]	40.00%	1.00
Total	100	100	100.0	100%	1.00

1.  Group of foreign shareholders, assuming that no individual shareholder holds more than five percent of capital. Should a single shareholder hold more than five percent of capital, such shareholder will also be subject to the general restriction.

2. 2/3 of 60 (total votes of the Brazilian shareholders after general restriction) = 40 votes.

Example 2

One Brazilian shareholder holds more than 5%, the other Brazilian shareholders hold less than 5% and foreign shareholders hold a total of 60% but without individual positions higher than 5%.

Shareholder	Shares attending	Effective votes after general restriction	Effective votes after foreigners restriction	% of the valid votes	Vote ratio (votes/share)

Brazilian A	20	5	5.0	8.57%	0.25
Brazilian B	5	5	5.0	8.57%	1.00
Brazilian C	5	5	5.0	8.57%	1.00
Brazilian D	5	5	5.0	8.57%	1.00
Brazilian E	5	5	5.0	8.57%	1.00
Brazilian F	5	5	5.0	8.57%	1.00
Brazilian G	5	5	5.0	8.57%	1.00
Foreigners[1]	50	50	23.3[2]	40%	0.47
Total	100	85	58.3	100%	0.58

1.  Group of foreign shareholders, assuming that no individual shareholder holds more than five percent of the capital stock. Should a single shareholder hold more than 5% of the capital stock, such shareholder will also be subject to the general restriction.

2. 2/3 of 35 (total votes of the Brazilian shareholders after general restriction) = 23 votes.

Example 3

None of the Brazilian shareholders holds more than 5%, a foreign shareholder holds more than 5% and other foreign shareholders hold a total of 40%, but without any individual positions higher than 5%.

Shareholder	Shares attending	Effective votes after general restriction	Effective votes after foreigners restriction	% of the valid votes	Vote ratio (votes/share)

Brazilian A	5	5	5.0	10.00%	1.00
Brazilian B	5	5	5.0	10.00%	1.00
Brazilian C	5	5	5.0	10.00%	1.00
Brazilian D	5	5	5.0	10.00%	1.00
Brazilian E	5	5	5.0	10.00%	1.00
Brazilian F	5	5	5.0	10.00%	1.00
Foreigner A	30	5	2.2[2]	4.40%	0.07
Foreigners [1]	40	40	17.8[2]	35.60%	0.44
Total	100	75	50.0	100%	0.50

1.   Group of foreign shareholders (except Foreigner A), assuming that no single shareholder holds more than 5% of the capital stock. Should a single shareholder hold more than 5% of the capital stock, such shareholder will also be subject to the general restriction.

2. 2/3 of 30 (total votes of the Brazilian shareholders after general restriction) = 20 votes, proportionally divided between Foreigner A and the other Foreigners.

Example 4

Two Brazilian shareholders holding more than 5%, three Brazilian shareholders holding 5%, and foreign shareholders holding a total of 30% but without individual positions higher than 5%.

Shareholder	Shares attending	Effective votes after general restriction	Effective votes after foreigners restriction	% of the valid votes	Vote ratio (votes/share)

Brazilian A	30	5	5.0	12.00%	0.17
Brazilian B	25	5	5.0	12.00%	0.20
Brazilian C	5	5	5.0	12.00%	1.00
Brazilian D	5	5	5.0	12.00%	1.00
Brazilian E	5	5	5.0	12.00%	1.00
Foreigners [1]	30	30	16.7[2]	40.00%	0.56
Total	100	55	41.7	100%	0.42

1.   Group of foreign shareholders, assuming that no single shareholder holds more than 5% of the capital stock. Should a single shareholder hold more than 5% of the capital stock, such shareholder will also be subject to the general restriction.

2. 2/3 of 25 (total votes of the Brazilian shareholders after general restriction) = 16.7 votes.

VI.      Maintenance of the Rights of the Golden Share

(a)      Rights pursuant to the Embraer’s current by-laws:

Under the Privatization Notice, the Federal Government, as holder of the Golden Share, has the right to veto the decisions of the general shareholders’ meeting on the following subjects, pursuant to Article 7 of the Company’s by-laws: (i) change in the corporate name and the corporate purpose of Embraer; (ii) change in and/or use of the Company’s logo; (iii) creation of and/or alteration of military programs, whether or not involving the Federative Republic of Brazil; (iv) training of third parties in technologies for military programs; (v) interruption of the supply of maintenance and spare parts for military aircraft; (vi) transfer of shareholding control; and (vii) any amendments to Article 7 or Article 16, Paragraphs 1 and 2, of Embraer’s by-laws, or any amendment to a right granted to the Golden Share.

Additionally, under Article 16, Paragraph 1 of Embraer’s by-laws, the Federal Government, as holder of the Golden Share, has the right to appoint a member and an alternate of the Board of Directors.

(b)      Provisions to be included in New Embraer’s by-laws:

As provided for by Chapter VIII (Benefits of the Transaction), within the scope of the proposed restructuring, the rights granted to the Federal Government will be maintained upon their inclusion in New Embraer’s by-laws, in order to:

(b.i.) Maintain all the rights currently provided for by Embraer’s by-laws, as described in (a) above;

(b.ii.)         Limit the number of votes of foreign shareholders to 2/3 of the total votes attributed to the group of the Brazilian shareholders[7] in the general meetings, calculated after the general voting restriction (described in Section V.2); and

(b.iii.)        Grant to the Federal Government of greater control over the acquisition of significant portions of the capital stock, by introducing a mandatory approval to acquire shares above 35% limit of capital stock[8].

(c)       Extension of the Veto Rights:

[7] Or 40% of total votes in the Shareholders’ Meeting

[8]   As described in item V.3, if a shareholder is not authorized to proceed with such acquisition, the shares that exceed the limit established must be sold, and the shareholder will be subject to the suspension of voting rights, under Article 120 of the Brazilian Corporate Law. If authorized, the shareholder must make a public offering of the remaining outstanding New Embraer shares, in accordance with the pricing criteria set forth by Company by-laws.

The current veto rights granted to the Federal Government, related to any amendment to Company by-laws that might affect the Golden Share, will be extended to the by-laws in what concerns the protection mechanisms, which will increase security as to the maintenance of the structure of the transaction, especially in relation to share dispersion, stability on the relationship between Brazilian shareholders and foreign shareholders, and the benefits resulting therefrom.

In order to ensure that all matters subject to the veto rights of the Golden Share are analyzed and approved by the Federal Government, the New Embraer’s by-laws will provide for the mandatory submission of such matters to the Board of Directors. If approved, the Chairman of the Board of Directors will notify the member elected by the Federal Government, so that it can exercise the veto right or approve the matter within 30 days. The Ministry of Finance will also be notified in advance on any decision related to such matters by the Board of Directors of New Embraer. After the aforementioned 30-day deadline, the Board of Directors will meet again to (i) reconsider its decision, if the Federal Government exercises its veto right on the matter; or (ii) ratify its decision, if the Federal Government approves the decision or is silent thereon.

VII.       Procedures for Election of the Management

1.          Transition Period

The rules of Novo Mercado establish that the Board of Directors of a company listed therein shall have a unified term of two years. However, in order to preserve the stability of the social business and the continuation of the administrative guidelines during the period immediately after the approval of the restructuring, the first term of the members of the Board of Directors and the Executive Committee will be of 3 years.

Accordingly, New Embraer by-laws will include a temporary provision establishing that the Board of Directors and the Executive Committee elected when the transaction is approved will hold office for three years, until the Annual Shareholders’ Meeting of the New Embraer in 2009. From such Shareholders’ Meeting on, the unified two-year term will be observed.

Until the Anual Shareholders’ Meeting of New Embraer in 2009, a quorum comprised of the majority of the members of the Board will be necessary for the destitution of a member of the Executive Committee.

The Chairman of the Board of Directors of New Embraer will also be the Chief Executive Officer of New Embraer until the Annual Shareholders’ Meeting of 2007, thus ensuring that the transition into a dispersed capital environment is made in an organized and consistent way. After such Meeting, the Board of Directors of New Embraer will appoint a new Chief Executive Officer, and it will be expressly forbidden for a same person to concurrently hold positions in the Board of Directors and the Executive Committee of such company.

2.          Election of Management in a Dispersed Control Environment

The election of the Board of Directors from 2009 will be for unified 2-years term and should be made with one of the systems provided for by Brazilian Corporate Law– by scale or cumulative voting.

Adoption of the cumulative voting system depends on written request by shareholders representing at least 5% of capital stock, submitted at least 48 hours in advance, pursuant to the CVM regulations and the Brazilian Corporate Law

On the other hand, if the adoption of the cumulative voting system is not requested, the Members of the Board shall be elected under a scale voting system. Any shareholder has the right to submit a scale of candidates of the Board, other than the restricted list of members provided for in the New Embraer’s by-laws. The New Embraer’s by-laws will establish that, whenever the agenda of the shareholders’ meeting include the election of the members of the Board of Directors, the current management will be presented as an option to shareholders.

Regardless of the system to be adopted – cumulative or scale voting – any shareholder that intends to appoint a new candidate to the Board, whether as an effective member or alternate, must send to the Chairman of the Board of Directors, at least ten days before the referred shareholders’ meeting, the name, qualification, and résumé of the candidate. New Embraer will publish the information received in a way to permit that all shareholders can assess the candidate.

In order to ensure greater stability and continuance of management, the executive committee of New Embraer will serve for two-year terms, as from the Annual Shareholders’ Meeting of 2009. The quorum of the Board required to dismiss any officer is 7 out of 11 members, thus ensuring higher stability to the persons in charge of the management of New Embraer, due to the fact that a qualified quorum will be necessary for the destitution of any officer.

VIII.      Benefits of the Transaction

The basic benefit of the proposed transaction is the creation of the foundations that will support the growth and sustainability of the business and activities of Embraer, by ensuring New Embraer free access to the capital markets. In that sense, the transaction was designed to ensure the maximum benefits to all parties involved, as described below.

(a)	Benefits for the Company and New Embraer:

•

To enhance the capacity to attract resources to support its expansion programs because of increased access to the capital markets, currently limited due to: (i) the share control structure of Embraer; and (ii) the maximum proportion allowed by Brazilian Corporate Law between common shares and preferred shares;

	•	Possibility of use of the shares issued by New Embraer as acquisition currency of assets, what shall allow its potential international expansion.

(b)	Benefits for current shareholders of Embraer:

•

Extension of voting rights to all shareholders (including the depositary of the ADR Program, which shall vote in accordance with the instruction of the holders of the ADS), since the shares issued by New Embraer will be common shares, allowing its adherence to BOVESPA’s Novo Mercado;

	•	Potential liquidity increase of the shares, thus impacting its quotation in the stock exchanges;

	•	Improvement in corporate governance practices and higher transparency in the administrative acts;

•

To the Controlling Group, attribution of a premium in consideration for the termination of the Shareholders’ Agreement and waiver of their controlling interest in Embraer in favor of all shareholders. In accordance with the restructuring proposal, such premium shall be attributed to the control shares subject to the Shareholders’ Agreement, upon the attribution, in Rio Han’s corporate capital increase, of a different exchange ratio when compared to that attributed to the other shares issued by Embraer, as a result of its merger into Rio Han.

(c)	Benefits for the Brazilian capital markets:

	•	Creation of the first major Brazilian company, with dispersed capital and adequate structure to adhere to BOVESPA’s Novo Mercado, fostering similar transactions; and

	•	Creation of new corporate governance practices standards ;

(d)	Benefits for the Federal Government:

	•	Maintenance of the rights attributed to the Golden Share and improvement of the conditions for its application;

•

Assurance of the Brazilian shareholders majority voting rights, in view of the limitation, in New Embraer’s by-laws, to the voting rights of the foreign shareholders, thus maintaining the principle established on the Privatization Notice of Embraer;

	•	Control on the concentration of equity equal or greater than 35% of the corporate capital of New Embraer;

	•	By-laws assurance of maintenance of dispersed capital, as a result of the adoption of mechanisms of restriction to the number of votes of each shareholder or group of related shareholders; and

•

Assurance that New Embraer will remain  as industrial and technological part of the strategic actions of the Brazilian Army, in viem of the maintenance of the control with Brazilian shareholders and strengthening of the Golden Shares rights.

IX.       Summary of Legal Aspects

1.         Incorporation of Rio Han by the Controlling Group

Rio Han is a close company, with head offices in the City of São José dos Campos, State of São Paulo, destined specially to serve the implementation of the restructuring, with independent corporate name and symbolic capital stock, equally distributed between Bozano, Previ, and Sistel.

New Embraer’s shares will be exclusively common shares, all book-entry, with no par value.

2.         Contribution of Embraer’s Shares to the Capital Stock of Rio Han

Before the submission of the draft of the Merger Agreement to the Board of Directors of Embraer, the shareholders of Rio Han will hold an Extraordinary Shareholders’ Meeting to approve the increase of its capital, upon issuance of new shares to be fully subscribed by the Controlling Group. These shares will be paid-in by means of the transfer of the shares subject to the Shareholders’ Agreement of Embraer, with due observance to the legal requirement of preparation of an appraisal report of such shares, as described in Section IX.4 below.

Considering that the definition of Controlled Company set forth in the Brazilian Corporate Law comprises the exercise of share holding control through intermediary companies, the transaction described above does not qualify as a sale of control, since the Controlling Group will still hold shareholder rights that assure it prevails on a permanent basis, in corporate decisions and has the power to elect the majority of the management of Embraer.

3.         Merger of Embraer into Rio Han

Under Article 227 of the Brazilian Corporate Law, the Company will be merged into Rio Han through the transfer of all its assets and liabilities to the equity of Rio Han. As a result of this merger, Embraer will cease to exist and its holders of any type of shares and holders of ADS will receive, respectively, common shares or ADS issued by Rio Han, in due observance with to the proportion set forth by in the related appraisal reports.

Upon the merger of Embraer into Rio Han, the Shareholders’ Agreement will be terminated and the administration of New Embraer will be exclusively governed by the provisions of this company’s by-laws. Rio Han’s by-laws will provide not only for the full dispersion of its capital among its shareholders but also the adoption of corporate governance rules compatible with the international market best practices.

The merger transaction must be approved by the general shareholders’ meetings of Embraer and Rio Han, to which the protocol and the rationale of the transaction, management proposals, and the appraisals will be submitted9 (see Section IX.4 below, Appraisals).  Nevertheless, the submission to the general shareholders’ meetings of Embraer and issuance of new shares and ADS’s by Rio Han are subject to the applicable registration at the Securities and Exchange Commission – SEC.

Considering the commitment assumed by Embraer regarding adoption of best corporate governance practices (refer to Section IX.7 – Approval by Shareholders Representing the majority of the Corporate Capital as Condition for the Transaction), the merger will be submitted, after the approval by the Federal Government, as holder of the Golden Share, to the Extraordinary Shareholders’ Meeting of Embraer, in two different stages, in which one vote will be attributed to each preferred or common share of the Company’s capital stock, including the Depositary Bank of the ADRs Program of the Company, that shall vote in accordance with the instructions of the ADS holders. At first, the restructuring proposal will be submitted to all shareholders of the Company, including the depositary Bank of the ADR Program of the Company, and excluding the shareholders of the Controlling Group and Rio Han, which shall not cast a vote in this first stage of the voting process.

In case the restructuring proposal is rejected by shareholders representing more than 50% of the outstanding shares (considered as such all the common and preferred shares issued by the Company and traded in the market, including ADS, with exclusion of the shares held by the management of Embraer, by Rio Han and by the shareholders of the Controlling Group), the Controlling Group shall vote, direct or indirectly, to reject the approval of the restructuring. In the event that the restructuring proposal is approved by the majority of the outstanding shares of Embraer, the shareholders of the Controlling Group will be free to, direct or indirectly, cast their votes.

In order to allow the implementation of the voting system described above, an amendment to Embraer’s by-laws, through the insertion of a transitory provisions with limited validity, will be proposed to the General Shareholders’ Meeting of Embraer called to resolve on the restructuring.

The ADR program of Embraer will be amended after the restructuring, since the underlying assets for the securities issued abroad will become New Embraer’s shares.

Issues related to the exercise of withdrawal rights and the liquidation value of the shares held by shareholders that disagree with the resolutions taken will be analyzed as detailed in Section IX.5 below – Right of withdrawal Because of Merger.

[9] Articles 224, 225 and 264 of the Brazilian Corporate Law. Provisions in CVM Instructions nos. 319/99 and 358/02 shall also apply.

4.         Valuation Reports

(a)       For the transfer of Embraer’s shares to the capital stock of Rio Han

Article 8 of the Brazilian Corporate Law establishes that the paying-in of shares of a certain entity through the transfer of any sort of assets must be preceded by a valuation of such assets, to be made by a specialized company, and the respective report must be submitted for the approval of the shareholders’ meeting.

Accordingly, by applying this rule to the case herein, the transfer of the Control Shares to the capital stock of Rio Han must be preceded by the valuation of such shares under a criterion compatible with market practices, which will determine the appropriate amount to be attributed to the shares held by the Controlling Group of Embraer.

Upon the merger, the exchange ratio of Embraer shares and ADS to the capital stock of New Embraer will be determined by using the same criterion described above, without considering the amount attributed to the control of Embraer (see “b.ii.” and “b.iii.” below).

(b)       For purposes of the merger of Embraer into Rio Han:

In addition to the above, the merger transaction will require the preparation of:

(i)

Valuation report of the book value of the shareholders’ equity of Embraer, for determination of the capital increase of Rio Han resulting from the merger of the Company (the “Embraer Book Value Report”);

(ii)

Valuation report of the shareholders’ equity of Embraer and Rio Han, under the same criteria and on the same date, at market value, or based on another criterion accepted by CVM, as required by Article 264 of Brazilian Corporate Law, to compare the result of such appraisal to the appraisal addressed in “iii” below (the “Fair Value Report”); and

(iii)	Financial and Economic Analyses, which will be used to determine the exchange ratio of the shares and ADS of Embraer by Rio Han shares and ADS (the “Financial Analysis”), when of the merger.

All reports (as well as other studies, opinions, etc., including this Descriptive Memorandum) prepared in the context of the merger shall be available to the market.10 As evidence of a good corporate governance practice, such information and documentation will be widely disclosed, including in the Internet.

[10] Refer to Article 4 of CVM Instruction 319/99.

(c)          Valuating Companies:

To ensure the transparency and the independence, the appraisals required by the merger will be prepared by different companies, being the valuation based on Book Value of Embraer and the valuation based on Market Value prepared by ACAL, and the Financial Report assessed by Goldman Sachs, company responsible for the financial aspects of the Restructuring.

As required by CVM regulations, the valuating companies must declare in their reports that they have no conflicts of interests and must inform whether the controlling shareholders or the officers of the company’s subject of the valuations have not restricted or prevented access to information or the progress of appraisal work.11

The valuations above described will be prepared based on the financial statements of Embraer and New Embraer as of September 30, 2005, duly audited by Deloitte, Touche, Tohmatsu Auditores Independentes.

[11] Refer to Article 5 of CVM Instruction 319/99.

5.         Dissenters’ or Appraisal Rights

(a)       Exercise of Appraisal Rights:

The Brazilian Corporate Law establishes that the shareholders of a merged company that disagree with the decision that approves the merger have the right to withdraw from the company.12

However, item II of said Article establishes that this right is not granted to holders of shares of any type of class that cumulatively present: (a) liquidity, typified by the fact that such shares are listed in a trading index; and (b) market dispersion, when the controlling shareholder holds less than half of the shares of such type or class.

Both Embraer’s common shares and preferred shares present liquidity, since they are listed in the Bovespa Index13, but only the preferred shares are dispersed (81.84% outstanding against 36.65% of common shares) 14. Therefore, only the minority holders of common shares of Embraer, which together hold approximately 15.20% of capital stock, shall be entitled to withdraw from the company as a result of the merger.

Shareholders that voted against, abstained from voting, or did not attend the shareholders’ meeting that approves the merger can withdraw from the Company if they already hold shares of Embraer on the date the first call notice for the general meeting that will decide on this matter is published. 15

The appraisal right must be exercised within 30 days after the publication of the minutes of the general meeting. After this period, New Embraer can reconsider the merger decision if Management understands that by paying the share reimbursement price its financial conditions may be impaired.16

(b)       Appraisal price:

The appraisal price will be calculated based on the book value of Embraer, as shown in the balance sheet date September 30, 2005. If the transaction is carried out sixty (60) days after this balance sheet date, which will happen according to the current schedule of Project NM, dissenting shareholders may request the preparation of a special balance sheet.

If the share exchange ratio, determined based on the Market Value Reports is better for Company shareholders when compared to the exchange ratio proposed for the transaction, any dissenting shareholder can chose to be reimbursed: (i) based on the book value of its shares; or (ii) based on the price attributed to such securities by the Market Value Report.

[12] Brazilian Corporate Law, Article 137.
[13] According to preview of Ibovespa for the period January-April 2005.
[14] According to the IAN form of the Company, a t December 31, 2004, voluntarily reported by the Company to CVM on December 20, 2005.
[15] Brazilian Corporate Law, Article 137, Para 1.
[16] Brazilian Corporate Law, Article 137, Para 2 and 3.

6.         Definition of the Exchange ratio of the Shares Held by Minority Shareholders17

As mentioned in Section IX.4 above, the merger transaction will require appraisals and/or analysis following three criteria: (i) net book value, (ii) marked value  based on any other criterion accepted by CVM, and (iii) financial and economic analysis. The Financial Analysis will be used for the determination by the Management of the companies involved of the exchange ratio of the Company shares and ADS held by minority shareholders for Rio Han shares and ADS, taking into consideration the premium, granted based on usual market criteria, applicable to similar structures.

In conformity with the transaction structure and in order to comply with the requirements of the Rules of Novo Mercado, all shares (common and preferred – including those in the form of ADS) of Embraer will be exchanged by New Embraer’s common shares – including in the form of ADS, and New Embraer will not issue preferred shares. Accordingly, after the restructuring, all shareholders and holders of ADS of New Embraer will have voting rights.

The Managements of the Company and of Rio Han, understand that the approval of the Restructuring proposal by the Controlling Group demands the concession of incentives which justify the waiver of the rights currently established in the Shareholders’ Agreement and waiver of the control over the Company.

On the other hand, Embraer’s Management must act within the best interest of the Company and all its shareholders, despite the interests of any group, whether control or minority. In view the premises above, and based on opinions of the most reputable Brazilian scholars, the Managements of the Company and of Rio Han will propose the implementation of the restructuring, based on the exchange ratio of a share or ADS of New Embraer for each share or ADS, respectively, of Embraer.

In that sense, in the restructuring scope: (i) the transfer of the shares submitted to the corporate capital of New Embraer shall be made at an exchange ratio of 1.1153 shares of New Embraer for each Control Share; and (ii) the Executive Committee and the Merger Agreement, will have as premise that, as of approval of the merger, each share issued by the Company not subject to the Shareholders’ Agreement, regardless of the type, will the exchanged for 1 common share of New Embraer such proposal to be submitted to the shareholders of Embraer willcontemplate a premium exclusively to the Control Shares.

The Restructuring will result in the increase of the participation of the Control Shares, from 20.16% to 21.97%. On the other hand, the participation of the shares not subject to the Shareholders’ Agreement, including those held by the current Controlling Group, shall be represented by 78.03% of the corporate capital of New Embraer, as opposed to the current 79.84%.

[17] All basis of exchange set forth in this Section are derived from preliminary versions of the appraisals and financial analysis.

7.         Approval by Shareholders Representing the Majority of the Capital Stock as a Condition for the Transaction

(a)       Approval by the General Shareholders’ Meeting of Embraer:

The Brazilian Corporate Law usually only requires the approval of a transaction proposed by the holders of common Embraer shares, gathered in a General Meeting. Nevertheless, in view of the materiality of the transaction, the Controlling Group and the Company’s management chose to submit the transaction to the approval of all shareholders.

Such action complies with CVM recommendations on good corporate governance practices18, in the sense that material decisions related to a public company should be taken by shareholders representing the majority of the capital stock, regardless of the class and type of shares held, since all shareholders, indistinctively, will have their rights affected.

Additionally, if Embraer were already listed in Novo Mercado, the transaction would have to be submitted to the approval of all its shareholders. Thus, it would not make sense that the transaction intended to comply with the rules which the Company intends to follow in the future would not in principle comply with such rules.

Therefore, the merger proposal and the approval of the appraisals mentioned in Section IX.4 will be initially submitted for the approval of the Federal Government, and afterwards for the approval by the Extraordinary Shareholders’ Meeting of Embraer, in which all shareholders of the Company and holders of ADS will vote, regardless of the type of shares held by them.

The transaction will only be approved if, additionally to the approval of the Federal Government, it is approved by shareholders and holders of ADS representing the majority of the capital and not only the majority of the voting capital.

For that purpose, a voting system will be implemented, in the General Shareholders’ Meeting called to approve on the Merger, in order to allow, in a first stage, that all shareholders of the Company - including the Bank depositary of the ADR Program, which shall vote as instructed by ADR holders except for Rio Han and of the Controlling Group, will vote on the Merger. After this initial stage, Rio Han and the shareholders of the Controlling Group may cast a vote.

[18]  According to item III.1 of the guidelines “CVM Recommendations on Corporate Governance – June 2002”, which includes a list of decisions relevant for the approval of merger transactions and the approval of appraisal reports?

In case the proposal is rejected by holders of more than 50% of the outstanding shares (considered as such all the common and preferred shares issued by Embraer and traded in the market - including those in the form of ADS - with exclusion of the shares held by the management of Embraer, by Rio Han and by the shareholders of the Controlling Group), Rio Han and the shareholders of the Controlling Group shall vote against the approval of the restructuring. In the event that the restructuring proposal is not rejected by the majority of the outstanding shares of Embraer, Rio Han and the shareholders of the Controlling Group will be free to, direct or indirectly, cast their votes.

(b)      Approval by the Federal Government:

In addition to the approval by shareholders in general, the proposed transaction must be submitted for the approval of the Federal Government, as holder of the Golden Share, since upon implementation of the transaction (i) there will no longer be a “controlling shareholder”, (ii) mechanisms to ensure that the decision-making power will remain in the hands of Brazilian shareholders, and (iii) the rights granted to the Golden Share will be improved.

The fact that the Federal Government will receive a special common share of New Embraer will grant it all the rights currently assured to the Golden Share – and even additional rights, as described herein – do not waive the requirement for such approval, otherwise the restructuring could be subsequently challenged.

8.         Disclosure of Information on the Transaction

(a)       In Brazil:

The material fact regarding the transaction will be disclosed on the day following the approval of the transaction and the Merger Agreement and rationale by the Board of Directors of the Company, before the commencement or after the closing of the trading day of Bovespa. This document will include all the information of the transaction, as established by CVM Instructions 358/02 and 319/99. The conversion ratio and the appraisal methodology will be included in the material fact disclosed, pursuant Article 2, Para 1, of said Instruction 31919.

Together with the notice of material fact, the Company will publish the call notice of the Extraordinary Shareholders’ Meeting of Embraer that will decide on the transaction being the effective holding of such meeting conditioned upon its registration with SEC, in accordance with the applicable legal provisions, regarding the ADRs Program of Embraer and its negociation on NYSE. From that date on, the Company’s management and Goldman Sachs will conduct presentations to investors to explain several aspects of the transaction and the criteria and methodology adopted for the appraisal to institutional and strategic shareholders.

All the information disclosed abroad will be equally made available in Portuguese in Brazil. Embraer will maintain a website with information and all the documentation related to the transaction, both in Portuguese and English.

(b)      Abroad20:

As the ADS of Embraer are filed in SEC and listed on NYSE, Embraer must comply with the rules of the American capital markets related to the disclosure of information. Thus, any material fact of the transaction and all and any information or document filed in CVM in BOVESPA, sent to the shareholders or published in mass media by Embraer, shall be translated into English and filed in SEC, pursuant to RULE 425 or as an attachment to Form F-4 Registrtion Statement, to be delivered to NYSE and to the depositary of the ADS of Embraer in the United States of America.

As have been done by Embraer, all and any information or document filed in CVM, in BOVESPA, forwarded to Embraer’s shareholders or published in mass media by Embraer, that is not related to the NM Project, shall be translated into English and filed at SEC through a Form 6-K, as well as delivered to NYSE and to Embraer’s depositary in U.S.A.

[19] These provisions prescribe that “The communication and disclosure referred to in the heading of this article must include at least the following information: (...) III. the number, type, and class of the shares that will be granted in replacement of partner rights that will be discontinued, the criteria to determine the share exchange ratios and the reasons for which the transaction is considered equitable for the company’s shareholders.”

[20] The description of this Section is a summary of the specific rules related to the disclosure  of information about the transaction in U.S.A., thus shall not be considered an exhausted description of all applicable rules and neither a legal opinion of the subject.

The common shares and ADS of New Embraer to be issued as a result of the Merger of Embraer must be filed in SEC, in the United States of America. The main document to be filed in SEC, as mentioned above, is Form F-4 Registration Statement.

Form F-4 must contain, among other provisions: (i) information about Embraer and Rio Han; (ii) details of the transaction and exchange ratio for the shares and ADS of Embraer for shares and ADS of New Embraer; (iii) information about extension of voting right to the holders of preferred shares and ADS of Embraer; (iv) risk factors related to the transaction, to Embraer and to New Embraer; and to shares and ADS of New Embraer; (v) historical and pro-forma financial statements of Embraer, once the transaction is implemented; and (vi) description of the corporate capital and summary of the main resolutions of New Embraer’s by-laws.

As soon as SEC states not to have additional comments to Form F-4, and declares that the document is effective, the prospectus that is a counterpart of the Form F-4, shall be printed and distributed by Embraer and by Rio Han to holders of common and preferred shares of Embraer domiciled in U.S.A. and to holders of ADS of Embraer.

In accordance with the north-American applicable legislation, there is a 20 business days term between the date (i) of the delivery of the Form F-4 to the shareholders and holders of ADS and (ii) the General Extraordinary Shareholders’ Meeting, in which the merger of Embraer into New Embraer will be resolved, so that the shareholders domiciled in U.S.A. and holders of ADS have sufficient time to analyze the transaction and decide how they will cast their votes.

Besides, from the filing of the transaction on SEC, the ADS of New Embraer must also be listed in NYSE. Moreover, the ADR Program of Embraer must be altered, since the assets underlying the securities issued abroad will be New Embraer’s shares.

X.         Company By-laws and Embraer Corporate Governance Model

As described in Appendix I hereto, by adhering to Novo Mercado, New Embraer will have to comply with an extensive set of corporate governance practice rules and standards. Some of these rules, together with those related to the protection mechanisms, will be added to New Embraer by-laws, and prepared based on the current by-laws of the Company.

Additionally, the lack of a defined Controlling Group benefits the election of professional and independent management, foster higher balance and stability in the relationship between shareholders, and reduces the impacts of possible conflicts of interests between shareholders and New Embraer.

Appendices III and IV to this Memorandum contain, respectively, the texts of the current Embraer by-laws and the draft by-laws of New Embraer for after the completion of the transaction.

          This communication may include forward-looking statements or statements about events or circumstances which have not occurred.  These forward-looking statements include, but are not limited to, statements regarding the (i) timing of the meeting of Embraer shareholders and the approval of the restructuring (the “Restructuring”) by such shareholders, (ii) expected changes that may be necessary if the Restructuring is effected, and (iii) benefits of the implementation of the Restructuring to Embraer and Embraer shareholders, including statements regarding improved access to capital markets and financing resources for future new program developments, and statements regarding the dispersed ownership and increased liquidity of Rio Han common shares, as well as the possible effects thereof on the market capitalization of Rio Han.  The company has based these forward-looking statements largely on its current expectations about the Restructuring, its implementation and the consequences arising therefrom.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: the non-approval of the Restructuring by Embraer’s shareholders; political and business conditions, both in Brazil and in Embraer’s markets; and existing and future government regulations in Brazil and abroad.

          The words “believes,” “may,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar words are intended to identify forward-looking statements.  Embraer and Rio Han undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors.  In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this communication might not occur.  Actual results could differ substantially from those anticipated in the forward-looking statements

APPENDIX I – The Bovespa New Market

(a)      The BOVESPA Novo Mercado:

In December 2000, Bovespa created Levels 1 and 2 of Differentiated Corporate Governance Practices and the Novo Mercado, corporate share trading segments intended for corporations committed to the voluntary compliance with corporate governance standards. Such regulations were revised, and the respectives amendments will become valid as of February 06, 2006.

Adopting differentiated corporate governance practices, by increasing the rights of minority shareholders and the quality of the information disclosed will have positive effects for company image, foster liquidity, and improve share pricing, thus generating benefits to the shareholders and the entire market.

Level 1 rules basically refer to improving quality of the disclosure of financial and non-financial information provided by a company and the maintenance of a minimum percentage of shares outstanding, to ensure their liquidity.

The main companies listed in Level 1 on December 31, 2005 include Aracruz Celulose S.A., Arcelor Brasil S.A., Banco Bradesco S.A., Banco Itaú Holding Financeira S.A., Bradespar S.A., Brasil Telecom Participações S.A., Brasil Telecom S.A., Braskem S.A., Companhia Brasileira de Distribuição, Companhia Energética de Minas Gerais – CEMIG, Companhia Fiação Tecidos Cedro Cachoeira, Companhia Hering, Companhia de Transmissão de Energia Elétrica Paulista, Companhia Vale do Rio Doce – CVRD, Confab Industrial S.A., Duratex S.A., Fras-le S.A., Gerdau S.A., Iochpe Maxion S.A., Itausa Investimentos Itaú S.A., Klabin S.A., Mangels Industrial S.A., Metalúrgica Gerdau S.A., Perdigão S.A., Randon S.A. Implementos e Participações, Ripasa S.A. Celulose e Papel, Rossi Residencial S.A., S.A. Fábrica de Produtos Alimentícios Vigor, Sadia S.A., São Paulo Alpargatas S.A., Suzano Bahia Sul Celulose e Papel S.A., Ultrapar Participações S.A., Unibanco Holdings S.A., Unibanco – União de Bancos Brasileiros S.A., UNIPAR – União de Indústrias Petroquímicas S.A., Votorantin Celulose e Papel S.A. and Weg S.A.

As for the companies that adhere to Level 2, they are subject to other rules in addition to the rules set for companies listed in Level 1, such as extending and increasing tag along rights in the event of change of control (both to common shares and preferred shares)21, granting of restricted voting rights – only on certain matters – to preferred shareholders, and accept arbitration as a procedure to solve disputes and litigation between shareholders.

[21] Brazilian Corporate Law(Article 254-A) ensures the tag along right only to common shares held by minority shareholders, for which at least 80 percent of the price paid for each share held by the controlling group must be offered. The Rules of Level 2 of Differentiated Corporate Governance Practices extends the right to preferred shareholders, who can sell their shares for 70 percent of the price paid for each share held by the controlling group, while minority common shareholders are ensured 100 percent of the price paid to controlling shareholders.

On December 31, 2005, the following companies were listed in Level 2: ALL América Latina Logística S.A., Centrais Elétricas de Santa Catarina S.A. – CELESC, Eletropaulo Metropolitana Eletricidade de São Paulo S.A., Eternity S.A., Gol Linhas Aéreas Inteligentes S.A., Marcopolo S.A., NET Serviços de Comunicação S.A., Suzano Petroquímica S.A., TAM S.A., and Universo Online S.A.

The Novo Mercado rules imposes to listed companies all rules imposed to companies listed in Levels 1 and 2, between others, in addition to requiring that the entire capital is divided into common shares. This is, therefore, a third level of differentiated corporate governance practices, the _ highly strict - criteria of which explain the relatively low number of companies in the Novo Mercado. Item Novo Mercado Rules below summarizes the requirements of the rules to which companies listed in this segment of Bovespa are subject.

On December 31, 2005, the following companies were listed in Novo Mercado: Banco Nossa Caixa S.A., Companhia de Concessões Rodoviárias, Companhia de Saneamento Básico do Estado de São Paulo – SABESP, Cosan S.A. Indústria e Comércio, CPFL Energia S.A., Cyrela Brazil Realty S.A. Empreendimentos e Participações, Diagnósticos da América S.A., EDP – Energias do Brasil S.A., Grendene S.A., Light Serviços de Eletricidade S.A., Localiza Rent a Car S.A., Lojas Renner S.A., Natura Cosméticos S.A., Obrascon Huarte Lain Brasil S.A., Porto Seguro S.A., Renar Maças S.A., Submarino S.A. and Tractebel Energia S.A.

To enter Novo Mercado, a company shall prepare a compliance statement, expressly stating the acceptance of the Novo Mercado Rules signed by company’s controlling shareholder(s), officers, and members of the supervisory board.

(b)      Novo Mercado Rules:

In addition to the rules set forth by the Brazilian Corporate Law and CVM regulations, corporations that intend to be part of the Novo Mercado are subject to the following rules:

•	The company’s capital stock must be fully represented by common shares (i.e., preferred shares are not admitted);

•	Issuance of founder’s shares is prohibited;

•	Maintain free float corresponding to at least 25% of its capital stock;

•

Use of mechanisms that facilitate the dispersion of capital in public tender offers for distributing its shares (guaranteeing access to all investors interested or distributing at least 10% of the offering to individuals and non-institutional investors);

•

More strict criteria for the disclosure of financial information if compared to those required by CVM regulations (preparation of financial statements under international financial reporting standards, presentation of cash flow statements and additional information, among other data);

•	The office term of the members of the Board of Directors must be unified and limited to two years, reelection being allowed;

•	Appointment of independent members of the Board of Directors;

•

Stricter rules for disclosure of information, including regarding contracts with related parties, material contracts (involving amounts in excess of R$200,000 or one percent of net equity of the company), shareholders’ agreements and stock option plans;

•	Hold public meetings with analysts and other stakeholders at least once a year, and disclosure of the annual calendar (updated, in the event of changes) with the scheduled corporate events;

•

Conduct a public offer for buying back outstanding shares if the registration as public-listed company or withdrawal from the New Market, using the economic value of the shares to determine the offering price;

•	Extend to all minority shareholders the same conditions granted to the controlling shareholder in the event of sale of contro[22];

•	Initiate an arbitration proceeding, to be conducted by the Market Arbitration Chamber, to solve any disputes and litigation between company shareholders.

(c)     Pension funds’ investments in Novo Mercado

As a result of the issue of National Monetary Council Resolutions 2.829, of March 30, 2001, and 3.121, of September 25, 2003, as subsequently amended, which establish certain rules for the investment of private pension funds, the shares issued by companies listed in Novo Mercado can represent a higher share of the investment portfolio of these pension funds.

Accordingly, the shares of companies that have adopted differentiated corporate governance practices have become a major, attractive investment for pension funds, which traditionally are large investors in the Brazilian capital market.

(d)     New Embraer in Novo Mercado

By acceding to the Novo Mercado with the commitment to disperse its shareholding control and thus become subject to Novo Mercado rules, New Embraer will be committed to corporate governance best practices. The benefits of this transaction, detailed in Chapter VIII of the Descriptive Memorandum, will be reaped by New Embraer, its shareholders and the capital market as a whole.

[22] In comparison, Brazilian Corporate Law (Article 254-A) assures shareholders only 80 percent of the price paid for each share held by the controlling group.

APPENDIX II – Shareholders’ Agreement of Embraer

The Shareholders’ Agreement of Embraer was entered into by Bozano, Previ, and Sisitel on July 24, 1997, after the acquisition of the control of the Company during the privatization process, and supplemented on July 17, September 20, and October 8, 1999. After these addenda, the Agreement establishes the following:

(a)     Effectiveness of the Shareholders’ Agreement:

The effectiveness of this Agreement, originally set in five years, was extended to ten years, as from the date it was signed (i.e., until July 24, 2007). The original period will be automatically extended for successive periods of five years, unless one of the parties notifies the others otherwise, up to one year before termination date.

As described in Chapter VIII of the Descriptive Memorandum, one of the benefits arising from the transaction will be solution to a possible termination of the Shareholders’ Agreement.

(b)     Restricted Shares under the Shareholders’ Agreement:

The restricted shares are the shares tied to the Shareholders’ Agreement: (i) 48,508,890 common shares held by Previ; (ii) 48,508,890 common shares held by Sistel; and (iii) 48,509,220 common shares held by Bozano.

Are not subject to the Shareholders’ Agreement the common shares held by the members of the Controlling Group that exceed the numbers above, or the preferred shares. However, the votes by unrestricted common shares in shareholders’ general meetings of Embraer must comply with the Shareholders’ Agreement as the votes of restricted shares.

(c)     Preemptive right:

The Shareholders’ Agreement provides for that shares tied to the Shareholders’ Agreement can only be sold or ceded by any of the signatories in compliance with the preemptive right of the other shareholders.

Any member of the Controlling Group that wishes to sell its shares is required to present a proposal prepared by a third party interested in acquiring such securities to the other signatories of the Shareholders’ Agreement, which will have the preemptive right to acquire such shares under the same terms and conditions offered to a third party. The sale can be exercised freely if the other shareholders do not exercise their preemptive right.

(d)     Exercise of right de vote by the Controlling group:

The Shareholders’ Agreement provides for that previous meetings are held to decide on certain matters to be submitted to the General Meeting or the Board of Directors, such as, but not limited to, amendments to by-laws, merger or spin-off of the Company, acquisition or sale of interests in other companies, definition of officers’ compensation, and distribution of profits

Each share tied to the Shareholders’ Agreement entitles its holder to one (1) vote in the previous meetings. The meetings are initiated after the first call with the attendance of the parties to the Shareholders’ Agreement representing 2/3 of the restricted shares and, in after a second call, with any quorum. The decisions are made by 2/3 of the votes of total restricted shares, in a first call, and 2/3 of the restricted shares of the holders attending the meeting, when a second call is made.

(e)     Distribution of seats in the Board of Directors:

Under the Shareholders’ Agreement, the Board of Directors of the Company is formed by a minimum of nine (9) and a maximum of thirteen (13) members, plus their related alternates. The votes of the Controlling Group must be exercised to fill the seats as follows:

•	two members their related alternates, appointed by Bozano;

•	two members their related alternates, appointed by Previ;

•	two members their related alternates, appointed by Sisitel;

•	one member, who will also hold the office of managing Director of the Company, and his/her related alternate, mutually appointed by the Controlling group ;

•	one member and his/her related alternate, appointed by the Federal Government, as holder of the Golden Share;

•	one member and his/her related alternate, appointed by the Federal Government and elected by the Controlling group ;

•

two members their related alternates appointed by the employees of Embraer, one appointed by CIEMB – Embraer Employees’ Investment Club, and another by the Company employees that are not Company shareholders; and

•	two members their related alternates, appointed by the European Shareholders.

APPENDIX III – Current Embraer By-laws

BY-LAWS

CHAPTER I

NAME, HEAD OFFICE, PURPOSE AND DURATION

Art. 1

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S/A, with registered office at Avenida Brigadeiro Faria Lima No. 2170, in São José dos Campos, State of Sao Paulo, is a publicly-held corporation governed by these by-laws and by the applicable law.

Art. 2

EMBRAER has its registered office and jurisdiction in the City of São José dos Campos, State of Sao Paulo, and it may open subsidiaries, branches, offices, agencies and appoint agents or representatives in any part of Brazil or abroad.

Art. 3

The purpose of EMBRAER is:

I.	To design, build and market aircraft and aerospace materials and their respective accessories, components and equipment, in accordance with the highest technology and quality standards;
II.	To promote and carry out technical activities related to production and maintenance of aerospace materials;
III.	To contribute towards the education of technical personnel required for the aerospace industry; and
IV.	To conduct other technological, industrial, commercial activities and services related to the aerospace industry.

Art. 4

EMBRAER is established for an indefinite term of duration.

CHAPTER II
SHARE CAPITAL, SHARES AND SHAREHOLDERS

Art. 5

EMBRAER’s subscribed and paid in share capital is three billion, five hundred and sixty nine million, two hundred and eight thousand, nine hundred and nine reais and ten cents (R$3,569,208,909.10) divided into seven hundred nineteen million, two hundred and sisty five thousand, and two hundred and thirty four (719,265,234) shares without par value, of which two hundred and forty-two million, five hundred and forty-four thousand, four hundred and forty-seven (242,544,447) are common shares,  one (1) ordinary share of a special class, and four hundred and seventy six million, seven hundred and twenty thousand, seven hundred and eighty six (476,720,786) are preferred shares.

Sole Paragraph

The common shares of a special class shall be mandatorily held by the Federal Government (art. 8 of Law 9.491/97).

Art. 6

In compliance with the applicable legal limits, the Company is authorized to increase its share capital up to the limit of five hundred million (500,000,000) common shares and one billion (1,000,000,000) preferred shares, the issuance of new shares of a special class being prohibited.

Paragraph 1

Provided that the legal limits are complied with, the General Meeting may allot bonus stock only to common shares or to common and preferred shares, in accordance with the proportion between them.

Paragraph 2

Pursuant to the limits authorized in this article, the Company may, by resolution of the Board of Directors, increase the share capital regardless of any amendment to the by-laws, and both common shares and preferred shares may be issued without keeping the proportion between them. The Board of Directors shall establish the issuance conditions, including price and term for paying in.

Paragraph 3

Pursuant to the limit of the authorized capital, the Board of Directors may approve the issuance of a bonus subscription. The Board of Directors may, at its discretion, eliminate the preemptive rights of shareholders in the event of the issuance of shares, debentures convertible e bonus subscription, the placement of which is made by the sale on the stock exchange or by public offering, or further by share swap in a public offering, or further in a share swap in a takeover bid, pursuant to the terms provided for by law.

Paragraph 4

Pursuant to the limit of the authorized capital and in accordance with plans approved by the General Meeting, the Company may grant a call option to its managers and employees, without preemptive rights for the shareholders.

Paragraph 5

The Company is prohibited to issue Partes Beneficiárias.

Art. 7

The special class of shares shall entitle the holder thereof to veto rights regarding the following matters:

I.	Change of the company’s name and purpose;
II.	Amendment to and/or extension of the company’s logo;
III.	Creation and/or alteration of military programs whether or not involving the Federative Republic of Brazil;
IV.	Third party training in technology for military programs;
V.	Discontinuance of supply of military aircraft maintenance and replacement parts;
VI.	Transfer of share control; and
VII.	Any modifications of this article and of article 16 and respective paragraphs 1 and 2 or any rights conferred by these By-laws to the special class share.

Art. 8

Preferred shares do not entitle the holder thereof to a vote, and the preemptive rights refer to the reimbursement of capital and receipt of dividends per share at least 10% higher than those conferred to each common share.

Art. 9

All EMBRAER’s shares shall be book-entry shares and shall be kept in deposit accounts at the financial institution authorized by the Securities Commission on behalf of the holders thereof.

Sole Paragraph

The depositary institution of the book-entry shares shall charge directly to EMBRAER the costs incurred with transfer services.

CHAPTER III
EMBRAER’S AGENCIES

SECTION I
GENERAL MEETING

Art. 10

The General Meeting shall be held on an annual basis, and, on a special basis, when convened pursuant to the terms of the Law or of these By-Laws.

Paragraph 1

General Meeting resolutions shall be taken by a majority of votes, except for the veto powers of the special class share provided for in article 7.

Paragraph 2

The General Meeting may only resolve on items in the agenda, mentioned in the respective call notice.

Art. 11

The General Meeting shall be chaired by the Chairman of the Board of Directors or, in his absence, by the Vice-Chairman or in the absence of both, by a shareholder chosen from among the shareholders attending the meeting.

Art. 12

In addition to the duties provided for by the law, the General Meeting shall have the following duties:

I.	To elect and to remove from office Directors of the Board of Directors;
II.	To elect and to remove the members of the Audit Board;
III.	To establish compensation for the Directors of the Board of Directors and for the Executive Officers as well as the compensation for the members of the Audit Board;
IV.	To resolve on the matters subject to veto power by the common shares of a special class;
V.	To allot bonus stock pursuant to paragraph 1 of article 6;
VI.	To approve plans for the granting of stock options to the Executive Officers and employees;
VII.	To allot an EMBRAER profit sharing participation to the Executive Officers and employees, with due regard to the legal limits;
VIII.	To resolve, in accordance with the proposal presented by the management, on the allotment of the profits of the fiscal year and the distribution of dividends; and
IX.	To elect the liquidator, as well as the Audit Board, which shall function during the liquidation period.

Sole Paragraph

The Chairman of the Meeting shall comply with and provide for compliance with the provisions of the shareholders’ agreements filed at EMBRAER’s head office, not allowing the votes contrary to the content of such agreements to be computed.

SECTION II
MANAGEMENT BODIES

Subsection I
General Provisions

Art. 13

EMBRAER shall be managed by a Board of Directors and by the Executive Officers.

Paragraph 1

The investiture in the offices shall be made by instrument drawn up in the proper book signed by the administrator vested in office, any pledge being waived.

Paragraph 2

The Administrators shall hold their offices until their successors take over the Office.

Art. 14

The Administrators compensation shall be established by the General Meeting of Shareholders.

Sole Paragraph

The General Meeting may establish an aggregate amount for distribution among administrators, in which case the Board of Directors shall distribute the amount individually in compliance with the provisions in these By-laws, and the administrator holding more than one office shall receive compensation for just one, whichever is higher.

Art. 15

Any Administrators Body shall validly meet with the attendance of the majority of its members and resolve by a majority of votes of  the attendees of the meeting.

Sole Paragraph

The call notice is only waived as a condition of the validity of the meeting, if all Board members attend to the meeting.

Subsection II
Board of Directors

Art. 16

The Board of Directors shall consist of at least nine (9) and no more than eighteen (18) Directors and their respective deputies, all of them shall be a shareholder. The Directors shall be  elected by the Ordinary General Meeting of Shareholders for a term of three (3) years, reelection being permitted.

Paragraph 1

The Brazilian Government shall be entitled to appoint one of the Directors and his respective deputy bound by the common share of a special class held by the Brazilian Government..

Paragraph 2

EMBRAER’s employees shall also be entitled to elect two of the  Directors and their respective deputies. One Director shall be appointed by CIEMB – EMBRAER’s Employee Investment Club; the other Director shall be the representative of non-shareholder employees.

Paragraph 3

Embraer’s Chief Executive Officer shall be a natural effective member of the Board of Directors, and  the Second Executive Officer shall be his natural Deputy.

Art. 17

In the election of the  Directors, the General Meeting shall first establish, by a majority vote, the number of remaining Directors to be elected, in addition to those selected pursuant to the paragraphs of the preceding article. If the process of multiple votes has not been requested, pursuant to the law, the General Meeting shall vote by means of candidates roll previously registered with the presiding board, which candidates roll shall assure the shareholders that hold, whether individually or in block, twenty per cent or more of EMBRAER’s common shares the right to appoint two effective Directors and their respective deputies, in compliance with the limit of the main section of article 16. The presiding board may not accept the registration of any candidates roll in violation of the provisions of this article.

Art. 18

The Board of Directors shall have a Chairman and a Vice-Chairman chosen by the Directors among the effective Directors, by a majority of votes, at the first meeting after their investiture, or upon the occurrence of resignation from or vacancies in such offices.

Paragraph 1

The Chairman of the Board of Directors shall:

(a)	preside over the meetings of the Board of Directors and General Meetings; and
(b)	convene the General Meeting and the Board of Directors´ meetings; and
(c)

comply with and provide for compliance with the shareholders’ agreements filed at EMBRAER’s head office, not allowing the votes of the members of the Board of Directors designated pursuant to the shareholders’ agreement and contrary to the provisions of such agreements to be computed.

Paragraph 2

In the event of absence or temporary impairment of the Chairman of the Board of Directors, the Vice-Chairman shall exercise his functions.

Paragraph 3

In the event of impairment or a vacancy in the office of effective Director of the Board of Directors, his deputy shall assume office until such impairment ceases or, in the event of a vacancy, until the first General Meeting subsequent thereto is held, which General Meeting shall establish a definitive deputy for the remaining term of office. In case of simultaneous or successive vacancies in the offices of an effective director and his respective deputy, the Board of Directors shall convene a General Meeting to fill such offices.

Art. 19

The Board of Directors shall meet on a regular basis at least four times a year and, on a special basis whenever convened by its Chairman or by a majority of the Directors. The meetings of the Board may be held, exceptionally, by conference call, videoconference or electronic mail.

Paragraph 1

Calls shall be made at least seventy-two (72) hours prior to the meetings.

Paragraph 2

All resolutions by the Board of Directors shall be registered in the minutes drawn up in the proper book of the Board of Directors and signed by the directors attending the meeting.

Paragraph 3

The resolutions of the Board of Directors may, exceptionally, be taken by vote by means of conference call, videoconference or electronic mail.

Art. 20

In addition to the duties provided for by the law or by these By-laws, the Board of Directors shall have the following duties:

I.

The management of the business of the company, being empowered to exercise all such powers of the company and do all such lawful acts and things as are not by statute or by these by-laws directed or required to be exercised or done by the shareholders or by the  Executive Officers;

II.	To establish the general policy for EMBRAER’s business;
III.	To elect and remove EMBRAER’s Executive Officers;
IV.	To assign the Executive Officers their respective functions, including appointing the Officer for Investor Relations in compliance with the provisions of these By-laws;
V.	To resolve on the call for a General Meeting whenever it deems convenient, or in the case of article 132 of the Brazilian Corporate Law (Law No. 6404/76);

VI.

To inspect the management of the Executive Officers, examining, at any time, EMBRAER’s books and papers and requesting information on agreements entered into or about to be entered into and any other acts;

VII.	To appraise quarterly results of EMBRAER’s transactions;
VIII.	To select and to dismiss independent auditors;
IX.	To call independent auditors to clarify aspects deemed necessary;
X.	To appraise the Management Report and the Executive Officers’s accounts and resolve on the submission thereof to the General Meeting;
XI.	To authorize the transfer of EMBRAER’s funds to the employee associations, welfare and recreational, private pension plan entities, and foundations;
XII.	To approve the annual and multiannual budgets, strategic plans, expansion projects and investment programs, as well as to follow up their execution;
XIII.	To approve the setting up of a subsidiary and the participation of EMBRAER in the share capital of other companies, either in Brazil or abroad;
XIV.

To establish the authority of the Executive Officers for the disposal or encumbrance of permanent assets, with power, in the cases it so establishes, to demand the prior authorization of the Board of Directors as a condition for the validity of the act;

XV.

To authorize EMBRAER to guaranty third parties´ obligations, excluding from the third party’s concept EMBRAER’s subsidiaries, special purposes companies and others that direct or indirectly be under the control of EMBRAER, provided that they are duly consolidated in the Financial Statements of EMBRAER;

XVI.	To approve the human resources policy, including rights and advantages criteria in connection with compensation;
XVII.	To authorize the setting up, transfer or closing of offices, branches, premises or other EMBRAER establishments;
XVIII.	To establish the conduction of inspections, audits or administration in EMBRAER’s subsidiaries, controlled or affiliated companies, as well as in sponsored foundations;
XIX.	To give prior opinion on any matter to be submitted to the General Meeting;
XX.

To authorize the issuance of EMBRAER’s shares pursuant to the limits authorized in Art. 6 of these By-laws, establishing the conditions of issuance, including the price and term of payment, with power to eliminate the preemptive rights in the event of the issuance of shares, bonus stock and debenture stock, the placement of which is made by sale in stock exchange or public offering or in public offer for takeover, pursuant to the terms provided for in the law;

XXI.	To resolve the purchase by EMBRAER of shares issued by itself, to be kept in treasury and/or for subsequent cancellation or disposal;
XXII.	To resolve the issuance of bonus stock, as provided in paragraph 3 of Art. 6 of these By-laws;
XXIII.	To grant a call option to its officers and employees, or to individuals rendering services to EMBRAER, without a preemptive right for the shareholders;
XXIV.	To resolve on the issuance of simple debentures, not convertible to stocks, and with no real state guarantee;
XXV.

To authorize the issuance of any credit instruments for the obtaining of funds, including bonds, notes, commercial papers or others of regular use in the market, further resolving on its issuance and redemption conditions.

XXVI.	To define, in compliance with these By-laws and applicable law, the order of its work and to adopt or issue policies for its operation;
XXVII.	To submit to the General Meeting the matters provided in Art. 7 of these By-laws; and
XXVIII.	To designate the Audit Committee foreseen by the Sarbanes-Oxley Act of 2002 or the designation of the Audit Committee’s duties to the Audit Board, as a replacement body of the first.

Art. 21

In the event of approval by the General Meeting of EMBRAER’s call option as authorized by paragraph 4 of Art. 6, which requires the constitution of a proper body for its management, the Board of Directors shall create a Committee for this purpose, consisting of individuals appointed by it who may not benefit from the approved plan.

Art. 22

The Board of Directors may create Committees to assist EMBRAER’s management, with restricted and specific purposes and with a limited term of duration, renewable, consisting of individuals appointed by the Board of Directors.

Art. 23

The Board of Directors may further appoint a Special Committee consisting of no more than six (6) selected from among its effective directors or deputies who, within the interval of their annual meetings, may resolve by express delegation, on all matters according to their authority provided in the by-laws, ad referendum of the Board of Directors itself, with the matter submitted at the first meeting subsequent to resolution.

Paragraph 1

The authorization contained in this article does not cover:

(a)	Any matter of legal authority exclusive of the Board of Directors;
(b)	proposals to be submitted to the Shareholders´ General Meeting, including and particularly in the cases mentioned in item III of article 12 of these By-laws;
(c)	authorization for the performance of acts of liquidation and winding up or financial reorganization, including voluntary bankruptcy and arrangement with creditors;
(d)	approval of agreements, new investments or acts of disposal or encumbrance of items of permanent assets, the value of which exceeds the amount to be determined upon the establishment of the Committee;
(e)	approval of financing the amount of which, per transaction, exceeds the amount to be determined upon the establishment of the Committee;
(f)	authorization for the setting up or acquisition of an interest in other company;
(g)	approval of EMBRAER’s long term strategic plans; and
(h)	appointment and removal of EMBRAER’s Executive Officers.

Paragraph 2

The regulations governing the Board of Directors’ meeting apply to the meetings of the Board of Directors’ Special Committee. With regard to matters for which only the By-laws delegate authority, the references made herein to powers or options of the Board of Directors are deemed to be made equally to the Special Committee.

Subsection III
The Management

Art. 24

The Management, whose officers shall be elected and removed at any time by the Board of Directors, shall consist of a Chief Executive Officer, one Second Executive Officer and of at least other two (2) Executive Officers, with a term of office of three (3) years, reelection being permitted.

Paragraph 1

The election of the Executive Officers shall be held, preferably, on the same date as the Annual General Meeting, and the investiture in office of the elected Executive Officers may coincide with the end of the office of their predecessors.

Paragraph 2

In the event of impairments or absences, the Chief Executive Officer shall be replaced by the Second Executive Officer, who in case of vacancy shall assume cumulatively the position of Chief Executive Officer until the first subsequent meeting of the Board of Directors is held when a deputy shall be appointed for the remaining term of office.

Paragraph 3

The remaining Executive Officers shall be replaced, in case of absences or temporary impairment, by another Executive Officer selected by the Executive Officers. The Executive Officers shall appoint, in the event of a vacancy, a temporary deputy until the Board of Directors elects a definitive deputy for the remaining term of office.

Art. 25

The Executive Officers has all powers to perform the acts necessary for the achievement of its business purpose, however special they may be, including to dispose of and encumber permanent assets, waive rights, to compromise and agree, complying with the applicable legal or by-law provisions and the resolutions taken at the General Meeting of Shareholders and by the Board of Directors. The Board of Directors shall administer and manage EMBRAER’s business, especially:

I.	To comply with and cause these By-laws to be complied with and the resolutions of the Board of Directors and Shareholders’ General Meeting;
II.	To define and submit to the Board of Directors, on an annual basis, EMBRAER’s activity plan and general budget, taking care of the respective executions;
III.	To propose the installation and elimination of subsidiaries, branches, offices and agencies either in Brazil or abroad;
IV.	To define and submit to the Board of Directors EMBRAER’s and its subsidiaries’ salary policy;
V.	To decide pursuant to the authority established by the Board of Directors on the disposal and/or encumbrance of items of permanent assets;

VI.

To submit, on an annual basis, for the appraisal of the Board of Directors, the Management Report and Executive Officers accounts together with the independent auditors’ report, as well as the proposal for the investment of profits ascertained in the previous fiscal year;

VII.	To create and discontinue EMBRAER’s operational units and appoint and remove from office their respective holders;
VIII.	To define and propose to the Board of Directors, EMBRAER’s strategic plan and its annual revisions;
IX.	To define annually the Action and Target Plan of each Executive Officers, submitting it together with the performance and result achieved to the Board of Directors at its regular meetings; and
X.	To submit, on a quarterly basis, to the Board of Directors the detailed economic-financial and provisional balance sheet of EMBRAER and its controlled companies.

Art. 26

In addition to coordinating the action of the Executive Officers and to directing the execution of the activities related to EMBRAER’s general planning, the Chief Executive Officer shall:

I.	convene and preside over the Executive Officers meetings;
II.	keep the directors of the Board of Directors informed on EMBRAER’s activities and the development of its operations;
III.	propose, on a non exclusive basis, to the Board of Directors the assignment of the Executive Officers’ functions;
IV.	carry out other duties assigned by the Board of Directors.

Art. 27

The Executive Officers shall assist and help the Chief Executive Officer in the management of EMBRAER’s business and carry out the activities related to the functions assigned to them by the Board of Directors.

Art. 28

As a general rule and except for the cases provided in the subsequent paragraphs, EMBRAER agrees to be legally bound whenever it is represented by any two (2) Executive Officers, or one (1) Executive Officer and one (1) attorney-in-fact, or two (2) attorneys-in-fact in accordance with the limit of their respective terms of office.

Paragraph 1

The acts for which these By-laws require the Board of Directors’ prior authorization may only be performed provided that such condition is complied with.

Paragraph 2

EMBRAER may be represented by only one Executive Officer or by one attorney-in-fact in the following circumstances:

(a)	when the act to be performed imposes single representation, it shall be represented by any Executive Officer appointed by him, or an attorney-in-fact with special powers; and

(b)

when it is the case of receiving or giving release for amounts owed to EMBRAER, to issue and negotiate, and also endorse and discount promissory notes/trade bills regarding its sales and also in the cases of correspondence which do not create an obligation for EMBRAER and the performance of acts in the regular course of business, including the acts performed before government agencies, mixed capital companies, Commercial Registry, Labor Courts, IAPAS (Institute of Financial Administration and Social Security), FGTS (Unemployment Compensation Fund) and their collecting banks and other acts of identical natures.

Paragraph 3

The Board of Directors may authorize the performance of other acts which are binding on EMBRAER by only one Executive Officer or one attorney-in-fact, or further, by the adoption of criteria to limit the authority, restrict, in certain cases, EMBRAER’s representation to only one Executive Officer or attorney-in-fact.

Paragraph 4

The following rules shall be complied with in the appointment of attorneys-in-fact:

(a)	all powers of attorney shall be granted by the Chief Executive Officer, or his deputy, together with any other Executive Officer;
(b)

when the purpose of the power of attorney is the performance of acts subject to the prior authorization of the Board of Directors, the granting thereof shall be expressly conditioned to obtaining such authorization which shall be mentioned within its text.

Paragraph 5

Any acts performed other than in compliance with the provisions of this article shall not be effective nor shall they be binding upon EMBRAER.

SECTION III
AUDIT BOARD

Art. 29

The company’s Audit Board is organized on a permanent basis and shall consist of five (5) members and equal number of deputies selected by the General Meeting from among shareholders or not,  residing in Brazil, who shall comply with the duties provided in law.

Paragraph 1

Audit Board meetings shall be held, at least, on a quarterly basis.

Paragraph 2

The compensation of the members participating in the Audit Board shall be established by the General Meeting at which they are elected, the compensation being due only to the members exercising their functions during their term of office.

CHAPTER IV
PROFIT DISTRIBUTION

Art. 30

The fiscal year shall commence on January 1st and shall end on December 31st of each year.

Paragraph 1

At the end of each fiscal year, the Executive Officers shall draw up, in accordance with the applicable legal principles, the following financial statements:

I – balance sheets;
II – statement of changes in shareholders’ equity;
III – fiscal year income statement; and
IV – statement of sources of funds and application of resources.

Paragraph 2

Together with the fiscal year financial statements, the Board of Directors shall submit to the Annual General Meeting a proposal on the destination to be given to the net profit, complying with the provisions of these By-laws and of Law.

Paragraph 3

The Board of Directors may propose and the General Meeting may resolve to discount from the fiscal year net profit a portion to form an Investment and Working Capital Reserve, based on the capital budget, which shall contain a justification for the proposed profit retention, including sources of funds and capital investments, and shall be in accordance with the following principles:

(a)	the formation of such reserve shall not impair the shareholders’ right to receive the mandatory dividends provided in Art. 31 of these By-laws;
(b)

its balance, together with the balance of other profit reserves, except for contingency and unrealized revenue reserves may not exceed the share capital, under penalty of capitalization or distribution in cash of the excess;

(c)

the purpose of the reserve is to ensure investments in permanent assets or increase in working capital, including by through repayment of EMBRAER’s debts, regardless of profit retentions related to the capital budget and the balance thereof may be used:

i)	for loss absorption, whenever necessary;
ii)	for dividend distribution, at any time;
iii)	for redemption, reimbursement or share purchase transactions authorized by Law;
iv)	for capitalization, including new bonus stock.

Art. 31

Shareholders shall be entitled to receive, in each year, as dividends, a percentage of the net profit, in compliance with the minimum mandatory amount of twenty-five percent (25%) of such net profit with the following adjustments:

(a)	increase of the amounts resulting from reversion, in the fiscal year, of contingency reserves previously formed;
(b)	decrease of amounts allocated, in the fiscal year, to the formation of a legal reserve and contingency reserves;
(c)

whenever the amount of the mandatory minimum dividend exceeds the realized portion of the net profit in the fiscal year, the management may propose, and the General Meeting may approve, the allocation of the excess for the creation of an unrealized profit reserve (article 197 of Law 6.404/76, with the wording given by Law 10.303/01).

Paragraph 1

The Meeting may attribute to the Executive Officers a profit sharing participation, complying with the applicable legal limits. The attribution of the mandatory dividend to shareholders referred to in this article is a condition for the payment of such profit sharing. Whenever the semi-annual balance sheet is drawn up and based on such balance sheet interim dividends are paid in an amount at least equal to twenty-five (25%) of the net profit of the period, determined pursuant to this article, a participation in the semi-annual profit may be paid by resolution of the Board of Directors to the Executive Officers ad referendum of the General Meeting.

Paragraph 2

The Meeting may attribute to employees a profit or results sharing participation, pursuant to the plan it approves, complying with applicable law.

Paragraph 3

The General Meeting may resolve, at any time, to distribute dividends on account of pre-existing reserves and reserves of accrued profits from previous fiscal years, and kept as such by resolution of the General Meeting, after the mandatory dividend is attributed to shareholders in each fiscal year, as referred to in this article.

Paragraph 4

EMBRAER may draw up semi-annual or interim balance sheets. The Board of Directors may resolve on the distribution of dividends on the account of the profit ascertained in said balance sheets. The Board of Directors may further declare interim dividends on the account of profits previously accumulated, by resolution of the General Meeting, existing in said balance sheets or in the last annual balance sheet.

Paragraph 5

The General Meeting may resolve on the capitalization of reserves instituted in semi-annual or interim balance sheets.

Paragraph 6

The dividends not demanded in three years are barred by the statute of limitations in favor of EMBRAER.

Paragraph 7

The Board of Directors may pay or credit interest on own capital ad referendum of the Annual General Meeting which assesses the financial statements related to the fiscal year in which such interest is paid or credited.

CHAPTER V
LIQUIDATION OF EMBRAER

Art. 32

EMBRAER shall be liquidated in the cases provided in Law, and the General Meeting shall elect the liquidator or liquidators, as well as the Audit Board which shall operate during this period, complying with the legal formalities.

CHAPTER VI
FINAL PROVISIONS

Art. 33

The Company shall comply with the shareholders’ agreements filed at the head office, and it is expressly forbidden for the presiding officers of the General Meeting or the Board of Directors to accept the vote of any shareholder signing the shareholders’ agreement duly filed in the head office, which was made in noncompliance with what has been agreed in said agreement, it being expressly forbidden for the Company to accept and carry out a transfer of shares and/or encumbrance and/or assignment of preemptive rights to the subscription of shares and/or other securities not complying with what has been provided and regulated in the Shareholders’ Agreement.

Sole Paragraph

The non-attendance of the General Meeting or of the meetings of the Board of Directors and the Executive Officers, as well as the abstention from voting by a shareholder signing the shareholders’ agreement or by members of the Board of Directors designated in accordance with the shareholders’ agreement duly filed at the head office, entitles the harmed party to vote with the shares owned by the absent or non-acting shareholder or by the member of the Board of Directors elected with the votes of the harmed shareholder who votes in lieu of the absent or non-acting member.

Art. 34

EMBRAER is forbidden to grant financing or guarantees of any kind to third parties, of any type, for business alien to its corporate interests.

•	By-Laws Consolidated by the Extraordinary General Meeting of Shareholders of April 18th, 2005.

APPENDIX IV – Project of New Embraer By-laws

BY-LAWS OF

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CHAPTER I

CORPORATE NAME, HEAD OFFICES, BUSINESS PURPOSE

AND TERM OF DURATION

ARTICLE 1 –	EMBRAER – Empresa Brasileira de Aeronáutica S.A. (“Company”) is a joint stock company that is governed by these By-Laws and by applicable legislation.

Sole Paragraph – The Company was incorporated as a publicly-held company with private participation, authorized by Decree-Law No. 770, of August 19, 1969, and was privatized pursuant to Law No. 8031, of April 12, 1990, and to Public Notice No. PND-A-05/94-Embraer, of the Executive Committee of the National Privatization Program, published in the Official Gazette, Session 3, on pages 5774 to 5783.

HEAD OFFICES

ARTICLE 2 –

The Company has its head offices and jurisdiction in the City of São José dos Campos, State of São Paulo, and may incorporate subsidiaries and open branches, offices or agencies, as well as appoint agents or representatives in any part of Brazil or abroad, subject to resolution by the Board of Directors.

BUSINESS PURPOSE

ARTICLE 3 –	The Company has as its business purpose:

I.	To project, build and commercialize aircraft and aerospace materials and respective accessories, components and equipment, maintaining the highest standards of technology and quality;
II.	To promote and carry out technical activities related to the production and maintenance of aerospace material;
III.	To contribute to the development of skilled technical personnel as required by the aerospace industry; and
IV.	To carry out other technological, industrial and commercial activities, as well as provide services that are related to the aerospace industry.

PRINCIPLES

ARTICLE 3 –	The organization and operation of the Company shall observe the following principles:

I.

The securities issued by the Company shall be traded on the national and/or international capital markets, with due observance to all the legal requisites and the requirements of the institutions of such markets, in order to secure in such markets the financial resources that are necessary for its growth, maintenance of its competitiveness and continuation;

	II.	The capital stock of the Company shall be solely represented by common shares;

	III.	In the resolutions of the Shareholders’ Meeting:

		a)	no shareholder or group of shareholders, whether Brazilian or foreign, may exercise voting rights representing more than 5% of the number of shares into which the capital stock is divided; and

b)

foreign shareholders and groups of foreign shareholders shall not exercise voting rights representing more than 2/3 of the total of the votes conferred on the entirety of Brazilian shareholders present;

IV.

With due regard for the provisions of Article 55, the pre-establishment of majority of shareholders in the Shareholders’ Meeting by means of shareholders agreements concerning the exercise of voting rights, in order to form scales with a number of votes greater than the individual limit established in letter “a” of item III of this Article shall be prohibited;

	V.	The resolutions and acts of the bodies of the Company referred to in Article 9 herein shall be subject to the veto of the Federal Government; and

	VI.	The issuance of founders’ shares is prohibited.

ARTICLE 5 –	The Company shall have indefinite term of duration.

CHAPTER II

CAPITAL STOCK AND SHARES

CAPITAL STOCK

ARTICLE 6 –	The capital stock of the Company, fully subscribed and paid in, amounts to [•] Reais [R$ [•]], divided into [•] ([•]) common shares and one common Golden share (article 9), all with no par value.

PARAGRAPH ONE – The capital stock shall always and exclusively be divided into common shares, being prohibited the issuance of preferred shares.

PARAGRAPH TWO –The Golden share held by the Federal Government shall always comprise one single share, which shall preserve all of its prerogatives for as long as it is held by the Federal Government (pursuant to Article 8 of Law No. 9491/97).

ARTICLE 7 –

The capital stock may be increased, pursuant to Article 168 of Law No. 6404/76, upon issuance of up to 1,000,000,000 new common shares, by resolution of the Board of Directors, without any amendment to theses By-laws.

PARAGRAPH ONE- The Board of Directors shall establish the price and the number of shares to be issued, as well as the timeframe and the conditions for payment, provided, however, that a capital increase to be subscribed for and paid in upon contribution of assets shall be contingent upon approval of the appraisal report by the Shareholders’ Meeting, as set forth in the law.

PARAGRAPH TWO – Within the limit of the authorized capital, the Board of Directors may:

a)	resolve on the issuance of subscription bonus; and

b)

based on the plan approved by the Shareholders’ Meeting, grant stock options to the administrative officers or employees of the Company, or of a company that it controls, and the shareholders shall have no right of first refusal for acquisition of such shares; and

c)	approve an increase of capital stock by means of capitalization of profits or reserves, with or without bonification in shares.

TYPES OF SHARES

ARTICLE 8 –

All shares of the Company shall be registered as book-entry shares, maintained in deposit accounts in the name of the respective shareholders with a financial institution authorized by the Comissão de Valores Mobiliários – CVM and chosen by the Board of Directors.

PARAGRAPH ONE– The depositary of the book-entry shares shall charge directly to the Company the cost of the services for book-entry of shares.

PARAGRAPH TWO – The depositary shall maintain control of the number of shares held by Brazilian and foreign individuals or legal entities, with due regard for the provisions of Paragraph Two of Article 11.

GOLDEN SHARE HELD BY THE FEDERAL GOVERNMENT

ARTICLE 9 –	The Golden common share grants to the Federal Government veto powers regarding the following matters:

	I.	Change of the corporate name or business purpose of the Company;

	II.	Alteration and/or application of the Company’s logo;

	III.	Creation and/or alteration of military programs, whether or not involving the Federative Republic of Brazil;

	IV.	Development of third parties’ skills in technology for military programs;

	V.	Interruption of the supply of maintenance and replacement parts for military aircraft;

	VI.	Transfer of the equity control of the Company;

VII.

Any amendments: (i) to the provisions of this Article, of Articles 4, 15 and 16, of item III of Article 19, of paragraphs 1 and 2 of article 28, of item X, of Article 34, of item XII, of Article 40 or of Chapter VII; or further, (ii) the rights granted by these By-Laws on the Golden share.

PARAGRAPH ONE – The conduction of any public offering for acquisition of shares, as referred to in Article 55 hereof, shall be subject to prior approval of the Federal Government, as holder of the common Golden share.

PARAGRAPH TWO – With due regard for the provisions of Law No. 6404/76 and of Article 19, item III hereof, the matters listed hereinabove shall be subject to resolution by the Board of Directors of the Company, with observance to the following procedure:

I. The matter shall be subject to approval by the Board of Directors.

II. If approved by the Board of Directors, the Chairmain shall notify the member elected by the Federal Government so that the latter can exercise veto right or express its agreement in relation to of the matter within 30 days counting as from receipt of the mentioned notice.

III. Upon expiration of the period mentioned in item II above, a new meeting of the Board of Directors shall be held in order to: (i) reconsider the resolution, if the Federal Government has exercised its veto right in relation thereto; or (ii) ratify the resolution, if the Federal Government has expressed its agreement in relation or has not issued any intention or veto right within the timeframe set forth above.

IV. If the resolution is ratified by the Board of Directors, the matter shall be submitted for approval of the Shareholders’ Meeting, if so required by law, in which meeting the Federal Government may still exercise its veto power on the terms of this Article.

PARAGRAPH THREE - Without detriment to the procedure established in Paragraph Two above, the matters subject to veto rights of the Federal Government, as holder of the Golden share which are to be resolved by the Board of Directors, shall also be subject of prior notice sent by the Company to the Ministry of Finance, which notice shall be sent together with the notice mentioned in item II above, for pronouncement within 30 days counted from the receipt of the notice referred to in item II above.

EXCLUSION OF THE RIGHT OF FIRST REFUSAL

ARTICLE 10 –

The issuance of shares for increase of capital stock, which placement shall be effected by means of sale in a stock exchange or by a public subscription offering, may exclude the right of first refusal for former shareholders, or may reduce the term for exercise thereof.

SOLE PARAGRAPH. The provisions of this Article also apply to the issuance of debentures convertible into shares and of subscription bonuses, except if the latter are ascribed as an additional advantage to subscribers of shares or of debentures convertible into shares.

CHAPTER III

SHAREHOLDERS

BRAZILIAN SHAREHOLDERS

ARTICLE 11 –	For purposes of these By-Laws, the following are considered to be Brazilian shareholders (“Brazilian Shareholders”):

I – Brazilian individuals, whether native or naturalized, resident in Brazil or abroad;

II – legal private entities organized under the laws of Brazil that have their administrative head offices in Brazil and:

a) do not have foreigners as their controlling shareholders or as their controlling parent company, unless the latter is comprised under letter “b” of this item;

b) are controlled either directly or indirectly by one or more of the individuals referred to in item I;

III – investment funds or clubs organized under the laws of Brazil that have their administrative head offices in Brazil and whose managers and/or quotaholders holding the majority of their quotas are persons/entities referred to in items I and II.

PARAGRAPH ONE – The Company shall maintain records of the Brazilian Shareholders and Foreign Shareholders, as defined in this Article and in Article 12.

PARAGRAPH TWO – Brazilian Shareholders shall give evidence to the Company and to the depositary responsible for the book-entry shares that it fulfills the requirements of this Article and only after such evidence is given, shall it be included in the records of Brazilian Shareholders.

FOREIGN SHAREHOLDERS

ARTICLE12 –

For purposes of these By-Laws, foreign shareholders (“Foreign Shareholders”) shall be persons or legal entities, investment funds or clubs and any other entities not comprised in the provisions of Article 11 and that cannot evidence, on the terms of Paragraph Two of Article 11, that they fulfill such requirements in order to be registered as Brazilian Shareholders.

GROUPS OF SHAREHOLDERS

ARTICLE 13 –	For purposes of these By-Laws, two or more shareholders of the Company shall be considered to be a group of shareholders (“Group of Shareholders”) in case:

I - They are parties to a voting agreement;

II – One of them is either directly or indirectly a controlling shareholder or controlling parent company of the other, or of the others;

III – They are companies directly or indirectly controlled by the same person/entity, or group of persons/entities, who may or may not be shareholders; or

IV – They are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universalities of rights or any other forms of organization or undertaking (a) with the same administrators or managers, or further, (b) whose administrators or managers are companies that are directly or indirectly controlled by the same person/entity or group of persons/entities, which may or may not be shareholders.

PARAGRAPH ONE – In case of investment funds having a common administrator, only those whose policies of investment and of exercise of votes in Shareholders’ Meetings, on the terms of the respective regulations, falls under responsibility of the administrator on a discretionary basis, shall be considered to be a Group of Shareholders.

PARAGRAPH TWO – For purposes of these By-Laws, the holders of securities issued within the scope of the Company’s Depositary Receipts program shall not be considered to be a Group of Shareholders, unless they fall under any of the cases set forth in the main provision of this Article.

PARAGRAPH THREE – A Group of Shareholders shall be considered to be foreign whenever one or more of its members is a Foreign Shareholder.

PARAGRAPH FOUR – In addition to what is set forth in this Article, any shareholder in a given Shareholders’ Meeting represented by one same proxy, administrator or representative on any account, shall be considered as being a Group of Shareholders, except for the case of holders of securities issued within the scope of the Company’s Depositary Receipts program, when represented by the relevant Depositary Bank.

PARAGRAPH FIVE – In case of shareholders agreements that address the exercise of voting rights, all of their signatories shall be considered, on the terms of this Article, as members of one Group of Shareholders, for purposes of application of the voting limitation referred to in Article 15.

DISCLOSURE OBLIGATION

ARTICLE 14 –

All shareholders or Group of Shareholders are required to disclose, through notice to the Company and to the stock exchanges in which the securities issued by the Company are traded, the acquisition of shares that, together with those already held by it, exceed 5% of capital stock of the Company or multiples of such percentage.

PARAGRAPH ONE –The same requirement applies to holders of debentures convertible into shares and of subscription bonuses that entitle their holders to the acquisition of shares in the quantities provided under this Article.

PARAGRAPH TWO – Violation of the provisions of this Article shall give rise to application of the penalties described in Article 17 below.

VOTING RIGHTS

ARTICLE 15 –	Each common share shall grant the right to one vote in the resolutions of the Shareholders’ Meetings, with observance of the following limits:

I – no shareholder, or Group of Shareholders, whether Brazilian or foreign, may exercise votes representing more than 5% of the quantity of shares into which the capital stock of the Company is divided;

II – the totality of Foreign Shareholders present may not exercise, in each Shareholders’ Meeting, votes representing more than 2/3 of the votes that can be exercised by the Brazilian Shareholders present.

SOLE PARAGRAPH – Votes that exceed the limits established in this Article shall not be counted in the resolutions of the Shareholders’ Meeting.

ARTICLE 16 –	For purposes of compliance with the provisions of item II of Article 15, upon installation of each Shareholders’ Meeting:

I – the total number of votes that may be exercised by the Brazilian Shareholders and by the Foreign Shareholders present shall be assessed, based on the attendance list, and shall be disclosed by the Chairman of the Meeting (as established in Article 23, Paragraph Three below), with due regard for the provisions of items I and II of Article 15;

II – if the total votes of Foreign Shareholders exceeds two thirds (2/3) of the votes that may be exercised by Brazilian Shareholders, the number of votes of each Foreign Shareholder shall be proportionally reduced until elimination of the exceeding percentage, so that the total votes of foreigners do not exceed the limit of 40% of the total votes that can be exercised in the referred Shareholders’ Meeting.

PARAGRAPH ONE – The above limits shall be applied jointly and successively in relation to Foreign Shareholders and Groups of Foreign Shareholders.

PARAGRAPH TWO – The Chairman of the Shareholders’ Meeting shall inform the number of votes that may be exercised by each shareholder present, after application of the rules set forth in Article 15 and in this Article.

SUSPENSION OF EXERCISE OF RIGHTS

ARTICLE 17 –

The Shareholders’ Meeting may suspend the exercise of rights, including voting rights, of a shareholder that fails to comply with an obligation imposed by law, its regulation and by these By-Laws, including the requirement of showing evidence of Brazilian nationality as referred to in Paragraph Two of Article 11.

PARAGRAPH ONE – The suspension above mentioned may be determined by the Shareholders’ Meeting in any meeting, either annual or special, in which the matter is included in the agenda.

PARAGRAPH TWO – Shareholders that represent at least 5% of capital stock may call a Shareholders’ Meeting if the Board of Directors fails to respond, within a period of eight days, to a request for a call notice presented by them, with indication of the non-compliance with an obligation and of the identity of the violating shareholder.

PARAGRAPH THREE – The Shareholders’ Meeting shall be competent to approve the suspension of the political rights of the violating shareholder, and also to establish, in addition to other aspects, the extent and the period of suspension, provided that suspension of the rights of inspection and of request for information of the Company assured by law is hereby prohibited.

PARAGRAPH FOUR – The suspension of rights shall cease as soon as the referred obligation has been complied with.

SHAREHOLDERS’ AGREEMENT

ARTICLE 18 –	Any shareholders’ agreement concerning the exercise of voting rights that conflicts with the provisions of these By-Laws shall not be filed by the Company.

CHAPTER IV

S HAREHOLDERS’ MEETING

ATTRIBUTIONS

ARTICLE 19 –	It is exclusively incumbent upon the Special Shareholders’ Meeting, in addition to the attributions of Article 122 and other provisions of Law No. 6404/76:

	I.	To elect and dismiss the members of the Board of Directors;

	II.	To elect and dismiss the members of the Fiscal Committee and establish their remuneration;

III.

To resolve, when so required by applicable legislation, on matters that are subject to veto by the Federal Government, in its capacity of holder of the Golden share, as set forth in Article 9 of these By-Laws;

	IV.	To establish the total annual remuneration of the Company’s administrators and of the members of the Committees created by the Board of Directors;

	V.	To resolve on the proposal of withdrawal of the Company from the “Novo Mercado” (“Novo Mercado”) – of the São Paulo Stock Exchange - BOVESPA (“BOVESPA”);

VI.

To choose the specialized company responsible for the appraisal of the Company and preparation of the relevant report, in case of cancellation of its registration as a public company or its delisting from the Novo Mercado, as provided under Chapter VIII below;

	VII.	To approve the granting of stock options plans to the administrators and/or employees of the Company or of companies controlled by it, according to Article 7, Paragraph Two, letter “b” hereto;

	VIII.	To attribute profit sharing participation to the management and/or employees of the Company, with observance of the legal limits and of the Company’s human resources policy;

	IX.	To resolve on any proposal for allocation of profits and for distribution of dividends by the Company, as submitted by the management of the company; and

	X.	To appoint the liquidator, as well as the Conselho Fiscal that shall operate during the period of liquidation of the Company.

CALL NOTICE

ARTICLE 20 –

The Shareholders’ Meetings shall be called by the Board of Directors or, in the cases provided by law, by shareholders or by the Conselho Fiscal, being the first call published with at least 30 days advance counting as from its first publication of the notice; if the Meeting is not held, a notice of second call shall be published with at least 15 days advance; and, if again the Meeting is not held, the third call shall be published with at least 8 days advance.

LEGITIMATION AND REPRESENTATION

ARTICLE 21 –

The parties present at the Meeting shall present evidence of their capacity as Brazilian Shareholders (Article 11) or Foreign Shareholders (Article 12), by presenting a legally qualified document of their identity and shall evidence, or shall deposit in the Company, no later than 48 hours prior to the time set forth for the Meeting, a document of proof of ownership of shares issued by the depositary of the book-entry shares, or the custodian thereof, on the terms of Article 41 of Law No. 6404/76.

PARAGRAPH ONE – The Company shall waive presentation of the document of proof by any holder of book-entry shares that has been included in the list of shareholders provided by the depositary.

PARAGRAPH TWO – A shareholder may be represented in a Shareholders’ Meeting by an attorney-in-fact appointed in accordance with Paragraph One of Article 126 of Law No. 6404/76, provided that the relevant instrument of power of attorney has been deposited in the head offices of the Company no later than 48 hours prior to the Shareholders’ Meeting.

INSTALLATION QUORUM

ARTICLE 22 –

Shareholders’ Meetings shall be installed on first call upon presence of shareholders representing at least 35% of the capital stock, except if the law requires a higher quorum; and shall be installed on second call upon presence of shareholders representing at least 25% of the capital stock; and, on third call, with any number of shareholders.

REGISTER OF ATTENDANCE

ARTICLE 23 –

Prior to the commencement of the meeting, the shareholders shall sign the “Attendance Book”, by stating their name and residence, the quantity of shares that they hold and their qualification as Brazilian Shareholders (Article 11) or Foreign Shareholders (Article 12).

PARAGRAPH ONE – The list of present shareholders shall be finalized by the Chairman of the Meeting immediately upon installation of the Meeting.

PARAGRAPH TWO – Shareholders that arrive at the Meeting after finalization of the list may participate in the meeting, although they shall not be granted voting rights in any corporate resolution. In addition, their shares shall not be counted for determination of the total of votes attributed to Brazilian Shareholders and to Foreign Shareholders.

PARAGRAPH THREE – Upon finalization of the list of shareholders, the Chairman of the Meeting shall inform the number of votes that may be exercised by each Brazilian Shareholder and by each Foreign Shareholder, with due regard for the provisions of Articles 15 and 16.

DESK

ARTICLE 24 –

The Shareholders’ Meeting shall be presided by the Chairman of the Board of Directors or, in case of its absence or vacancy, by the Vice-Chairman of the body; and in the case of absence or vacancy of both, by a shareholder elected by the Meeting amongst those present.

PARAGRAPH ONE – The Secretary of the Meeting shall be designated by the Chairman.

PARAGRAPH TWO – The Investor Relations Executive Officer, or a person designated by him, shall necessarily be present at the Shareholders’ Meeting in order to provide any clarifications and information for the shareholders and for the Presiding Officers concerning the matters comprised in the functions that are attributed to him under these By-Laws. Notwithstanding, it shall be exclusively incumbent upon the Chairman, with due regard for the rules established in these By-Laws, to take any decisions concerning the number of votes of each shareholder or as to the qualification of any shareholder as a Brazilian Shareholder or Foreign Shareholder.

VOTING

ARTICLE 25 –

For voting on resolutions of the Shareholders’ Meetings, the votes of Brazilian Shareholders and Foreign Shareholders (Articles 11 and 12) shall be computed separately, with due regard for the voting limits referred to in Articles 15 and 16.

SOLE PARAGRAPH –The Shareholders’ Meetings shall only resolve on matters that have been expressly provided for in the agenda, as contained in the relevant call notices, and is hereby prohibited to approve matters under a generic title.

CHAPTER V

BOARD OF DIRECTORS, EXECUTIVE COMMITTEE AND CONSELHO FISCAL

MANAGEMENT OF THE COMPANY

ARTICLE 26 –	The Company shall be managed by the Board of Directors and by the Executive Committee.

SOLE PARAGRAPH – The Board of Directors is the body of collegiate resolutions of the Company, while representation of the Company shall be exclusively conducted by the Executive Officers.

INVESTITURE

ARTICLE 27 –

The directors, executive officers and members of the Conselho Fiscal shall be vested in office through execution of the instrument of investiture, as drawn up in the Book of Register of Minutes of the Board of Directors or of the Executive Committee, or the Register of Minutes and Opinions of the Conselho Fiscal, as the case may be, as well as in any instrument of consent, by means of which they shall commit to comply with the terms and conditions of the Agreement for Participation in the Novo Mercado, as executed by the Company.

SECTION I

BOARD OF DIRECTORS

COMPOSITION

ARTICLE 28 –

The Board of Directors shall be composed of eleven members and respective alternates, all shareholders, elected by the Shareholders’ Meeting with a unified term of office of two years, reelection being allowed.

PARAGRAPH ONE – The Federal Government, in its capacity as holder of the Golden share, is entitled to elect one member of the Board of Directors and respective alternate.

PARAGRAPH TWO – The employees of the Company shall have the right to separately appoint two members of the Board of Directors and the respective alternates, being one member and the respective alternate appointed by the CIEMB (Embraer Employees’ Investment Club), and the other member and the respective alternate appointed by the employees that are not shareholders of the Company.

PARAGRAPH THREE – The other eight members shall be elected by the remaining shareholders of the Company, with due regard for the provisions of Articles 32 and 33. The Chairman of the Shareholders’ Meeting shall conduct the procedures related to the appointment of the members of the Board of Directors, and shall determine the voting mechanism concerning the election of directors referred to in this Paragraph (Article 32 or Article 33).

PARAGRAPH FOUR – The Chief Executive Officer of the Company, or the Executive Officer designated to substitute him/her, shall participate in all meetings of the Board of Directors provided, however that he/she shall not vote in respect of the resolutions thereof. It is prohibited for any member of the Board of Directors to simultaneously hold office as an Executive Officer of the Company.

ARTICLE 29 –	The Board of Directors shall have a Chairman and a Vice-Chairman, who shall be chosen by the Shareholders’ Meeting immediately upon appointment of the directors of the Company.

ARTICLE 30 –	Replacement of the members of the Board of Directors, either on a temporary basis or as a result of permanent vacancy of the seat, shall be conducted as follows:

	I.	In case of incapability of an effective member, its alternate shall take office until the moment such incapability ceases;

II.

In case of permanent vacancy of an effective member, its alternate shall take office until the following first Annual Shareholders’ Meeting is held, in which the effective new member to the vacant seat shall be appointed;

III.

In case of vacancy, either simultaneous or successive, of the offices of effective member and the respective alternate, the other members of the Board of Directors shall designate the corresponding substitutes, who shall serve up to the following first Shareholders’ Meeting, in which their definite substitutes shall be appointed;

	IV.	In case of temporary absence or incapability of the Chairman of the Board, its functions shall be exercised on a temporary basis by the Vice-Chairman of the Body; and

V.

In case of vacancy of the Chairman of the Board of Directors, the Vice-Chairman of the Board shall assume as Chairman of the body on an interim basis and shall immediately call a Shareholders’ Meeting to appoint the substitute for the vacant office and to appoint a new Chairman of the Board of Directors.

MEMBERS OF THE BOARD OF DIRECTORS

ARTICLE 31 –	The members of the Board of Directors shall have fair reputation and, except if otherwise waived by the Shareholders’ Meeting, will not be elected if:

I – they hold positions in companies that could be considered as competitors of the Company; or

II – they have or represent an interest that conflicts which the interest of the Company.

PARAGRAPH ONE – For purposes of the provisions of Article 115 of Law No. 6,404/76, a vote cast by a shareholder aiming at the election of a member of the Board of Directors that does not satisfy the requirements of this Article shall be considered abusive.

PARAGRAPH TWO – No member of the Board of Directors may have access to information, participate in meetings of the body or exercise any vote on matters in which it has or could have an interest that conflicts with the interests of the Company.

PARAGRAPH THREE – For the election of the members of the Board of Directors and respective alternates, as referred to in Paragraph Three of Article 28, and regardless of the process of election that may be adopted (Article 32 or Article 33), any shareholder that wishes to recommend a candidate and/or alternate that is/are not a member(s) of the Board of Directors, shall notify the Company in this regard in writing no later than ten days prior to the date when a Shareholders’ Meeting shall be held, and indicate the name, qualification and professional résumé of each candidate, together with a document signed by the candidate attesting its acceptance to run for the seat. The Company shall publish, no later than 8 days prior to the date of the Shareholders’ Meeting, a notice informing the shareholders the place where they can obtain the list of all candidates presented on the terms of this Paragraph and a copy of their qualifications and professional résumés.

ELECTION BY SCALE VOTING

ARTICLE 32 –

With due regard for the provisions of Article 33, the election of the members of the Board referred to in Paragraph Three of Article 28 shall be conducted under a system of scale voting, whereby voting on individual candidates shall not be allowed.

PARAGRAPH ONE – The Board of Directors shall always propose to the shareholders’ meeting the appointment of a scale to the Board of Directors composed by the current effective members of the Board and their respective alternates, with observance of the following rules:

a) if any Director voluntarily decides not to or is incapable to take part in the proposed scale, the Board of Directors shall occupy the vacancy seat for purposes of the proposal;

b) the Company’s management, within no later than 30 days prior to the date set for the Shareholders’ Meeting, shall send to the stock market, insert in the company’s website and make available for the shareholders at the Company’s head offices, a document with the names, qualifications and résumés of the candidates for members and alternates that compose the scale established on the terms of this Paragraph.

PARAGRAPH TWO – Any other shareholder or group of shareholders has the right to propose other scales to compose the Board of Directors, with observance to the following:

a) the proposal must be sent in writing to the Company within ten days prior to the date for which the Shareholders’ Meeting has been called, being forbidden for the same shareholder or group of shareholders to present more than one scale;

b) the notification must contain the information and documents mentioned in Paragraph Three of Article 31, and shall specify the effective members and respective alternates;

c) until eight days prior to the date for which the Shareholders’ Meeting has been called, the Company shall publish a notice, to be available on a website in the company’s website, informing the place where the shareholders can obtain copies of the scales’ proposals.

PARAGRAPH THREE – A person may participate in two or more different scales, including the one referred to in Paragraph One.

PARAGRAPH FOUR – Each shareholder may only vote on one scale, and votes shall be counted with observance of the limits provided under Articles 15 and 16; the candidates of the scale that receives the higher number of votes in the Shareholders’ Meeting shall be declared elected.

ELECTION BY CUMMULATIVE VOTE

ARTICLE 33 –

In the election of the members of the Board of Directors and their respective alternates, referred to in Paragraph Three of Article 28, shareholders representing at least 5% of the corporate capital may request the election by cumulative voting no later than 48 hours prior to the date for which the Shareholders’ Meeting has been called.

PARAGRAPH ONE – Immediately upon receipt of request, the Company must publish a notice to the shareholders informing that the election shall be conducted by the cumulative voting process.

PARAGRAPH TWO – Upon installation of the meeting, the Desk, based on Brazilian Shareholders and Foreign Shareholders that have signed the Attendance Register and the number of shares they hold, shall count the number of votes entrusted to each shareholder, Brazilian and foreign, in accordance to the following terms:

a)

firstly, the number of votes to be cast by each shareholder shall be assessed, according to the provisions of item I of Article 15, being ascribed to each share, not to exceed the limit of 5% of the total shares of the Company, as many votes as the number of members of the Board to be elected;

b)

if the total Foreign Shareholders’ votes exceed 2/3 of the total of  the Brazilian Shareholders votes, a percentage shall be established to reduce the votes of each Foreign Shareholder in order to comply with the limit set forth in item II of Article 15.

PARAGRAPH THREE – The following persons shall be candidates for office as members and their respective alternates of the Board of Directors:

a)	members of the scale referred to in Paragraphs One and Two of Article 32; and

b)	any candidate and respective alternate that is not a member of the Board of Directors, but that has been indicated by a shareholder under the terms of Paragraph Three of Article 31.

PARAGRAPH FOUR – Each shareholder shall have the right to cumulate the votes entitled to it pursuant to the terms of Paragraph Two on one single candidate and respective alternate, or to distribute them among several candidates. The members and respective alternates that receive the higher number of votes shall be declared elected.

PARAGRAPH FIVE – Any vacant offices that have not been filled due to a tie, shall be subject to a new voting, under the same process, after adjustment is made to the number of votes entitled to each shareholder based on the number of seats to be filled.

PARAGRAPH SIX – Whenever the election is conducted under this process of cumulative voting, the dismissal of any member of the Board of Directors by the Shareholders’ Meeting shall immediately result in the dismissal of all the other members, thus requiring a new election; in other cases of vacancy, if there is no alternate, the first following Shareholders’ Meeting shall proceed with the new election of the entire Board of Directors.

PARAGRAPH SEVEN - Paragraph Four of Article 141 of Law No. 6,404/76 shall only be applicable in case the Company comes to have a controlling shareholder.

ATTRIBUTIONS

ARTICLE 34 –	The Board of Directors shall be competent:

	I.	To establish the general business guidelines of the Company;

	II.	To elect and dismiss the executive officers of the Company and establish their attributions, with due regard for the provisions of these By-Laws;

III.

Respecting the authority of the Executive Committee, to establish the functions and responsibilities of the Company’s Executive Officers, indicating among them the Investors Relations Executive Officer, in accordance with CVM’s regulations;

IV.

To control the management by the Company’s Executive Officers, examining at any time the Company’s books and documents, requesting information on agreements executed or to be executed, and on any other acts;

	V.	To evaluate the quarterly results of the Company’s operations;

	VI.	To evaluate the Management Report and the Accounts of the Executive Committee, resolving on their submission to the Shareholders’ Meeting;

	VII.	To call the independent auditors to provide any clarifications deemed necessary about the Company;

	VIII.	To call the Company’s Annual Shareholders’ Meetings and, whenever necessary, the General Special Shareholders’ Meeting;

	IX.	To approve the annual and pluriannual budgets, the strategic guidelines, the expansion projects and the Company’s investment programs, as well as to monitor their implementation;

	X.	To resolve on the matters subject to veto by the Federal Government, submitting them to the appreciation of the Shareholders’ Meeting, whenever required by Law No. 6,404/76;

	XI.	To issue prior opinion on any matter to be submitted to the Shareholders’ Meeting;

	XII.	To resolve on:

		a)	the issuance of shares within the authorized capital, as set forth in Article 7 and its Paragraph One;

		b)	the issuance of subscription bonuses and, as set forth in Paragraph Two of Article 7 and the granting of stock option plans approved by the Shareholders’ Meeting, as referred to therein;

	c)	the acquisition by the Company of shares of its own issuance, to be kept in treasury or for subsequent cancellation or sale;

XIII.	To approve the sale or encumbrance of permanent assets, being able to establish limits of authority for the Executive Committee to carry out such transactions regardless of specific approval;

XIV.	To resolve on the issuance by the Company of common non-convertible debentures and without real estate collateral;

XV.

To authorize the issuance by the Company of any credit instruments for funds raising, whether bonds, notes, commercial papers or others, as commonly used in the market, resolving also on the conditions for their issuance and redemption;

XVI.	To approve the incorporation of subsidiaries and participation of the Company in the corporate capital of other companies or enterprises of any kind, in Brazil or abroad;

XVII.	To authorize the opening, transfer or closing of offices, branches, premises or other establishments of the Company;

XVIII.	To authorize the Company to pledge guarantees and to grant credit facilities to third parties, except as set forth in item XI of Article 40 below;

XIX.	To approve the contracting of the financial institution that shall render the book-entry share services;

XX.	To approve the Company’s policy of salary and human resources, including the criteria for compensation, rights and benefits, as well as the individual remuneration of the management;

XXI.	To authorize the transfer of the Company’s funds to employees’ associations, welfare and recreational entities, private pension funds and foundations;

XXII.	To hire and dismiss the Company’s independent auditors, with observance to the recommendations of the Conselho Fiscal;

XXIII.	To determine the conduction of inspections, auditing of or settlement of accounts at the Company’s subsidiaries, controlled or affiliated companies, as well as at foundations that it sponsors;

XXIV.

To previously approve the execution of all acts or any agreements or transactions of any kind involving, on one side, the Company and, on the other side: (i) any shareholder of the Company that holds more than 5% of its capital stock; (ii) any managers of the Company, whether effective or alternate, as well as their respective spouses and relatives up to the 4th degree; or (iii) any companies that are controlled by, controllers of, affiliates of or under common control with any one of the parties mentioned in items “i” and “ii”;

XXV.

To define the triple list of specialized companies, from which the Shareholders’ Meeting shall choose the one that shall conduct the economic appraisal of the Company and prepare the respective report, in the event of delisting of the Company as a public company from BOVESPA’s Novo Mercado;

XXVI.	With due regard for these By-Laws and the applicable legislation, to provide on the priorities of its works and to adopt or establish procedural rules for the operation of the Company; and

XXVII.

To exercise the normative functions for the activities of the Company, being allowed to undertake responsibility for any matter that is not comprised within the exclusive authority of the Shareholders’ Meeting or the Executive Committee.

PARAGRAPH ONE –The dismissal of members of the Executive Committee shall depend on affirmative votes of at least seven members of the Board of Directors.

PARAGRAPH TWO – With due regard for the maximum limit established by the General Shareholders’ Meeting, the Board of Directors shall determine the remuneration of each one of its members, of each one of the members of the Special Committees (Articles 35 and 36) and of each Officer of the Company, taking into account their responsibilities, the time dedicated to their functions, their competence, their professional reputation and the value of their services in the market.

PARAGRAPH THREE – The Chairman of the Board of Directors shall, in addition to other responsibilities provided in these By-Laws, call and preside the meetings of the Board of Directors and the General Shareholders’ Meetings.

SPECIAL COMMITTEES OF THE BOARD

ARTICLE 35 –	The Board of Directors shall designate a permanent Special Committee composed of up to four members, having no resolution or management powers, in order to assist in the performance of its functions.

PARAGRAPH ONE- Members of the Company’s Board of Directors, either effective or alternates, or of the Executive Committee, may compose the Special Committee.

PARAGRAPH TWO – In case of appointment of members of the Executive Committee to compose the Special Committee, such Officer accumulating functions in both the Executive committee and in the Special Committee shall be entitled only to the greatest remuneration among the seats occupied. The members of the Board of Directors appointed to compose the Executive Committee may accumulate the remunerations that are applicable to both seats occupied.

ARTICLE 36 –

The Board of Directors may create Advisory Committees to the management of the Company, with restricted and specific purposes and with a limited duration, appointing the members thereto and establishing their remuneration, if applicable, with observance to the total limit established by the General Shareholders’ Meeting.

PARAGRAPH ONE – Members of the Company’s Board of Directors, effective or alternate, or members of the Executive Committee, may be appointed to compose the Advisory Committees.

PARAGRAPH TWO - In case of appointment of members of the Executive Committee to compose the Advisory Committees, the Officer accumulating functions shall be entitled only to the greatest remunerations applicable to each one of the seats occupied. The members of the Board of Directors appointed to compose such body may accumulate the remunerations applicable to both seats occupied.

SECTION II

EXECUTIVE COMMITTEE

COMPOSITION

ARTICLE 37 –

The Executive Committee shall be composed of at least four and at most eleven Officers, one of whom shall be the Chief Executive Officer, all of them with a term of office of two years, reelection being permitted. The designations and attributions of each Officer shall be determined by the Board of Directors, which shall designate the Officer that shall serve as Officer of Investor Relations.

PARAGRAPH ONE – The Chief Executive Officer shall be substituted in the event of incapability or absence by one of the Officers that it comes to designate, who shall then accumulate such functions.

PARAGRAPH TWO –In the event of vacancy as the office of Chief Executive Officer, one of the other Officers, as designated by the Chairman of the Board of Directors, shall assume on an interim basis, until the first following meeting of the Board of Directors, which shall then designate the new Chief Executive Officer.

PARAGRAPH THREE – In the event of temporary absence or incapability, the remaining Officers shall be replaced by another Officer, as chosen by the Chief Executive Officer.

PARAGRAPH FOUR – In the event of permanent vacancy of an Officer, one of the other Officers, as designated by the Chief Executive Officer, shall assume on an interim basis, accumulating its functions until the first following meeting of the Board of Directors.

PARAGRAPH FIVE – The Officer that replaces the Chief Executive Officer or any of the other Officers on the terms of this Article shall not be entitled to any additional remuneration.

ATTRIBUTIONS OF THE OFFICERS

ARTICLE 38 –

The Officers shall comply with and assure the compliance with these By-Laws, the resolutions of the Board of Directors and of the General  Shareholders’ Meeting, and practice, within the limits of their attributions, all acts necessary to the regular operations of the Company.

PARAGRAPH ONE – The Chief Executive Officer shall be competent:

	a)	to convene and preside the meetings of the Executive Committee;

	b)	to propose to the Board of Directors the composition of the Executive Committee;

	c)	to propose to the Board of Directors the distribution of the functions of the other Officers;

		d)	to guide and coordinate the activities of the other Officers;

		e)	to direct the activities related to the general planning of the Company and of its controlled subsidiaries;

		f)	to maintain the members of the Board of Directors informed on the activities and the progress of the operations of the Company; and

		g)	to perform other attributions assigned to it by the Board of Directors.

PARAGRAPH TWO – The other Officers shall assist and aid the Chief Executive Officer in the management of the Company’s business and, under orientation and coordination of the Chief Executive Officer, perform the functions attributed by the Board of Directors.

AUTHORITY AND ATTRIBUTIONS OF THE EXECUTIVE COMMITTEE

ARTICLE 39 –

The Executive Committee shall have powers to practice all acts necessary for the achievement of the corporate purposes, with due observation to all legal provisions and to these By-Laws, as well as to the resolutions of the General Shareholders’ Meeting and of the Board of Directors.

ARTICLE 40 –	In addition to other functions provided for by law and by these By-Laws, the Executive Committee shall be competent:

	I.	To comply and ensure compliance with these By-Laws and with the resolutions of the Board of Directors and of the Shareholders’ Meeting;

II.

To prepare and submit to the Board of Directors on an annual basis the Company’s business plan and general budget, as well as the strategic plan and its annual updates, and to coordinate its implementation;

	III.	To propose to the Board of Directors the essential guidelines for the Company’s corporate business policy;

IV.

To annually submit for appreciation of the Board of Directors the Management Report and the Accounts of the Executive Committee accounts, together with the independent auditors’ report, as well as a proposal for allocation of the profits assessed in the previous fiscal year;

	V.	To create and eliminate the Company’s operational units;

	VI.	To recommend and provide for the dismissal of managers of the subsidiaries and to appoint and dismiss the manager of the Company’s operational units;

	VII.	To prepare on an annual basis the Executive Committee’s Actions and Targets Plan, submitting it to the Board of Directors in its regular meetings, together with the performance and results achieved;

	VIII.	To present to the Board of Directors and to the Fiscal Committee, on a quarterly basis, the detailed economic, financial and equity balance sheet of the Company;

	IX.	To propose to the Board of Directors the establishment or closing of subsidiaries, branches, offices and agencies of the Company, in Brazil and abroad;

	X.	To develop and submit to the Board of Directors the policy for salary of the Company and its subsidiaries;

XI.

To authorize the Company to pledge guarantees and grant financing to its subsidiaries, specific purpose companies and others that either directly or indirectly are under control of the Company, as duly restated in its financial statements; and

XII.

To submit for appreciation of the Board of Directors the matters that are subject to veto by the Federal Government, as holder of the Golden share, pursuant to Article 9 and of item III of Article 19 of these By-Laws.

REPRESENTATION OF THE COMPANY

ARTICLE 41 –

Except for the cases provided in the paragraphs of this article, the Company shall be validly bound whenever represented by two members of the Executive Committee, by the signature of a member of the Executive Committee together with one attorney-in-fact, or by two attorneys-in-fact, within the limits of their respective powers of attorney.

PARAGRAPH ONE – The acts for which these By-Laws require prior authorization from the Board of Directors shall only be valid once such requirement is fulfilled.

PARAGRAPH TWO – The Company may be represented by only one Officer or one attorney-in-fact in the following acts:

PARAGRAPH TWO – The Company may be represented by only one Officer or one attorney-in-fact in the following acts:

I.	receiving acquittance of amounts owed by the Company;

II.	issuance, trading, endorsement and discount of trade bills related to its sales;

III.	signature on correspondence that does not create obligations for the Company;

IV.	representation of the Company in shareholders’ and quotaholders’ meetings of companies in which it holds equity interest;

V.	granting of a power of attorney for legal counseling for representation in court or in administrative proceedings;

VI.	representation of the Company in court, except for the performance of acts that imply waiver of rights; and

VII.

performance of acts relating to simple administrative routine, including in respect to government agencies, mixed-capital companies, commercial registries, Labor Courts, INSS (National Social Security Institute), FGTS (Unemployment Compensation Fund) and their collecting banks, and other entities of the same nature.

PARAGRAPH THREE – The Board of Directors may authorize the performance of specific acts binding the Company by the signature of only one Officer or of one regularly appointed attorney-in-fact; or further, establish jurisdiction and limits of authority for the performance of acts by one single representative.

PARAGRAPH FOUR – For the appointment of attorneys-in-fact, the following rules shall be observed:

I.

all powers of attorney shall be granted by the Chief Executive Officer, or by its substitute, jointly with another Officer, and shall have defined purposes and term of effectiveness, except if concerning ad judicia powers, in which case the term of effectiveness may be indefinite; and

II.

whenever the power of attorney has as an objective, the performance of an act that depends on prior authorization by the Board of Directors, it shall only be granted upon such authorization, which shall be mentioned in the instrument of power of attorney.

SECTION III

CONSELHO FISCAL

ARTICLE 42 –

The Company’s Conselho Fiscal shall operate on a permanent basis and shall be composed of five members and an equal number of alternates, shareholders or not, resident in Brazil and appointed by the General Shareholders’ Meeting, with the attributions as provided for by law.

PARAGRAPH ONE – For the appointment of members of the Conselho Fiscal, the rules set forth in Article 32 regarding appointment of the members of the Board of Directors shall apply, to the extent that they are pertinent and do not conflict with the rules of this Article.

PARAGRAPH TWO – The Shareholders’ Meeting shall designate the Chairman of the body and its alternate, amongst the members elected.

PARAGRAPH THREE – With due regard for legal requirements, one of the members of the Conselho Fiscal and its alternate shall be independent from management, a non-shareholder with indisputable reputation and knowledgable on accounting, including U.S. accounting practices (US GAAP) (the “Specialist Member”); the Executive Committee shall suggest to the Shareholders’ Meeting a list of persons that fulfill these requirements, but the General Shareholders’ Meeting may elect persons that are not included in the list, provided that they fulfill the requirements hereof.

PARAGRAPH FOUR – In the event that the Company, as set forth in Article 55, comes to be controlled by a controlling shareholder or controlling company, as defined by law, then the minority shareholders shall have the right to separately elect one member and the respective alternate to the Conselho Fiscal, provided that such minority shareholders jointly represent 10% or more of the shares.

PARAGRAPH FIVE – The remuneration of the members of the Conselho Fiscal shall be established by the Shareholders’ Meeting that appoints them, with observance of legal requirements and limits and taking into account their experience, background and reputation. If the Shareholders’ Meeting deems convenient, the Specialist Member may receive remuneration that is differentiated from the other members, in order to make it compatible with the market remuneration paid to professionals with similar experience and level of specialization.

ARTICLE 43 –

The Conselho Fiscal shall meet on a regular basis every quarter of the fiscal year to analyze the quarter balance sheets and other financial statements periodically prepared by the Company, and on a special basis whenever convened by its Chairman, by its own initiative or upon request of any one of its members.

PARAGRAPH ONE – The special meetings shall be called by means of a written communication containing the place, date and time of the meeting, as well as its agenda.

PARAGRAPH TWO – The meetings of the Fiscal Committee shall be installed with the presence of at least three members or alternates, and the Conselho Fiscal shall resolve by vote of the majority of the members present.

ARTICLE 44 –	The legal provisions and the provisions of these By-Laws concerning the Conselho Fiscal shall be regulated by its internal regulations, to be approved by such body.

PARAGRAPH ONE – The Chairman of the Conselho Fiscal shall transmit to all members of the body the communications received from the administrative bodies and from the independent auditors, and forward to the administrative bodies requests received from its members.

PARAGRAPH TWO – The members of the Conselho Fiscal shall perform their functions in the interest of the Company, even if elected by a group or class of shareholders.

PARAGRAPH THREE – Based on the illegality of the act and upon a justified decision, the Conselho Fiscal may refuse to transmit a request for information, clarification, special financial statements or assessment of specific facts.

PARAGRAPH FOUR – The Conselho Fiscal shall perform the functions of “Audit Committee” as set forth in U.S. legislation, particularly the Sarbannes-Oxley Act. For this purpose, it shall also perform the following functions, in addition to the attributions ascribed to it by Law No. 6,404/76:

	a)	to present recommendations to the Board of Directors for the choice or replacement of the external auditing company, and in what concerns its remuneration;

	b)	to supervise the work of the external auditors and to render opinion on the contracting of other services with the external auditing company;

	c)	to take initiatives and measures necessary for acknowledgement and assessment of complaints related to matters concerning the financial statements, internal controls and external auditing; and

	d)	to mediate any conflicts and controversies between the Company’s Management and the independent auditors.

SECTION IV

MEETINGS OF THE ADMINISTRATIVE BODIES

PERIODICITY OF THE MEETINGS

ARTICLE 45 –

All administrative bodies of the Company shall meet on a regular basis four times a year, according to a schedule to be disclosed always in the first month of each fiscal year by the Chairman of the respective body, and on a special basis whenever necessary.

CONVENANCE

ARTICLE 46 –

The administrative officers of the Company shall be called personally, in writing, for the respective meetings of the bodies with at least five days advance, by means of a letter, telegram, fax, email or any other form that enables proof of receipt of the call notice by the addressee.

PARAGRAPH ONE – The call notice shall be accompanied by the agenda to be discussed and examined in the meeting, as well as all of the support documents that may be necessary.

PARAGRAPH TWO – The meetings of administrative bodies may be installed regardless of call if all members of the body are present to it.

QUORUM FOR INSTALLATION AND RESOLUTION

ARTICLE 47 –

The meetings of the administrative bodies may only be installed and may only resolve upon the presence of the majority of its respective members; an administrative officer shall be considered present at the meeting if it participates by telephone conference call, or any other means that enables identification of the Board Member and simultaneous communication with all of the other persons present to the meeting.

ARTICLE 48 –	With due regard to exceptions set forth in these By-Laws, the resolutions of the meetings of the administrative bodies shall be taken by majority vote of the parties present.

CHAPTER VI

FINANCIAL STATEMENTS AND

DISTRIBUTION OF PROFITS

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 49 –	The fiscal year begins on January 1 and ends on December 31 of each year.

PARAGRAPH ONE – At the end of each fiscal year, the Executive Committee shall provide for the preparation of the following financial statements, in observance with the applicable legal provisions:

	I.	balance sheet;

	II.	statement of changes in net worth;

	III.	statement of income of the fiscal year;

	IV.	statement of origin and application of funds; and

	V.	statement of cash flow.

PARAGRAPH TWO – Together with the financial statement for the fiscal year, the Board of Directors shall present to the Annual Shareholders’ Meeting a proposal for allocation to be given for the Company’s net profits, in observance with the provisions of these By-Laws and of the law.

MANDATORY DIVIDEND

ARTICLE 50 –

The shareholders shall be entitled to receive, in each fiscal year, a mandatory dividend corresponding to a percentage equivalent to 25% of the net income for the fiscal year, adjusted according to the following rules:

I – The net income for the fiscal year shall be reduced or increased by the following amounts:

a) the amount allocated for accrual of the legal reserve; and

b) the amount allocated for accrual of the reserve for contingencies and reversal of such reserve accrued in previous fiscal years;

II – The payment of the dividend determined on the terms of item I may be limited to the amount of the net income that has been realized for the period, provided that the difference is recorded as reserve for profits to be realized;

III – The profits recorded in the reserve for profits to be realized, when realized and when not absorbed by losses in previous periods, shall be added to the first dividend declared after the realization.

PARAGRAPH ONE – The dividend provided for in this Article shall not be mandatory for a fiscal year when the Board of Directors informs the Annual Shareholders’ Meeting that it is incompatible with the financial situation of the Company; the Conselho Fiscal shall render an opinion in that sense and the Company’s management shall send to the CVM, within five days following the Shareholders’ Meeting, a presentation justifying the information transmitted to the Shareholders’ Meeting.

PARAGRAPH TWO – Any profits that are not distributed on the terms of Paragraph One shall be recorded as a special reserve and, if not absorbed by losses in subsequent periods, shall be distributed as dividend as soon as the Company’s financial situation allows.

PARAGRAPH THREE – The Board of Directors may pay or credit interest on equity in each fiscal year, as set forth in the income tax legislation, upon ratification of the Annual Shareholders’ Meeting that examines the financial statements for the period.

PARAGRAPH FOUR – Interest on equity shall be attributed to the dividends declared by the Company.

RESERVE FOR INVESTMENT AND WORKING CAPITAL

ARTICLE 51 –

The Company shall maintain an Investment Reserve, which formation may, upon proposal by the Board of Directors correspond to a portion of up to 75% of the adjusted net income for each period, with the purpose to: (i) ensure funds for investments in permanent assets, without prejudice to the retention of profits pursuant to Article 196 of Law No. 6,404/76; (ii) strengthen working capital; and, (iii) utilize in redemption, reimbursement or acquisition of shares of the Company’s capital.

PARAGRAPH ONE – With observance to the legal applicable limit, the reserve may not exceed 80% of the Company’s capital stock.

PARAGRAPH TWO – Upon proposal of the Board of Directors, the Shareholders’ Meeting may at any time distribute dividends to be paid against the reserve referred to in this Article, or allocate its balance, either totally or in part, to the increase of capital stock, including upon bonification of shares.

INTERIM DIVIDENDS

ARTICLE 52 –

The Board of Directors may prepare semi-annual balance sheets and declare interim dividends. It may also prepare balance sheets and distribute dividends at shorter intervals, provided that all of the dividends paid in each six-month periods of the fiscal year do not exceed the amount of the capital reserves.

SOLE PARAGRAPH -The Board of Directors may declare dividends to be charged against the retained earnings account or to profit reserves existing in the previous annual or semi-annual balance sheet.

PROFIT SHARING

ARTICLE 53 –	The Shareholders’ Meeting may ascribe to profit sharing to the Company’s management, provided that it is in observance with the legal limit.

PARAGRAPH ONE – The profit sharing may only be ascribed to in a period in which the mandatory dividend referred to in Article 50 is distributed to the shareholders.

PARAGRAPH TWO – Whenever the Company pays interim dividends based on the profit assessed in a semi-annual balance sheet, which corresponds to an amount of at least 25% of the net income for the period, calculated as set forth in Article 52, the Board of Directors may resolve, upon ratification of the Shareholders’ Meeting, to share profits with the managers regarding such six-month period.

CHAPTER VII

PROTECTION MECHANISMS

MONITORING OF EQUITY INTERESTS

ARTICLE 54 –

In addition to Paragraph Two of Article 8 and Paragraph Two of Article 11, and without prejudice to the other provisions of these By-Laws, the Company, through a task force coordinated by the Officer for Investor Relations, shall monitor the changes in the equity interests held by the Company’s shareholders, thus preventing and, as the case may be, denouncing, on the terms of Paragraph One below, violation to these By-Laws and to the applicable legal and regulatory provisions, as well as to suggesting to the Shareholders’ Meeting the application of the penalties provided under Article 17 of these By-Laws.

PARAGRAPH ONE – If at any time the Officer for Investor Relations identifies a violation to any of the restrictions concerning the limit of shares held by one same shareholder or Group of Shareholders, it shall immediately inform such circumstances: (i) to the Chairman of the Board of Directors; (ii) to the Director appointed by the Federal Government, as holder of the common Golden share; (iii) to the Chief Executive Officer; (iv) to the members of the Conselho Fiscal; (v) to BOVESPA; and (vi) to CVM.

PARAGRAPH TWO – The Officer of Investor Relations has the right to request that the shareholders or Groups of Shareholders of the Company inform the composition of their direct and/or indirect equity holding, as well as the composition of their direct and/or indirect block of control and, if applicable, the actual or legal corporate and business group to which they belong.

PUBLIC TENDER OFFER IN CASE OF SUBSTANTIAL ACQUISITION OF EQUITY INTEREST

ARTICLE 55 –

Any shareholder or Group of Shareholders that acquires or becomes the holder, for any reason of: (i) 35% or more or the total shares issued by the Company; or (ii) of other rights, including usufruct and trust, over shares issued by the Company that represent more than 35% of its capital (“Acquiring Shareholder”), shall, within a maximum period of 15 days from the date of acquisition or of the event that results in the ownership of the shares or rights in a quantity greater than the stipulated limits, submit to the Federal Government, as holder of the common Golden share, through the Ministry of Finance, a request to make of a public tender offer for acquisition of the totality of the shares issued by the Company, with observance of the provisions of applicable regulations, the regulations of BOVESPA and the terms herein.

PARAGRAPH ONE – The Federal Government, as holder of the common Golden share, shall have full discretion to accept or deny the request for conduction of the public offer. If the request is accepted, the Acquiring Shareholder shall make the tender offer within 60 days as of the date of approval, proceeding as set forth herein. If the request is denied, the Acquiring Shareholder, within a period of 30 days from the communication of the denial, shall sell all of the shares that exceed the limit established in the main provision of this Article.

PARAGRAPH TWO – The Acquiring Shareholder shall send to the Chief Executive Officer of the Company a copy of all documents related to the request to make a public tender offer that were delivered to the Federal Government or that were sent by the latter.

PARAGRAPH THREE – During the period comprised between the request to make the public tender offer and the reply from the Federal Government, whether positive or negative, the Acquiring Shareholder may not acquire or sell any shares or convertible securities issued by the Company.

PARAGRAPH FOUR – The price for acquisition in the public tender offer for each share issued by the Company may not be inferior to the result obtained from the application of the following formula:

OPA Price = Value of the Share + Premium

where:

“OPA PRICE” corresponds to the acquisition price for each share issued by the Company in the public tender offer of shares provided under this Article.

“VALUE OF THE SHARE” corresponds to the greater value  between: (i) the highest unit quotation of the shares issued by the Company during the 12-month period prior to the conduction of the OPA (Public Tender Offer of Shares) among values recorded in any stock exchange in which the mentioned shares were traded; (ii) the highest price paid by the Acquiring Shareholder, during the 36-month period prior to the conduction of the OPA, for a share or tranche of shares issued by the Company; (iii) the amount equivalent to 14.5 times the Consolidated Average EBITDA of the Company, as defined below, reduced by the net consolidated indebtedness of the Company, divided by the total number of shares that it has issued; and (iv) the amount equivalent to 0.6 times the amount of firm backlog orders of the Company, according to the last information disclosed by the latter, reduced by the net consolidated indebtedness of the Company, divided by the total number of shares issued by the Company.

“PREMIUM” corresponds to 50% of the Value of the Share.

“RESTATED EBITDA OF THE COMPANY” means the restated operating profit of the Company before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as assessed based on the restated financial statements for the most recent complete  fiscal year of the Company, already audited and published.

“AVERAGE RESTATED EBITDA OF THE COMPANY” means the arithmetic average of the restated EBITDAs of the Company for the two most recent complete fiscal years.

PARAGRAPH FIVE – For purposes of Paragraph Four above, in the case of shares represented by depositary receipts (including shares related to the Depositary Receipt programs), the unit quotation for the share shall be determined by the division: (i) of the quotation for the respective deposit receipt in the market in which it is being traded; by (ii) the number of shares represented by the receipt.

PARAGRAPH SIX – The launch of the public tender offer of shares mentioned in the main provision of this Article does not preclude the possibility of another shareholder of the Company to launch a competing tender offer, as set forth in the applicable regulations.

PARAGRAPH SEVEN – The Acquiring Shareholder shall comply with any requests or requirements sent to CVM within the timeframes prescribed in the applicable regulations.

PARAGRAPH EIGHT – The public tender offer shall necessarily observe the following principles and procedures, in addition to others expressly provided in Article 4 of CVM Instruction No. 361, of March 5, 2002, as the case may be:

I.	be addressed indistinctively to all shareholders of the Company;

II.	be carried out in an auction to be conducted in the BOVESPA;

III.

be conducted in a way that assures equal treatment for the addressees, by providing them with adequate information concerning the Company and the offering party, and with the elements necessary for taking a considered and independent decision as to acceptance of the public offer;

IV.	be immutable and irrevocable after publication of the public notice for the offer, pursuant to CVM Instruction No. 361/02;

V.

be launched at the price determined according to the provisions of this Article and paid in Brazilian legal currency, in consideration for the acquisition of the shares issued by the Company in the public offer; and

VI.

be supported by an appraisal report of the Company, prepared by an institution with international reputation, independence and proven experience in the economic/financial valuation of public companies, prepared in accordance with the criteria set forth in Article 8 of CVM Instruction No. 361/02, with observance of the criteria established in Paragraph Four above for determination of the minimum price for the offer.

PARAGRAPH NINE – In the event that the Acquiring Shareholder fails to comply with the obligations set forth herein, including in what concerns the compliance with deadlines: (i) for request of authorization by the Federal Government to make the public tender offer; (ii) to conduct the public offering for purchase of shares; or (iii) for compliance with any requests or requirements of CVM, the Board of Directors of the Company shall convene a Special Shareholders’ Meeting in which the shareholder or Group of Shareholders in question shall be hindered from voting, to resolve on the suspension of the exercise of its shareholder’s rights, as provided under Article 17 of these By-Laws.

PARAGRAPH TEN – For purposes of calculation of the 35% percent of the total of the shares issued by the Company described in the main provision of this Article, the involuntary percentage increases in participation in the capital stock resulting from cancellation of treasury shares shall not be computed.

CHAPTER VIII

DELISTING AND

WITHDRAWAL FROM THE NOVO MERCEDO

ARTICLE 56 –

The cancellation of registration of the Company with the CVM as a public company shall be subject to compliance with the provisions of Article 4 of Law No. 6,404/76, of the regulations of CVM and of the regulations of BOVESPA’s Novo Mercado.

CHAPTER IX

ARBITRATION TRIBUNAL

ARTICLE 57 –

Any dispute or controversy related to the construction or application of rules and provisions of the Regulations for Listing in BOVESPA’s Novo Mercado, of these By-Laws, of Law No. 6404, of December 5, 1976, of normative acts issued by  Conselho Monetário Nacional, by the Central Bank of Brazil and by CVM, as well as BOVESPA Regulations and other rules applicable to the operation of the capital markets in general, or deriving therefrom, shall be resolved through an arbitration proceeding conducted in accordance with the Regulations of the Chamber of Arbitration of the Market instituted by the BOVESPA.

SOLE PARAGRAPH – The provisions of this Article shall not apply in the event of a dispute or controversy related to or deriving from the common Golden share held by the Federal Government, or concerning its rights and prerogatives, on the terms of the Law or of these By-Laws, which shall be submitted to the jurisdiction of the Central Courts of the Judicial District of Brasília (Federal District).

CHAPTER X

TEMPORARY PROVISIONS

ARTICLE 58 –

The Board of Directors, elected on the date of approval of these By-laws shall have a term of office of three years, until the Annual Shareholders’ Meeting that approves the financial statements for the fiscal year ended December 31, 2008. As from such Shareholders’ Meeting, the term of office of the Board of Directors shall be that established in Article 28 above.

ARTICLE 59 –

The Executive Committee, elected on the first meeting of the Board of Directors held after the approval of these By-laws shall have a term of office of three years, until the Meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting that approves the financial statements for the fiscal year ended December 31, 2008. As of that Meeting, the term of office of the Executive Committee shall be the one established in Article 37 above.

PARAGRAPH ONE – The Chairman of the Board of Directors, elected pursuant to Article 58, shall accumulate the office of Chief Executive Officer until the first Meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting that approves the financial statements for the fiscal year ended December 31, 2006, when the Board of Directors shall elect the new Chief Executive Officer, for a term of office lasting until the first Meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting that approves the financial statements for the fiscal year ended December 31, 2008.

PARAGRAPH TWO – Until the Annual Shareholders’ Meeting that approves the financial statements for the fiscal year ended on December 31, 2006, the quorum set forth in Paragraph One of Article 34 regarding dismissal of Executive Officers, shall be the majority of the members of the Board of Directors.

Free Translation
From the Portuguese

PROTOCOL OF MERGER AND JUSTIFICATION OF
EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A. WITH AND
INTO RIO HAN EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

Under this private agreement, the managers of the companies below,

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A., a public company with head offices in the City of São José dos Campos, State of São Paulo, at Av. Brigadeiro Faria Lima, 2,170, enrolled with CNPJ/MF under no. 60.208.493/0001-81, with articles of incorporation filed with the Commercial Registry of the State of São Paulo – JUCESP, under NIRE 35.300.026.420, represented herein in accordance with its By-laws (“Embraer” or “Merged Company”); and

RIO HAN EMPREENDIMENTOS E PARTICIPAÇÕES S.A., a closed company with head offices in the City of São José dos Campos, State of São Paulo, at Av. Brigadeiro Faria Lima, 2,170, building F56, ground floor, room 2,565, enrolled with the CNPJ/MF under no. 07.689.002/0001-89, with articles of incorporation filed with the Commercial Registry of the State of São Paulo – JUCESP under NIRE 35.300.325.761, represented herein in accordance with its By-laws (“Rio Han”, “New Embraer” or “Mergor Company” and, together with Embraer, the “Companies”),

WHEREAS:

(A)          The development of new products by Embraer, as well as the sustainability, growth and continuity of its businesses and activities depends on the improvement of its capacity to access the national and international capital markets, to allow for the raising of funds;

(B)          The current capital structure of Embraer not only limits such access to the capital markets, but also precludes the obtaining of higher stock liquidity, since it restricts the adoption of higher corporate governance standards, including, for example, the granting of voting rights to all shareholders and the strengthening and independence of its management;

(C)          As a result of the transaction described herein, New Embraer will become the first major Brazilian company with dispersed capital and decision-making powers only exercised by Brazilian shareholders. The new structure will also allow the Rio Han to be listed on the BOVESPA’s Novo Mercado segment, thus increasing the liquidity and market valuation of its shares, by improving the corporate governance standards arising from the extension of voting rights to all shareholders of New Embraer (the “Restructuring”);

(D)          The above mentioned proposal, as structured by the management of the Companies, will represent a landmark in the Brazilian capital market, not only for mechanisms introduced to restrict the acquisition of control and hostile take over, but also due to the high levels of corporate governance to be implemented, both initiatives without precedent in Brazil;

(E)          Rio Han is a privately-held company, whose only shareholders are Cia. Bozano (“Bozano”), Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (“Previ”) and Fundação Sistel de Seguridade Social (“SISTEL” and, collectively, the “Controlling Shareholders”), which was specifically organized to serve as a vehicle for the transactions described herein; and

(F)          The management of Rio Han and Embraer, after conducting the necessary studies, believes that the implementation of the transactions described herein will benefit the Companies, their shareholders and the market in general;

the Companies hereby DECIDE, based on articles 224, 225, 227 and 264 of Law 6,404/76 (the “Brazilian Corporation Law”) and CVM Instruction no. 319/99, to enter into this Protocol of Merger and Justification of Embraer – Empresa Brasileira de Aeronáutica S.A. into Rio Han Empreendimentos e Participações S.A. (the “Merger Agreement”), which terms and conditions shall guide the proposal of the Merger to be submitted to the shareholders of each of the Companies, as follows:

1.	DESCRIPTION OF THE TRANSACTION

1.1.

This Protocol provides for the merger of Embraer with and into its controlling shareholder, Rio Han, which will succeed Embraer in all its rights and obligations, pursuant to articles 224, 225, 227 and 264 of the Brazilian Corporate Law (the “Merger”).

1.2.

As a preliminary measure to the Merger, the Controlling Shareholders, as sole shareholders of Rio Han, approved, on January 18, 2006, the capital increase of Rio Han, through the transfer of all the total common shares subject to the Shareholders’ Agreement of Embraer, entered into on July 24, 1997, as amended (“Control Shares” and “Shareholders’ Agreement”, respectively). As a result of such capital increase, Rio Han currently holds 60% of the voting capital and 20.16% of the total capital stock of Embraer, and holds the control of Embraer.

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1.3.

Upon approval of the Merger, both the Shareholders’ Agreement and Embraer will automatically cease to exist. The shareholders and holders of American Depositary Shares – ADS of the Merged Company, regardless of the type of shares held, will receive, respectively, common shares or ADS issued by New Embraer, according to the exchange ratio set forth in Section 6.4 below. The golden share issued by Embraer and held by the Federal Government (“Golden Share”) will be replaced by another golden share issued by New Embraer.

1.4.	The common and preferred shares issued by Embraer, as well as the ADS, will be replaced by voting common shares or ADS, as the case may be, issued by New Embraer.

1.5.	The By-laws of New Embraer will prohibit the issuance of preferred shares.

2.	RATIONALE, PURPOSES AND INTERESTS OF THE COMPANIES IN THE IMPLEMENTATION OF THE TRANSACTION

2.1.

The primary purpose of the Restructuring is to create a basis for the sustainability, growth and continuity of the business of Embraer, through its successor, New Embraer. Such goals will be achieved through a greater access of New Embraer to the capital markets, increase of its capacity for fund raising for the development of new products and expansion of its businesses and markets.

2.2.	The management of the Companies expect that the following benefits will result from the Restructuring:

(A)	Benefits to Embraer resulting from the Restructuring, after its merger into New Embraer:

(i)

To enhance the capacity to attract resources to support its expansion programs because of increased access to capital markets, currently limited due to: (a) the share control structure of the Embraer; and (b) the maximum proportion allowed by the Brazilian Corporate Law between common and preferred shares;

	(ii)	Possibility of use of New Embraer’s shares as acquisition currency of assets, which shall allow its potential international expansion.

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(B)	Benefits to the current shareholders of Embraer:

(i)

Extension of voting rights to all shareholders – including to the depositary of the ADR program, which will vote instructed by the ADS holders – since the shares of New Embraer will be common shares, thus allowing New Embraer’s admission to BOVESPA’s Novo Mercado segment;

	(ii)	Potential liquidity of shares, thus impacting its quotation on the stock exchanges;

	(iii)	Improvement of the corporate governance practices and higher transparency in the management of New Embraer; and

(iv)

For the Current Controlling Shareholders, establishment of a premium for the termination of the Shareholders’ Agreement and relinquishing of the control of Embraer. Based on the Restructuring proposal, such premium shall be attributed to the Control Shares upon the attribution of a differentiated exchange ratio when compared to that attributed to the other shares issued by Embraer, at the moment of the Merger.

(C)	Benefits to the Brazilian Capital Markets:

(i)

creation of the first major Brazilian company with dispersed corporate control and adequate structure to be listed on BOVESPA’s Novo Mercado, creating a standard that may be used as model for similar transactions; and

	(ii)	creation of a new corporate governance benchmark.

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	(D)	Benefits to the Federal Government:

		(i)	maintenance of the rights attributed to the Golden Share and improvement of the conditions for its application;

(ii)

assurance of the majority of voting rights being held by Brazilian shareholders, due to the limitation of foreign shareholders’ voting rights set forth in the By-Laws of New Embraer, in order to maintain the principle established in the Privatization Notice of Embraer;

		(iii)	control over the concentration of equity interest in the capital stock of New Embraer equal to or greater than 35%;

(iv)

statutory assurance of maintenance of a capital dispersed structure, due to the adoption of mechanisms restricting the number of votes that can be casted by each shareholder or group of shareholders; and

(v)

assurance that New Embraer will remain as the technological and industrial partner of the Brazilian Army strategic actions, thus taking into consideration the maintenance of the control of New Embraer with Brazilian shareholders and the strengthening of the rights of the Golden Share.

3.	NECESSARY APPROVALS

3.1.

On the date hereof, the Conselho Fiscal of Embraer analyzed the terms of the transaction and rendered a favorable opinion regarding the Merger and the contents of all documents related to the Proposal of the Executive Committee dated as of January 13, 2006 (“Proposal of the Executive Committee”), whose minutes were provided, as set forth in art. 163 of the Brazilian Corporate Law.

3.2.

Also on the date hereof, the Board of Directors of Embraer approved the execution of this Merger Agreement and all other documents related to the transaction, whose minutes were provided for further submission to the General Shareholders’ Meeting, in accordance with the Proposal of the Executive Committee of the Merged Company, dated as of January 13, 2006, as filed in the head offices of Embraer. On the same occasion, the Board of Directors decided to call the shareholders of the Embraer to approve the Merger proposal.

3.3.

The Merger will be submitted to the General Meetings of Embraer and Rio Han shareholders, which shall be called and convened as set forth in the Brazilian Corporate Law and the respective By-laws of the Companies.

3.4.

The effective holding of the General Shareholders’ Meetings of the Companies to approve the Restructuring and the subsequent issue of new shares and ADS by the Mergor Company is conditioned upon the registration of such securities with the U.S. Securities and Exchange Commission – SEC.

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4.	CAPITAL STOCK OF THE COMPANIES

4.1.	On the date hereof, the capital stock of Rio Han, fully paid-in, amounts to R$962,017,769.89, divided into 162,306,763 nominative common shares, no par, entirely held by the Controlling Shareholders.

4.2.

As set forth in Whereas “E” above, Rio Han has the sole purpose to serve as vehicle for implementation of the Restructuring, and has as its sole asset the Control Shares, not having any liability or obligation of any kind that could adversely impact its net equity.

4.3.

Rio Han holds, on the date hereof, 145,527,000 common shares issued by Embraer, corresponding to 60% of its voting capital and 20.16% of its total capital. These shares will be cancelled as a result of the Merger.

4.4.

On the date hereof, the capital stock of Embraer, fully paid-in, amounts to R$3,592,804,215.87 and comprises 721,832,057 nominative book-entry shares, no par, from which 242,544,447 are common shares, one is the Golden Share and 479,287,609 are preferred shares.

4.5.

On the date hereof, the Controlling Shareholders hold common and preferred shares of Embraer not subject to the Shareholders’ Agreement. These shares, as well as the other currently existing shares, will be cancelled as a result of the Merger and replaced by common shares issued by Rio Han, in observance with the exchange ratio established in Section 5.6 herein.

5.	VALUATION REPORTS AND EXCHANGE RATIO

Valuation Report of Market Value of Shareholders’ Equity

5.1.

As set forth in article 264 of the Brazilian Corporate Law, the valuation report of market value of shareholders’ equity of Embraer and Rio Han, for purposes of calculation of the withdrawal price described in item 9.7 below, was conducted by Acal Consultoria e Auditoria S/S (“ACAL”), with head offices in the City of São Paulo, State of São Paulo, at Av. Paulista, 2,300, Pilotis, Cj. 60, enrolled with CNPJ/MF under no. 28.005.734/0003-44, on January 18, 2006, according to the valuation reports attached hereto as Exhibits I and II. Such valuation reports were prepared according to the same criteria and same base date (September 30, 2005), based on the duly audited financial statements of the Merged Company and Rio Han. For such purposes, ACAL accounted the necessary adjustments in the balance sheets of Rio Han, in order to reflect the transfer of the Control Shares into its capital stock, dated as of January 18, 2006, having as assumptions that Rio Han: (i) has the Control Shares as its sole assets; and (ii) does not have any liability or obligations that could adversely affect its net equity. The results of the valuation carried out by ACAL are presented as follows:

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EXCHANGE RATIO – MARKET VALUE	EMBRAER	RIO HAN

Valuation of market value (in thousands of reais)	2,756,720.00	555,776.40
Shares comprising the capital stock	721,832,057	162,306,763
Exchange ratio of the common and preferred shares based on the valuation of market value	1.11543 shares of Rio Han for 1 share of Embraer

Valuation Report of Shareholders’ Equity

5.2.

The capital increase of Rio Han resulting from the Merger, as set forth in Section 7 below, will be calculated based on the Valuation Report of Shareholders’ Equity of Embraer, as prepared on January 18, 2006 by ACAL, above qualified, attached hereto as Exhibit III. The valuation carried out by ACAL was prepared based on the accounting net equity of Embraer, according to its balance sheet dated as of September 30, 2005, duly audited by Deloitte Touche Tohmatsu Auditores Independentes. According to this accounting valuation report, Embraer’s net equity on September 30, 2005 amounted to R$4,771,725,554.66.

Financial Analyses

5.3.

In order to support the determination of the exchange ratio between the shares issued by Embraer for those issued by Rio Han, Goldman, Sachs & Companhia, with head offices in the City of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitschek, 510, 6th floor, enrolled with the CNPJ/MF under no. 30.892.178/0001-55 (“Goldman Sachs”) was retained to prepare the financial analyses of Embraer (“Financial Analysis”) attached hereto as Exhibit IV.

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5.4.

The management of the Companies understand that, among the several valuation methods addressed in the Financial Analysis, the discounted cash flow method is the one which best reflects the value of the Merged Company and, consequently, of the Mergor Company, since the assets of the latter comprise exclusively the Control Shares held by the Controlling Shareholders.

5.5.

Considering that New Embraer: (i) has the sole purpose to serve as a vehicle for implementation of the Restructuring; (ii) has as sole assets the Control Shares; and (iii) does not have any liability or obligation of any kind which could adversely affect its net equity, the management of the Companies concluded that each share or ADS issued by Embraer not subject to the Shareholders’ Agreement, regardless of the type of share, will correspond to one common share or ADS issued by Rio Han.

5.6.

Consequently, the management of the Companies recommend that all shares or ADS issued by Embraer and not subject to the Shareholders’ Agreement be replaced by shares or ADSs issued by the Mergor Company, as follows:

SHAREHOLDER/HOLDER OF ADS OF EMBRAER	TYPE AND NUMBER OF SHARES/ADS ISSUED BY RIO HAN TO BE RECEIVED

Shareholder owner of one common share of Embraer	One common share of Rio Han
Shareholder owner of one preferred share of Embraer	One common share of Rio Han
Holder of one ADS of Embraer	One ADS of Rio Han

6.	PREMIUM PERCEIVED BY EMBRAER’S SHARES SUBJECT TO THE SHAREHOLDERS’ AGREEMENT

6.1.

Based on the contents of the Financial Analysis, the management of the Companies understands that there is a legitimate and justified expectation of the Current Controlling Shareholders that the Control Shares receive an amount higher than that applied to the other shares that are not subject to the Shareholders’ Agreement. The Merger will result in the dilution of New Embraer’s shareholding composition and, therefore, will equalize the amount of all New Embraer shares, granting to its shareholders, indistinctly, higher chances of influencing management.

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6.2.

The Financial Analysis examines the elements that would justify the payment of a premium of up to 24.4% to the holders of the Control Shares, on the valuation value of the shares of Embraer not subject to the Shareholders’ Agreement, regardless of their type.  The management of the Companies understands that the approval of the Restructuring proposal by the Current Controlling Shareholders provides incentives that justify the waiver of rights currently set forth in the Shareholders’ Agreement and the power to control the Company.

6.3.

On the other hand, the management of the Companies must consider the best interests of the Companies and the group represented by all their shareholders, without favoring any group, whether controlling or minority. Due to the assumptions above, and based on the opinions of the most renowned Brazilian scholars, the management of the Company and Rio Han proposed the implementation of the Restructuring, based on the following exchange ratio:

SHARE/ADS OF EMBRAER	TYPE AND NUMBER OF SHARES/ADS ISSUED BY RIO HAN TO BE RECEIVED

1 Control Share	1.1153 common shares
1 share/ADS not subject to the Shareholders’ Agreement	1 common share or ADS

6.4.

Due to the Restructuring: (i) the transfer of the Control Shares to the capital stock of the Mergor Company will be made at the ratio of 1.1153 share of New Embraer for each Control Share; and (ii) the Proposal of the Executive Committee and the Merger Agreement determine that, upon the Merger, each ADS or share of the Company not subject to the Shareholders’ Agreement, regardless of the type, will be replaced by one ADS or common share of New Embraer, as the case maybe, such proposal to be submitted to the shareholders of Embraer includes the concession of a premium of 9.0%, exclusively to the Control Shares.

6.5.

The implementation of the Restructuring will result in the increase in the interest participation of the Control Shares, from 20.16% of the Company’s capital stock to 21.97% of New Embraer’s capital stock. On the other hand, the interest of the shares not subject to the Shareholders’ Agreement, including those held by the Current Controlling Shareholders, will be reduced from 79.84% of the Company’s capital stock to 78.03% of New Embraer’s capital stock, resulting in a dilution of 2.3%.

6.6.

Embraer’s common and preferred shares held by the Current Controlling Shareholders, but not subject to the Shareholders’ Agreement, will not be entitled to the premium referred to above and will receive the same treatment given to the shares held by the non-controlling shareholders.

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7.	CAPITAL INCREASE OF RIO HAN

7.1.

The Merger will be effected by transferring the net assets of Embraer to Rio Han, as valued by ACAL based on the balance sheets of Embraer dated as of September 30, 2005, duly audited by Deloitte Touche Tohmatsu Auditores Independentes. The balances of the accounts of assets and liabilities of Embraer will be recorded in the accounting books of Rio Han with the necessary adjustments. The shares issued by Embraer and held by Rio Han will be cancelled.

7.2.

According to the valuation report prepared by ACAL, the net equity of Embraer to be merged into Rio Han, based on the balance sheet prepared on September 30, 2005, amounts to R$3,809,708,284.77, corresponding to the total net equity of Embraer, less the portion corresponding to the investment of Rio Han in Embraer’s capital stock. The net equity variation verified at Embraer between September 30, 2005, and the date the General Shareholders’ Meeting approves the Merger, will be appropriated by the Mergor.

7.3.

As a result of the Merger, Rio Han will succeed Embraer in all its assets, rights and obligations, without interruption of corporate continuity. Upon the approval of the Merger, Embraer will cease to exist for all legal purposes. The shareholders of Embraer will become shareholders of Rio Han based on the exchange rate determined herien and proportionally to their equity interest.

7.4.

Therefore, as a result of the Merger, the capital stock of Rio Han will be increased by R$3,809,708,284.77, from R$962,017,769.89 to R$4,771,726,054.66, and the shares issued by Rio Han subscribed by Embraer, to be distributed amongst the shareholders of the latter, may vary based on the decision of the common shareholders of Embraer to exercise or not exercise their withdrawal right due to the Merger.

7.5.	After the Merger, the capital stock of New Embraer will comprise 738,611,819 common shares and one Golden Share, all nominative, book-entry and with no par value.

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8.	SHARES TO BE RECEIVED BY THE PREFFERRED SHAREHOLDERS OF EMBRAER DUE TO THE MERGER

8.1.

The common and preferred shares issued by Embraer, as well as the ADS, will be exclusively replaced by common shares or ADS, as the case may be, issued by Rio Han; therefore, the preferred shareholders of Embraer will no longer be granted, as of the Merger, with the following rights: (i) priority in capital reimbursement; and (ii) priority in receiving dividends per share 10% higher than those granted to the common shares, acquiring, however, voting rights.

8.2.

The management of the Companies consider equitable the application of the same exchange rate between the Company’s common and preferred shares (ADS included) and New Embraer’s shares and ADS, since the equity losses suffered by the preferred shares (including those in form of ADS) of Embraer will be offset against the acquisition of the voting rights granted to the shareholders of Rio Han.

8.3.

New Embraer’s shares and ADS issued on behalf of the Company’s shareholders as a result of the Merger will be entitled to all rights prescribed in New Embraer’s By-Laws, and will have full participation in the financial results for 2006.

9.	DISSENTERS’ OR APPRAISAL RIGHTS

9.1.

The Merger will grant appraisal rights to the shareholders of the Merged Company who expressly disagree with the proposal within 30 days as from the publication of the minutes of the General Shareholders’ Meeting which approves the Merger Agreement, and the payment of the respective reimbursement will depend on the effective conclusion of the transaction, as set forth in article 230 of the Brazilian Corporate Law.

9.2.

In accordance with article 137, item II of the Brazilian Corporate Law, the withdrawal rights are not granted to holders of shares of any type that cumulatively presents: (i) liquidity, typified by the listing of such shares in a trading index; and (ii) dispersed ownership, in which case the controlling shareholder, the controlling company or other companies under its control, hold less than half of the shares of such type or class.

9.3.

Both Embraer’s common shares and preferred shares are listed in the Bovespa Index, but only preferred shares are dispersely held. Accordingly, appraisal rights will be assured to the shareholders of Embraer’s common shares who timely and formally express their disagreement with the Merger, being these shareholders entitled to claim the auditing of the special balance sheet of Embraer, as set forth in paragraph 2 of article 45 of Law 6,404/76, for purposes of calculation of the reimbursement price.

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9.4.

The express disagreement will be considered as timely if received within 30 days as from the publication of the minutes of the General Shareholders’ Meeting of the Company that approves the Merger. In the cases in which auditing of the special balance sheet is requested, according to paragraph 2 of article 45 of the Brazilian Corporate Law, the shareholder will receive 80% of the reimbursement price, and the balance, if any, will be paid within 120 days from the date of the resolution in the respective Meeting, as set forth in paragraph 3 of article 137 of the Brazilian Corporate Law.

9.5.

The appraisal rights of Embraer’s shareholders dissenting from the Merger will be limited to the shares held by these shareholders until the day of the first publication of the call notice to the General Shareholders’ Meeting, and cannot be exercised in relation to the shares purchased afterwards, as set forth in paragraph 1 of article 137 of the Brazilian Corporate Law.

9.6.

Since the Merger involves two companies respectively controlled by and controller of each other, pursuant to article 264 of the Brazilian Corporate Law, ACAL must determine, based on the valuation report mentioned in item 5.1 above, the shareholders’ equity of the Companies on the base date September 30, 2005, as indicated in line “1” of the following chart:

		EMBRAER	RIO HAN

(1)	Market value per share	R$3.82	R$3.42
(2)	Exchange ratio at market value (article 264 of the Brazilian Corporation Law)	1 share of Embraer for each 1,1153 shares of New Embraer
(3)	Exchange ratio proposed at economic value (per share)	1 share of New Embraer for each share of Embraer
(4)	Reimbursement price per share calculated based on the Embraer’s book value	R$6.61
(5)	Reimbursement price per share calculated based on the Embraer’s market value	R$3.82

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9.7.

As set forth in the main section and paragraph 3 of article 264 of the Brazilian Corporate Law and considering that the exchange ratio of Embraer’s shares for New Embraer’s shares proposed in line 2 above is more benefic than the one proposed in line 3 above, the reimbursement to the shareholders of Embraer that timely and formally express their disagreement with the Merger will be guaranteed and made based on the greater of the following amounts: (i) Embraer’s book value, calculated on September 30, 2005, as presented in line “4” of the chart above; and (ii) Embraer’s market value, calculated on September 30, 2005, as presented in line “5” of the chart above.

10.	PROPOSAL REGARDING RENAMING OF RIO HAN

10.1.

Upon approval of the Merger, Rio Han will be renamed as “Embraer – Empresa Brasileira de Aeronáutica S.A.”, thus assuming the name of the Merged Company, provided that such change is subject to the approval of the General Shareholders’ Meeting of Rio Han that approves the Merger, in accordance with the Brazilian Corporation Law.

11.	BOARD OF DIRECTORS OF RIO HAN – GENERAL RULE AND TRANSITION PERIOD

11.1.

The proposed By-laws of New Embraer sets forth that, after the Merger, the Board of Directors of New Embraer will be comprised of 11 members and respective alternates.  The Federal Government, as holder of the Golden Share, will have the right to appoint one member and respective alternate, and the employees of New Embraer will have the right to appoint two (2) members and their alternates. The eight (8) remaining members and their alternates will be elected by the other shareholders, gathered at the General Shareholders’ Meeting, in due observance to the vote limitations mentioned in Section 14 below.

11.2.

According to the Novo Mercado Regulation, the members of the Board of Directors will have a unified two year term.  However, in order to ensure the stability of the social businesses and the continuity of management guidelines during the period immediately subsequent to the Restructuring approval, the first term of the Board of Directors will be of three (3) years, ending at the Annual General Shareholders’ Meeting which approves the financial statements for the fiscal year ended in 2008. This measure intends to avoid any breach in short and medium-term strategies already planned by the current management, in addition to provide for the Company’s transition to the new structure without prejudice to the its business.

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11.3.

Additionally, in order to ensure the stability and continuity of the management during the transition period above mentioned, the members of the Board of Directors of New Embraer will be elected at the General Shareholders’ Meeting of Rio Han immediately before the decision on the approval of the Merger.

11.4.

The first term of office of the Board of Directors will comprise the transition period following the Merger.  The management of Rio Han believes that its shareholders will appoint Mr. Maurício Novis Botelho (Brazilian, married, engineer, resident and domiciled in the city of São Paulo, State of São Paulo, bearer of the identity card RG no. 01.641.893-1 IFP/RJ, enrolled before the CPF/MF under no. 044.967.107-06 – current Chief Executive Officer of the Company) as the Chairman of the Board of Directors of Rio Han, who will then also being appointed as Chief Executive Officer of Rio Han, in accordance with the rules mentioned above.  The other positions in the Board of Directors will be filled by one member appointed by the Federal Government; two members appointed by the Company’s employees; and one member will be appointed by each one of the Current Controlling Shareholders.  Four members shall be independent, thus not related to Rio Han, the Company or the Current Controlling Shareholders, following the criteria set forth in the Novo Mercado Regulation.

11.5.

After the approval of the Merger by the General Shareholders’ Meeting of Rio Han, a meeting of the Board of Directors of Rio Han will be held for the election of the Officers. The Officers’ term will follow the same criteria applicable to the Board of Directors, including in what concerns the initial period of three years after the Restructuring.  After the transition period, the terms of the members of the Board of Directors and Executive Board will be of two years and necessarily concurring.  Until the Annual Shareholders’ Meeting to be held in 2009, the quorum for dismissal of members of the Executive Committee shall be the majority of the members of the Board of Directors.

11.6.

The Chairman of the Board of Directors of New Embraer, Mr. Maurício Novis Botelho, above qualified, will also be its Chief Executive Officer until the Ordinary General Meeting at which it will decide on the financial statements for the fiscal year ended on December 31, 2006, as part of the procedures to ensure the coordinated and stable transition of New Embraer to the dispersed control environment.  After the mentioned Shareholders’ Meeting, the Board of Directors of New Embraer will appoint a new Chief Executive Officer, and it will be expressly prohibited to accumulate seats in Board of Directors and Executive Committee of said company.

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12.	PROPOSAL FOR LISTING OF RIO HAN AS A PUBLIC COMPANY

12.1.

Upon implementation of the Merger described herein, and as the last step in the Restructuring process, a proposal for listing of New Embraer as a public company with be submitted to its General Shareholders’ Meeting. The listing of New Embraer shall be implemented within 120 days as of the General Shareholders’ Meeting that approves the Merger, pursuant to paragraph 3 of article 223 of the Brazilian Corporate Law.

12.2.	The shares issued by New Embraer will be listed at BOVESPA’s Novo Mercado segment, and the ADSs program currently in force in Embraer will be implemented in New Embraer.

13.	PROPOSAL FOR LOCK UP OF THE SHARES HELD BY THE CONTROLLING SHAREHOLDERS AND ADMINISTRATORS

13.1.

Immediately after the approval of the Merger, a proposal will be submitted to the General Shareholders’ Meeting of New Embraer, in order to confirm that, within six months as from the Merger, the Current Controlling Shareholders, as shareholders of New Embraer, and the Management of New Embraer cannot trade the shares held by them in the capital stock of New Embraer.

13.2.

Besides showing to the market that the Current Controlling Shareholders and the management remain committed to New Embraer and believe in its future, this measure intends to prevent the sale of a volume of shares of New Embraer immediately after approval of the transaction which may adversely impact the quotation of its shares in the market.

14.	PROPOSED RESTATEMENT OF THE BYLAWS OF NEW EMBRAER

14.1.

Before the approval of the Merger, the General Shareholders’ Meeting of Rio Han will resolve on the approval of the new By-laws of New Embraer, in accordance with the proposed By-laws attached hereto as Exhibit V.

14.2.

After the Restructuring, the By-laws of New Embraer will have provisions to assure: (i) the adoption of best practices of corporate governance; (ii) the maintenance of the shareholding control dilution among its shareholders; and (iii) the limitation to the participation of foreign shareholders in the social meetings, thus ensuring that the Brazilian Shareholders will maintain the majority of the voting rights therein, in accordance with the restrictions created when Embraer was privatized.

15

14.3.	Among other matters, including those related to the management of New Embraer, as described in Clause 11 above, the By-laws after the Merger will include the following provisions:

(A)

General Limitation to the Exercise of Voting Rights at General Meetings. The maximum number of votes allowed to any shareholder (or group of shareholders) at any General Shareholders’ Meeting of New Embraer will correspond to 5% of the capital stock, regardless of the number of shares or ADS held by such shareholder. This measure, set forth based on article 110, paragraph 1 of the Brazilian Corporate Law, intends to avoid the excessive concentration of shares in the hands of a sole shareholder or group of shareholders. With due observance to the privileges granted to the Golden Share, which aims to avoid the excessive concentration of shares in the hands of one shareholder or group of shareholders, as set forth in item (C) hereunder, this restriction does not impose any limitation to the ownership of shares or to the economical rights of the shares, including in relation to the distribution of dividends.

(B)

Limitation to the Exercise of the Voting Rights of Foreign Shareholders at General Meetings. In addition to the limitation described above, imposed to all shareholders of New Embraer, the total votes that may be cast in any General Shareholders’ Meeting by foreign shareholders, individually or collectively, will be limited to 40% of the total votes present at such meeting. The inclusion of such limitation in the By-Laws of New Embraer takes into consideration the principles established in the Privatization Notice of Embraer, as published in the Official Gazette dated April 4, 1994, and ratified by the Attorney General’s Office in the Opinion GQ-215, of January 6, 2000, approved by the Presidency of the Federative Republic of Brazil on January 17, 2000, according to the order published in the Official Gazette dated January 20, 2000, which limits the participation of foreign shareholders to 40% of Embraer’s voting capital. Therefore, the limitation to the exercise of the political rights of the foreign shareholders of New Embraer will be maintained, however without any prejudice or limitation to the free float of these shares, or the economical and equity rights inherent to them.

16

(C)

Federal Government Approval for Acquisition of Equity Interest Equal or Higher than 35% of the Capital Stock and Requirement of a Public Tender Offering for Acquisition of Shares. The acquisition of interest in amounts equal or higher than 35% of the capital stock of New Embraer, whether in shares or ADS, by any shareholder or group of shareholders, will be subject to the approval of the Federal Government. In case an authorization by the Federal Government is obtained, such increase in participation will also be subject to a Public Tender Offer for Acquisition of Shares (OPA) of the total shares and ADS of New Embraer, at the price calculated based on the criteria established in the By-Laws. This mechanism ensures, at once, that: (i) the Federal Government will have the control over the acquisition of interest equal or higher than 35% of the capital stock of New Embraer; and (ii) in case such authorization is granted, the other shareholders of New Embraer may sell their shares to the offering shareholder.

(D)

Rights of the Golden Share. Besides the provisions set forth in item (C) above, the By-Laws of New Embraer maintain all prerogatives currently granted to the Federal Government, as holder of the Golden Share, as established in the Privatization Notice, and, furthermore, assures the veto right, by the Federal Government, in any decision related to: (i) changes in the vote restrictions described in items (A) and (B) above; (ii) statutory amendments involving changes to the rights granted to the Golden Share; and (iii) statutory changes to the provisions related to the acquisition of interest equal or higher than 35% of the capital stock.

(E)

Monitoring of Equity Shareholdings. Without prejudice to the other legal duties, the Officer of Investor Relations of New Embraer will be responsible to coordinate a force task in charge of monitoring alterations in New Embraer’s shareholding composition, whether in relation to the equity interest held by each shareholder or group of shareholders (including ADS holders) of New Embraer, or in relation to the shareholders’ nationality, alerting to the proper authorities possible breaches to the By-Laws.

(F)

Breaches to Legal and Statutory Provisions. Pursuant to article 120 of the Brazilian Corporate Law, the violations with the law or the By-Laws of New Embraer will subject the violating shareholder to the suspension of its political rights (i.e., the temporary loss of its voting rights), upon decision of the General Shareholders’ Meeting in this sense, such suspension to be ceased as soon as the obligation is complied with. The provision mentioned above is also included in the proposed By-Laws of New Embraer, in order to emphasize that such measure may also be adopted upon proposal of the management of New Embraer, in case of breach to the statutory provisions, especially those mentioned in items (A), (B), (C) and (D) above.

17

14.4.	The By-laws of New Embraer will prohibit issuance of preferred shares.

15.	GENERAL PROVISIONS

15.1.

The Companies may reconsider the Merger proposal described herein in the case the reimbursement price to be paid deriving from the withdrawal rights exercised by the disagreeing common shareholders of Embraer risks the financial stability of the merged company resulting from the Merger, as set forth in paragraph 3, article 137, of the Brazilian Corporate Law.

15.2.	Upon approval of the Merger by the shareholders of the Companies, the related managements shall register and publish all acts related to the Merger.

15.3.	All valuations, evaluations, opinions, documents, proposals and proposed By-laws related to the Merger are attached to and are an integral part of this Protocol for all legal purposes.

15.4.	The Companies and their respective managements hereby elect the Forum of São Paulo for settlement of any doubts that may result from this Merger Agreement.

18

São José dos Campos, January 19, 2006.

/s/Antonio Luiz Pizarro Manso
EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

/s/Antonio Luiz Pizarro Manso
RIO HAN EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

Witnesses:

1. _____________________________________
Name:
Id.:
CPF/MF:

2. _____________________________________
Name:
Id.:
CPF/MF:

19

EXHIBIT I

VALUATION REPORT OF MARKET VALUE OF SHAREHOLDERS’ EQUITY
OF EMBRAER PREPARED BY ACAL

EXHIBIT II

VALUATION REPORT OF MARKET VALUE OF SHAREHOLDERS’ EQUITY
OF RIO HAN PREPARED BY ACAL

EXHIBIT III

SHAREHOLDERS’ EQUITY VALUATION REPORT OF EMBRAER PREPARED BY ACAL

EXHIBIT IV

FINANCIAL ANALYSES REGARDING THE RESTRUCTURING OF THE
CAPITAL STOCK OF EMBRAER PREPARED BY GOLDMAN SACHS

EXHIBIT V

PROPOSED BY-LAWS OF RIO HAN AFTER THE MERGER

20

VALUATION REPORT OF MARKET VALUE OF SHAREHOLDERS’ EQUITY
EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
CNPJ/MF 60.208.493/0001-81

          ACAL CONSULTORIA E AUDITORIA S/S, a company specialized in valuations, with office at Avenida Paulista 2300, andar Pilotis – conj. 60, São Paulo – SP, registered with the CRC/SP (Regional Accounting Council of São Paulo State) under number 2RJ001144/F-4, and registered in the CNPJ (National Register of Legal Entities) of the Ministry of Finance under number 28.005.734/0003-44, and whose technical person in charge is Mr. Elias da Silveira Cerqueira, after having conducted the necessary studies and research, hereby presents the Valuation Report of the Market Value of the Shareholders’ Equity of EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A, a corporation with principal place of business at Av. Brigadeiro Faria Lima, 2.170, – São José dos Campos - SP, registered in the CNPJ/MF under number 60.208.493/0001-81, for purposes of its merger with and into the holding company Rio Han Empreendimentos e Participações S.A.

This valuation report is divided into sections as follows:

•	Objectives
•	Bases and Approaches for the Valuation
•	Approach Adopted and Summary of Work Performed
•	Conclusion

I.     OBJECTIVES

          The purpose of this Valuation Report is to record the valuation, at market value, of the shareholders’ equity of EMBRAER for purposes of its merger with and into the holding company (Rio Han), as a result of a corporate reorganization, of EMBRAER in accordance with the requirement of article 264 of Law No. 6404/76, and according to the methodology established in article 183, § 1, of the same law. There were also observed, the technical requirements from the Instruction CVM No. 319 issued on December 3rd 1999, and the related update from the Instructions CVM No. 320/99 and 349/01.

II.     BASES AND APPROACHES FOR THE VALUATION

          Determining the value of a company’s shares is subject to different variables, as well as various uncontrollable factors, considering that it will always take certain subjective aspects into account. As examples, we cite some of the main aspects that affect such determination:

EMBRAER Empresa Brasileira de Aeronáutica S.A.
Shareholders’ Equity Valuation Report – Market Value
Base Date September 30, 2005
2

(a)	The perspectives of the owners versus the perspectives of a potential buyer;
(b)	The economic conditions that allowed for past results may be better or worse in the future;
(c)	Political and economic conditions, which may fluctuate completely out of control;
(d)	The strategic interests of economic groups or specific programs, such as the privatization program;
(e)	The existence of several valuation approaches that generate quite different results.

          Accordingly, the work of determining the value of shares in capital is not precise, and contains subjective aspects, depending on the owner’s expectations and the use of the shares.

          However, there are various approaches used to estimate the fair value of shares. Although such approaches vary in their applicability, depending on specific facts and circumstances, they may at least indicate a range of reasonable values for a preliminary determination of such value.

2.1.     EXAMPLES OF APPROACHES BASED ON THE VALUE OF NET ASSETS

Equity Valuation

This valuation approach is used to determine the fair market value of specific assets, provide a basis for certain adjustments to net book value (as mentioned above) and as a starting point to estimate the liquidation value. In addition, equity valuation also provides an adequate basis for the business’ value and is frequently used in negotiations of companies, with the value being adjusted according to applicable depreciations and obsolescence.

Liquidation Value

The liquidation value has been used as a basis for negotiations of prices and, therefore, represents an initial range of interest to both buyers and sellers.

The liquidation value is determined through the estimate of the value of the company’s assets, assuming its conversion into currency in a reasonably short period of time, deducting all the company’s obligations, as well as the liquidation cost of the business, including valuation fees, brokerage commissions, taxes and legal fees.

The liquidation value may be determined considering both an orderly liquidation as well as a faster and forced liquidation of the business. This last approach will obviously result in a lower value.

However, this criterion would not be the most adequate one for purposes of valuation of shares in companies with ongoing operating activities.

EMBRAER Empresa Brasileira de Aeronáutica S.A.
Shareholders’ Equity Valuation Report – Market Value
Base Date September 30, 2005
3

2.2.     EXAMPLES OF METHODS BASED ON RETURN ON INVESTMENT

Price/Profit Ratio

For publicly-trade companies, the price/profit ratio is known and could easily be used to obtain the estimated value of the shares of such companies, through the multiplication of the price/profit by the expected aggregated results. The average price/profit for the industry or for several comparable publicly-trade companies may be used to arrive at an indication of the value. Often, a shareholder control premium is added to this estimated value.

A valuation through the price/profit approach may also be used to estimate the value of a certain company. Assuming a profit growth rate estimated by the current shareholders and a return on investment desired by the acquirer, the latter may determine the multiple of profit that would still allow it to achieve its return target. This approach allows the buyer to determine the price it is willing to pay, to compare it with that desired by the seller.

Discounted Net Cash Flow

The analysis of discounted net cash flow may be used to estimate the value of a company and, consequently, its shares, based on the present value of its cash flow estimates. In theory, this approach should result in the same value as that determined using the price/profit ratio, since the latter reflects the current perception of how much a company will be worth in the future.

In practice, this analysis is growingly used to determine a company’s value because it is based on an effective estimate of cash flows, incorporating factors such as cost reductions due to synergies, product development, etc., and not on the simple market perception of future profits for the company. Other factors that affect the stock market and, consequently, the price/profit ratio, are also eliminated in the analysis of the discounted cash flow.

EMBRAER Empresa Brasileira de Aeronáutica S.A.
Shareholders’ Equity Valuation Report – Market Value
Base Date September 30, 2005
4

III.     APPROACH ADOPTED AND SUMMARY OF WORK PERFORMED

          As mentioned previously, there are various approaches to determine a company’s market value.

          To determine the value of EMBRAER’s shareholders’ equity at market prices, as of September 30, 2005, considering its characteristics as an operating company and a holding company, the application of the usual criteria for valuation of assets inevitably entails determining the value of the investments that the company holds in its subsidiaries EMBRAER Aircraft Holding, EMBRAER Liebherr Equip. Brasil, EMBRAER Representation LLC, EMBRAER Spain Holding CO and HARBIM Embraer Airc. Ind. Co. These investments, in the amount of R$ 948,770,000, as of the valuation date, equal 6.74% of the company’s total assets, therefore being significant assets in the value of the shareholders’ equity of the investor (EMBRAER).

          For purposes of this Report, we adopted as valuation criterion, as prescribed by  article 264 of the Law 6.404/76, the adjustment to market value of EMBRAER`s and its subsidiaries net assets, on the base date September 30 2005, and the recognition of these adjustments, under the equity method, in the shareholders’ equity of EMBRAER.

          The market value adjustment of the net assets of the parent company EMBRAER and its subsidiaries took into consideration legal definitions and precepts, notably article 264 of Law No. 6404/76, and according to the approach established in article 183, § 1, of the same law. That methodology consider that the assets have to be evaluated by their net market value for the purpose to be sold to a third party, assuming that the company will stop its operations immediately.

          Under the provisions of this article, market value is considered:

(a)	For raw materials and storeroom supplies, the price at which they may be replaced, through purchase in the market;
(b)	For goods and rights intended for sale, the net realization price through sales to the market, less taxes and other expenses necessary for the sale, and the profit margin;
(c)	For investments, the net value at which they can be sold to third parties.

          Within the parameters defined for the preparation of this valuation, the determination of the equity value – net value at market prices – of the shareholders’ equity of EMBRAER and its subsidiaries, as of the base date of September 30, 2005, is also based on a limited review performed by our firm on these companies’ financial statements, as of that date.

EMBRAER Empresa Brasileira de Aeronáutica S.A.
Shareholders’ Equity Valuation Report – Market Value
Base Date September 30, 2005
5

This procedure was performed according to certain generally accepted auditing standards and, accordingly, included tests on the accounting records necessary in the circumstances for the specific purpose of determining the equity value – at market prices of said equity. These examinations found that the aforementioned records and elements were in accordance with all legal formalities, including regarding the observance of generally accepted accounting principles, being uniform and consistently applied by the entity. In addition, the financial statements of the parent company EMBRAER and its subsidiaries have been examined by other independent auditors as of September 30, 2005, whose Auditor’s Reports dated November 10th 2005 were unqualified.

          These audited financial statements, as of the aforementioned base date, with the purpose of showing the assets stated with the respective realization values, already contain, for example, the following provisions:

–	Allowance for doubtful accounts;
–	Provision for adjustment to realization value;
–	Provision for depreciation; and
–	Provision for amortization.

          In addition, in order to adjust the aforementioned financial statements to market price, as shown in the following table, we added adjustments in the following accounts:

–	Prepaid expenses
–	Deferred tax assets calculated on tax losses, available for offset against future income
–	Unamortized goodwill/negative goodwill on the acquisition of investments
–	Deferred assets

EMBRAER Empresa Brasileira de Aeronáutica S.A.
Shareholders’ Equity Valuation Report – Market Value
Base Date September 30, 2005
6

The adjustments performed by us are as follows:

Description	Value - R$1,000.00

Value of Book Shareholders’ Equity of EMBRAER as of 09/30/2005	4,771,726
(-) Debit Adjustments to Shareholders’ Equity:	(2,146,399)
Write-off of deferred income tax and social contribution(Current Assets)	(207,816)
Write-off of prepaid expenses (Current Assets)	(239,021)
Write-off of deferred income and social contribution taxes (Long-Term Liabilities)	(294,547)
Write-off of prepaid expenses (Long-Term Liabilities)	(151,442)
Write-off of deferred assets	(1,149,861)
Equity loss on adjustments to shareholders’ equity of Harbim	(134)
Equity loss on adjustments to shareholders’ equity of Liebherr	(31,048)
Equity loss on adjustments to shareholders’ equity of Aircraft	(23,128)
Equity loss on adjustments to shareholders’ equity of Aviation Europe	(3,370)
Write-off of unrecoverable escrow deposits	(46,032)
(+) Credit Adjustments to Shareholders’ Equity:	131,393
Equity gain on adjustments to shareholders’ equity of Spain Holding	50,903
Tools recorded in deferred charges	80,490

Value of shareholders’ equity of EMBRAER adjusted to market value as of 09/30/2005	2,756,720

          In light of the above, and considering the provisions of Article 8 of Law No. 6404, of December 15, 1976, and subsequent amendments, verifications were performed on the accounting books and records that gave rise to the Balance Sheet, as well as the respective documents that gave rise to it, although based on selective tests and by sampling.

          For all legal purposes, ACAL states that: (i) it has no direct or indirect interest in any of the companies involved in this work or in their operations, and there is no significant circumstance that may characterize a conflict of interest for the issuance of this Report; and (ii) there has been no attempt by EMBRAER’s controlling shareholders or management to direct, limit, hinder, or perform any action that might have affected the access to and the use and knowledge of any information, assets, documents or work methodologies relevant to our conclusions.

EMBRAER Empresa Brasileira de Aeronáutica S.A.
Shareholders’ Equity Valuation Report – Market Value
Base Date September 30, 2005
7

IV.     CONCLUSION

          After the due technical examinations and verifications we performed on EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A., and based on the data referred to in this Valuation Report, we consider that the company’s shareholders’ equity, valued based on the equity value approach – net value at market prices, as of September 30, 2005 is two billion, seven hundred fifty-six million, seven hundred twenty thousand Brazilian reais (R$2,756,720,000.00).

          The document referred to as Appendix I – Shareholders’ Equity at Market Price of EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A. - as of September 30, 2005, is an integral part of this Valuation Report.

          This being our best technical understanding, we hereunder sign this Valuation Report.

São Paulo, January 18, 2006.

ACAL Consultoria e Auditoria S/S
CRCSP- 2RJ001144/F-4

Elias da Silveira Cerqueira
Partner in Charge
Certified Accountant CRCSP – 1RJ053136/T-O

EMBRAER Empresa Brasileira de Aeronáutica S.A.
Shareholders’ Equity Valuation Report – Market Value
Base Date September 30, 2005
8

APPENDIX I

EMBRAER – Empresa Brasileira de Aeronáutica S.A.

SHAREHOLDERS’ EQUITY AT MARKET PRICES
(Amounts in thousands of Brazilian reais – R$1,000.00)
As of September 30, 2005

		ADJUSTMENTS
	Book Value					Market Price
		Debit		Credit

ASSETS
Total current assets	6,667,009	—		446,837		6,220,172
Cash and Cash Equivalents	893,618					893,618
Trade accounts receivable	1,629,432					1,629,432
Allowance for doubtful accounts	(10,434)					(10,434)
Recoverable taxes	88,150					88,150
Other Credits	211,729					211,729
Inventories	3,407,677					3,407,677
Deferred income taxes	207,816			207,816	(a)	—
Prepaid expenses	239,021			239,021	(b)	—
Total long-term assets	4,682,165	—		492,021		4,190,144
Recoverable Taxes	1,660					1,660
Accounts receivable from subsidiaries	4,092,601					4,092,601
Guarantee deposits	78,176					78,176
Other credits	63,739			46,032	(k)	17,707
Deferred income taxes	294,547			294,547	(c)	—
Prepaid expenses	151,442			151,442	(d)	—
Total fixed assets	2,727,624	131,393		1,207,541		1,651,476
Investments	948,770			134	(f)	941,993
				31,048	(g)
		50,903	(h)
				23,128	(i)
				3,370	(j)
Property, Plant and Equipment	628,993	80,490	(l)			709,483
Deferred charges	1,149,861			1,149,861	(e)	—

TOTAL ASSETS	14,076,798	131,393		2,146,399		12,061,792

EMBRAER Empresa Brasileira de Aeronáutica S.A.
Shareholders’ Equity Valuation Report – Market Value
Base Date September 30, 2005
9

	Book Value	ADJUSTMENTS				Market Price

		Debit		Credit

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	4,684,033	—		—		4,684,033
Loans	1,164,902					1,164,902
Suppliers	1,140,766					1,140,766
Accounts Payable	117,315					117,315
Contributions from partners	10,008					10,008
Accounts payable to subsidiaries	231,864					231,864
Advances from Customers	865,866					865,866
Taxes and social Charges Payable	71,123					71,123
Other Provisions	685,593					685,593
Contingencies	170,987					170,987
Dividends	100,730					100,730
Deferred income taxes	124,879					124,879
Total long-term liabilities	4,621,039	—		—		4,621,039
Loans	2,319,175					2,319,175
Accounts Payable	12,345					12,345
Accounts Payable to Subsidiaries	238,286					238,286
Contributions from Partners	231,722					231,722
Advances from Customers	229,776					229,776
Long-term refinanced taxes	104,732					104,732
Contingencies	1,139,468					1,139,468
Deferred income taxes	345,535					345,535
Total shareholders’ equity	4,771,726	2,146,399		131,393		2,756,720
Capital	3,580,851					3,580,851
Capital Reserves	142,250					142,250
Income Reserves	903,500					903,500
Retained earnings	145,125	207,816	(a)	50,903	(h)	(1,869,881)
		239,021	(b)	80,490	(l)
		294,547	(c)
		151,442	(d)
		1,149,861	(e)
		134	(f)
		31,048	(g)
		23,128	(i)
		3,370	(j)
		46,032	(k)

TOTAL LIABILITIES	14,076,798	2,146,399		131,393		12,061,792

EMBRAER Empresa Brasileira de Aeronáutica S.A.
Shareholders’ Equity Valuation Report – Market Value
Base Date September 30, 2005
10

Nature of Adjustments:

a)	Write-off of deferred income and social contribution taxes (Current Assets)
b)	Write-off of prepaid expenses (Current Assets)
c)	Write-off of deferred income and social contribution taxes (Long-Term Assets)
d)	Write-off of prepaid expenses (Long-Term Assets)
e)	Write-off of deferred assets
f)	Equity loss on adjustments to shareholders’ equity of Harbim
g)	Equity loss on adjustments to shareholders’ equity of Liebherr
h)	Equity gain on adjustments to shareholders’ equity of Spain Holding
i)	Equity loss on adjustments to shareholders’ equity of Aircraft Holding
j)	Equity loss on adjustments to shareholders’ equity of Aviation Europe
k)	Write-off of unrecoverable escrow deposits
l)	Tools recorded in deferred assets.

*********

VALUATION REPORT OF MARKET VALUE OF SHAREHOLDERS’ EQUITY
OF RIO HAN EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
CNPJ/MF 07.788.085/0001-63

          ACAL CONSULTORIA E AUDITORIA S/S, a company specialized in valuations, with office at Avenida Paulista 2300, andar Pilotis - conj. 60, São Paulo – SP, registered with the CRC/SP (Regional Accounting Council of São Paulo State) under number 2RJ001144/F-4, and registered in the CNPJ (National Register of Legal Entities) of the Ministry of Finance under number 28.005.734/0003-44, and whose technical person in charge is Mr. Elias da Silveira Cerqueira, after having conducted the necessary studies and research, hereby presents the Valuation Report of the Market Value of the Shareholders’ Equity of RIO HAN EMPREENDIMENTOS E PARTICIPAÇÕES S.A., a corporation with principal place of business at Av. Brigadeiro Faria Lima, 2.170, prédio F56, sala 2656, São José dos Campos - SP, registered in the CNPJ/MF under number 07.689.002/0001-89 (“Rio Han”), to establish the merger with one of the Company’s subsidiaries – Embraer – Empresa Brasileira de Aeronáutica S.A.

This valuation report is divided into sections as follows:

•	Objectives
•	Bases and Approaches for the Valuation
•	Approach Adopted and Summary of Work Performed
•	Conclusion

I.          OBJECTIVES

          The purpose of this Valuation Report is to record the valuation, at market value, of the shareholders’ equity of Rio Han for purposes of merger with a subsidiary (Embraer), due to a corporate reorganization involving Rio Han and Embraer, in accordance with the requirement of article 264 of Law No. 6404/76, and according to the methodology established in article 183, § 1, of the same law. The provisions contained in CVM Instruction No. 319, of December 3, 1999, with the due amendments enacted by CVM Instructions No. 320/99 and 349/01, were also observed.

II.          BASES AND APPROACHES FOR THE VALUATION

          Determining the value of a company’s shares is subject to different variables, as well as various uncontrollable factors, considering that it will always take certain subjective aspects into account. As examples, we cite some of the main aspects that affect such determination:

Rio Han Empreendimentos e Participações S.A.
Valuation Report of Market Value of Shareholders’ Equity (Pro-forma)
As of September 30, 2005
2

(a)	The perspectives of the owners versus the perspectives of a potential buyer;

(b)	The economic conditions that allowed for past results may be better or worse in the future;

(c)	Political and economic conditions, which may fluctuate completely out of control;

(d)	The strategic interests of economic groups or specific programs, such as the privatization program; and

(e)	The existence of several valuation approaches that generate quite different results.

          Accordingly, the work of determining the value of shares in capital is not precise, and contains subjective aspects, depending on the owner’s expectations and the use of the shares.

          However, there are various approaches used to estimate the fair value of shares. Although such approaches vary in their applicability, depending on specific facts and circumstances, they may at least indicate a range of reasonable values for a preliminary determination of such value.

2.1.     EXAMPLES OF APPROACHES BASED ON THE VALUE OF NET ASSETS

Equity Valuation

This valuation approach is used to determine the fair market value of specific assets, provide a basis for certain adjustments to net book value (as mentioned above) and as a starting point to estimate the liquidation value. In addition, equity valuation also provides an adequate basis for the business’ value and is frequently used in negotiations of companies, with the value being adjusted according to applicable depreciations and obsolescence.

Liquidation Value

The liquidation value has been used as a basis for negotiations of prices and, therefore, represents an initial range of interest to both buyers and sellers.

The liquidation value is determined through the estimate of the value of the company’s assets, assuming its conversion into currency in a reasonably short period of time, deducting all the company’s obligations, as well as the liquidation cost of the business, including valuation fees, brokerage commissions, taxes and legal fees.

The liquidation value may be determined considering both an orderly liquidation as well as a faster and forced liquidation of the business. This last approach will obviously result in a lower value.

Rio Han Empreendimentos e Participações S.A.
Valuation Report of Market Value of Shareholders’ Equity (Pro-forma)
As of September 30, 2005
3

However, this criterion would not be the most adequate one for purposes of valuation of shares in companies with ongoing operating activities.

2.2     EXAMPLES OF METHODS BASED ON RETURN ON INVESTMENT

Price/Profit Ratio

For publicly-traded companies, the price/profit ratio is known and could easily be used to obtain the estimated value of the shares of such companies, through the multiplication of the price/profit by the expected aggregated results. The average price/profit for the industry or for several comparable publicly-traded companies may be used to arrive at an indication of the value. Often, a shareholder control premium is added to this estimated value.

A valuation through the price/profit approach may also be used to estimate the value of a certain company. Assuming a profit growth rate estimated by the current shareholders and a return on investment desired by the acquirer, the latter may determine the multiple of profit that would still allow it to achieve its return target. This approach allows the buyer to determine the price it is willing to pay, to compare it with that desired by the seller.

Discounted Net Cash Flow

The analysis of discounted net cash flow may be used to estimate the value of a company and, consequently, its shares, based on the present value of its cash flow estimates. In theory, this approach should result in the same value as that determined using the price/profit ratio, since the latter reflects the current perception of how much a company will be worth in the future.

In practice, this analysis is growingly used to determine a company’s value because it is based on an effective estimate of cash flows, incorporating factors such as cost reductions due to synergies, product development, etc., and not on the simple market perception of future profits for the company. Other factors that affect the stock market and, consequently, the price/profit ratio, are also eliminated in the analysis of the discounted cash flow.

Rio Han Empreendimentos e Participações S.A.
Valuation Report of Market Value of Shareholders’ Equity (Pro-forma)
As of September 30, 2005
4

III.          APPROACH ADOPTED AND SUMMARY OF WORK PERFORMED

          As mentioned previously, there are various approaches to determine a company’s market value.

          For the purpose of this report, we adopted as valuation criterion, in accordance with article 264 of Law No. 6.404/76 the adjustment to market value of the net assets of Rio Han, as of September 20, 2005, except in regard to Rio Han’s interest in Embraer, adding to 145,527,000 registered common shares, which make up its control block and represent 20.16% of its capital. These shares have been transferred to the company’s capital valuated on the date this report was written. Thus, this Report contemplates Rio Han’s net assets as of September 30, 2005, adjusted by the effect of the capital subscription of Issued Embraer shares on that date.

          Within the parameters defined for the preparation of this valuation, the determination of the market value of the shareholders’ equity of Rio Han, as of September 30, 2005, is also based on a limited review performed by us on the company’s financial statements, duly audited as of that date. This procedure was performed according to certain generally accepted auditing standards and, accordingly, included tests on the accounting records necessary in the circumstances for the specific purpose of determining the equity value – at market prices of said equity. These examinations found that the aforementioned records and elements were in accordance with all legal formalities, including regarding the observance of generally accepted accounting principles, being uniform and consistently applied by the entity. In addition, the financial statements of the subsidiary Embraer and its main investees have been audited by other independent auditors as of September 30, 2005, whose opinion thereon, dated November 10, 2005, was unqualified.

          These reviewed financial statements, as of the aforementioned base date, with the purpose of showing the assets stated with the respective realization values, already contain, for example, the following provisions:

-	Allowance for doubtful accounts;
-	Provision for adjustment to realization value;
-	Provision for depreciation; and
-	Provision for amortization.

          Additionally, with the purpose of adjusting the said financial statements to the valuation criterion of the shareholders’ equity at market prices, as shown in the chart below, we have adjusted the amounts related to the investments in Embraer (shares transferred to Rio Han’ shareholders), owing to adjustments to the following financial accounts of that company:

-	Prepaid expenses
-	Deferred tax assets calculated on tax losses, available for offset against future income
-	Unamortized goodwill/negative goodwill on the acquisition of investments
-	Deferred assets

Rio Han Empreendimentos e Participações S.A.
Valuation Report of Market Value of Shareholders’ Equity (Pro-forma)
As of September 30, 2005
5

The adjustments performed by us are as follows:

Description	Value - R$1.00

Book Value of Rio Han’s Shareholders’ equity as of 09/30/2005	50.00
(-) Adjustments to Debit of Net Assets:	(406,240,912.29)
Adjustment to Market Price of Shares Paid in - EMBRAER	(406,240,912.29)
(+) Adjustments to Credit of Net Assets:	962,017,269.89
Value of EMBRAER’s shares relate to 20.16% of total capital	962,017,269.89

Value of Rio Han’s Shareholder’s equity adjusted to market as of 09/30/2005	555,776,407.60

          In light of the above, and considering the provisions of Article 8 of Law No. 6404, of December 15, 1976, and subsequent amendments, verifications were performed on the accounting books and records that gave rise to the Balance Sheet, as well as the respective documents that gave rise to it, although based on selective tests and by sampling.

          For all legal purposes, ACAL states that: (i) it has no direct or indirect interest in any of the companies involved in this work or in their operations, and there is no significant circumstance that may characterize a conflict of interest for the issuance of this Report; and (ii) there has been no attempt by Rio Han’s controlling shareholders or management to direct, limit, hinder, or perform any action that might have affected the access to and the use and knowledge of any information, assets, documents or work methodologies relevant to our conclusions.

IV.          CONCLUSION

          After the due technical examinations and verifications we performed on RIO HAN EMPREENDIMENTOS E PARTICIPAÇÕES S.A., and based on the data referred to in this Valuation Report, we consider that the company’s shareholders’ equity, valued based on the equity value approach – net value at market prices, as of September 30, 2005, and adjusted to the effect of the capital transfer of Embraer’s shares, on January 18, 2006 is five hundred fifty-five million, seven hundred seventy-six thousand, four hundred and seven Brazilian reais and sixty cents (R$ 555,776,407.60).

          This being our best technical understanding, we hereunder sign this Valuation Report.

Rio Han Empreendimentos e Participações S.A.
Valuation Report of Market Value of Shareholders’ Equity (Pro-forma)
As of September 30, 2005
6

São Paulo, January 18, 2006.

ACAL Consultoria e Auditoria S/S
CRCSP- 2RJ001144/F-4

Elias da Silveira Cerqueira
Partner in Charge
Certified Accountant CRCSP - 1RJ053136/T-O

Rio Han Empreendimentos e Participações S.A.
Valuation Report of Market Value of Shareholders’ Equity (Pro-forma)
As of September 30, 2005
7

Rio Han Empreendimentos e Participações S.A.

SHAREHOLDERS’ EQUITY AT MARKET PRICES–(PRO-FORMA)
(Amounts expressed in Brazilian reais)
Base date – September 30, 2005 (except with regard to the transfer of EMBRAER’s shares on January 18, 2006).

		ADJUSTMENTS
	Book Value					Market Value
		Debtors		Creditors

ASSETS
Current Assets	50	—		—		50
Cash and banks	50					50
Permanent Assets	—	961,933,470		406,205,577		555,727,893
Investments	—	961,933,470	(a)	406,205,577	(b)	555,727,893

TOTAL ASSETS	50	961,933,470		406,205,577		555,727,943

LIABILITIES
Shareholders’ Equity	50	406,205,577		961,933,470		555.,27,943
Paid in Social Capital	50	406,205,577	(b)	961,933,470	(a)	555,727,943

TOTAL LIABILITIES	50	406,205,577		961,933,470		555,727,943

Nature of the adjustments:

a)	Value of EMBRAER’s shares, which related to the 20.16% of the total capital, to be paid in on January 18, 2006.
b)	Adjustment to market value of the shares to be paid in.

*********

SHAREHOLDERS’ EQUITY VALUATION REPORT
EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
CNPJ/MF 60.208.493/0001-81

          ACAL CONSULTORIA E AUDITORIA S/S, a company specialized in valuations, with office at Avenida Paulista 2300, andar Pilotis - conj. 60, São Paulo – SP, registered with the CRC/SP (Regional Accounting Council of São Paulo State) under number 2RJ001144/F-4, and registered in the CNPJ (National Register of Legal Entities) of the Ministry of Finance under number 28.005.734/0003-44, and whose technical person in charge is Mr. Elias da Silveira Cerqueira, after having conducted the necessary studies and research, hereby presents the Valuation Report of the Market Value of the Shareholders’ Equity of EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A., a corporation with principal place of business at Av. Brigadeiro Faria Lima, 2.170, – São José dos Campos - SP, registered in the CNPJ/MF under number 60.208.493/0001-81, for purposes of its merger with and into the holding company Rio Han Empreendimentos e Participações S.A.

 This valuation report is divided into sections as follows:

•	Objectives
•	Bases and Approaches for the Valuation
•	Approach Adopted and Summary of Work Performed
•	Conclusion

I.          OBJECTIVES

          The purpose of this Valuation Report is to record the valuation, at book value, of the shareholders’ equity of EMBRAER for purposes of its merger with and into the holding company (Rio Han), as a result of a corporate reorganization of EMBRAER in accordance with the requirement of article 264 of Law No. 6404/76, and according to the methodology established in article 183, § 1, of the same law. The provisions contained in CVM Instruction No. 319, of December 3, 1999, with the due amendments enacted by CVM Instructions No. 320/99 and 349/01, were also observed.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Shareholder’s Equity Valuation Report – As of September 30,  2005
2

II.          BASES AND APPROACHES FOR THE VALUATION

          Determining the value of a company’s shareholders’ equity is subject to different variables, as well as various uncontrollable factors, considering that it will always take certain subjective aspects into account. As examples, we cite some of the main aspects that affect such determination:

(a) The perspectives of the owners versus the perspectives of a potential buyer;
(b) The economic conditions that allowed for past results may be better or worse in the future;
(c) Political and economic conditions, which may fluctuate completely out of control;
(d) The strategic interests of economic groups or specific programs, such as privatization programs;
(e) The existence of several valuation approaches that generate quite different results.

          Accordingly, the work of determining the value of shares in capital is not precise, and contains subjective aspects, depending on the owner’s expectations and the use of the shares.

          However, there are various approaches used to estimate the fair value of shares. Although such approaches vary in their applicability, depending on specific facts and circumstances, they may at least indicate a range of reasonable values for a preliminary determination of such value.

2.1.     EXAMPLES OF APPROACHES BASED ON THE VALUE OF NET ASSETS

Equity Valuation

          This valuation approach is used to determine the fair market value of specific assets, provide a basis for certain adjustments to net book value (as mentioned above) and as a starting point to estimate the liquidation value. In addition, equity valuation also provides an adequate basis for the business’ value and is frequently used in negotiations of companies, with the value being adjusted according to applicable depreciations and obsolescence.

Liquidation Value

          The liquidation value has been used as a basis for negotiations of prices and, therefore, represents an initial range of interest to both buyers and sellers.

          The liquidation value is determined through the estimate of the value of the company’s assets, assuming its conversion into currency in a reasonably short period of time, deducting all the company’s obligations, as well as the liquidation cost of the business, including valuation fees, brokerage commissions, taxes and legal fees.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Shareholder’s Equity Valuation Report – As of September 30,  2005
3

          The liquidation value may be determined considering both an orderly liquidation as well as a faster and forced liquidation of the business. This last approach will obviously result in a lower value.

          However, this criterion would not be the most adequate one for purposes of valuation of shares in companies with ongoing operating activities.

2.2     EXAMPLES OF METHODS BASED ON RETURN ON INVESTMENT

Price/Profit Ratio

          For publicly-traded companies, the price/profit ratio is known and could easily be used to obtain the estimated value of the shares of such companies, through the multiplication of the price/profit by the expected aggregated results. The average price/profit for the industry or for several comparable publicly-traded companies may be used to arrive at an indication of the value. Often, a shareholder control premium is added to this estimated value.

          A valuation through the price/profit approach may also be used to estimate the value of a certain company. Assuming a profit growth rate estimated by the current shareholders and a return on investment desired by the acquirer, the latter may determine the multiple of profit that would still allow it to achieve its return target. This approach allows the buyer to determine the price it is willing to pay, to compare it with that desired by the seller.

Discounted Net Cash Flow

          The analysis of discounted net cash flow may be used to estimate the value of a company and, consequently, its shares, based on the present value of its cash flow estimates. In theory, this approach should result in the same value as that determined using the price/profit ratio, since the latter reflects the current perception of how much a company will be worth in the future.

          In practice, this analysis is growingly used to determine a company’s value because it is based on an effective estimate of cash flows, incorporating factors such as cost reductions due to synergies, product development, etc., and not on the simple market perception of future profits for the company. Other factors that affect the stock market and, consequently, the price/profit ratio, are also eliminated in the analysis of the discounted cash flow.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Shareholder’s Equity Valuation Report – As of September 30,  2005
4

III.          APPROACH ADOPTED AND SUMMARY OF WORK PERFORMED

          As mentioned previously, there are various approaches to determine a company’s value.

          To determine the book value of EMBRAER’s shareholders’ equity, as of September 30, 2005, we chose the book valuation approach, since it seems to be the most adequate one under the circumstances - a merger of companies of the same business group - and since the shares that represent this equity have not been exposed to any fact that may be used to justify their overvaluation.

          Within the parameters defined for the preparation of this valuation, the determination of the book value of the shareholders’ equity of EMBRAER, as of September 30, 2005, is also based on a limited review performed by us of the company’s financial statements, as of that date. This procedure was performed according to certain generally accepted auditing standards and, accordingly, included tests on the accounting records necessary in the circumstances for the specific purpose of determining the book value of said equity. These examinations found that the aforementioned records and elements were in accordance with all legal formalities, including regarding the observance of generally accepted accounting principles, being uniform and consistently applied by the entity, including the fact that the book value did not exceed the market value. In addition, the financial statements of the parent company EMBRAE R and its main subsidiaries have been audited by other independent auditors as of September 30, 2005, whose opinion thereon, dated November 10, 2005, was unqualified.

          In light of the above, and considering the provisions of Article 8 of Law No. 6404, of December 15, 1976, and subsequent amendments, verifications were performed on the accounting books and records that gave rise to the Balance Sheet, as well as the respective documents that gave rise to it, although based on selective tests and by sampling.

          For all legal purposes, ACAL states that: (i) it has no direct or indirect interest in any of the companies involved in this work or in their operations, and there is no significant circumstance that may characterize a conflict of interest for the issuance of this Report; and (ii) there has been no attempt by EMBRAER’s controlling shareholders or management to direct, limit, hinder, or perform any action that might have affected the access to and the use and knowledge of any information, assets, documents or work methodologies relevant to our conclusions.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Shareholder’s Equity Valuation Report – As of September 30,  2005
5

IV.          CONCLUSION

          After the due technical examinations and verifications performed by us, and based on the data referred to in this Valuation Report, we consider that the shareholders’ equity of EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A., due to a corporate reorganization, as of September 30, 2005, is four billion, seven hundred seventy-one million, seven hundred twenty-five thousand, five hundred fifty-four Brazilian reais, and sixty six cents (R$4,771,725,554.66).

The document referred to as Appendix I – Shareholders’ Equity at Book Value of EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A. - as of September 30, 2005, is an integral part of this Valuation Report.

          This being our best technical understanding, we hereunder sign this Valuation Report.

São Paulo January 18, 2006.

ACAL CONSULTORIA E AUDITORIA S/S
CRCSP- 2RJ001144/F-4

Elias da Silveira Cerqueira
Partner in Charge
Certified Accountant CRCSP - 1RJ053136/T-O

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Shareholder’s Equity Valuation Report – As of September 30,  2005
6
APPENDIX I

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Shareholders’ Equity at Book Value as of
September 30, 2005
(Amounts expressed in thousands of Brazilian reais – R$1,000.00)

ASSETS
Total current assets	6,667,009

Cash and cash equivalents	893,618
Trade accounts receivable	1,629,432
Allowance for doubtful accounts	(10,434)
Recoverable taxes	88,150
Other credits	211,729
Inventories	3,407,677
Deferred Income Taxes	207,816
Prepaid expenses	239,021
Total long-term assets	4,682,165

Recoverable taxes	1,660
Accounts Receivable from subsidiaries	4,092,601
Guarantee deposits	78,176
Other credits	63,739
Deferred Income Taxes	294,547
Prepaid expenses	151,442
Total fixed assets	2,727,624

Investments	948,770
Property, plant and equipment	628,993
Deferred charges	1,149,861

TOTAL ASSETS	14,076,798

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Shareholder’s Equity Valuation Report – As of September 30,  2005
7

LIABILITIES
Total current liabilities	4,684,033

Loans	1,164,902
Suppliers	1,140,766
Accounts payable	117,315
Contribuitions from partners	10,008
Accounts Payable to subsidiaries	231,864
Advances from customers	865,866
Taxes and social charges payable	71,123
Other provisions	685,593
Contingencies	170,987
Dividends	100,730
Deferred Income Taxes	124,879

Total long-term liabilities	4,621,039

Loans	2,319,175
Accounts payable	12,345
Accounts Payable to Subsidiaries	238,286
Contributions from partners	231,722
Advances from customers	229,776
Long-term refinanced taxes	104,732
Contingencies	1,139,468
Deferred Income taxes	345,535
Total shareholders’ equity	4,771,726

Capital	3,580,851
Capital reserves	142,250
Income reserves	903,500
Retained earnings	145,125
TOTAL LIABILITIES	14,076,798

**********

Financial Analyses
Regarding the Restructuring of the Capital Stock of Embraer

Goldman Sachs & Cia.
January-2006

Disclaimers

Goldman Sachs & Co. together with Goldman, Sachs & Cia. (“Goldman Sachs”) has been engaged by EMBRAER – Empresa Brasileira de Aeronáutica S.A. (“Embraer”, or the “Company”) as financial advisor to assist the Company in its analysis and consideration of a potential restructuring of the capital stock of the Company which would result in the consolidation of the Company’s voting shares (ONs) and non-voting shares (PNs) into a single, voting (ON) class (the “Transaction”).  In connection with our engagement, we have been requested to perform financial analyses (the “Financial Analyses”) for the consideration of the Board of Directors of Embraer in its determination of a proposed exchange ratio applicable to the shares of the Company held by Cia. Bozano (“Bozano”), Previ – Caixa de Previdência dos Funcionários do Banco do Brasil (“Previ”) and Fundação Sistel de Seguridade Social (“Sistel”, and together with Bozano and Previ, the “Controlling Shareholders”) that are party to of a Shareholders’ Agreement between the Controlling Shareholders, dated as of July 24, 1997, as amended (the “Control Shares”), relative to the remaining shares of the Company (the “Non-control Shares”).  References herein to “Shares” shall include both the ONs and the PNs.

Our Financial Analyses have been prepared for the exclusive use of Embraer’s Board of Directors in connection with its analysis of the Transaction, as described above, and should not be used for any other purposes, including, without limitation, for capital formation under the terms of the Corporation Law, including, but not limited to, its Article 8.  This Report should is not, and should not be construed as, an opinion as to the fairness of the Transaction, from a financial point of view, to the holders of Non-control shares or to the Controlling Shareholders.  Our Financial Analyses have been prepared in both the Portuguese and English languages, and the Portuguese version shall prevail for all purposes.

In connection with preparing our analyses, we have reviewed, among other things: (i) certain internal financial analyses and forecasts for the Company prepared and approved by its senior management; (ii) publicly available financial statements for the years ended December 31, 2002, 2003 and 2004 of the Company, which were audited by Deloitte Touche Tohmatsu - Auditores Independentes (“Auditors”); (iii) certain other financial information with respect to the Company, including the cash and bank balances, loans and other debt obligations and hedging and contingencies provisions of the Company as of September 30, 2005 reflecting the best judgment of the Auditors in conformity with generally accepted accounting procedures in Brazil. We also have held discussions with members of the senior management of the Company with respect to its assessment of the past and current business operations, financial condition and prospects of the Company.

In preparing our Financial Analyses, we have assumed and relied, with the express consent of the Company and without independent verification, on the accuracy, content, truthfulness, consistency, completeness, sufficiency and integrity of the financial, accounting, legal, tax and other information reviewed by or discussed with us, and we have not assumed, and do not hereby assume, any responsibility to independently verify any of the information or to make an independent verification or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we examined the solvency or fair value of the Company under any laws concerning bankruptcy, insolvency or similar matters.  To this effect, we assume no responsibility or liability with respect to the accuracy, truthfulness, integrity, consistency, or sufficiency of such information, for which the Company is solely and exclusively responsible. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the properties or facilities of the Company.  With your consent, we have assumed that the financial analyses and forecasts prepared by the senior management of the Company, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company.

2

Disclaimers

(Continued)

Our Financial Analyses assume a stable macroeconomic scenario for Brazil.  The Financial Analyses and the results therefrom do not purport to reflect the prices at which the Company or its securities could be sold, nor do they take into account any element of value that may arise from the accomplishment or expectation of the proposed Transaction.  You should further note that we are not an accounting firm and we did not provide accounting or audit services in connection with these Financial Analyses.  In addition, because these analyses are based upon forecasts of future financial results, they are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such analyses.  Given, further, that these analyses are intrinsically subject to uncertainties and various events or factors outside the control of the Company and Goldman Sachs, neither Goldman Sachs, nor any of its affiliates and representatives, assume any responsibility or liability if future results differ substantially from the projections presented in the Financial Analyses and make no representation or warranty with respect to such projections.

Our Financial Analyses are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  As a result, the analyses are valid exclusively as of the date hereof as future events and developments may affect their conclusions.  We do not assume any obligation to update, review, revise or revoke the Financial Analyses as a result of any subsequent event or development. With respect to the Financial Analyses, Embraer and its Board of Directors have not authorized us to solicit, nor have we solicited, any indication of interest from third parties to acquire, in whole or in part, any of the Shares. As a result, the results determined in the Financial Analyses do not necessarily correspond to, and should not be construed as representative of, the prices at which any Company could be sold in a third-party acquisition transaction, at which any of the Shares trade on the date hereof or will trade at any future time, or at which the ON shares of Embraer will trade after the Transaction.

The preparation of economic and financial analyses such as those conducted in the preparation of the Financial Analyses is a complex process that involves subjective judgment and is not susceptible to partial analysis or summary description. In arriving at its conclusions, Goldman Sachs did not attribute any particular weight to any particular factor considered by it; rather, Goldman Sachs made qualitative judgments as to the importance and relevance of all the factors considered therein. Accordingly, Goldman Sachs believes that the Financial Analyses should be considered as a whole and that selecting portions of its analyses or the factors considered therein could result in an incomplete and incorrect understanding of the conclusions of the Financial Analyses.  The results presented herein refer solely to the Transactions and do not extend to any other present or future matters or transactions regarding the Company, the economic group to which they belong or to the sector in which they operate.

The Financial Analyses are exclusively addressed to Embraer and do not address the underlying business decision by Embraer to engage in the Transaction and do not constitute a recommendation to the Company and/or the holders of the Shares (including, but not limited to, as to whether any such holder should vote in favor of the Transaction or exercise any appraisal rights or other rights with respect thereto). In addition, the Financial Analyses (i) treat the Company as stand-alone operations and therefore, the Financial Analyses do not include any operational, tax or other benefits or losses, or synergies, incremental value and/or costs for the Company, if any, which may arise from the consummation of the Transaction and (ii) do not address the treatment of the different classes of  Shares, and any adjustments intended to offset, or that may reflect, any specific rights associated with any specific class of Shares. We are therefore not expressing, and the Financial Analyses do not contain, any views relating to the distribution of economic value among the various classes of Shares.

3

Disclaimers

(Continued)

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have been engaged by Embraer and we will receive a fee for the services provided by us. Moreover, Embraer has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise as a result of our engagement.  We also may provide investment banking services to the Company and its affiliates in the future.  In connection with the above-described services we have received, and may receive, compensation.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals.  In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to the Company and its affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and its affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Goldman Sachs does not have a direct or indirect interest in the Transaction, provided however that, in accordance with usual market practice, part of the compensation payable by the Company in connection with the services rendered by Goldman Sachs depends on the implementation of the Transaction. Except as may result from the activities described in the first and second sentences of this paragraph, Goldman Sachs does not have a direct or indirect interest in the Company. Without limiting any other statement set forth herein, to the best of our knowledge, neither the Controlling Shareholders nor the managers of the Company have directed, limited, obstructed or otherwise taken any action that has or could have compromised the access to, or use or knowledge of, information, documents or work methodologies relevant to the quality of the Financial Analyses.

In preparing the Financial Analyses, in accordance with applicable laws and regulations, we did not take into account (i) the tax consequences of the Transaction for the holders of the Shares, and (ii) the impact of any fees and expenses that may result from the consummation of the Transaction, including, but not limited to, those related to any depositary services that may be charged to the holders of the Company’s ADRs. The financial calculations contained in the Financial Analyses may not always result in a precise sum due to rounding.

GOLDMAN SACHS & COMPANHIA

4

I.	Considerations on Control Premium

II.	Discounted Cash Flow Valuation Analysis

III.	Historical Transactions

IV.	Historical Valuation Parameters for Embraer

V.	Impact of Transaction to Current Shareholders

5

I. Considerations on Control Premium

6

Summary of Premium Analyses

Methodology		Description	Implied premium

Discounted Cash Flow Analyses (DCF)	•	The DCF method is utilized to determine the intrinsic value of the company based on its projected cash flows	Implied premium over: 60-day average of ADR price: 1.6% – 24.4%

•

The DCF analyses treat the Company as a stand-alone operation and therefore do not include any benefits or losses which may arise from the consummation of the Transaction, such as operating benefits, fiscal benefits, synergies etc.

	•	The DCF analyses performed for Embraer were based on forecasts provided by and discussed with its management. Management projections were expressed in US dollars and based in projections in US GAAP	30-day average of ADR price: (0.9%) – 21.4%

•

The DCF analyses do not consider the differences among the classes of shares of the Company, and any adjustments intended to offset any specific rights associated with any specific class of shares of the Company.  We are not expressing any views relating to the distribution of economic value among the various classes of shares of the Company

Current ADR price: (3.1%) – 18.6%

•

The implied values per ADR were obtained by subtracting the net financial debt and minority interest of Embraer as of September 30, 2005 from the range of the Company’s Enterprise Value, and dividing the result by the number of ADRs outstanding

•

The range of Enterprise Values was obtained by the sum of (i) the present value of the unlevered free cash flows (operating income less income taxes, plus depreciation and amortization, less increases in working capital and less capital expenditures) that Embraer projects to generate from 2005 and 2014, using a range of discount rates between 11.3% and 12.3%; and (ii) the present value of the terminal value of Embraer in 2014 using a perpetuity growth rate between 4.0% and 5.0%.  DCF valuation analyses were performed as of September 30, 2005

	•	The DCF valuation analyses result in an indicative ADR value range between US$39.92 and US$48.87

	•	For more information and details on the DCF valuation analyses, please refer to Section II of this document

Note: Implied premium as of 13-Jan-2005

7

Summary of Premium Analyses

Methodology		Description	Implied Premium

Analysis of Historical Share Reclassification Transactions	•	We identified and analyzed 17 reclassification transactions of international companies occurring among publicly traded companies from 2000 to 2005	With relinquishment of control: 0.0% – 19.4%

	•	In each reclassification transaction, two classes of stock of a single company with different voting rights were reclassified or combined into a single class of common stock	Without change in control: 0.0% – 8.2%

•

For each of the companies identified for the reclassification transaction analysis, we determined the premium paid to the high-vote shares or controlling shareholder by dividing the total value that those shares represented after and before the transaction, respectively

•

In transactions where a payment or a targeted repurchase was made by the company, we added the cash component to the value received by the high-vote shares or controlling shareholder, and adjusted the proforma market capitalization of the company to reflect the cash payment and shares repurchased

	•	The analysis of Share Reclassification Transactions aims at identifying similar precedents to the Transaction and verifies the range of premium historically paid in this kind of transaction

•

We have divided the universe of selected transactions in two groups: (i) situations in which a controlling shareholder with more than 50% of the votes reduced its voting power to less than 50% after the reclassification, and (ii) situations in which there was no controlling shareholder

•

Of the transactions examined in the reclassification transaction analysis, 4 transactions involved a controlling shareholder with greater than 50% of the votes reducing its voting power to less than 50%.  The premium paid for the controlling shareholder in these transactions varied from 0.0% to 19.4%, and the average is 7.6%

•

13 of the transactions analyzed did not involve a change of control.  Of these, 11 transactions had no implied premium to the high-vote shares.  The premium paid for the high-vote shares in these transactions varied from 0.0% to 8.2%, and the average is 1.1%

•

No company utilized in the analysis of historical reclassification transactions is identical to the Company. In evaluating historical reclassification transactions, we have made judgments and assumptions with regard to, among other things, the capital structure and shareholder base of such companies

8

Summary of Premium Analyses

Methodology		Description	Implied Premium

Analysis of Multiples of Selected Private Market Transactions in the Aerospace Industry	•	We selected and examined 16 change-of-control transactions in the aerospace and defense industry	Implied premium over: 60-day average of ADR price: (23.2%) – 11.5%

•

We applied the implied EV/LTM EBITDA[1] multiples resulting from those transactions to the LTM EBITDA figures of Embraer and translated the resulting range of per share prices into implied premiums over the 60-day average, 30-day average and current Embraer’s ADR prices as of January 13, 2006

30-day average of ADR price: (25.0%) – 8.8%
•

The EV/LTM EBITDA multiple of private change of control transactions is a metric that depends, among other things, on the potential growth of the target company, competition for target (if existent) and potential synergies forecasted by the acquirer

•

No company utilized in the private market transactions analyses is identical to the Company. In evaluating private market transactions, we have made judgments and assumptions with regard to, among other things, the capital structure and shareholder base of such companies

Current ADR price: (26.8%) – 6.3%

Note: Implied premium as of 13-Jan-2006

[1] EBITDA = Earnings before interest, tax, depreciation and amortization

9

Summary of Premium Analyses
Considerations on Control Premium and Implied Exchange Ratio[4]

9

[1]

DCF valuation range assumes a WACC from 11.3% to 12.3% and a perpetuity growth rate from 4.0% to 5.0%. Premium determined by the comparison of the following share prices as of 13-Jan-06: current (US$41.2), 30-days average (US$40.3) and 60-days average (US$39.3)

[2]	Based on the range of implied premiums in selected share reclassification transactions
[3]

Share price based on the range of EV / LTM EBITDA multiples from 9.0x to 13.1x, applied to Embraer’s LTM EBITDA of US$599mm. Assumes net debt (including minority interest) of US$51mm, and 180.5mm shares outstanding. Premium determined by the comparison of the following share prices as of 13-Jan-06: current (US$41.2), 30-days average (US$40.3) and 60-days average (US$39.3)

[4]

Implied exchange ratio to Control Shares relative to that of Non-control Shares, which results in corresponding premium. Note that, if as a result of the Transaction New Embraer ends up with more than shares than Embraer, a premium of Z% requires an exchange ratio greater than (1+Z/100):1. If p is the premium, y the implied exchange ratio to Control Shares relative to that of Non-control Shares, St the number of total shares of the Company and Sc the number of Control Shares, then y = [(1+p) x (St - Sc)] / [St - (1+p) x Sc)]

10

Control Premium in the Brazilian Corporation Law

•

The new Brazilian Corporation Law (Lei 10,303), enacted in 2001, establishes that, in the event of change of control, minority ON (voting) shareholders have the right to receive 80% of the price per share received by controlling shareholders

	—	In effect, this provision of the Brazilian Corporation Law implies in a control premium of 25% (i.e. 100/80 -1)

	—	Non-voting (PN) shares have no tag-along rights in the event of change of control

—

The acquiring party is obliged to launch a mandatory tender offer to acquire all of the outstanding non-control ON shares within 30 days of the closing of the control acquisition.  Minority ON shareholders have to be offered the same conditions offered to the controlling shareholders

•

Companies listed in Bovespa’s “Nível 2” of corporate governance have to extend tag-along at 70% of the price per share paid to the controlling shareholder to all its PN shareholders.  Companies listed in Bovespa’s “Novo Mercado” segment (which allows for ON shares only) must offer a 100% tag-along to all shareholders in the event of change of control

•

Prior to 1997, the Brazilian Corporation Law established a 100% tag-along right for ONs and PNs.  That provision was eliminated in order to make privatizations viable, and the 80% tag-along provision for ONs was reintroduced in 2001

11

II. Discounted Cash Flow Valuation Analysis

12

Discounted Cash Flow Valuation Analyses
Methodology

•

Valuation analyses were performed as of September 30, 2005 based on a projection period from 2005 to 2014.  All projections used for purposes of the valuation of the Company were prepared by the senior management of that company

•	Unlevered free cash flows (before financing costs) were projected by the Company in US Dollars and based on financial statements of the Company in US GAAP

•	Illustrative enterprise values of each of the Companies were determined by the sum of:

	—	Net present value indication calculated as of September 30, 2005 with respect to the unlevered free cash flows for the projection period, and

—

Net present value indication calculated as of September 30, 2005 with respect to the illustrative terminal value, determined using the perpetuity growth methodology applied to a normalized unlevered free cash flow (capex equal to depreciation and excluding temporary tax benefits)

•

The illustrative present value of the unlevered free cash flows was calculated using a weighted average cost of capital (“WACC”) between 11.3% and 12.3%. The perpetuity growth rate for the unlevered free cash flow was between 4.0% and 5.0%

•

The equity value indications calculated for the Company were determined by subtracting from the illustrative enterprise value previously calculated the total value of the net debt and minority interest, as set forth in the audited balance sheets as of September 30, 2005

•	The indicative equity value indication per share for each of the Company was determined by dividing the equity value indication by the total number of shares outstanding

	—	Total shares outstanding: 721,832,057

	—	Control Shares outstanding: 145,527,000

•

The valuation analyses result in aggregate equity value indication for the Company and do not allocate value between any classes of shares. No adjustments were made as to potential benefits that may arise from the transaction, such as synergies or tax gains

13

Summary of Discounted Cash Flow Valuation

	Indicative Range of Enterprise Values (US$ MM)			Indicative Range of Equity Values (US$ MM) (1)

	Perpetuity Growth Rate (%)			Perpetuity Growth Rate (%)

WACC	4.0%	4.5%	5.0%	4.0%	4.5%	5.0%

11.3%	8,069	8,392	8,767	8,119	8,443	8,818
11.6%	7,817	8,114	8,456	7,868	8,165	8,507
11.8%	7,582	7,854	8,167	7,633	7,905	8,218
12.1%	7,361	7,612	7,898	7,412	7,663	7,949
12.3%	7,153	7,385	7,648	7,204	7,436	7,699

	Indicative Range of Equity Values per ADR (US$) (2)			Indicative Range of Implied Premium over ADR Market Price (3)

	Perpetuity Growth Rate (%)			Perpetuity Growth Rate (% )

WACC	4.0%	4.5%	5.0%	4.0%	4.5%	5.0%

11.3%	45.0	46.8	48.9	14.5%	19.1%	24.4%
11.6%	43.6	45.2	47.1	11.0%	15.1%	20.0%
11.8%	42.3	43.8	45.5	7.6%	11.5%	15.9%
12.1%	41.1	42.5	44.0	4.5%	8.1%	12.1%
12.3%	39.9	41.2	42.7	1.6%	4.9%	8.6%

(1)	Equity value after net cash of US$97.0mm and minority interest of US$46.1mm as of 30-September-2005. Source: Embraer's audited financial statements in US GAAP as of 30-September-2005
(2)	Assumes 721.8mm shares outstanding as of 30-September-2005, equivalent to 180.5mm ADRs
(3)	Indicative implied premium over the average ADR price of US$39.3 (ticker ERJ) during the last 60 days as of January 13, 2006

14

Macroeconomic Assumptions

	Projected Fiscal Year Ending December 31,

	2006	2007	2008	2009	2010	2011	2012	2013	2014

Inflation
US Inflation (CPI %)	2.9%	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%
US Inflation (PPI %)	3.4%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Brazilian Inflation (IPC-A %)	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Inflation Differential (IPC-A vs. US CPI)	1.6%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Interest Rates
Nominal Interest Rate (Selic / EOP)	15.0%	13.5%	13.0%	12.5%	11.5%	11.5%	11.5%	11.5%	11.5%
Exchange Rate
EOP Rate (R$/US$)	2.40	2.55	2.68	2.80	2.85	2.92	2.98	3.05	3.12
Average Rate (R$/US$)	2.35	2.45	2.59	2.74	2.82	2.88	2.95	3.01	3.08

Source: Pesquisa Focus do Banco Central do Brasil as of December 30, 2005, GS Economic Research

15

Cost of Capital Calculation Assumptions

Discount rates used for the purpose of the Discounted Cash Flow Analyses set forth herein are based on the WACC methodology (“Weighted Average Cost of Capital”)

•	Basic WACC formula for emerging countries

•	Cost of debt component: estimation of the expected cost of the company’s marginal financing sources

•	Cost of equity component: estimated by the CAPM (“Capital Asset Pricing Model”)

	—	The opportunity cost of capital is equal to the return of the risk-free bonds plus the company’s systematic risk (beta), multiplied by the market risk premium

	—	Adjustment for the calculation of the country risk, considering the difference between the expected average yield of the Brazilian Global 40 bond (callable in 2015) and the equivalent US Treasury Bond

16

Cost of Capital Calculation for Embraer

Risk-Free Rate

10-year US Treasury (a)	4.4%
(+) Brazil Sovereign Spread Average (b)	4.4%

(=) Assumed Risk-Free Rate	8.9%

Cost of Equity

US Equity Risk Premium (c)	5.6%
Beta (d)	0.95
(+) Assumed Risk-Free Rate	8.9%

(=) Cost of Equity	14.2%

Cost of Debt

Pre-tax Cost of Debt (e)	6.9%
(x) Marginal Tax Rate	34.0%

(=) Cost of Debt	4.5%

WACC Calculation

Target Debt / Total Capitalization	25.0%
Target Equity / Total Capitalization	75.0%

WACC (Nominal US$)	11.8%

(a)	Average yield of the 10 year on-the-run U.S. Treasury Bond in January 13, 2005 (average for the last 3 months) (Source: Factset)
(b)	Average spread of the 2040 Brazilian Government Bond (callable in 2015) over the 10 year on-the-run US Treasury Bond in January 13, 2005 (average for the last 3 months) (Source: Factset)
(c)	Equity Risk Premium based on US Long-Horizon Equity Risk Premia in US dollars from 1974 to 2003 (Source: “International Equity Risk Premia Report 2004” Ibbotson 2004 report)
(d)	Predicted levered beta (Source: BARRA as of November 30, 2005)
(e)	Assumes a negative spread of 200 bps between Company’ cost of debt and the Brazilian Government Bond

17

Summary of Discounted Cash Flow Valuation
Main Valuation Assumptions

Base of Projections	•	Discounted cash flow analyses were based on Embraer’s business plan (“Plano de Ação”) as of December 2005, as well as public information and discussions with Embraer’s management

	•	Analyses reflect valuation of Embraer on a stand-alone basis

	•	Currency: nominal US$

	•	Financial statements: based on the company’s financials in US GAAP, as of September 30, 2005

	•	Projection period: 2005 to 2014

Revenue and Cost Build-up	•	Aircraft delieveries based on Embraer’s current backlog for the commercial, corporate and defense segments, as well as the Company’s 20-year market study

	•	Evolution of prices according to Embraer contracts, linked to the US PPI

	•	Defense revenue accrued throughout project life

	•	Cost of goods sold reflect specific margins for each of Embraer product segment

Capex and Research & Development	•

Projections include capex and R&D expenses related to the maintenance of Embraer’s current commercial and corporate product line. Projections do not assume development of new products for these segments

	•	Capex and R&D for the defense sector is accounted for as cost of goods sold and accrued throughout the project life

•

R&D includes expenses for new project of Light Jets / Very Light Jets, from 2005 to 2010. R&D expense in DCF model include only Embraer’s share of the total disbursement; approximately 50% of total investment is being made by the contributing partners

	•	Capex in perpetuity assumed as 3% of 2014E net revenues, to reflect management’s projections of future investment needs

Working Capital	•	Working capital assumptions reflect Embraer’s cash cycle and company policy related to aircraft financing

18

Summary DCF Projections

				Compounded Annual Growth Rate (%)

	2005E	2006E	2007E	2008E - 2014E

Financial Projections (US$mm)

Consolidated Net Revenues	$3,772	$4,243	$4,534	5.7%

Gross Profit	1,129	1,339	1,432	6.1%

Operating Expenses	(632)	(727)	(750)	2.6%

EBIT	496	612	683	9.0%

EBITDA	560	682	757	7.9%

Projected Deliveries (Number of Airplanes)

Commercial aviation	118	122	126

Corporate aviation (1)	14	19	21

Defense (2)	9	4	3

Total	141	145	150

Source: Projections provided by the management of the Company

[1] Includes new Light Jets segment
[2] Only includes transportation aircrafts

19

Summary DCF Projections

(US$ mm)

	For the Fiscal Year Ending on December 31

	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E

Unlevered Operating Income (1)	351	441	494	574	681	763	812	868	911	974
(+) Depreciation and Amortization	64	69	74	79	83	88	56	38	43	48
(-) Capex	(59)	(72)	(62)	(62)	(62)	(62)	(63)	(65)	(66)	(68)
(-) Change in Working Capital	118	202	(1)	(13)	(60)	(51)	(33)	(12)	(55)	(48)
Free Cash Flow	473	641	504	577	642	737	772	829	833	906
Terminal Year Free Cash Flow (2)										727

Source: Projections provided by the management of the Company

[1]	Net Income before interest, depreciation and amortization less adjusted taxes
[2]	Free Cash Flow for terminal value indication adjusted to (i) eliminate temporary tax benefits and (ii) normalized Capex with index Capex / Net Revenues equal to 3.0%

20

III. Historical Transactions

21

Selected Reclassification Transactions
Simplification of Share Classes with Differentiated Voting Rights

Date	Company	Consideration	Ratio		Premium	Minority Shareholders

Transactions with Relinquishment of Control

Sep-05	Sotheby’s	Stock + Cash	1.00	x	19.4%	(5.5	) %

Mar-05	Royal Group	Stock + Cash (1)	1.00	x	5.6%	(1.1	) %

Oct-02	Reader’s Digest	Stock + Cash	1.22	x	5.3%	(1.1	) %

Jun-00	Mitchell Energy	Stock	1.00	x	0.0%	0.0%

Max			1.22	x	19.4%	0.0%
Average			1.06	x	7.6%	(1.9	) %
Median			1.00	x	5.4%	(1.1	) %
Min			1.00	x	0.0%	(5.5	) %

Transactions without Change of Control

Jun-05	Gartner , Inc.	Stock	1.00	x	0.0%	0.0%

Feb-04	Gildan Activewear	Stock	1.00	x	0.0%	0.0%

Nov-03	MIPS Technologies	Stock	1.00	x	0.0%	0.0%

Nov-03	Jo-Ann Stores	Stock	1.15	x	6.6%	(7.3	) %

Sep-03	Commonwealth Telephone Enterprises	Stock	1.09	x	8.2%	(0.8	) %

May-03	Florida East Coast Industries	Stock	1.00	x	0.0%	0.0%

May-03	Home Capital Group	Stock	1.00	x	0.0%	0.0%

May-02	Cabot Oil & Gas	Stock	1.00	x	0.0%	0.0%

May-02	Freeport McMoRan Copper & Gold	Stock	1.00	x	0.0%	0.0%

Sep-01	Conoco Phillips	Stock	1.00	x	0.0%	0.0%

May-01	Waddell & Reed Financial	Stock	1.00	x	0.0%	0.0%

May-01	Raytheon	Stock	1.00	x	0.0%	0.0%

May-01	SAP	Stock	1.00	x	0.0%	0.0%

Max			1.15	x	8.2%	0.0%
Average			1.02	x	1.1%	(0.6)%
Median			1.00	x	0.0%	0.0%
Min			1.00	x	0.0%	(7.3)%

Source: Press releases issued at a announcement and companies’ financial statements

[1]	Value to controlling shareholder includes shares and the cancellation of certain consideration owned to the company

22

Selected Private Transactions
Transactions above US$ 500 mm in the Aerospace & Defense Sector

Announcement		Acquiror	Target	Descripton of Target’s Sector	Transaction Value (US$ milhões)	EV / LTM EBITDA Multiple	Premium - 1 day before announcement

Recent Selected Transactions

2005	Sep-05	DRS Technologies	Engineered Support Systems Inc	Manufacturer of Military Equipment	1,852	12.1 x	28.9%
	Jul-05	Zodiac SA	C&D Aerospace Group	Aircraft accessories	600	NA	NA
	Mar-05	BAE Systems	United Defense Industries	Ammunition and Combat Vehicles	4,192	12.7 x	28.7%
	Feb-05	Pratt & Whitney	Boeing Rocketdyne Propulsion and Power	Rocket Engine Developer and Builder	700	NA	NA
	Feb-05	Onex Corporation	Boeing Commercial Airplanes-Tulsa Div.	Commercial Airplane Facilities	1,200	NA	NA

2004	Nov-04	Aurora Capital	K&F Industries	Aircraft Components	1,006	NA	NA
	Jul-04	Meggitt/Carlyle	Dunlop Standard	Aerospace and Defense Components	1,442	9.2 x	NA
	Jun-04	BAE	Alvis	Armored Vehicles Manufacturer	729	13.1 x	15.5%
	May-04	Finmeccanica	AgustaWestland	Helicopters	1,902	NA	NA

2003	Dec-03	Kohlberg Kravis Roberts	MTU Aero Engines (Daimler Chrysler)	Aircraft Engines	1,729	NA	NA
	Aug-03	Precision Castparts	SPS Technologies	Aircraft Components	729	9.0 x	27.6%
	Aug-03	DRS	Integrated Defense	Defense Electronics	550	11.3 x	16.7%
	Jun-03	Warburg Pincus	TransDigm	Aircraft Components	1,100	9.7 x	NA

Aircraft Manufacturers Selected Transactions

1999	Oct-99	EU Consortium	Embraer	Aircraft Manufacturer	834	11.0 x	25.0%
	May-99	General Dynamics	Gulfstream	Aircraft Manufacturer	4,800	10.2 x	27.3%

1996	Dec-96	Boeing	McDonnell Douglas	Aircraft Manufacturer	13,343	9.6 x	26.4%

				Max:	$4,192	13.1 x	28.9%
				Average:	1,364	11.0 x	23.5%
				Median:	1,100	11.3 x	27.6%
				Min:	550	9.0 x	15.5%

Source: Companies press releases and financial reports

23

IV. Historical Valuation Parameters for Embraer

24

Comparison of Selected Companies in the Aerospace and Defense Sector

US$ mm

					Enterprise Value Multiples (1)								Calendarized P/E Multiples (2)				5-Year EPS CAGR (2)	2007 PE/5-Year EPS CAGR		LTM Margins (1) EBITDA
	Closing Price 01/13/06	% of 52 Week High	Equity Market Cap (1)	Enterprise Value (1)
					Sales		EBITDA

					LTM		LTM		2006		2007		2006		2007

Aircraft Manufacturers

Boeing (3)(4)	$69.48	97%	$56,709	$55,497	1.0	x	16.2	x	9.2	x	8.5	x	21.1	x	16.8	x	14.0%	1.2	x	6.3%

Bombardier (4)	2.49	80	4,355	6,072	0.5		7.3		6.3		5.5		23.2		18.9		NA	NA		6.1

EADS	38.19	95	31,529	29,029	0.7		5.0		6.8		6.1		18.8		16.1		10.9	1.5		14.3

Embraer	41.21	99	7,437	7,386	2.1		12.3		9.8		9.7		17.3		15.2		16.7	0.9		16.7

Aircraft Components

BE Aerospace (5)	$21.20	96%	$1,341	$1,933	2.3	x	15.6	x	15.6	x	11.9	x	19.1	x	18.4	x	17.5%	NA		14.7%

Heico (5)	25.45	96	691	758	2.7		13.6		10.4		9.0		23.5		20.0		18.0	1.1		19.7

Hexcel (5)	19.56	98	1,425	1,903	1.6		10.9		9.1		7.8		20.8		17.0		10.0	1.7		14.7

K&F Industries (5)	16.60	93	657	1,407	3.7		9.5		9.1		8.4		13.8		11.9		16.0	NA		38.9

	Max	99%	$56,709	$55,497	3.7	x	16.2	x	15.6	x	11.9	x	23.5	x	20.0	x	18.0%	1.7	x	38.9%

	Average	94	13,018	12,998	1.8		11.3		9.5		8.4		19.7		16.8		14.7	1.3		16.4

	Median	96	2,890	4,003	1.8		11.6		9.1		8.4		19.9		16.9		16.0	1.2		14.7

	Min	80	657	758	0.5		5.0		6.3		5.5		13.8		11.9		10.0	0.9		6.1

Defense

General Dynamics	$117.20	97%	$23,906	$25,449	1.2	x	10.4	x	8.7	x	8.1	x	14.6	x	13.2	x	10.0%	1.3	x	11.9%

Northrop Grumman	60.94	99	21,883	25,671	0.8		8.8		7.8	x	8.0	x	14.3		13.2		10.3	1.3		9.5

Raytheon	40.86	100	18,253	22,991	1.1		11.0		9.5	x	9.0	x	16.3		14.1		12.0	1.2		9.8

	Max	100%	$23,906	$25,671	1.2	x	11.0	x	9.5	x	9.0	x	16.3	x	14.1	x	12.0%	1.3	x	11.9%

	Average	99	21,348	24,704	1.0		10.0		8.7		8.3		15.1		13.5		10.8	1.3		10.4

	Median	99	21,883	25,449	1.1		10.4		8.7		8.1		14.6		13.2		10.3	1.3		9.8

	Min	97	18,253	22,991	0.8		8.8		7.8		8.0		14.3		13.2		10.0	1.2		9.5

[1]	Source: Latest publicly available financial statements. Equity Market Cap based on diluted shares outstanding. Enterprise Value includes minority interest
[2]	Source: IBES estimates
[3]	Includes equity gain (loss) in income from affiliates
[4]	Includes finance operations, but excludes finance-related debt
[5]	EV/LTM Sales EV/LTM EBITDA multiples reflect latest 2005E figures for revenues and EBITDA as of January 13, 2006 as per the latest IBES consensus

25

Volatility Analysis of Embraer’s ADRs
Historical Daily Return

Source:  Factset

26

Embraer’s Stock Price Performance
Local Market (EMBR 3, EMBR 4 in R$)
R$

Source: Factset

27

Embraer’s Stock Price Performance
ADR Performance (US$)
US$

Source: Factset

28

V. Impact of Transaction to Current Shareholders

29

Impact of Transaction to Current Shareholders
Share Exchange Analysis – Assumes No Change in Market Value Post-Transaction
US$ MM, except per share data

	Premium for Control Shares to Current Price

	0.0%		5.0%		10.0%		15.0%		20.0%

Implied price per Control Share	$39.3		$41.3		$43.2		$45.2		$47.2

Implied Exchange ratio	1.00	x	1.06	x	1.13	x	1.20	x	1.26	x

Pro-forma number of shares

Control - ON Control Shares (1)	36.4		38.7		41.1		43.5		46.0

Control - Others (2)	23.8		23.8		23.8		23.8		23.8

Minorities (2)	120.3		120.3		120.3		120.3		120.3

Total number of shares (mm ADRs)	180.5		182.8		185.1		187.6		190.1

Current market cap (3)	$7,091		$7,091		$7,091		$7,091		$7,091

Implied price per share affected by transaction	$39.3		$38.8		$38.3		$37.8		$37.3

Control Group

Value $ of ON Control Shares	$1,430		$1,501		$1,573		$1,644		$1,716

Additional ON shares	0.0		2.3		4.7		7.1		9.6

Number of shares - ON Control Shares	36.4		38.7		41.1		43.5		46.0

Number of shares - PN + ON outside Shareholders Agreement	23.8		23.8		23.8		23.8		23.8

Number of shares (mm ADRs)	60.1		62.4		64.8		67.2		69.7

Total $ value of stake	$2,363		$2,423		$2,482		$2,542		$2,602

Difference from current value	0		60		119		179		239

Equivalent current share price - $(4)	39.3		40.3		41.3		42.3		43.3

Premium/(discount) %	0.0%		2.5%		5.1%		7.6%		10.1%

Implied 2006E EBITDA multiple (5)	10.3	x	10.6	x	10.9	x	11.1	x	11.4	x

% Ownership	33.3%		34.2%		35.0%		35.8%		36.7%

Minorities - Others	180.5		182.8		185.1		187.6		190.1

Number of shares (mm ADRs)	120.3		120.3		120.3		120.3		120.3

Total $ value of stake	$4,728		$4,668		$4,609		$4,549		$4,489

Difference from current value	0		(60)		(119)		(179)		(239)

Equivalent current share price - $ (4)	39.3		38.8		38.3		37.8		37.3

Premium/(discount)%	0.0%		(1.3)%		(2.5)%		(3.8)%		(5.1)%

Implied 2006E EBITDA multiple (5)	10.3	x	10.2	x	10.1	x	9.9	x	9.8	x

% Ownership	66.7%		65.8%		65.0%		64.2%		63.3%

EV/2006E EBITDA multiple expansion to breakeven	0.0	x	0.1	x	0.3	x	0.4	x	0.6	x
Share Price appreciation post transaction to breakeven	0.0%		1.3%		2.6%		3.9%		5.3%

[1]	Assumes controlling group to be Bozano, Sistel and Previ (ON Control Shares only).
[2]

Assumes minority group to be remaining ON shareholders and all of PN shareholdes. If premium is different from 0%, analysis assumes market cap is unchanged and minorities decrease their number of shares.

[3]	Current market cap assumes 180.5mm SDR equivalent shares and 60-days average share price of US$39.3, as of 1/13/2006.
[4]	Total US$ value of stake/initial number of shares.
[5]	Assumes market cap to be implied current share price x initial number of shares, net cash of US$46mm and 2006E EBITDA of US$682mm as per Company’s projections.

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Free Translation
from the Portuguese

BY-LAWS OF

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CHAPTER I

CORPORATE NAME, HEAD OFFICES, BUSINESS PURPOSE

AND TERM OF DURATION

ARTICLE 1 –	EMBRAER – Empresa Brasileira de Aeronáutica S.A. (“Company”) is a joint stock company that is governed by these By-Laws and by applicable legislation.

Sole Paragraph – The Company was incorporated as a publicly-held company with private participation, authorized by Decree-Law No. 770, of August 19, 1969, and was privatized pursuant to Law No. 8031, of April 12, 1990, and to Public Notice No. PND-A-05/94-Embraer, of the Executive Committee of the National Privatization Program, published in the Official Gazette, Session 3, on pages 5774 to 5783.

HEAD OFFICES

ARTICLE 2 –

The Company has its head offices and jurisdiction in the City of São José dos Campos, State of São Paulo, and may incorporate subsidiaries and open branches, offices or agencies, as well as appoint agents or representatives in any part of Brazil or abroad, subject to resolution by the Board of Directors.

BUSINESS PURPOSE

ARTICLE 3 –	The Company has as its business purpose:

I.	To project, build and commercialize aircraft and aerospace materials and respective accessories, components and equipment, maintaining the highest standards of technology and quality;

II.	To promote and carry out technical activities related to the production and maintenance of aerospace material;

III.	To contribute to the development of skilled technical personnel as required by the aerospace industry; and

IV.	To carry out other technological, industrial and commercial activities, as well as provide services that are related to the aerospace industry.

PRINCIPLES

ARTICLE 4 –	The organization and operation of the Company shall observe the following principles:

I.

The securities issued by the Company shall be traded on the national and/or international capital markets, with due observance to all the legal requisites and the requirements of the institutions of such markets, in order to secure in such markets the financial resources that are necessary for its growth, maintenance of its competitiveness and continuation;

II.	The capital stock of the Company shall be solely represented by common shares;

III.	In the resolutions of the Shareholders’ Meeting:

	a)	no shareholder or group of shareholders, whether Brazilian or foreign, may exercise voting rights representing more than 5% of the number of shares into which the capital stock is divided; and

b)

foreign shareholders and groups of foreign shareholders shall not exercise voting rights representing more than 2/3 of the total of the votes conferred on the entirety of Brazilian shareholders present;

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IV.

With due regard for the provisions of Article 55, the pre-establishment of majority of shareholders in the Shareholders’ Meeting by means of shareholders agreements concerning the exercise of voting rights, in order to form scales with a number of votes greater than the individual limit established in letter “a” of item III of this Article shall be prohibited;

	V.	The resolutions and acts of the bodies of the Company referred to in Article 9 herein shall be subject to the veto of the Federal Government; and

	VI.	The issuance of founders’ shares is prohibited.

ARTICLE 5 –	The Company shall have indefinite term of duration.

CHAPTER II

CAPITAL STOCK AND SHARES

CAPITAL STOCK

ARTICLE 6 –	The capital stock of the Company, fully subscribed and paid in, amounts to [•] Reais [R$ [•]], divided into [•] ([•]) common shares and one common Golden share (article 9), all with no par value.

PARAGRAPH ONE – The capital stock shall always and exclusively be divided into common shares, being prohibited the issuance of preferred shares.

PARAGRAPH TWO – The Golden share held by the Federal Government shall always comprise one single share, which shall preserve all of its prerogatives for as long as it is held by the Federal Government (pursuant to Article 8 of Law No. 9491/97).

ARTICLE 7 –

The capital stock may be increased, pursuant to Article 168 of Law No. 6404/76, upon issuance of up to 1,000,000,000 new common shares, by resolution of the Board of Directors, without any amendment to theses By-laws.

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PARAGRAPH ONE – The Board of Directors shall establish the price and the number of shares to be issued, as well as the timeframe and the conditions for payment, provided, however, that a capital increase to be subscribed for and paid in upon contribution of assets shall be contingent upon approval of the appraisal report by the Shareholders’ Meeting, as set forth in the law.

PARAGRAPH TWO – Within the limit of the authorized capital, the Board of Directors may:

a)	resolve on the issuance of subscription bonus; and

b)

based on the plan approved by the Shareholders’ Meeting, grant stock options to the administrative officers or employees of the Company, or of a company that it controls, and the shareholders shall have no right of first refusal for acquisition of such shares; and

c)	approve an increase of capital stock by means of capitalization of profits or reserves, with or without bonification in shares.

TYPES OF SHARES

ARTICLE 8 –

All shares of the Company shall be registered as book-entry shares, maintained in deposit accounts in the name of the respective shareholders with a financial institution authorized by the Comissão de Valores Mobiliários – CVM and chosen by the Board of Directors.

PARAGRAPH ONE – The depositary of the book-entry shares shall charge directly to the Company the cost of the services for book-entry of shares.

PARAGRAPH TWO – The depositary shall maintain control of the number of shares held by Brazilian and foreign individuals or legal entities, with due regard for the provisions of Paragraph Two of Article 11.

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GOLDEN SHARE HELD BY THE FEDERAL GOVERNMENT

ARTICLE 9 –	The Golden common share grants to the Federal Government veto powers regarding the following matters:

	I.	Change of the corporate name or business purpose of the Company;

	II.	Alteration and/or application of the Company’s logo;

	III.	Creation and/or alteration of military programs, whether or not involving the Federative Republic of Brazil;

	IV.	Development of third parties’ skills in technology for military programs;

	V.	Interruption of the supply of maintenance and replacement parts for military aircraft;

	VI.	Transfer of the equity control of the Company;

VII.

Any amendments: (i) to the provisions of this Article, of Articles 4, 15 and 16, of item III of Article 19, of paragraphs 1 and 2 of article 28, of item X, of Article 34, of item XII, of Article 40 or of Chapter VII; or further, (ii) the rights granted by these By-Laws on the Golden share.

PARAGRAPH ONE – The conduction of any public offering for acquisition of shares, as referred to in Article 55 hereof, shall be subject to prior approval of the Federal Government, as holder of the common Golden share.

PARAGRAPH TWO – With due regard for the provisions of Law No. 6404/76 and of Article 19, item III hereof, the matters listed hereinabove shall be subject to resolution by the Board of Directors of the Company, with observance to the following procedure:

I. The matter shall be subject to approval by the Board of Directors.

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II. If approved by the Board of Directors, the Chairmain shall notify the member elected by the Federal Government so that the latter can exercise veto right or express its agreement in relation to of the matter within 30 days counting as from receipt of the mentioned notice.

III. Upon expiration of the period mentioned in item II above, a new meeting of the Board of Directors shall be held in order to: (i) reconsider the resolution, if the Federal Government has exercised its veto right in relation thereto; or (ii) ratify the resolution, if the Federal Government has expressed its agreement in relation or has not issued any intention or veto right within the timeframe set forth above.

IV. If the resolution is ratified by the Board of Directors, the matter shall be submitted for approval of the Shareholders’ Meeting, if so required by law, in which meeting the Federal Government may still exercise its veto power on the terms of this Article.

PARAGRAPH THREE – Without detriment to the procedure established in Paragraph Two above, the matters subject to veto rights of the Federal Government, as holder of the Golden share which are to be resolved by the Board of Directors, shall also be subject of prior notice sent by the Company to the Ministry of Finance, which notice shall be sent together with the notice mentioned in item II above, for pronouncement within 30 days counted from the receipt of the notice referred to in item II above.

EXCLUSION OF THE RIGHT OF FIRST REFUSAL

ARTICLE 10 –

The issuance of shares for increase of capital stock, which placement shall be effected by means of sale in a stock exchange or by a public subscription offering, may exclude the right of first refusal for former shareholders, or may reduce the term for exercise thereof.

SOLE PARAGRAPH. The provisions of this Article also apply to the issuance of debentures convertible into shares and of subscription bonuses, except if the latter are ascribed as an additional advantage to subscribers of shares or of debentures convertible into shares.

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CHAPTER III

SHAREHOLDERS

BRAZILIAN SHAREHOLDERS

ARTICLE 11 –	For purposes of these By-Laws, the following are considered to be Brazilian shareholders (“Brazilian Shareholders”):

I – Brazilian individuals, whether native or naturalized, resident in Brazil or abroad;

II – legal private entities organized under the laws of Brazil that have their administrative head offices in Brazil and:

a) do not have foreigners as their controlling shareholders or as their controlling parent company, unless the latter is comprised under letter “b” of this item;

b) are controlled either directly or indirectly by one or more of the individuals referred to in item I;

III – investment funds or clubs organized under the laws of Brazil that have their administrative head offices in Brazil and whose managers and/or quotaholders holding the majority of their quotas are persons/entities referred to in items I and II.

PARAGRAPH ONE – The Company shall maintain records of the Brazilian Shareholders and Foreign Shareholders, as defined in this Article and in Article 12.

PARAGRAPH TWO – Brazilian Shareholders shall give evidence to the Company and to the depositary responsible for the book-entry shares that it fulfills the requirements of this Article and only after such evidence is given, shall it be included in the records of Brazilian Shareholders.

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FOREIGN SHAREHOLDERS

ARTICLE 12 –

For purposes of these By-Laws, foreign shareholders (“Foreign Shareholders”) shall be persons or legal entities, investment funds or clubs and any other entities not comprised in the provisions of Article 11 and that cannot evidence, on the terms of Paragraph Two of Article 11, that they fulfill such requirements in order to be registered as Brazilian Shareholders.

GROUPS OF SHAREHOLDERS

ARTICLE 13 –	For purposes of these By-Laws, two or more shareholders of the Company shall be considered to be a group of shareholders (“Group of Shareholders”) in case:

I – They are parties to a voting agreement;

II – One of them is either directly or indirectly a controlling shareholder or controlling parent company of the other, or of the others;

III – They are companies directly or indirectly controlled by the same person/entity, or group of persons/entities, who may or may not be shareholders; or

IV – They are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universalities of rights or any other forms of organization or undertaking (a) with the same administrators or managers, or further, (b) whose administrators or managers are companies that are directly or indirectly controlled by the same person/entity or group of persons/entities, which may or may not be shareholders.

PARAGRAPH ONE – In case of investment funds having a common administrator, only those whose policies of investment and of exercise of votes in Shareholders’ Meetings, on the terms of the respective regulations, falls under responsibility of the administrator on a discretionary basis, shall be considered to be a Group of Shareholders.

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PARAGRAPH TWO – For purposes of these By-Laws, the holders of securities issued within the scope of the Company’s Depositary Receipts program shall not be considered to be a Group of Shareholders, unless they fall under any of the cases set forth in the main provision of this Article.

PARAGRAPH THREE – A Group of Shareholders shall be considered to be foreign whenever one or more of its members is a Foreign Shareholder.

PARAGRAPH FOUR – In addition to what is set forth in this Article, any shareholder in a given Shareholders’ Meeting represented by one same proxy, administrator or representative on any account, shall be considered as being a Group of Shareholders, except for the case of holders of securities issued within the scope of the Company’s Depositary Receipts program, when represented by the relevant Depositary Bank.

PARAGRAPH FIVE – In case of shareholders agreements that address the exercise of voting rights, all of their signatories shall be considered, on the terms of this Article, as members of one Group of Shareholders, for purposes of application of the voting limitation referred to in Article 15.

DISCLOSURE OBLIGATION

ARTICLE 14 –

All shareholders or Group of Shareholders are required to disclose, through notice to the Company and to the stock exchanges in which the securities issued by the Company are traded, the acquisition of shares that, together with those already held by it, exceed 5% of capital stock of the Company or multiples of such percentage.

PARAGRAPH ONE –The same requirement applies to holders of debentures convertible into shares and of subscription bonuses that entitle their holders to the acquisition of shares in the quantities provided under this Article.

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PARAGRAPH TWO – Violation of the provisions of this Article shall give rise to application of the penalties described in Article 17 below.

VOTING RIGHTS

ARTICLE 15 –	Each common share shall grant the right to one vote in the resolutions of the Shareholders’ Meetings, with observance of the following limits:

I – no shareholder, or Group of Shareholders, whether Brazilian or foreign, may exercise votes representing more than 5% of the quantity of shares into which the capital stock of the Company is divided;

II – the totality of Foreign Shareholders present may not exercise, in each Shareholders’ Meeting, votes representing more than 2/3 of the votes that can be exercised by the Brazilian Shareholders present.

SOLE PARAGRAPH – Votes that exceed the limits established in this Article shall not be counted in the resolutions of the Shareholders’ Meeting.

ARTICLE 16 –	For purposes of compliance with the provisions of item II of Article 15, upon installation of each Shareholders’ Meeting:

I – the total number of votes that may be exercised by the Brazilian Shareholders and by the Foreign Shareholders present shall be assessed, based on the attendance list, and shall be disclosed by the Chairman of the Meeting (as established in Article 23, Paragraph Three below), with due regard for the provisions of items I and II of Article 15;

II – if the total votes of Foreign Shareholders exceeds two thirds (2/3) of the votes that may be exercised by Brazilian Shareholders, the number of votes of each Foreign Shareholder shall be proportionally reduced until elimination of the exceeding percentage, so that the total votes of foreigners do not exceed the limit of 40% of the total votes that can be exercised in the referred Shareholders’ Meeting.

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PARAGRAPH ONE – The above limits shall be applied jointly and successively in relation to Foreign Shareholders and Groups of Foreign Shareholders.

PARAGRAPH TWO – The Chairman of the Shareholders’ Meeting shall inform the number of votes that may be exercised by each shareholder present, after application of the rules set forth in Article 15 and in this Article.

SUSPENSION OF EXERCISE OF RIGHTS

ARTICLE 17 –

The Shareholders’ Meeting may suspend the exercise of rights, including voting rights, of a shareholder that fails to comply with an obligation imposed by law, its regulation and by these By-Laws, including the requirement of showing evidence of Brazilian nationality as referred to in Paragraph Two of Article 11.

PARAGRAPH ONE – The suspension above mentioned may be determined by the Shareholders’ Meeting in any meeting, either annual or special, in which the matter is included in the agenda.

PARAGRAPH TWO – Shareholders that represent at least 5% of capital stock may call a Shareholders’ Meeting if the Board of Directors fails to respond, within a period of eight days, to a request for a call notice presented by them, with indication of the non-compliance with an obligation and of the identity of the violating shareholder.

PARAGRAPH THREE – The Shareholders’ Meeting shall be competent to approve the suspension of the political rights of the violating shareholder, and also to establish, in addition to other aspects, the extent and the period of suspension, provided that suspension of the rights of inspection and of request for information of the Company assured by law is hereby prohibited.

PARAGRAPH FOUR – The suspension of rights shall cease as soon as the referred obligation has been complied with.

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SHAREHOLDERS’ AGREEMENT

ARTICLE 18 –	Any shareholders’ agreement concerning the exercise of voting rights that conflicts with the provisions of these By-Laws shall not be filed by the Company.

CHAPTER IV

SHAREHOLDERS’ MEETING

ATTRIBUTIONS

ARTICLE 19 -	It is exclusively incumbent upon the Special Shareholders’ Meeting, in addition to the attributions of Article 122 and other provisions of Law No. 6404/76:

	I.	To elect and dismiss the members of the Board of Directors;

	II.	To elect and dismiss the members of the Fiscal Committee and establish their remuneration;

III.

To resolve, when so required by applicable legislation, on matters that are subject to veto by the Federal Government, in its capacity of holder of the Golden share, as set forth in Article 9 of these By-Laws;

	IV.	To establish the total annual remuneration of the Company’s administrators and of the members of the Committees created by the Board of Directors;

	V.	To resolve on the proposal of withdrawal of the Company from the “Novo Mercado” (“Novo Mercado”) – of the São Paulo Stock Exchange - BOVESPA (“BOVESPA”);

VI.

To choose the specialized company responsible for the appraisal of the Company and preparation of the relevant report, in case of cancellation of its registration as a public company or its delisting from the Novo Mercado, as provided under Chapter VIII below;

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VII.	To approve the granting of stock options plans to the administrators and/or employees of the Company or of companies controlled by it, according to Article 7, Paragraph Two, letter “b” hereto;

VIII.	To attribute profit sharing participation to the management and/or employees of the Company, with observance of the legal limits and of the Company’s human resources policy;

IX.	To resolve on any proposal for allocation of profits and for distribution of dividends by the Company, as submitted by the management of the company; and

X.	To appoint the liquidator, as well as the Conselho Fiscal that shall operate during the period of liquidation of the Company.

CALL NOTICE

ARTICLE 20 –

The Shareholders’ Meetings shall be called by the Board of Directors or, in the cases provided by law, by shareholders or by the Conselho Fiscal, being the first call published with at least 30 days advance counting as from its first publication of the notice; if the Meeting is not held, a notice of second call shall be published with at least 15 days advance; and, if again the Meeting is not held, the third call shall be published with at least 8 days advance.

LEGITIMATION AND REPRESENTATION

ARTICLE 21 –

The parties present at the Meeting shall present evidence of their capacity as Brazilian Shareholders (Article 11) or Foreign Shareholders (Article 12), by presenting a legally qualified document of their identity and shall evidence, or shall deposit in the Company, no later than 48 hours prior to the time set forth for the Meeting, a document of proof of ownership of shares issued by the depositary of the book-entry shares, or the custodian thereof, on the terms of Article 41 of Law No. 6404/76.

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PARAGRAPH ONE – The Company shall waive presentation of the document of proof by any holder of book-entry shares that has been included in the list of shareholders provided by the depositary.

PARAGRAPH TWO – A shareholder may be represented in a Shareholders’ Meeting by an attorney-in-fact appointed in accordance with Paragraph One of Article 126 of Law No. 6404/76, provided that the relevant instrument of power of attorney has been deposited in the head offices of the Company no later than 48 hours prior to the Shareholders’ Meeting.

INSTALLATION QUORUM

ARTICLE 22 –

Shareholders’ Meetings shall be installed on first call upon presence of shareholders representing at least 35% of the capital stock, except if the law requires a higher quorum; and shall be installed on second call upon presence of shareholders representing at least 25% of the capital stock; and, on third call, with any number of shareholders.

REGISTER OF ATTENDANCE

ARTICLE 23 –

Prior to the commencement of the meeting, the shareholders shall sign the “Attendance Book”, by stating their name and residence, the quantity of shares that they hold and their qualification as Brazilian Shareholders (Article 11) or Foreign Shareholders (Article 12).

PARAGRAPH ONE – The list of present shareholders shall be finalized by the Chairman of the Meeting immediately upon installation of the Meeting.

PARAGRAPH TWO – Shareholders that arrive at the Meeting after finalization of the list may participate in the meeting, although they shall not be granted voting rights in any corporate resolution. In addition, their shares shall not be counted for determination of the total of votes attributed to Brazilian Shareholders and to Foreign Shareholders.

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PARAGRAPH THREE – Upon finalization of the list of shareholders, the Chairman of the Meeting shall inform the number of votes that may be exercised by each Brazilian Shareholder and by each Foreign Shareholder, with due regard for the provisions of Articles 15 and 16.

DESK

ARTICLE 24 –

The Shareholders’ Meeting shall be presided by the Chairman of the Board of Directors or, in case of its absence or vacancy, by the Vice-Chairman of the body; and in the case of absence or vacancy of both, by a shareholder elected by the Meeting amongst those present.

PARAGRAPH ONE – The Secretary of the Meeting shall be designated by the Chairman.

PARAGRAPH TWO – The Investor Relations Executive Officer, or a person designated by him, shall necessarily be present at the Shareholders’ Meeting in order to provide any clarifications and information for the shareholders and for the Presiding Officers concerning the matters comprised in the functions that are attributed to him under these By-Laws. Notwithstanding, it shall be exclusively incumbent upon the Chairman, with due regard for the rules established in these By-Laws, to take any decisions concerning the number of votes of each shareholder or as to the qualification of any shareholder as a Brazilian Shareholder or Foreign Shareholder.

VOTING

ARTICLE 25 –

For voting on resolutions of the Shareholders’ Meetings, the votes of Brazilian Shareholders and Foreign Shareholders (Articles 11 and 12) shall be computed separately, with due regard for the voting limits referred to in Articles 15 and 16.

SOLE PARAGRAPH –The Shareholders’ Meetings shall only resolve on matters that have been expressly provided for in the agenda, as contained in the relevant call notices, and is hereby prohibited to approve matters under a generic title.

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CHAPTER V

BOARD OF DIRECTORS, EXECUTIVE COMMITTEE AND CONSELHO FISCAL

MANAGEMENT OF THE COMPANY

ARTICLE 26 –	The Company shall be managed by the Board of Directors and by the Executive Committee.

SOLE PARAGRAPH – The Board of Directors is the body of collegiate resolutions of the Company, while representation of the Company shall be exclusively conducted by the Executive Officers.

INVESTITURE

ARTICLE 27 –

The directors, executive officers and members of the Conselho Fiscal shall be vested in office through execution of the instrument of investiture, as drawn up in the Book of Register of Minutes of the Board of Directors or of the Executive Committee, or the Register of Minutes and Opinions of the Conselho Fiscal, as the case may be, as well as in any instrument of consent, by means of which they shall commit to comply with the terms and conditions of the Agreement for Participation in the Novo Mercado, as executed by the Company.

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SECTION I

BOARD OF DIRECTORS

COMPOSITION

ARTICLE 28 –

The Board of Directors shall be composed of eleven members and respective alternates, all shareholders, elected by the Shareholders’ Meeting with a unified term of office of two years, reelection being allowed.

PARAGRAPH ONE – The Federal Government, in its capacity as holder of the Golden share, is entitled to elect one member of the Board of Directors and respective alternate.

PARAGRAPH TWO – The employees of the Company shall have the right to separately appoint two members of the Board of Directors and the respective alternates, being one member and the respective alternate appointed by the CIEMB (Embraer Employees’ Investment Club), and the other member and the respective alternate appointed by the employees that are not shareholders of the Company.

PARAGRAPH THREE – The other eight members shall be elected by the remaining shareholders of the Company, with due regard for the provisions of Articles 32 and 33. The Chairman of the Shareholders’ Meeting shall conduct the procedures related to the appointment of the members of the Board of Directors, and shall determine the voting mechanism concerning the election of directors referred to in this Paragraph (Article 32 or Article 33).

PARAGRAPH FOUR – The Chief Executive Officer of the Company, or the Executive Officer designated to substitute him/her, shall participate in all meetings of the Board of Directors provided, however that he/she shall not vote in respect of the resolutions thereof. It is prohibited for any member of the Board of Directors to simultaneously hold office as an Executive Officer of the Company.

ARTICLE 29 –	The Board of Directors shall have a Chairman and a Vice-Chairman, who shall be chosen by the Shareholders’ Meeting immediately upon appointment of the directors of the Company.

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ARTICLE 30 –	Replacement of the members of the Board of Directors, either on a temporary basis or as a result of permanent vacancy of the seat, shall be conducted as follows:

	I.	In case of incapability of an effective member, its alternate shall take office until the moment such incapability ceases;

II.

In case of permanent vacancy of an effective member, its alternate shall take office until the following first Annual Shareholders’ Meeting is held, in which the effective new member to the vacant seat shall be appointed;

III.

In case of vacancy, either simultaneous or successive, of the offices of effective member and the respective alternate, the other members of the Board of Directors shall designate the corresponding substitutes, who shall serve up to the following first Shareholders’ Meeting, in which their definite substitutes shall be appointed;

	IV.	In case of temporary absence or incapability of the Chairman of the Board, its functions shall be exercised on a temporary basis by the Vice –Chairman of the Body; and

V.

In case of vacancy of the Chairman of the Board of Directors, the Vice –Chairman of the Board shall assume as Chairman of the body on an interim basis and shall immediately call a Shareholders’ Meeting to appoint the substitute for the vacant office and to appoint a new Chairman of the Board of Directors.

MEMBERS OF THE BOARD OF DIRECTORS

ARTICLE 31 –	The members of the Board of Directors shall have fair reputation and, except if otherwise waived by the Shareholders’ Meeting, will not be elected if:

I – they hold positions in companies that could be considered as competitors of the Company; or

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II – they have or represent an interest that conflicts which the interest of the Company.

PARAGRAPH ONE – For purposes of the provisions of Article 115 of Law No. 6,404/76, a vote cast by a shareholder aiming at the election of a member of the Board of Directors that does not satisfy the requirements of this Article shall be considered abusive.

PARAGRAPH TWO – No member of the Board of Directors may have access to information, participate in meetings of the body or exercise any vote on matters in which it has or could have an interest that conflicts with the interests of the Company.

PARAGRAPH THREE – For the election of the members of the Board of Directors and respective alternates, as referred to in Paragraph Three of Article 28, and regardless of the process of election that may be adopted (Article 32 or Article 33), any shareholder that wishes to recommend a candidate and/or alternate that is/are not a member(s) of the Board of Directors, shall notify the Company in this regard in writing no later than ten days prior to the date when a Shareholders’ Meeting shall be held, and indicate the name, qualification and professional résumé of each candidate, together with a document signed by the candidate attesting its acceptance to run for the seat. The Company shall publish, no later than 8 days prior to the date of the Shareholders’ Meeting, a notice informing the shareholders the place where they can obtain the list of all candidates presented on the terms of this Paragraph and a copy of their qualifications and professional résumés.

ELECTION BY SCALE VOTING

ARTICLE 32 –

With due regard for the provisions of Article 33, the election of the members of the Board referred to in Paragraph Three of Article 28 shall be conducted under a system of scale voting, whereby voting on individual candidates shall not be allowed.

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PARAGRAPH ONE – The Board of Directors shall always propose to the shareholders’ meeting the appointment of a scale to the Board of Directors composed by the current effective members of the Board and their respective alternates, with observance of the following rules:

a) if any Director voluntarily decides not to or is incapable to take part in the proposed scale, the Board of Directors shall occupy the vacancy seat for purposes of the proposal;

b)  the Company’s management, within no later than 30 days prior to the date set for the Shareholders’ Meeting, shall send to the stock market, insert in the company’s website and make available for the shareholders at the Company’s head offices, a document with the names, qualifications and résumés of the candidates for members and alternates that compose the scale established on the terms of this Paragraph.

PARAGRAPH TWO – Any other shareholder or group of shareholders has the right to propose other scales to compose the Board of Directors, with observance to the following:

a)  the proposal must be sent in writing to the Company within ten days prior to the date for which the Shareholders’ Meeting has been called, being forbidden for the same shareholder or group of shareholders to present more than one scale;

b) the notification must contain the information and documents mentioned in Paragraph Three of Article 31, and shall specify the effective members and respective alternates;

c)  until eight days prior to the date for which the Shareholders’ Meeting has been called, the Company shall publish a notice, to be available on a website in the company’s website, informing the place where the shareholders can obtain copies of the scales’ proposals.

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PARAGRAPH THREE – A person may participate in two or more different scales, including the one referred to in Paragraph One.

PARAGRAPH FOUR – Each shareholder may only vote on one scale, and votes shall be counted with observance of the limits provided under Articles 15 and 16; the candidates of the scale that receives the higher number of votes in the Shareholders’ Meeting shall be declared elected.

ELECTION BY CUMMULATIVE VOTE

ARTICLE 33 –

In the election of the members of the Board of Directors and their respective alternates, referred to in Paragraph Three of Article 28, shareholders representing at least 5% of the corporate capital may request the election by cumulative voting no later than 48 hours prior to the date for which the Shareholders’ Meeting has been called.

PARAGRAPH ONE – Immediately upon receipt of request, the Company must publish a notice to the shareholders informing that the election shall be conducted by the cumulative voting process.

PARAGRAPH TWO – Upon installation of the meeting, the Desk, based on Brazilian Shareholders and Foreign Shareholders that have signed the Attendance Register and the number of shares they hold, shall count the number of votes entrusted to each shareholder, Brazilian and foreign, in accordance to the following terms:

a)

firstly, the number of votes to be cast by each shareholder shall be assessed, according to the provisions of item I of Article 15, being ascribed to each share, not to exceed the limit of 5% of the total shares of the Company, as many votes as the number of members of the Board to be elected;

b)

if the total Foreign Shareholders’ votes exceed 2/3 of the total of  the Brazilian Shareholders votes, a percentage shall be established to reduce the votes of each Foreign Shareholder in order to comply with the limit set forth in item II of Article 15.

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PARAGRAPH THREE – The following persons shall be candidates for office as members and their respective alternates of the Board of Directors:

a)	members of the scale referred to in Paragraphs One and Two of Article 32; and

b)	any candidate and respective alternate that is not a member of the Board of Directors, but that has been indicated by a shareholder under the terms of Paragraph Three of Article 31.

PARAGRAPH FOUR – Each shareholder shall have the right to cumulate the votes entitled to it pursuant to the terms of Paragraph Two on one single candidate and respective alternate, or to distribute them among several candidates. The members and respective alternates that receive the higher number of votes shall be declared elected.

PARAGRAPH FIVE – Any vacant offices that have not been filled due to a tie, shall be subject to a new voting, under the same process, after adjustment is made to the number of votes entitled to each shareholder based on the number of seats to be filled.

PARAGRAPH SIX – Whenever the election is conducted under this process of cumulative voting, the dismissal of any member of the Board of Directors by the Shareholders’ Meeting shall immediately result in the dismissal of all the other members, thus requiring a new election; in other cases of vacancy, if there is no alternate, the first following Shareholders’ Meeting shall proceed with the new election of the entire Board of Directors.

PARAGRAPH SEVEN – Paragraph Four of Article 141 of Law No. 6,404/76 shall only be applicable in case the Company comes to have a controlling shareholder.

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ATTRIBUTIONS

ARTICLE 34 –	The Board of Directors shall be competent:

	I.	To establish the general business guidelines of the Company;

	II.	To elect and dismiss the executive officers of the Company and establish their attributions, with due regard for the provisions of these By –Laws;

III.

Respecting the authority of the Executive Committee, to establish the functions and responsibilities of the Company’s Executive Officers, indicating among them the Investors Relations Executive Officer, in accordance with CVM’s regulations;

IV.

To control the management by the Company’s Executive Officers, examining at any time the Company’s books and documents, requesting information on agreements executed or to be executed, and on any other acts;

	V.	To evaluate the quarterly results of the Company’s operations;

	VI.	To evaluate the Management Report and the Accounts of the Executive Committee, resolving on their submission to the Shareholders’ Meeting;

	VII.	To call the independent auditors to provide any clarifications deemed necessary about the Company;

	VIII.	To call the Company’s Annual Shareholders’ Meetings and, whenever necessary, the General Special Shareholders’ Meeting;

	IX.	To approve the annual and pluriannual budgets, the strategic guidelines, the expansion projects and the Company’s investment programs, as well as to monitor their implementation;

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X.	To resolve on the matters subject to veto by the Federal Government, submitting them to the appreciation of the Shareholders’ Meeting, whenever required by Law No. 6,404/76;

XI.	To issue prior opinion on any matter to be submitted to the Shareholders’ Meeting;

XII.	To resolve on:

	a)	the issuance of shares within the authorized capital, as set forth in Article 7 and its Paragraph One;

	b)	the issuance of subscription bonuses and, as set forth in Paragraph Two of Article 7 and the granting of stock option plans approved by the Shareholders’ Meeting, as referred to therein;

	c)	the acquisition by the Company of shares of its own issuance, to be kept in treasury or for subsequent cancellation or sale;

XIII.	To approve the sale or encumbrance of permanent assets, being able to establish limits of authority for the Executive Committee to carry out such transactions regardless of specific approval;

XIV.	To resolve on the issuance by the Company of common non –convertible debentures and without real estate collateral;

XV.

To authorize the issuance by the Company of any credit instruments for funds raising, whether bonds, notes, commercial papers or others, as commonly used in the market, resolving also on the conditions for their issuance and redemption;

XVI.	To approve the incorporation of subsidiaries and participation of the Company in the corporate capital of other companies or enterprises of any kind, in Brazil or abroad;

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XVII.	To authorize the opening, transfer or closing of offices, branches, premises or other establishments of the Company;

XVIII.	To authorize the Company to pledge guarantees and to grant credit facilities to third parties, except as set forth in item XI of Article 40 below;

XIX.	To approve the contracting of the financial institution that shall render the book –entry share services;

XX.	To approve the Company’s policy of salary and human resources, including the criteria for compensation, rights and benefits, as well as the individual remuneration of the management;

XXI.	To authorize the transfer of the Company’s funds to employees’ associations, welfare and recreational entities, private pension funds and foundations;

XXII.	To hire and dismiss the Company’s independent auditors, with observance to the recommendations of the Conselho Fiscal;

XXIII.	To determine the conduction of inspections, auditing of or settlement of accounts at the Company’s subsidiaries, controlled or affiliated companies, as well as at foundations that it sponsors;

XXIV.

To previously approve the execution of all acts or any agreements or transactions of any kind involving, on one side, the Company and, on the other side: (i) any shareholder of the Company that holds more than 5% of its capital stock; (ii) any managers of the Company, whether effective or alternate, as well as their respective spouses and relatives up to the 4th degree; or (iii) any companies that are controlled by, controllers of, affiliates of or under common control with any one of the parties mentioned in items “i” and “ii”;

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XXV.

To define the triple list of specialized companies, from which the Shareholders’ Meeting shall choose the one that shall conduct the economic appraisal of the Company and prepare the respective report, in the event of delisting of the Company as a public company from BOVESPA’s Novo Mercado;

XXVI.	With due regard for these By –Laws and the applicable legislation, to provide on the priorities of its works and to adopt or establish procedural rules for the operation of the Company; and

XXVII.

To exercise the normative functions for the activities of the Company, being allowed to undertake responsibility for any matter that is not comprised within the exclusive authority of the Shareholders’ Meeting or the Executive Committee.

PARAGRAPH ONE – The dismissal of members of the Executive Committee shall depend on affirmative votes of at least seven members of the Board of Directors.

PARAGRAPH TWO – With due regard for the maximum limit established by the General Shareholders’ Meeting, the Board of Directors shall determine the remuneration of each one of its members, of each one of the members of the Special Committees (Articles 35 and 36) and of each Officer of the Company, taking into account their responsibilities, the time dedicated to their functions, their competence, their professional reputation and the value of their services in the market.

PARAGRAPH THREE – The Chairman of the Board of Directors shall, in addition to other responsibilities provided in these By –Laws, call and preside the meetings of the Board of Directors and the General Shareholders’ Meetings.

SPECIAL COMMITTEES OF THE BOARD

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ARTICLE 35 –	The Board of Directors shall designate a permanent Special Committee composed of up to four members, having no resolution or management powers, in order to assist in the performance of its functions.

PARAGRAPH ONE – Members of the Company’s Board of Directors, either effective or alternates, or of the Executive Committee, may compose the Special Committee.

PARAGRAPH TWO – In case of appointment of members of the Executive Committee to compose the Special Committee, such Officer accumulating functions in both the Executive committee and in the Special Committee shall be entitled only to the greatest remuneration among the seats occupied. The members of the Board of Directors appointed to compose the Executive Committee may accumulate the remunerations that are applicable to both seats occupied.

ARTICLE 36 –

The Board of Directors may create Advisory Committees to the management of the Company, with restricted and specific purposes and with a limited duration, appointing the members thereto and establishing their remuneration, if applicable, with observance to the total limit established by the General Shareholders’ Meeting.

PARAGRAPH ONE – Members of the Company’s Board of Directors, effective or alternate, or members of the Executive Committee, may be appointed to compose the Advisory Committees.

PARAGRAPH TWO – In case of appointment of members of the Executive Committee to compose the Advisory Committees, the Officer accumulating functions shall be entitled only to the greatest remunerations applicable to each one of the seats occupied. The members of the Board of Directors appointed to compose such body may accumulate the remunerations applicable to both seats occupied.

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SECTION II

EXECUTIVE COMMITTEE

COMPOSITION

ARTICLE 37 –

The Executive Committee shall be composed of at least four and at most eleven Officers, one of whom shall be the Chief Executive Officer, all of them with a term of office of two years, reelection being permitted. The designations and attributions of each Officer shall be determined by the Board of Directors, which shall designate the Officer that shall serve as Officer of Investor Relations.

PARAGRAPH ONE – The Chief Executive Officer shall be substituted in the event of incapability or absence by one of the Officers that it comes to designate, who shall then accumulate such functions.

PARAGRAPH TWO – In the event of vacancy as the office of Chief Executive Officer, one of the other Officers, as designated by the Chairman of the Board of Directors, shall assume on an interim basis, until the first following meeting of the Board of Directors, which shall then designate the new Chief Executive Officer.

PARAGRAPH THREE – In the event of temporary absence or incapability, the remaining Officers shall be replaced by another Officer, as chosen by the Chief Executive Officer.

PARAGRAPH FOUR – In the event of permanent vacancy of an Officer, one of the other Officers, as designated by the Chief Executive Officer, shall assume on an interim basis, accumulating its functions until the first following meeting of the Board of Directors.

PARAGRAPH FIVE – The Officer that replaces the Chief Executive Officer or any of the other Officers on the terms of this Article shall not be entitled to any additional remuneration.

ATTRIBUTIONS OF THE OFFICERS

ARTICLE 38 –

The Officers shall comply with and assure the compliance with these By –Laws, the resolutions of the Board of Directors and of the General  Shareholders’ Meeting, and practice, within the limits of their attributions, all acts necessary to the regular operations of the Company.

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PARAGRAPH ONE – The Chief Executive Officer shall be competent:

a) to convene and preside the meetings of the Executive Committee;

b) to propose to the Board of Directors the composition of the Executive Committee;

c) to propose to the Board of Directors the distribution of the functions of the other Officers;

d) to guide and coordinate the activities of the other Officers;

e) to direct the activities related to the general planning of the Company and of its controlled subsidiaries;

f) to maintain the members of the Board of Directors informed on the activities and the progress of the operations of the Company; and

g) to perform other attributions assigned to it by the Board of Directors.

PARAGRAPH TWO – The other Officers shall assist and aid the Chief Executive Officer in the management of the Company’s business and, under orientation and coordination of the Chief Executive Officer, perform the functions attributed by the Board of Directors.

AUTHORITY AND ATTRIBUTIONS OF THE EXECUTIVE COMMITTEE

ARTICLE 39 –

The Executive Committee shall have powers to practice all acts necessary for the achievement of the corporate purposes, with due observation to all legal provisions and to these By –Laws, as well as to the resolutions of the General Shareholders’ Meeting and of the Board of Directors.

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ARTICLE 40 –	In addition to other functions provided for by law and by these By –Laws, the Executive Committee shall be competent:

	I.	To comply and ensure compliance with these By–Laws and with the resolutions of the Board of Directors and of the Shareholders’ Meeting;

II.

To prepare and submit to the Board of Directors on an annual basis the Company’s business plan and general budget, as well as the strategic plan and its annual updates, and to coordinate its implementation;

	III.	To propose to the Board of Directors the essential guidelines for the Company’s corporate business policy;

IV.

To annually submit for appreciation of the Board of Directors the Management Report and the Accounts of the Executive Committee accounts, together with the independent auditors’ report, as well as a proposal for allocation of the profits assessed in the previous fiscal year;

	V.	To create and eliminate the Company’s operational units;

	VI.	To recommend and provide for the dismissal of managers of the subsidiaries and to appoint and dismiss the manager of the Company’s operational units;

	VII.	To prepare on an annual basis the Executive Committee’s Actions and Targets Plan, submitting it to the Board of Directors in its regular meetings, together with the performance and results achieved;

	VIII.	To present to the Board of Directors and to the Fiscal Committee, on a quarterly basis, the detailed economic, financial and equity balance sheet of the Company;

	IX.	To propose to the Board of Directors the establishment or closing of subsidiaries, branches, offices and agencies of the Company, in Brazil and abroad;

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	X.	To develop and submit to the Board of Directors the policy for salary of the Company and its subsidiaries;

XI.

To authorize the Company to pledge guarantees and grant financing to its subsidiaries, specific purpose companies and others that either directly or indirectly are under control of the Company, as duly restated in its financial statements; and

XII.

To submit for appreciation of the Board of Directors the matters that are subject to veto by the Federal Government, as holder of the Golden share, pursuant to Article 9 and of item III of Article 19 of these By–Laws.

REPRESENTATION OF THE COMPANY

ARTICLE 41 –

Except for the cases provided in the paragraphs of this article, the Company shall be validly bound whenever represented by two members of the Executive Committee, by the signature of a member of the Executive Committee together with one attorney–in–fact, or by two attorneys–in–fact, within the limits of their respective powers of attorney.

PARAGRAPH ONE – The acts for which these By–Laws require prior authorization from the Board of Directors shall only be valid once such requirement is fulfilled.

PARAGRAPH TWO – The Company may be represented by only one Officer or one attorney–in–fact in the following acts:

	I.	receiving acquittance of amounts owed by the Company;

	II.	issuance, trading, endorsement and discount of trade bills related to its sales;

	III.	signature on correspondence that does not create obligations for the Company;

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IV.	representation of the Company in shareholders’ and quotaholders’ meetings of companies in which it holds equity interest;

V.	granting of a power of attorney for legal counseling for representation in court or in administrative proceedings;

VI.	representation of the Company in court, except for the performance of acts that imply waiver of rights; and

VII.

performance of acts relating to simple administrative routine, including in respect to government agencies, mixed –capital companies, commercial registries, Labor Courts, INSS (National Social Security Institute), FGTS (Unemployment Compensation Fund) and their collecting banks, and other entities of the same nature.

PARAGRAPH THREE – The Board of Directors may authorize the performance of specific acts binding the Company by the signature of only one Officer or of one regularly appointed attorney –in –fact; or further, establish jurisdiction and limits of authority for the performance of acts by one single representative.

PARAGRAPH FOUR – For the appointment of attorneys –in –fact, the following rules shall be observed:

I.

all powers of attorney shall be granted by the Chief Executive Officer, or by its substitute, jointly with another Officer, and shall have defined purposes and term of effectiveness, except if concerning ad judicia powers, in which case the term of effectiveness may be indefinite; and

II.

whenever the power of attorney has as an objective, the performance of an act that depends on prior authorization by the Board of Directors, it shall only be granted upon such authorization, which shall be mentioned in the instrument of power of attorney.

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SECTION III

CONSELHO FISCAL

ARTICLE 42 –

The Company’s Conselho Fiscal shall operate on a permanent basis and shall be composed of five members and an equal number of alternates, shareholders or not, resident in Brazil and appointed by the General Shareholders’ Meeting, with the attributions as provided for by law.

PARAGRAPH ONE – For the appointment of members of the Conselho Fiscal, the rules set forth in Article 32 regarding appointment of the members of the Board of Directors shall apply, to the extent that they are pertinent and do not conflict with the rules of this Article.

PARAGRAPH TWO – The Shareholders’ Meeting shall designate the Chairman of the body and its alternate, amongst the members elected.

PARAGRAPH THREE – With due regard for legal requirements, one of the members of the Conselho Fiscal and its alternate shall be independent from management, a non –shareholder with indisputable reputation and knowledgable on accounting, including U.S. accounting practices (US GAAP) (the “Specialist Member”); the Executive Committee shall suggest to the Shareholders’ Meeting a list of persons that fulfill these requirements, but the General Shareholders’ Meeting may elect persons that are not included in the list, provided that they fulfill the requirements hereof.

PARAGRAPH FOUR – In the event that the Company, as set forth in Article 55, comes to be controlled by a controlling shareholder or controlling company, as defined by law, then the minority shareholders shall have the right to separately elect one member and the respective alternate to the Conselho Fiscal, provided that such minority shareholders jointly represent 10% or more of the shares.

PARAGRAPH FIVE – The remuneration of the members of the Conselho Fiscal shall be established by the Shareholders’ Meeting that appoints them, with observance of legal requirements and limits and taking into account their experience, background and reputation. If the Shareholders’ Meeting deems convenient, the Specialist Member may receive remuneration that is differentiated from the other members, in order to make it compatible with the market remuneration paid to professionals with similar experience and level of specialization.

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ARTICLE 43 –

The Conselho Fiscal shall meet on a regular basis every quarter of the fiscal year to analyze the quarter balance sheets and other financial statements periodically prepared by the Company, and on a special basis whenever convened by its Chairman, by its own initiative or upon request of any one of its members.

PARAGRAPH ONE – The special meetings shall be called by means of a written communication containing the place, date and time of the meeting, as well as its agenda.

PARAGRAPH TWO – The meetings of the Fiscal Committee shall be installed with the presence of at least three members or alternates, and the Conselho Fiscal shall resolve by vote of the majority of the members present.

ARTICLE 44 –	The legal provisions and the provisions of these By –Laws concerning the Conselho Fiscal shall be regulated by its internal regulations, to be approved by such body.

PARAGRAPH ONE  – The Chairman of the Conselho Fiscal shall transmit to all members of the body the communications received from the administrative bodies and from the independent auditors, and forward to the administrative bodies requests received from its members.

PARAGRAPH TWO – The members of the Conselho Fiscal shall perform their functions in the interest of the Company, even if elected by a group or class of shareholders.

PARAGRAPH THREE  – Based on the illegality of the act and upon a justified decision, the Conselho Fiscal may refuse to transmit a request for information, clarification, special financial statements or assessment of specific facts.

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PARAGRAPH FOUR  – The Conselho Fiscal shall perform the functions of “Audit Committee” as set forth in U.S. legislation, particularly the Sarbannes –Oxley Act. For this purpose, it shall also perform the following functions, in addition to the attributions ascribed to it by Law No. 6,404/76:

	a)	to present recommendations to the Board of Directors for the choice or replacement of the external auditing company, and in what concerns its remuneration;

	b)	to supervise the work of the external auditors and to render opinion on the contracting of other services with the external auditing company;

	c)	to take initiatives and measures necessary for acknowledgement and assessment of complaints related to matters concerning the financial statements, internal controls and external auditing; and

	d)	to mediate any conflicts and controversies between the Company’s Management and the independent auditors.

SECTION IV

MEETINGS OF THE ADMINISTRATIVE BODIES

PERIODICITY OF THE MEETINGS

ARTICLE 45 –

All administrative bodies of the Company shall meet on a regular basis four times a year, according to a schedule to be disclosed always in the first month of each fiscal year by the Chairman of the respective body, and on a special basis whenever necessary.

CONVENANCE

ARTICLE 46 –

The administrative officers of the Company shall be called personally, in writing, for the respective meetings of the bodies with at least five days advance, by means of a letter, telegram, fax, email or any other form that enables proof of receipt of the call notice by the addressee.

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PARAGRAPH ONE – The call notice shall be accompanied by the agenda to be discussed and examined in the meeting, as well as all of the support documents that may be necessary.

PARAGRAPH TWO – The meetings of administrative bodies may be installed regardless of call if all members of the body are present to it.

QUORUM FOR INSTALLATION AND RESOLUTION

ARTICLE 47 –

The meetings of the administrative bodies may only be installed and may only resolve upon the presence of the majority of its respective members; an administrative officer shall be considered present at the meeting if it participates by telephone conference call, or any other means that enables identification of the Board Member and simultaneous communication with all of the other persons present to the meeting.

ARTICLE 48 –	With due regard to exceptions set forth in these By –Laws, the resolutions of the meetings of the administrative bodies shall be taken by majority vote of the parties present.

CHAPTER VI

FINANCIAL STATEMENTS AND

DISTRIBUTION OF PROFITS

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 49 –	The fiscal year begins on January 1 and ends on December 31 of each year.

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PARAGRAPH ONE – At the end of each fiscal year, the Executive Committee shall provide for the preparation of the following financial statements, in observance with the applicable legal provisions:

	I.	balance sheet;

	II.	statement of changes in net worth;

	III.	statement of income of the fiscal year;

	IV.	statement of origin and application of funds; and

	V.	statement of cash flow.

PARAGRAPH TWO – Together with the financial statement for the fiscal year, the Board of Directors shall present to the Annual Shareholders’ Meeting a proposal for allocation to be given for the Company’s net profits, in observance with the provisions of these By –Laws and of the law.

MANDATORY DIVIDEND

ARTICLE 50 –

The shareholders shall be entitled to receive, in each fiscal year, a mandatory dividend corresponding to a percentage equivalent to 25% of the net income for the fiscal year, adjusted according to the following rules:

I – The net income for the fiscal year shall be reduced or increased by the following amounts:

a) the amount allocated for accrual of the legal reserve; and

b) the amount allocated for accrual of the reserve for contingencies and reversal of such reserve accrued in previous fiscal years;

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II – The payment of the dividend determined on the terms of item I may be limited to the amount of the net income that has been realized for the period, provided that the difference is recorded as reserve for profits to be realized;

III – The profits recorded in the reserve for profits to be realized, when realized and when not absorbed by losses in previous periods, shall be added to the first dividend declared after the realization.

PARAGRAPH ONE – The dividend provided for in this Article shall not be mandatory for a fiscal year when the Board of Directors informs the Annual Shareholders’ Meeting that it is incompatible with the financial situation of the Company; the Conselho Fiscal shall render an opinion in that sense and the Company’s management shall send to the CVM, within five days following the Shareholders’ Meeting, a presentation justifying the information transmitted to the Shareholders’ Meeting.

PARAGRAPH TWO – Any profits that are not distributed on the terms of Paragraph One shall be recorded as a special reserve and, if not absorbed by losses in subsequent periods, shall be distributed as dividend as soon as the Company’s financial situation allows.

PARAGRAPH THREE – The Board of Directors may pay or credit interest on equity in each fiscal year, as set forth in the income tax legislation, upon ratification of the Annual Shareholders’ Meeting that examines the financial statements for the period.

PARAGRAPH FOUR – Interest on equity shall be attributed to the dividends declared by the Company.

RESERVE FOR INVESTMENT AND WORKING CAPITAL

ARTICLE 51 –

The Company shall maintain an Investment Reserve, which formation may, upon proposal by the Board of Directors correspond to a portion of up to 75% of the adjusted net income for each period, with the purpose to: (i) ensure funds for investments in permanent assets, without prejudice to the retention of profits pursuant to Article 196 of Law No. 6,404/76; (ii) strengthen working capital; and, (iii) utilize in redemption, reimbursement or acquisition of shares of the Company’s capital.

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PARAGRAPH ONE – With observance to the legal applicable limit, the reserve may not exceed 80% of the Company’s capital stock.

PARAGRAPH TWO – Upon proposal of the Board of Directors, the Shareholders’ Meeting may at any time distribute dividends to be paid against the reserve referred to in this Article, or allocate its balance, either totally or in part, to the increase of capital stock, including upon bonification of shares.

INTERIM DIVIDENDS

ARTICLE 52 –

The Board of Directors may prepare semi –annual balance sheets and declare interim dividends. It may also prepare balance sheets and distribute dividends at shorter intervals, provided that all of the dividends paid in each six –month periods of the fiscal year do not exceed the amount of the capital reserves.

SOLE PARAGRAPH – The Board of Directors may declare dividends to be charged against the retained earnings account or to profit reserves existing in the previous annual or semi –annual balance sheet.

PROFIT SHARING

ARTICLE 53 –	The Shareholders’ Meeting may ascribe to profit sharing to the Company’s management, provided that it is in observance with the legal limit.

PARAGRAPH ONE – The profit sharing may only be ascribed to in a period in which the mandatory dividend referred to in Article 50 is distributed to the shareholders.

PARAGRAPH TWO – Whenever the Company pays interim dividends based on the profit assessed in a semi –annual balance sheet, which corresponds to an amount of at least 25% of the net income for the period, calculated as set forth in Article 52, the Board of Directors may resolve, upon ratification of the Shareholders’ Meeting, to share profits with the managers regarding such six –month period.

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CHAPTER VII

PROTECTION MECHANISMS

MONITORING OF EQUITY INTERESTS

ARTICLE 54 –

In addition to Paragraph Two of Article 8 and Paragraph Two of Article 11, and without prejudice to the other provisions of these By –Laws, the Company, through a task force coordinated by the Officer for Investor Relations, shall monitor the changes in the equity interests held by the Company’s shareholders, thus preventing and, as the case may be, denouncing, on the terms of Paragraph One below, violation to these By –Laws and to the applicable legal and regulatory provisions, as well as to suggesting to the Shareholders’ Meeting the application of the penalties provided under Article 17 of these By –Laws.

PARAGRAPH ONE – If at any time the Officer for Investor Relations identifies a violation to any of the restrictions concerning the limit of shares held by one same shareholder or Group of Shareholders, it shall immediately inform such circumstances: (i) to the Chairman of the Board of Directors; (ii) to the Director appointed by the Federal Government, as holder of the common Golden share; (iii) to the Chief Executive Officer; (iv) to the members of the Conselho Fiscal; (v) to BOVESPA; and (vi) to CVM.

PARAGRAPH TWO – The Officer of Investor Relations has the right to request that the shareholders or Groups of Shareholders of the Company inform the composition of their direct and/or indirect equity holding, as well as the composition of their direct and/or indirect block of control and, if applicable, the actual or legal corporate and business group to which they belong.

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PUBLIC TENDER OFFER IN CASE OF SUBSTANTIAL

ACQUISITION OF EQUITY INTEREST

ARTICLE 55 –

Any shareholder or Group of Shareholders that acquires or becomes the holder, for any reason of: (i) 35% or more or the total shares issued by the Company; or (ii) of other rights, including usufruct and trust, over shares issued by the Company that represent more than 35% of its capital (“Acquiring Shareholder”), shall, within a maximum period of 15 days from the date of acquisition or of the event that results in the ownership of the shares or rights in a quantity greater than the stipulated limits, submit to the Federal Government, as holder of the common Golden share, through the Ministry of Finance, a request to make of a public tender offer for acquisition of the totality of the shares issued by the Company, with observance of the provisions of applicable regulations, the regulations of BOVESPA and the terms herein.

PARAGRAPH ONE – The Federal Government, as holder of the common Golden share, shall have full discretion to accept or deny the request for conduction of the public offer. If the request is accepted, the Acquiring Shareholder shall make the tender offer within 60 days as of the date of approval, proceeding as set forth herein. If the request is denied, the Acquiring Shareholder, within a period of 30 days from the communication of the denial, shall sell all of the shares that exceed the limit established in the main provision of this Article.

PARAGRAPH TWO – The Acquiring Shareholder shall send to the Chief Executive Officer of the Company a copy of all documents related to the request to make a public tender offer that were delivered to the Federal Government or that were sent by the latter.

PARAGRAPH THREE – During the period comprised between the request to make the public tender offer and the reply from the Federal Government, whether positive or negative, the Acquiring Shareholder may not acquire or sell any shares or convertible securities issued by the Company.

PARAGRAPH FOUR – The price for acquisition in the public tender offer for each share issued by the Company may not be inferior to the result obtained from the application of the following formula:

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OPA Price = Value of the Share + Premium

where:

“OPA PRICE” corresponds to the acquisition price for each share issued by the Company in the public tender offer of shares provided under this Article.

“VALUE OF THE SHARE” corresponds to the greater value  between: (i) the highest unit quotation of the shares issued by the Company during the 12 –month period prior to the conduction of the OPA (Public Tender Offer of Shares) among values recorded in any stock exchange in which the mentioned shares were traded; (ii) the highest price paid by the Acquiring Shareholder, during the 36 –month period prior to the conduction of the OPA, for a share or tranche of shares issued by the Company; (iii) the amount equivalent to 14.5 times the Consolidated Average EBITDA of the Company, as defined below, reduced by the net consolidated indebtedness of the Company, divided by the total number of shares that it has issued; and (iv) the amount equivalent to 0.6 times the amount of firm backlog orders of the Company, according to the last information disclosed by the latter, reduced by the net consolidated indebtedness of the Company, divided by the total number of shares issued by the Company.

“PREMIUM” corresponds to 50% of the Value of the Share.

“RESTATED EBITDA OF THE COMPANY” means the restated operating profit of the Company before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as assessed based on the restated financial statements for the most recent complete  fiscal year of the Company, already audited and published.

“AVERAGE RESTATED EBITDA OF THE COMPANY” means the arithmetic average of the restated EBITDAs of the Company for the two most recent complete fiscal years.

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PARAGRAPH FIVE – For purposes of Paragraph Four above, in the case of shares represented by depositary receipts (including shares related to the Depositary Receipt programs), the unit quotation for the share shall be determined by the division: (i) of the quotation for the respective deposit receipt in the market in which it is being traded; by (ii) the number of shares represented by the receipt.

PARAGRAPH SIX – The launch of the public tender offer of shares mentioned in the main provision of this Article does not preclude the possibility of another shareholder of the Company to launch a competing tender offer, as set forth in the applicable regulations.

PARAGRAPH SEVEN – The Acquiring Shareholder shall comply with any requests or requirements sent to CVM within the timeframes prescribed in the applicable regulations.

PARAGRAPH EIGHT – The public tender offer shall necessarily observe the following principles and procedures, in addition to others expressly provided in Article 4 of CVM Instruction No. 361, of March 5, 2002, as the case may be:

I.	be addressed indistinctively to all shareholders of the Company;

II.	be carried out in an auction to be conducted in the BOVESPA;

III.

be conducted in a way that assures equal treatment for the addressees, by providing them with adequate information concerning the Company and the offering party, and with the elements necessary for taking a considered and independent decision as to acceptance of the public offer;

IV.	be immutable and irrevocable after publication of the public notice for the offer, pursuant to CVM Instruction No. 361/02;

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V.

be launched at the price determined according to the provisions of this Article and paid in Brazilian legal currency, in consideration for the acquisition of the shares issued by the Company in the public offer; and

VI.

be supported by an appraisal report of the Company, prepared by an institution with international reputation, independence and proven experience in the economic/financial valuation of public companies, prepared in accordance with the criteria set forth in Article 8 of CVM Instruction No. 361/02, with observance of the criteria established in Paragraph Four above for determination of the minimum price for the offer.

PARAGRAPH NINE – In the event that the Acquiring Shareholder fails to comply with the obligations set forth herein, including in what concerns the compliance with deadlines: (i) for request of authorization by the Federal Government to make the public tender offer; (ii) to conduct the public offering for purchase of shares; or (iii) for compliance with any requests or requirements of CVM, the Board of Directors of the Company shall convene a Special Shareholders’ Meeting in which the shareholder or Group of Shareholders in question shall be hindered from voting, to resolve on the suspension of the exercise of its shareholder’s rights, as provided under Article 17 of these By –Laws.

PARAGRAPH TEN – For purposes of calculation of the 35% percent of the total of the shares issued by the Company described in the main provision of this Article, the involuntary percentage increases in participation in the capital stock resulting from cancellation of treasury shares shall not be computed.

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CHAPTER VIII

DELISTING AND

WITHDRAWAL FROM THE NOVO MERCADO

ARTICLE 56 –

The cancellation of registration of the Company with the CVM as a public company shall be subject to compliance with the provisions of Article 4 of Law No. 6,404/76, of the regulations of CVM and of the regulations of BOVESPA’s Novo Mercado.

CHAPTER IX

ARBITRATION TRIBUNAL

ARTICLE 57 –

Any dispute or controversy related to the construction or application of rules and provisions of the Regulations for Listing in BOVESPA’s Novo Mercado, of these By –Laws, of Law No. 6404, of December 5, 1976, of normative acts issued by  Conselho Monetário Nacional, by the Central Bank of Brazil and by CVM, as well as BOVESPA Regulations and other rules applicable to the operation of the capital markets in general, or deriving therefrom, shall be resolved through an arbitration proceeding conducted in accordance with the Regulations of the Chamber of Arbitration of the Market instituted by the BOVESPA.

SOLE PARAGRAPH – The provisions of this Article shall not apply in the event of a dispute or controversy related to or deriving from the common Golden share held by the Federal Government, or concerning its rights and prerogatives, on the terms of the Law or of these By –Laws, which shall be submitted to the jurisdiction of the Central Courts of the Judicial District of Brasília (Federal District).

CHAPTER X

TEMPORARY PROVISIONS

ARTICLE 58 –

The Board of Directors, elected on the date of approval of these By –laws shall have a term of office of three years, until the Annual Shareholders’ Meeting that approves the financial statements for the fiscal year ended December 31, 2008. As from such Shareholders’ Meeting, the term of office of the Board of Directors shall be that established in Article 28 above.

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ARTICLE 59 –

The Executive Committee, elected on the first meeting of the Board of Directors held after the approval of these By –laws shall have a term of office of three years, until the Meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting that approves the financial statements for the fiscal year ended December 31, 2008. As of that Meeting, the term of office of the Executive Committee shall be the one established in Article 37 above.

PARAGRAPH ONE – The Chairman of the Board of Directors, elected pursuant to Article 58, shall accumulate the office of Chief Executive Officer until the first Meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting that approves the financial statements for the fiscal year ended December 31, 2006, when the Board of Directors shall elect the new Chief Executive Officer, for a term of office lasting until the first Meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting that approves the financial statements for the fiscal year ended December 31, 2008.

PARAGRAPH TWO – Until the Annual Shareholders’ Meeting that approves the financial statements for the fiscal year ended on December 31, 2006, the quorum set forth in Paragraph One of Article 34 regarding dismissal of Executive Officers, shall be the majority of the members of the Board of Directors.

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Free Translation
from the Portuguese

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
PUBLIC COMPANY

CNPJ no. 60.208.493/0001-81
NIRE no. 35.300.026.420

MINUTES N. 001/2006 – BOOK 12
MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS
HELD ON JANUARY 19, 2006

Date, Time and Place: On January 19, 2006, at 5:00 p.m., at the head offices of the Company, located at Av. Brigadeiro Faria Lima, no. 2,170, in the City of São José dos Campos, State of São Paulo.

Attendance: Members of the Board of Directors of the Company signing below, being also present: (i) in accordance with Article 163, paragraph 3, of the Law no. 6,404/76, all members of the Fiscal Committee; (ii) Mr. Antonio Luiz Pizarro Manso, Corporate Vice-President and Investors Relations Officer; (iii) Mr. Elias Cerqueira, representative of the specialized company ACAL Consultoria e Auditoria S/S; and (iv) Mr. Matheus Villares, representative of the specialized company Goldman Sachs & Companhia.

Call Notice: Call notice sent in accordance with article 19 of the By-laws of the Company, via electronic mail sent to the members of the Board of Directors on January 13, 2006, which will be filed at the head offices of the Company.

Desk:
Chairman – Vitor Sarquis Hallack
Secretary – Flávio Rímoli

Proposal of the Board of Directors: Initially, the Chairman informed that the Executive Committee of the Company presented to the Board of Directors, on January 17, 2006, a proposal (“Proposal of the Executive Committee”), which will be filed at the head offices of the Company, related to the merger of the Company with and into Rio Han Empreendimentos e Participações S.A. (“Rio Han”), a company with its head offices located in the City of São José dos Campos, State of São Paulo, at Av. Brigadeiro Faria Lima, 2,170, Building F56, ground floor, room 2,656, enrolled with the Brazillian Taxpayer’s Registry CNPJ/MF under No. 07.689.002/0001-89 (the “Merger”). In order to support such proposal, the Executive Committee submitted to the Directors the draft Protocol of Merger and Justification (“Merger Agreement”), together with all exhibits thereto, including valuation, reports, financial-economical analyses, and a proposal for an amendment to the by-laws of Rio Han, attached hereto as Exhibit I.

Fiscal Committee: Additionally, the Chairman informed that the Conselho Fiscal (Fiscal Council), in a meeting held on the date hereof, rendered favorable opinion to the Merger, based on the Proposal of the Executive Committee, the Merger Agreement and its respective exhibits, thus recommending the shareholders of the Company to approve the transaction.

Agenda: (1) to ratify the appointment, by the Executive Committee, of ACAL Consultoria e Auditoria S/S (“ACAL”) and Goldman Sachs & Companhia (“GS”), specialized companies responsible for the preparation of the valuations of the Company and Rio Han under different criteria (“Appraisals”), as follows: (i) ascertainment by ACAL of the net book value of Embraer, based on the financial statements dated on 09.30.2005, as audited by Deloitte Touche Tohmatsu Auditores Independentes, in order to determine the amount of the corporate capital increase of Rio Han resulting from the Merger; (ii) appraisal by ACAL of the Company and of Rio Han, based on their respective book value as appraised on 09.30.2005, in accordance with the same criteria and on the same base-date, at market prices, according to Article 264 of the Law no. 6,404/76; and (iii) economical and financial analyses of the Company by GS, in order to determine the exchange rate of shares issued by the Company for shares issued by Rio Han;

(2) to render an opinion regarding the valuation reports attached to the Merger Agreement, for future presentation to the Company’s General Shareholders’ Meeting;

(3) to discuss and approve the Merger Agreement, for future presentation to the General Shareholders’ Meeting;

(4) to render an opinion, for future presentation to the General Shareholders’ Meeting, regarding the Merger, based on the Proposal of the Executive Committee and the Merger Agreement, which was prepared pursuant to Articles 224 and 225 of the Law no. 6,404/76 and Instruction CVM 319/99;

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(5) to discuss and decide on the proposal to be presented to the General Shareholders’ Meeting of the Company, before the other items of the agenda, to amend the By-laws of the Company, which shall include a temporary provision to allow the participation of the totality of the shareholders of the Company, regardless of the class or type of shares held by them, in relation to the Merger, in line with the best practices of corporate governance recommended by Comissão de Valores Mobiliários –  CVM;

(6) to acknowledge and approve the contents of the Notice to Market (of material fact) related to the Merger to be disclosed by the Company; and

(7) to call a General Shareholders’ Meeting to, considering the Proposal of the Executive Committee, as well as the resolutions taken on this Meeting, deliberate on the approval of items (1) through (6) of the Agenda.

Resolutions: After analysis of the items of the agenda, the Proposal of the Executive Committee and the documents related thereto by the members of the Board of Directors, the following resolutions were unanimously approved:

(1) ratification of the appointment of the specialized companies: (a) ACAL Consultoria e Auditoria S/S, company with its head offices in the city of São Paulo, State of São Paulo, at Av. Paulista, no. 2300, Pilotis, room 60, enrolled with the Brazillian Taxpayer’s Registry CNPJ/MF under No. 28.005.734/0003-44 and before the Accountants’ Sectional Council CRC under No. 2RJ001144/F-4, chosen to perform the accounting valuation of the Company’s net worth on 09.30.2005 – base date selected for the Merger – and preparation of the corresponding valuation report, which will provide a basis for determinations of Rio Han’s capital increase resulting from the Merger, as well as to value the Company and Rio Han based on their respective shareholders’ equity, in accordance with the same criteria and on the same base date, at market prices, according to Article 264 of Law no. 6,404/76, and preparation of the correspondent valuation report; and (b) Goldman Sachs & Companhia, company with head offices in the city of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitschek, No. 510 – 6th floor, enrolled with the Brazillian Taxpayer’s Registry CNPJ/MF under No. 30.892.178/0001-55, responsible for analyzing the Company to determine the exchange ratio of shares and ADS issued by Embraer – shares to be extinguished due to the Merger – for new shares or ADS, as the case may be, issued by Rio Han;

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(2) approval of the presentation to the General Shareholders’ Meeting of the Valuation Reports, which are attached to the Merger Agreement as Exhibits I, II, III and IV thereto, prepared by the specialized companies whose appointment, duly ratified by the Board of Directors, is set forth in item (1) above;

(3) approval of the terms and conditions of the Merger Agreement, which copy is attached hereto, to be executed by the Officers of the Company and Rio Han, and the subsequent presentation of such document for approval at the General Shareholders’ Meeting;

(4) approval of the proposal to be presented to the General Shareholders’ Meeting regarding the Merger of the Company with and into Rio Han, including the exchange ratio of the shares of the Company for shares issued by Rio Han, authorizing the Executive Officers of the Company to practice all necessary acts for the Merger;

(5) approval of the proposal to be presented to the General Shareholders’ Meeting of the Company, before to the other items of the agenda, to include a temporary provision in the by-laws of the Company, in order to extend voting rights to the totality of the shareholders of the Company, regardless of the class or type of share held by them, in all resolutions related to the Merger, thus following the best practices of corporate governance recommended by Comissão de Valores Mobiliários, in the following wording:

“CHAPTER VII. TEMPORARY PROVISIONS. Art. 35 – The preferred shares issued by the Company shall have voting rights, in the same conditions as the common shares, exclusively for voting on the matters regarding the approval of the merger of Embraer by Rio Han Empreendimentos e Participações S.A. and all other resolutions related thereto, in accordance with the Proposal of the Executive Committee dated as of January 13, 2006, as approved by the Board of Directors on January 16, 2006 (hereinafter together referred to as “Proposal for Merger”).

Art. 36 – The Proposal for Merger shall be submitted for approval by all shareholders of the Company in two different stages. In the first stage, the Proposal for Merger will be submitted for approval by all shareholders of the Company, excluding the controlling shareholders, Cia. Bozano, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and Fundação Sistel de Seguridade Social (the “Current Controlling Shareholders”), which will not vote on this initial stage.

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Paragraph 1 – In the event that any of the matters regarding the Proposal for Merger are rejected by shareholders representing the majority of the outstanding shares (i.e., all common and preferred shares issued by the Company outstanding in the market, including ADS, but excluding those held by the Company´s management and by the current Controlling Shareholders), the Current Controlling Shareholders shall vote in order to reject the Proposal for Merger.

Paragraph 2- In case the Proposal for Merger is not rejected in the first voting stage by the majority of the outstanding shares of the Company, the Current Controlling Shareholders shall be free to vote at their discretion.”

(6) approval of the terms of the Notice to Market (material fact) to be published by the Company, attached hereto as Exhibit II, in view of resolutions above taken, and in accordance with the requirement of paragraph 4 of article 157 of Law no. 6.404/76 and in Instructions CVM no. 319/99 and 358/02; and

(7) convene a General Shareholders’ Meeting of the Company to be held on first call on March 31, 2006, in order to discuss the matters listed in items (1) through (5) above, being the Board of Directors entitled to, until March 24, 2006, decide to postpone the General Shareholders’ Meeting, due to the fact that the approval of the Merger and other related matters are conditioned upon registration with the U.S. Securities and Exchange Commission (“SEC”).

Filed documents: All documents mentioned herein, duly initialed by the members of the Desk shall be filed in the Company’s head offices.

Termination: There being no further business, the meeting was adjourned and the resolutions of this meeting were drafted in the form of minutes, signed by everyone present.

São José dos Campos, January 19, 2006.

/s/ Vitor Sarquis Hallack	/s/ Flávio Rímoli

Vitor Sarquis Hallack	Flávio Rímoli
Chairman	Secretary

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Members of the Board of Directors:

/s/ Vitor Sarquis Hallack	/s/ Wilson Carlos Duarte Delfino

Vitor Sarquis Hallack	Wilson Carlos Duarte Delfino

/s/ Maysa Oliveira da Volta	/s/ Carlyle Wilson

Maysa Oliveira da Volta	Carlyle Wilson

/s/ Carlos Alberto Cardoso Moreira	/s/ Sergio Álvaro da Fonseca Pinho

Carlos Alberto Cardoso Moreira	Sergio Álvaro da Fonseca Pinho

/s/ Neimar Dieguez Barreiro	/s/ Christian Paul Maurice Gras

Neimar Dieguez Barreiro	Christian Paul Maurice Grãs

/s/ Paulo César de Souza Lucas	/s/ Rubens A. Barbosa

Paulo César de Souza Lucas	Rubens A. Barbosa

/s/ Mauricio Novis Botelho	/s/ Claudemir Marques de Almeida

Maurício Novis Botelho	Claudemir Marques de Almeida

Members of the Fiscal Committee Present:

/s/ José Mauro Laxe Vilela	/s/ Celene Carvalho de Jesus

José Mauro Laxe Vilela President	Celene Carvalho de Jesus Member

/s/ Geraldo Humberto de Araújo	/s/ Jorge Khalil Miski

Geraldo Humberto de Araújo Member	Jorge Khalil Miski Member

/s/ Taiki Hirashima

Taiki Hirashima
Member

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Member of the Executive Committee Present:

/s/ Antonio Luiz Pizarro Manso

Antonio Luiz Pizarro Manso Corporate Executive Vice President

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Free Translation
From the Portuguese

PROTOCOL OF MERGER AND JUSTIFICATION OF
EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A. WITH AND
INTO RIO HAN EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

Under this private agreement, the managers of the companies below,

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A., a public company with head offices in the City of São José dos Campos, State of São Paulo, at Av. Brigadeiro Faria Lima, 2,170, enrolled with CNPJ/MF under no. 60.208.493/0001-81, with articles of incorporation filed with the Commercial Registry of the State of São Paulo – JUCESP, under NIRE 35.300.026.420, represented herein in accordance with its By-laws (“Embraer” or “Merged Company”); and

RIO HAN EMPREENDIMENTOS E PARTICIPAÇÕES S.A., a closed company with head offices in the City of São José dos Campos, State of São Paulo, at Av. Brigadeiro Faria Lima, 2,170, building F56, ground floor, room 2,565, enrolled with the CNPJ/MF under no. 07.689.002/0001-89, with articles of incorporation filed with the Commercial Registry of the State of São Paulo – JUCESP under NIRE 35.300.325.761, represented herein in accordance with its By-laws (“Rio Han”, “New Embraer” or “Mergor Company” and, together with Embraer, the “Companies”),

WHEREAS:

(A)          The development of new products by Embraer, as well as the sustainability, growth and continuity of its businesses and activities depends on the improvement of its capacity to access the national and international capital markets, to allow for the raising of funds;

(B)          The current capital structure of Embraer not only limits such access to the capital markets, but also precludes the obtaining of higher stock liquidity, since it restricts the adoption of higher corporate governance standards, including, for example, the granting of voting rights to all shareholders and the strengthening and independence of its management;

(C)          As a result of the transaction described herein, New Embraer will become the first major Brazilian company with dispersed capital and decision-making powers only exercised by Brazilian shareholders. The new structure will also allow the Rio Han to be listed on the BOVESPA’s Novo Mercado segment, thus increasing the liquidity and market valuation of its shares, by improving the corporate governance standards arising from the extension of voting rights to all shareholders of New Embraer (the “Restructuring”);

(D)          The above mentioned proposal, as structured by the management of the Companies, will represent a landmark in the Brazilian capital market, not only for mechanisms introduced to restrict the acquisition of control and hostile take over, but also due to the high levels of corporate governance to be implemented, both initiatives without precedent in Brazil;

(E)          Rio Han is a privately-held company, whose only shareholders are Cia. Bozano (“Bozano”), Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (“Previ”) and Fundação Sistel de Seguridade Social (“SISTEL” and, collectively, the “Controlling Shareholders”), which was specifically organized to serve as a vehicle for the transactions described herein; and

(F)          The management of Rio Han and Embraer, after conducting the necessary studies, believes that the implementation of the transactions described herein will benefit the Companies, their shareholders and the market in general;

the Companies hereby DECIDE, based on articles 224, 225, 227 and 264 of Law 6,404/76 (the “Brazilian Corporation Law”) and CVM Instruction no. 319/99, to enter into this Protocol of Merger and Justification of Embraer – Empresa Brasileira de Aeronáutica S.A. into Rio Han Empreendimentos e Participações S.A. (the “Merger Agreement”), which terms and conditions shall guide the proposal of the Merger to be submitted to the shareholders of each of the Companies, as follows:

1.	DESCRIPTION OF THE TRANSACTION

1.1.

This Protocol provides for the merger of Embraer with and into its controlling shareholder, Rio Han, which will succeed Embraer in all its rights and obligations, pursuant to articles 224, 225, 227 and 264 of the Brazilian Corporate Law (the “Merger”).

1.2.

As a preliminary measure to the Merger, the Controlling Shareholders, as sole shareholders of Rio Han, approved, on January 18, 2006, the capital increase of Rio Han, through the transfer of all the total common shares subject to the Shareholders’ Agreement of Embraer, entered into on July 24, 1997, as amended (“Control Shares” and “Shareholders’ Agreement”, respectively). As a result of such capital increase, Rio Han currently holds 60% of the voting capital and 20.16% of the total capital stock of Embraer, and holds the control of Embraer.

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1.3.

Upon approval of the Merger, both the Shareholders’ Agreement and Embraer will automatically cease to exist. The shareholders and holders of American Depositary Shares – ADS of the Merged Company, regardless of the type of shares held, will receive, respectively, common shares or ADS issued by New Embraer, according to the exchange ratio set forth in Section 6.4 below. The golden share issued by Embraer and held by the Federal Government (“Golden Share”) will be replaced by another golden share issued by New Embraer.

1.4.	The common and preferred shares issued by Embraer, as well as the ADS, will be replaced by voting common shares or ADS, as the case may be, issued by New Embraer.

1.5.	The By-laws of New Embraer will prohibit the issuance of preferred shares.

2.	RATIONALE, PURPOSES AND INTERESTS OF THE COMPANIES IN THE IMPLEMENTATION OF THE TRANSACTION

2.1.

The primary purpose of the Restructuring is to create a basis for the sustainability, growth and continuity of the business of Embraer, through its successor, New Embraer. Such goals will be achieved through a greater access of New Embraer to the capital markets, increase of its capacity for fund raising for the development of new products and expansion of its businesses and markets.

2.2.	The management of the Companies expect that the following benefits will result from the Restructuring:

(A)	Benefits to Embraer resulting from the Restructuring, after its merger into New Embraer:

(i)

To enhance the capacity to attract resources to support its expansion programs because of increased access to capital markets, currently limited due to: (a) the share control structure of the Embraer; and (b) the maximum proportion allowed by the Brazilian Corporate Law between common and preferred shares;

	(ii)	Possibility of use of New Embraer’s shares as acquisition currency of assets, which shall allow its potential international expansion.

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(B)	Benefits to the current shareholders of Embraer:

(i)

Extension of voting rights to all shareholders – including to the depositary of the ADR program, which will vote instructed by the ADS holders – since the shares of New Embraer will be common shares, thus allowing New Embraer’s admission to BOVESPA’s Novo Mercado segment;

	(ii)	Potential liquidity of shares, thus impacting its quotation on the stock exchanges;

	(iii)	Improvement of the corporate governance practices and higher transparency in the management of New Embraer; and

(iv)

For the Current Controlling Shareholders, establishment of a premium for the termination of the Shareholders’ Agreement and relinquishing of the control of Embraer. Based on the Restructuring proposal, such premium shall be attributed to the Control Shares upon the attribution of a differentiated exchange ratio when compared to that attributed to the other shares issued by Embraer, at the moment of the Merger.

(C)	Benefits to the Brazilian Capital Markets:

(i)

creation of the first major Brazilian company with dispersed corporate control and adequate structure to be listed on BOVESPA’s Novo Mercado, creating a standard that may be used as model for similar transactions; and

	(ii)	creation of a new corporate governance benchmark.

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	(D)	Benefits to the Federal Government:

		(i)	maintenance of the rights attributed to the Golden Share and improvement of the conditions for its application;

(ii)

assurance of the majority of voting rights being held by Brazilian shareholders, due to the limitation of foreign shareholders’ voting rights set forth in the By-Laws of New Embraer, in order to maintain the principle established in the Privatization Notice of Embraer;

		(iii)	control over the concentration of equity interest in the capital stock of New Embraer equal to or greater than 35%;

(iv)

statutory assurance of maintenance of a capital dispersed structure, due to the adoption of mechanisms restricting the number of votes that can be casted by each shareholder or group of shareholders; and

(v)

assurance that New Embraer will remain as the technological and industrial partner of the Brazilian Army strategic actions, thus taking into consideration the maintenance of the control of New Embraer with Brazilian shareholders and the strengthening of the rights of the Golden Share.

3.	NECESSARY APPROVALS

3.1.

On the date hereof, the Conselho Fiscal of Embraer analyzed the terms of the transaction and rendered a favorable opinion regarding the Merger and the contents of all documents related to the Proposal of the Executive Committee dated as of January 13, 2006 (“Proposal of the Executive Committee”), whose minutes were provided, as set forth in art. 163 of the Brazilian Corporate Law.

3.2.

Also on the date hereof, the Board of Directors of Embraer approved the execution of this Merger Agreement and all other documents related to the transaction, whose minutes were provided for further submission to the General Shareholders’ Meeting, in accordance with the Proposal of the Executive Committee of the Merged Company, dated as of January 13, 2006, as filed in the head offices of Embraer. On the same occasion, the Board of Directors decided to call the shareholders of the Embraer to approve the Merger proposal.

3.3.

The Merger will be submitted to the General Meetings of Embraer and Rio Han shareholders, which shall be called and convened as set forth in the Brazilian Corporate Law and the respective By-laws of the Companies.

3.4.

The effective holding of the General Shareholders’ Meetings of the Companies to approve the Restructuring and the subsequent issue of new shares and ADS by the Mergor Company is conditioned upon the registration of such securities with the U.S. Securities and Exchange Commission – SEC.

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4.	CAPITAL STOCK OF THE COMPANIES

4.1.	On the date hereof, the capital stock of Rio Han, fully paid-in, amounts to R$962,017,769.89, divided into 162,306,763 nominative common shares, no par, entirely held by the Controlling Shareholders.

4.2.

As set forth in Whereas “E” above, Rio Han has the sole purpose to serve as vehicle for implementation of the Restructuring, and has as its sole asset the Control Shares, not having any liability or obligation of any kind that could adversely impact its net equity.

4.3.

Rio Han holds, on the date hereof, 145,527,000 common shares issued by Embraer, corresponding to 60% of its voting capital and 20.16% of its total capital. These shares will be cancelled as a result of the Merger.

4.4.

On the date hereof, the capital stock of Embraer, fully paid-in, amounts to R$3,592,804,215.87 and comprises 721,832,057 nominative book-entry shares, no par, from which 242,544,447 are common shares, one is the Golden Share and 479,287,609 are preferred shares.

4.5.

On the date hereof, the Controlling Shareholders hold common and preferred shares of Embraer not subject to the Shareholders’ Agreement. These shares, as well as the other currently existing shares, will be cancelled as a result of the Merger and replaced by common shares issued by Rio Han, in observance with the exchange ratio established in Section 5.6 herein.

5.	VALUATION REPORTS AND EXCHANGE RATIO

Valuation Report of Market Value of Shareholders’ Equity

5.1.

As set forth in article 264 of the Brazilian Corporate Law, the valuation report of market value of shareholders’ equity of Embraer and Rio Han, for purposes of calculation of the withdrawal price described in item 9.7 below, was conducted by Acal Consultoria e Auditoria S/S (“ACAL”), with head offices in the City of São Paulo, State of São Paulo, at Av. Paulista, 2,300, Pilotis, Cj. 60, enrolled with CNPJ/MF under no. 28.005.734/0003-44, on January 18, 2006, according to the valuation reports attached hereto as Exhibits I and II. Such valuation reports were prepared according to the same criteria and same base date (September 30, 2005), based on the duly audited financial statements of the Merged Company and Rio Han. For such purposes, ACAL accounted the necessary adjustments in the balance sheets of Rio Han, in order to reflect the transfer of the Control Shares into its capital stock, dated as of January 18, 2006, having as assumptions that Rio Han: (i) has the Control Shares as its sole assets; and (ii) does not have any liability or obligations that could adversely affect its net equity. The results of the valuation carried out by ACAL are presented as follows:

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EXCHANGE RATIO – MARKET VALUE	EMBRAER	RIO HAN

Valuation of market value (in thousands of reais)	2,756,720.00	555,776.40
Shares comprising the capital stock	721,832,057	162,306,763
Exchange ratio of the common and preferred shares based on the valuation of market value	1.11543 shares of Rio Han for 1 share of Embraer

Valuation Report of Shareholders’ Equity

5.2.

The capital increase of Rio Han resulting from the Merger, as set forth in Section 7 below, will be calculated based on the Valuation Report of Shareholders’ Equity of Embraer, as prepared on January 18, 2006 by ACAL, above qualified, attached hereto as Exhibit III. The valuation carried out by ACAL was prepared based on the accounting net equity of Embraer, according to its balance sheet dated as of September 30, 2005, duly audited by Deloitte Touche Tohmatsu Auditores Independentes. According to this accounting valuation report, Embraer’s net equity on September 30, 2005 amounted to R$4,771,725,554.66.

Financial Analyses

5.3.

In order to support the determination of the exchange ratio between the shares issued by Embraer for those issued by Rio Han, Goldman, Sachs & Companhia, with head offices in the City of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitschek, 510, 6th floor, enrolled with the CNPJ/MF under no. 30.892.178/0001-55 (“Goldman Sachs”) was retained to prepare the financial analyses of Embraer (“Financial Analysis”) attached hereto as Exhibit IV.

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5.4.

The management of the Companies understand that, among the several valuation methods addressed in the Financial Analysis, the discounted cash flow method is the one which best reflects the value of the Merged Company and, consequently, of the Mergor Company, since the assets of the latter comprise exclusively the Control Shares held by the Controlling Shareholders.

5.5.

Considering that New Embraer: (i) has the sole purpose to serve as a vehicle for implementation of the Restructuring; (ii) has as sole assets the Control Shares; and (iii) does not have any liability or obligation of any kind which could adversely affect its net equity, the management of the Companies concluded that each share or ADS issued by Embraer not subject to the Shareholders’ Agreement, regardless of the type of share, will correspond to one common share or ADS issued by Rio Han.

5.6.

Consequently, the management of the Companies recommend that all shares or ADS issued by Embraer and not subject to the Shareholders’ Agreement be replaced by shares or ADSs issued by the Mergor Company, as follows:

SHAREHOLDER/HOLDER OF ADS OF EMBRAER	TYPE AND NUMBER OF SHARES/ADS ISSUED BY RIO HAN TO BE RECEIVED

Shareholder owner of one common share of Embraer	One common share of Rio Han
Shareholder owner of one preferred share of Embraer	One common share of Rio Han
Holder of one ADS of Embraer	One ADS of Rio Han

6.	PREMIUM PERCEIVED BY EMBRAER’S SHARES SUBJECT TO THE SHAREHOLDERS’ AGREEMENT

6.1.

Based on the contents of the Financial Analysis, the management of the Companies understands that there is a legitimate and justified expectation of the Current Controlling Shareholders that the Control Shares receive an amount higher than that applied to the other shares that are not subject to the Shareholders’ Agreement. The Merger will result in the dilution of New Embraer’s shareholding composition and, therefore, will equalize the amount of all New Embraer shares, granting to its shareholders, indistinctly, higher chances of influencing management.

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6.2.

The Financial Analysis examines the elements that would justify the payment of a premium of up to 24.4% to the holders of the Control Shares, on the valuation value of the shares of Embraer not subject to the Shareholders’ Agreement, regardless of their type.  The management of the Companies understands that the approval of the Restructuring proposal by the Current Controlling Shareholders provides incentives that justify the waiver of rights currently set forth in the Shareholders’ Agreement and the power to control the Company.

6.3.

On the other hand, the management of the Companies must consider the best interests of the Companies and the group represented by all their shareholders, without favoring any group, whether controlling or minority. Due to the assumptions above, and based on the opinions of the most renowned Brazilian scholars, the management of the Company and Rio Han proposed the implementation of the Restructuring, based on the following exchange ratio:

SHARE/ADS OF EMBRAER	TYPE AND NUMBER OF SHARES/ADS ISSUED BY RIO HAN TO BE RECEIVED

1 Control Share	1.1153 common shares
1 share/ADS not subject to the Shareholders’ Agreement	1 common share or ADS

6.4.

Due to the Restructuring: (i) the transfer of the Control Shares to the capital stock of the Mergor Company will be made at the ratio of 1.1153 share of New Embraer for each Control Share; and (ii) the Proposal of the Executive Committee and the Merger Agreement determine that, upon the Merger, each ADS or share of the Company not subject to the Shareholders’ Agreement, regardless of the type, will be replaced by one ADS or common share of New Embraer, as the case maybe, such proposal to be submitted to the shareholders of Embraer includes the concession of a premium of 9.0%, exclusively to the Control Shares.

6.5.

The implementation of the Restructuring will result in the increase in the interest participation of the Control Shares, from 20.16% of the Company’s capital stock to 21.97% of New Embraer’s capital stock. On the other hand, the interest of the shares not subject to the Shareholders’ Agreement, including those held by the Current Controlling Shareholders, will be reduced from 79.84% of the Company’s capital stock to 78.03% of New Embraer’s capital stock, resulting in a dilution of 2.3%.

6.6.

Embraer’s common and preferred shares held by the Current Controlling Shareholders, but not subject to the Shareholders’ Agreement, will not be entitled to the premium referred to above and will receive the same treatment given to the shares held by the non-controlling shareholders.

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7.	CAPITAL INCREASE OF RIO HAN

7.1.

The Merger will be effected by transferring the net assets of Embraer to Rio Han, as valued by ACAL based on the balance sheets of Embraer dated as of September 30, 2005, duly audited by Deloitte Touche Tohmatsu Auditores Independentes. The balances of the accounts of assets and liabilities of Embraer will be recorded in the accounting books of Rio Han with the necessary adjustments. The shares issued by Embraer and held by Rio Han will be cancelled.

7.2.

According to the valuation report prepared by ACAL, the net equity of Embraer to be merged into Rio Han, based on the balance sheet prepared on September 30, 2005, amounts to R$3,809,708,284.77, corresponding to the total net equity of Embraer, less the portion corresponding to the investment of Rio Han in Embraer’s capital stock. The net equity variation verified at Embraer between September 30, 2005, and the date the General Shareholders’ Meeting approves the Merger, will be appropriated by the Mergor.

7.3.

As a result of the Merger, Rio Han will succeed Embraer in all its assets, rights and obligations, without interruption of corporate continuity. Upon the approval of the Merger, Embraer will cease to exist for all legal purposes. The shareholders of Embraer will become shareholders of Rio Han based on the exchange rate determined herien and proportionally to their equity interest.

7.4.

Therefore, as a result of the Merger, the capital stock of Rio Han will be increased by R$3,809,708,284.77, from R$962,017,769.89 to R$4,771,726,054.66, and the shares issued by Rio Han subscribed by Embraer, to be distributed amongst the shareholders of the latter, may vary based on the decision of the common shareholders of Embraer to exercise or not exercise their withdrawal right due to the Merger.

7.5.	After the Merger, the capital stock of New Embraer will comprise 738,611,819 common shares and one Golden Share, all nominative, book-entry and with no par value.

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8.	SHARES TO BE RECEIVED BY THE PREFFERRED SHAREHOLDERS OF EMBRAER DUE TO THE MERGER

8.1.

The common and preferred shares issued by Embraer, as well as the ADS, will be exclusively replaced by common shares or ADS, as the case may be, issued by Rio Han; therefore, the preferred shareholders of Embraer will no longer be granted, as of the Merger, with the following rights: (i) priority in capital reimbursement; and (ii) priority in receiving dividends per share 10% higher than those granted to the common shares, acquiring, however, voting rights.

8.2.

The management of the Companies consider equitable the application of the same exchange rate between the Company’s common and preferred shares (ADS included) and New Embraer’s shares and ADS, since the equity losses suffered by the preferred shares (including those in form of ADS) of Embraer will be offset against the acquisition of the voting rights granted to the shareholders of Rio Han.

8.3.

New Embraer’s shares and ADS issued on behalf of the Company’s shareholders as a result of the Merger will be entitled to all rights prescribed in New Embraer’s By-Laws, and will have full participation in the financial results for 2006.

9.	DISSENTERS’ OR APPRAISAL RIGHTS

9.1.

The Merger will grant appraisal rights to the shareholders of the Merged Company who expressly disagree with the proposal within 30 days as from the publication of the minutes of the General Shareholders’ Meeting which approves the Merger Agreement, and the payment of the respective reimbursement will depend on the effective conclusion of the transaction, as set forth in article 230 of the Brazilian Corporate Law.

9.2.

In accordance with article 137, item II of the Brazilian Corporate Law, the withdrawal rights are not granted to holders of shares of any type that cumulatively presents: (i) liquidity, typified by the listing of such shares in a trading index; and (ii) dispersed ownership, in which case the controlling shareholder, the controlling company or other companies under its control, hold less than half of the shares of such type or class.

9.3.

Both Embraer’s common shares and preferred shares are listed in the Bovespa Index, but only preferred shares are dispersely held. Accordingly, appraisal rights will be assured to the shareholders of Embraer’s common shares who timely and formally express their disagreement with the Merger, being these shareholders entitled to claim the auditing of the special balance sheet of Embraer, as set forth in paragraph 2 of article 45 of Law 6,404/76, for purposes of calculation of the reimbursement price.

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9.4.

The express disagreement will be considered as timely if received within 30 days as from the publication of the minutes of the General Shareholders’ Meeting of the Company that approves the Merger. In the cases in which auditing of the special balance sheet is requested, according to paragraph 2 of article 45 of the Brazilian Corporate Law, the shareholder will receive 80% of the reimbursement price, and the balance, if any, will be paid within 120 days from the date of the resolution in the respective Meeting, as set forth in paragraph 3 of article 137 of the Brazilian Corporate Law.

9.5.

The appraisal rights of Embraer’s shareholders dissenting from the Merger will be limited to the shares held by these shareholders until the day of the first publication of the call notice to the General Shareholders’ Meeting, and cannot be exercised in relation to the shares purchased afterwards, as set forth in paragraph 1 of article 137 of the Brazilian Corporate Law.

9.6.

Since the Merger involves two companies respectively controlled by and controller of each other, pursuant to article 264 of the Brazilian Corporate Law, ACAL must determine, based on the valuation report mentioned in item 5.1 above, the shareholders’ equity of the Companies on the base date September 30, 2005, as indicated in line “1” of the following chart:

		EMBRAER	RIO HAN

(1)	Market value per share	R$3.82	R$3.42
(2)	Exchange ratio at market value (article 264 of the Brazilian Corporation Law)	1 share of Embraer for each 1,1153 shares of New Embraer
(3)	Exchange ratio proposed at economic value (per share)	1 share of New Embraer for each share of Embraer
(4)	Reimbursement price per share calculated based on the Embraer’s book value	R$6.61
(5)	Reimbursement price per share calculated based on the Embraer’s market value	R$3.82

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9.7.

As set forth in the main section and paragraph 3 of article 264 of the Brazilian Corporate Law and considering that the exchange ratio of Embraer’s shares for New Embraer’s shares proposed in line 2 above is more benefic than the one proposed in line 3 above, the reimbursement to the shareholders of Embraer that timely and formally express their disagreement with the Merger will be guaranteed and made based on the greater of the following amounts: (i) Embraer’s book value, calculated on September 30, 2005, as presented in line “4” of the chart above; and (ii) Embraer’s market value, calculated on September 30, 2005, as presented in line “5” of the chart above.

10.	PROPOSAL REGARDING RENAMING OF RIO HAN

10.1.

Upon approval of the Merger, Rio Han will be renamed as “Embraer – Empresa Brasileira de Aeronáutica S.A.”, thus assuming the name of the Merged Company, provided that such change is subject to the approval of the General Shareholders’ Meeting of Rio Han that approves the Merger, in accordance with the Brazilian Corporation Law.

11.	BOARD OF DIRECTORS OF RIO HAN – GENERAL RULE AND TRANSITION PERIOD

11.1.

The proposed By-laws of New Embraer sets forth that, after the Merger, the Board of Directors of New Embraer will be comprised of 11 members and respective alternates.  The Federal Government, as holder of the Golden Share, will have the right to appoint one member and respective alternate, and the employees of New Embraer will have the right to appoint two (2) members and their alternates. The eight (8) remaining members and their alternates will be elected by the other shareholders, gathered at the General Shareholders’ Meeting, in due observance to the vote limitations mentioned in Section 14 below.

11.2.

According to the Novo Mercado Regulation, the members of the Board of Directors will have a unified two year term.  However, in order to ensure the stability of the social businesses and the continuity of management guidelines during the period immediately subsequent to the Restructuring approval, the first term of the Board of Directors will be of three (3) years, ending at the Annual General Shareholders’ Meeting which approves the financial statements for the fiscal year ended in 2008. This measure intends to avoid any breach in short and medium-term strategies already planned by the current management, in addition to provide for the Company’s transition to the new structure without prejudice to the its business.

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11.3.

Additionally, in order to ensure the stability and continuity of the management during the transition period above mentioned, the members of the Board of Directors of New Embraer will be elected at the General Shareholders’ Meeting of Rio Han immediately before the decision on the approval of the Merger.

11.4.

The first term of office of the Board of Directors will comprise the transition period following the Merger.  The management of Rio Han believes that its shareholders will appoint Mr. Maurício Novis Botelho (Brazilian, married, engineer, resident and domiciled in the city of São Paulo, State of São Paulo, bearer of the identity card RG no. 01.641.893-1 IFP/RJ, enrolled before the CPF/MF under no. 044.967.107-06 – current Chief Executive Officer of the Company) as the Chairman of the Board of Directors of Rio Han, who will then also being appointed as Chief Executive Officer of Rio Han, in accordance with the rules mentioned above.  The other positions in the Board of Directors will be filled by one member appointed by the Federal Government; two members appointed by the Company’s employees; and one member will be appointed by each one of the Current Controlling Shareholders.  Four members shall be independent, thus not related to Rio Han, the Company or the Current Controlling Shareholders, following the criteria set forth in the Novo Mercado Regulation.

11.5.

After the approval of the Merger by the General Shareholders’ Meeting of Rio Han, a meeting of the Board of Directors of Rio Han will be held for the election of the Officers. The Officers’ term will follow the same criteria applicable to the Board of Directors, including in what concerns the initial period of three years after the Restructuring.  After the transition period, the terms of the members of the Board of Directors and Executive Board will be of two years and necessarily concurring.  Until the Annual Shareholders’ Meeting to be held in 2009, the quorum for dismissal of members of the Executive Committee shall be the majority of the members of the Board of Directors.

11.6.

The Chairman of the Board of Directors of New Embraer, Mr. Maurício Novis Botelho, above qualified, will also be its Chief Executive Officer until the Ordinary General Meeting at which it will decide on the financial statements for the fiscal year ended on December 31, 2006, as part of the procedures to ensure the coordinated and stable transition of New Embraer to the dispersed control environment.  After the mentioned Shareholders’ Meeting, the Board of Directors of New Embraer will appoint a new Chief Executive Officer, and it will be expressly prohibited to accumulate seats in Board of Directors and Executive Committee of said company.

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12.	PROPOSAL FOR LISTING OF RIO HAN AS A PUBLIC COMPANY

12.1.

Upon implementation of the Merger described herein, and as the last step in the Restructuring process, a proposal for listing of New Embraer as a public company with be submitted to its General Shareholders’ Meeting. The listing of New Embraer shall be implemented within 120 days as of the General Shareholders’ Meeting that approves the Merger, pursuant to paragraph 3 of article 223 of the Brazilian Corporate Law.

12.2.	The shares issued by New Embraer will be listed at BOVESPA’s Novo Mercado segment, and the ADSs program currently in force in Embraer will be implemented in New Embraer.

13.	PROPOSAL FOR LOCK UP OF THE SHARES HELD BY THE CONTROLLING SHAREHOLDERS AND ADMINISTRATORS

13.1.

Immediately after the approval of the Merger, a proposal will be submitted to the General Shareholders’ Meeting of New Embraer, in order to confirm that, within six months as from the Merger, the Current Controlling Shareholders, as shareholders of New Embraer, and the Management of New Embraer cannot trade the shares held by them in the capital stock of New Embraer.

13.2.

Besides showing to the market that the Current Controlling Shareholders and the management remain committed to New Embraer and believe in its future, this measure intends to prevent the sale of a volume of shares of New Embraer immediately after approval of the transaction which may adversely impact the quotation of its shares in the market.

14.	PROPOSED RESTATEMENT OF THE BYLAWS OF NEW EMBRAER

14.1.

Before the approval of the Merger, the General Shareholders’ Meeting of Rio Han will resolve on the approval of the new By-laws of New Embraer, in accordance with the proposed By-laws attached hereto as Exhibit V.

14.2.

After the Restructuring, the By-laws of New Embraer will have provisions to assure: (i) the adoption of best practices of corporate governance; (ii) the maintenance of the shareholding control dilution among its shareholders; and (iii) the limitation to the participation of foreign shareholders in the social meetings, thus ensuring that the Brazilian Shareholders will maintain the majority of the voting rights therein, in accordance with the restrictions created when Embraer was privatized.

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14.3.	Among other matters, including those related to the management of New Embraer, as described in Clause 11 above, the By-laws after the Merger will include the following provisions:

(A)

General Limitation to the Exercise of Voting Rights at General Meetings. The maximum number of votes allowed to any shareholder (or group of shareholders) at any General Shareholders’ Meeting of New Embraer will correspond to 5% of the capital stock, regardless of the number of shares or ADS held by such shareholder. This measure, set forth based on article 110, paragraph 1 of the Brazilian Corporate Law, intends to avoid the excessive concentration of shares in the hands of a sole shareholder or group of shareholders. With due observance to the privileges granted to the Golden Share, which aims to avoid the excessive concentration of shares in the hands of one shareholder or group of shareholders, as set forth in item (C) hereunder, this restriction does not impose any limitation to the ownership of shares or to the economical rights of the shares, including in relation to the distribution of dividends.

(B)

Limitation to the Exercise of the Voting Rights of Foreign Shareholders at General Meetings. In addition to the limitation described above, imposed to all shareholders of New Embraer, the total votes that may be cast in any General Shareholders’ Meeting by foreign shareholders, individually or collectively, will be limited to 40% of the total votes present at such meeting. The inclusion of such limitation in the By-Laws of New Embraer takes into consideration the principles established in the Privatization Notice of Embraer, as published in the Official Gazette dated April 4, 1994, and ratified by the Attorney General’s Office in the Opinion GQ-215, of January 6, 2000, approved by the Presidency of the Federative Republic of Brazil on January 17, 2000, according to the order published in the Official Gazette dated January 20, 2000, which limits the participation of foreign shareholders to 40% of Embraer’s voting capital. Therefore, the limitation to the exercise of the political rights of the foreign shareholders of New Embraer will be maintained, however without any prejudice or limitation to the free float of these shares, or the economical and equity rights inherent to them.

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(C)

Federal Government Approval for Acquisition of Equity Interest Equal or Higher than 35% of the Capital Stock and Requirement of a Public Tender Offering for Acquisition of Shares. The acquisition of interest in amounts equal or higher than 35% of the capital stock of New Embraer, whether in shares or ADS, by any shareholder or group of shareholders, will be subject to the approval of the Federal Government. In case an authorization by the Federal Government is obtained, such increase in participation will also be subject to a Public Tender Offer for Acquisition of Shares (OPA) of the total shares and ADS of New Embraer, at the price calculated based on the criteria established in the By-Laws. This mechanism ensures, at once, that: (i) the Federal Government will have the control over the acquisition of interest equal or higher than 35% of the capital stock of New Embraer; and (ii) in case such authorization is granted, the other shareholders of New Embraer may sell their shares to the offering shareholder.

(D)

Rights of the Golden Share. Besides the provisions set forth in item (C) above, the By-Laws of New Embraer maintain all prerogatives currently granted to the Federal Government, as holder of the Golden Share, as established in the Privatization Notice, and, furthermore, assures the veto right, by the Federal Government, in any decision related to: (i) changes in the vote restrictions described in items (A) and (B) above; (ii) statutory amendments involving changes to the rights granted to the Golden Share; and (iii) statutory changes to the provisions related to the acquisition of interest equal or higher than 35% of the capital stock.

(E)

Monitoring of Equity Shareholdings. Without prejudice to the other legal duties, the Officer of Investor Relations of New Embraer will be responsible to coordinate a force task in charge of monitoring alterations in New Embraer’s shareholding composition, whether in relation to the equity interest held by each shareholder or group of shareholders (including ADS holders) of New Embraer, or in relation to the shareholders’ nationality, alerting to the proper authorities possible breaches to the By-Laws.

(F)

Breaches to Legal and Statutory Provisions. Pursuant to article 120 of the Brazilian Corporate Law, the violations with the law or the By-Laws of New Embraer will subject the violating shareholder to the suspension of its political rights (i.e., the temporary loss of its voting rights), upon decision of the General Shareholders’ Meeting in this sense, such suspension to be ceased as soon as the obligation is complied with. The provision mentioned above is also included in the proposed By-Laws of New Embraer, in order to emphasize that such measure may also be adopted upon proposal of the management of New Embraer, in case of breach to the statutory provisions, especially those mentioned in items (A), (B), (C) and (D) above.

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14.4.	The By-laws of New Embraer will prohibit issuance of preferred shares.

15.	GENERAL PROVISIONS

15.1.

The Companies may reconsider the Merger proposal described herein in the case the reimbursement price to be paid deriving from the withdrawal rights exercised by the disagreeing common shareholders of Embraer risks the financial stability of the merged company resulting from the Merger, as set forth in paragraph 3, article 137, of the Brazilian Corporate Law.

15.2.	Upon approval of the Merger by the shareholders of the Companies, the related managements shall register and publish all acts related to the Merger.

15.3.	All valuations, evaluations, opinions, documents, proposals and proposed By-laws related to the Merger are attached to and are an integral part of this Protocol for all legal purposes.

15.4.	The Companies and their respective managements hereby elect the Forum of São Paulo for settlement of any doubts that may result from this Merger Agreement.

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São José dos Campos, January 19, 2006.

/s/Antonio Luiz Pizarro Manso
EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

/s/Antonio Luiz Pizarro Manso
RIO HAN EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

Witnesses:

1. _____________________________________
Name:
Id.:
CPF/MF:

2. _____________________________________
Name:
Id.:
CPF/MF:

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EXHIBIT I

VALUATION REPORT OF MARKET VALUE OF SHAREHOLDERS’ EQUITY
OF EMBRAER PREPARED BY ACAL

EXHIBIT II

VALUATION REPORT OF MARKET VALUE OF SHAREHOLDERS’ EQUITY
OF RIO HAN PREPARED BY ACAL

EXHIBIT III

SHAREHOLDERS’ EQUITY VALUATION REPORT OF EMBRAER PREPARED BY ACAL

EXHIBIT IV

FINANCIAL ANALYSES REGARDING THE RESTRUCTURING OF THE
CAPITAL STOCK OF EMBRAER PREPARED BY GOLDMAN SACHS

EXHIBIT V

PROPOSED BY-LAWS OF RIO HAN AFTER THE MERGER

20

VALUATION REPORT OF MARKET VALUE OF SHAREHOLDERS’ EQUITY
EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
CNPJ/MF 60.208.493/0001-81

          ACAL CONSULTORIA E AUDITORIA S/S, a company specialized in valuations, with office at Avenida Paulista 2300, andar Pilotis – conj. 60, São Paulo – SP, registered with the CRC/SP (Regional Accounting Council of São Paulo State) under number 2RJ001144/F-4, and registered in the CNPJ (National Register of Legal Entities) of the Ministry of Finance under number 28.005.734/0003-44, and whose technical person in charge is Mr. Elias da Silveira Cerqueira, after having conducted the necessary studies and research, hereby presents the Valuation Report of the Market Value of the Shareholders’ Equity of EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A, a corporation with principal place of business at Av. Brigadeiro Faria Lima, 2.170, – São José dos Campos - SP, registered in the CNPJ/MF under number 60.208.493/0001-81, for purposes of its merger with and into the holding company Rio Han Empreendimentos e Participações S.A.

This valuation report is divided into sections as follows:

•	Objectives
•	Bases and Approaches for the Valuation
•	Approach Adopted and Summary of Work Performed
•	Conclusion

I.     OBJECTIVES

          The purpose of this Valuation Report is to record the valuation, at market value, of the shareholders’ equity of EMBRAER for purposes of its merger with and into the holding company (Rio Han), as a result of a corporate reorganization, of EMBRAER in accordance with the requirement of article 264 of Law No. 6404/76, and according to the methodology established in article 183, § 1, of the same law. There were also observed, the technical requirements from the Instruction CVM No. 319 issued on December 3rd 1999, and the related update from the Instructions CVM No. 320/99 and 349/01.

II.     BASES AND APPROACHES FOR THE VALUATION

          Determining the value of a company’s shares is subject to different variables, as well as various uncontrollable factors, considering that it will always take certain subjective aspects into account. As examples, we cite some of the main aspects that affect such determination:

EMBRAER Empresa Brasileira de Aeronáutica S.A.
Shareholders’ Equity Valuation Report – Market Value
Base Date September 30, 2005
2

(a)	The perspectives of the owners versus the perspectives of a potential buyer;
(b)	The economic conditions that allowed for past results may be better or worse in the future;
(c)	Political and economic conditions, which may fluctuate completely out of control;
(d)	The strategic interests of economic groups or specific programs, such as the privatization program;
(e)	The existence of several valuation approaches that generate quite different results.

          Accordingly, the work of determining the value of shares in capital is not precise, and contains subjective aspects, depending on the owner’s expectations and the use of the shares.

          However, there are various approaches used to estimate the fair value of shares. Although such approaches vary in their applicability, depending on specific facts and circumstances, they may at least indicate a range of reasonable values for a preliminary determination of such value.

2.1.     EXAMPLES OF APPROACHES BASED ON THE VALUE OF NET ASSETS

Equity Valuation

This valuation approach is used to determine the fair market value of specific assets, provide a basis for certain adjustments to net book value (as mentioned above) and as a starting point to estimate the liquidation value. In addition, equity valuation also provides an adequate basis for the business’ value and is frequently used in negotiations of companies, with the value being adjusted according to applicable depreciations and obsolescence.

Liquidation Value

The liquidation value has been used as a basis for negotiations of prices and, therefore, represents an initial range of interest to both buyers and sellers.

The liquidation value is determined through the estimate of the value of the company’s assets, assuming its conversion into currency in a reasonably short period of time, deducting all the company’s obligations, as well as the liquidation cost of the business, including valuation fees, brokerage commissions, taxes and legal fees.

The liquidation value may be determined considering both an orderly liquidation as well as a faster and forced liquidation of the business. This last approach will obviously result in a lower value.

However, this criterion would not be the most adequate one for purposes of valuation of shares in companies with ongoing operating activities.

EMBRAER Empresa Brasileira de Aeronáutica S.A.
Shareholders’ Equity Valuation Report – Market Value
Base Date September 30, 2005
3

2.2.     EXAMPLES OF METHODS BASED ON RETURN ON INVESTMENT

Price/Profit Ratio

For publicly-trade companies, the price/profit ratio is known and could easily be used to obtain the estimated value of the shares of such companies, through the multiplication of the price/profit by the expected aggregated results. The average price/profit for the industry or for several comparable publicly-trade companies may be used to arrive at an indication of the value. Often, a shareholder control premium is added to this estimated value.

A valuation through the price/profit approach may also be used to estimate the value of a certain company. Assuming a profit growth rate estimated by the current shareholders and a return on investment desired by the acquirer, the latter may determine the multiple of profit that would still allow it to achieve its return target. This approach allows the buyer to determine the price it is willing to pay, to compare it with that desired by the seller.

Discounted Net Cash Flow

The analysis of discounted net cash flow may be used to estimate the value of a company and, consequently, its shares, based on the present value of its cash flow estimates. In theory, this approach should result in the same value as that determined using the price/profit ratio, since the latter reflects the current perception of how much a company will be worth in the future.

In practice, this analysis is growingly used to determine a company’s value because it is based on an effective estimate of cash flows, incorporating factors such as cost reductions due to synergies, product development, etc., and not on the simple market perception of future profits for the company. Other factors that affect the stock market and, consequently, the price/profit ratio, are also eliminated in the analysis of the discounted cash flow.

EMBRAER Empresa Brasileira de Aeronáutica S.A.
Shareholders’ Equity Valuation Report – Market Value
Base Date September 30, 2005
4

III.     APPROACH ADOPTED AND SUMMARY OF WORK PERFORMED

          As mentioned previously, there are various approaches to determine a company’s market value.

          To determine the value of EMBRAER’s shareholders’ equity at market prices, as of September 30, 2005, considering its characteristics as an operating company and a holding company, the application of the usual criteria for valuation of assets inevitably entails determining the value of the investments that the company holds in its subsidiaries EMBRAER Aircraft Holding, EMBRAER Liebherr Equip. Brasil, EMBRAER Representation LLC, EMBRAER Spain Holding CO and HARBIM Embraer Airc. Ind. Co. These investments, in the amount of R$ 948,770,000, as of the valuation date, equal 6.74% of the company’s total assets, therefore being significant assets in the value of the shareholders’ equity of the investor (EMBRAER).

          For purposes of this Report, we adopted as valuation criterion, as prescribed by  article 264 of the Law 6.404/76, the adjustment to market value of EMBRAER`s and its subsidiaries net assets, on the base date September 30 2005, and the recognition of these adjustments, under the equity method, in the shareholders’ equity of EMBRAER.

          The market value adjustment of the net assets of the parent company EMBRAER and its subsidiaries took into consideration legal definitions and precepts, notably article 264 of Law No. 6404/76, and according to the approach established in article 183, § 1, of the same law. That methodology consider that the assets have to be evaluated by their net market value for the purpose to be sold to a third party, assuming that the company will stop its operations immediately.

          Under the provisions of this article, market value is considered:

(a)	For raw materials and storeroom supplies, the price at which they may be replaced, through purchase in the market;
(b)	For goods and rights intended for sale, the net realization price through sales to the market, less taxes and other expenses necessary for the sale, and the profit margin;
(c)	For investments, the net value at which they can be sold to third parties.

          Within the parameters defined for the preparation of this valuation, the determination of the equity value – net value at market prices – of the shareholders’ equity of EMBRAER and its subsidiaries, as of the base date of September 30, 2005, is also based on a limited review performed by our firm on these companies’ financial statements, as of that date.

EMBRAER Empresa Brasileira de Aeronáutica S.A.
Shareholders’ Equity Valuation Report – Market Value
Base Date September 30, 2005
5

This procedure was performed according to certain generally accepted auditing standards and, accordingly, included tests on the accounting records necessary in the circumstances for the specific purpose of determining the equity value – at market prices of said equity. These examinations found that the aforementioned records and elements were in accordance with all legal formalities, including regarding the observance of generally accepted accounting principles, being uniform and consistently applied by the entity. In addition, the financial statements of the parent company EMBRAER and its subsidiaries have been examined by other independent auditors as of September 30, 2005, whose Auditor’s Reports dated November 10th 2005 were unqualified.

          These audited financial statements, as of the aforementioned base date, with the purpose of showing the assets stated with the respective realization values, already contain, for example, the following provisions:

–	Allowance for doubtful accounts;
–	Provision for adjustment to realization value;
–	Provision for depreciation; and
–	Provision for amortization.

          In addition, in order to adjust the aforementioned financial statements to market price, as shown in the following table, we added adjustments in the following accounts:

–	Prepaid expenses
–	Deferred tax assets calculated on tax losses, available for offset against future income
–	Unamortized goodwill/negative goodwill on the acquisition of investments
–	Deferred assets

EMBRAER Empresa Brasileira de Aeronáutica S.A.
Shareholders’ Equity Valuation Report – Market Value
Base Date September 30, 2005
6

The adjustments performed by us are as follows:

Description	Value - R$1,000.00

Value of Book Shareholders’ Equity of EMBRAER as of 09/30/2005	4,771,726
(-) Debit Adjustments to Shareholders’ Equity:	(2,146,399)
Write-off of deferred income tax and social contribution(Current Assets)	(207,816)
Write-off of prepaid expenses (Current Assets)	(239,021)
Write-off of deferred income and social contribution taxes (Long-Term Liabilities)	(294,547)
Write-off of prepaid expenses (Long-Term Liabilities)	(151,442)
Write-off of deferred assets	(1,149,861)
Equity loss on adjustments to shareholders’ equity of Harbim	(134)
Equity loss on adjustments to shareholders’ equity of Liebherr	(31,048)
Equity loss on adjustments to shareholders’ equity of Aircraft	(23,128)
Equity loss on adjustments to shareholders’ equity of Aviation Europe	(3,370)
Write-off of unrecoverable escrow deposits	(46,032)
(+) Credit Adjustments to Shareholders’ Equity:	131,393
Equity gain on adjustments to shareholders’ equity of Spain Holding	50,903
Tools recorded in deferred charges	80,490

Value of shareholders’ equity of EMBRAER adjusted to market value as of 09/30/2005	2,756,720

          In light of the above, and considering the provisions of Article 8 of Law No. 6404, of December 15, 1976, and subsequent amendments, verifications were performed on the accounting books and records that gave rise to the Balance Sheet, as well as the respective documents that gave rise to it, although based on selective tests and by sampling.

          For all legal purposes, ACAL states that: (i) it has no direct or indirect interest in any of the companies involved in this work or in their operations, and there is no significant circumstance that may characterize a conflict of interest for the issuance of this Report; and (ii) there has been no attempt by EMBRAER’s controlling shareholders or management to direct, limit, hinder, or perform any action that might have affected the access to and the use and knowledge of any information, assets, documents or work methodologies relevant to our conclusions.

EMBRAER Empresa Brasileira de Aeronáutica S.A.
Shareholders’ Equity Valuation Report – Market Value
Base Date September 30, 2005
7

IV.     CONCLUSION

          After the due technical examinations and verifications we performed on EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A., and based on the data referred to in this Valuation Report, we consider that the company’s shareholders’ equity, valued based on the equity value approach – net value at market prices, as of September 30, 2005 is two billion, seven hundred fifty-six million, seven hundred twenty thousand Brazilian reais (R$2,756,720,000.00).

          The document referred to as Appendix I – Shareholders’ Equity at Market Price of EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A. - as of September 30, 2005, is an integral part of this Valuation Report.

          This being our best technical understanding, we hereunder sign this Valuation Report.

São Paulo, January 18, 2006.

ACAL Consultoria e Auditoria S/S
CRCSP- 2RJ001144/F-4

Elias da Silveira Cerqueira
Partner in Charge
Certified Accountant CRCSP – 1RJ053136/T-O

EMBRAER Empresa Brasileira de Aeronáutica S.A.
Shareholders’ Equity Valuation Report – Market Value
Base Date September 30, 2005
8

APPENDIX I

EMBRAER – Empresa Brasileira de Aeronáutica S.A.

SHAREHOLDERS’ EQUITY AT MARKET PRICES
(Amounts in thousands of Brazilian reais – R$1,000.00)
As of September 30, 2005

		ADJUSTMENTS
	Book Value					Market Price
		Debit		Credit

ASSETS
Total current assets	6,667,009	—		446,837		6,220,172
Cash and Cash Equivalents	893,618					893,618
Trade accounts receivable	1,629,432					1,629,432
Allowance for doubtful accounts	(10,434)					(10,434)
Recoverable taxes	88,150					88,150
Other Credits	211,729					211,729
Inventories	3,407,677					3,407,677
Deferred income taxes	207,816			207,816	(a)	—
Prepaid expenses	239,021			239,021	(b)	—
Total long-term assets	4,682,165	—		492,021		4,190,144
Recoverable Taxes	1,660					1,660
Accounts receivable from subsidiaries	4,092,601					4,092,601
Guarantee deposits	78,176					78,176
Other credits	63,739			46,032	(k)	17,707
Deferred income taxes	294,547			294,547	(c)	—
Prepaid expenses	151,442			151,442	(d)	—
Total fixed assets	2,727,624	131,393		1,207,541		1,651,476
Investments	948,770			134	(f)	941,993
				31,048	(g)
		50,903	(h)
				23,128	(i)
				3,370	(j)
Property, Plant and Equipment	628,993	80,490	(l)			709,483
Deferred charges	1,149,861			1,149,861	(e)	—

TOTAL ASSETS	14,076,798	131,393		2,146,399		12,061,792

EMBRAER Empresa Brasileira de Aeronáutica S.A.
Shareholders’ Equity Valuation Report – Market Value
Base Date September 30, 2005
9

	Book Value	ADJUSTMENTS				Market Price

		Debit		Credit

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	4,684,033	—		—		4,684,033
Loans	1,164,902					1,164,902
Suppliers	1,140,766					1,140,766
Accounts Payable	117,315					117,315
Contributions from partners	10,008					10,008
Accounts payable to subsidiaries	231,864					231,864
Advances from Customers	865,866					865,866
Taxes and social Charges Payable	71,123					71,123
Other Provisions	685,593					685,593
Contingencies	170,987					170,987
Dividends	100,730					100,730
Deferred income taxes	124,879					124,879
Total long-term liabilities	4,621,039	—		—		4,621,039
Loans	2,319,175					2,319,175
Accounts Payable	12,345					12,345
Accounts Payable to Subsidiaries	238,286					238,286
Contributions from Partners	231,722					231,722
Advances from Customers	229,776					229,776
Long-term refinanced taxes	104,732					104,732
Contingencies	1,139,468					1,139,468
Deferred income taxes	345,535					345,535
Total shareholders’ equity	4,771,726	2,146,399		131,393		2,756,720
Capital	3,580,851					3,580,851
Capital Reserves	142,250					142,250
Income Reserves	903,500					903,500
Retained earnings	145,125	207,816	(a)	50,903	(h)	(1,869,881)
		239,021	(b)	80,490	(l)
		294,547	(c)
		151,442	(d)
		1,149,861	(e)
		134	(f)
		31,048	(g)
		23,128	(i)
		3,370	(j)
		46,032	(k)

TOTAL LIABILITIES	14,076,798	2,146,399		131,393		12,061,792

EMBRAER Empresa Brasileira de Aeronáutica S.A.
Shareholders’ Equity Valuation Report – Market Value
Base Date September 30, 2005
10

Nature of Adjustments:

a)	Write-off of deferred income and social contribution taxes (Current Assets)
b)	Write-off of prepaid expenses (Current Assets)
c)	Write-off of deferred income and social contribution taxes (Long-Term Assets)
d)	Write-off of prepaid expenses (Long-Term Assets)
e)	Write-off of deferred assets
f)	Equity loss on adjustments to shareholders’ equity of Harbim
g)	Equity loss on adjustments to shareholders’ equity of Liebherr
h)	Equity gain on adjustments to shareholders’ equity of Spain Holding
i)	Equity loss on adjustments to shareholders’ equity of Aircraft Holding
j)	Equity loss on adjustments to shareholders’ equity of Aviation Europe
k)	Write-off of unrecoverable escrow deposits
l)	Tools recorded in deferred assets.

*********

VALUATION REPORT OF MARKET VALUE OF SHAREHOLDERS’ EQUITY
OF RIO HAN EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
CNPJ/MF 07.788.085/0001-63

          ACAL CONSULTORIA E AUDITORIA S/S, a company specialized in valuations, with office at Avenida Paulista 2300, andar Pilotis - conj. 60, São Paulo – SP, registered with the CRC/SP (Regional Accounting Council of São Paulo State) under number 2RJ001144/F-4, and registered in the CNPJ (National Register of Legal Entities) of the Ministry of Finance under number 28.005.734/0003-44, and whose technical person in charge is Mr. Elias da Silveira Cerqueira, after having conducted the necessary studies and research, hereby presents the Valuation Report of the Market Value of the Shareholders’ Equity of RIO HAN EMPREENDIMENTOS E PARTICIPAÇÕES S.A., a corporation with principal place of business at Av. Brigadeiro Faria Lima, 2.170, prédio F56, sala 2656, São José dos Campos - SP, registered in the CNPJ/MF under number 07.689.002/0001-89 (“Rio Han”), to establish the merger with one of the Company’s subsidiaries – Embraer – Empresa Brasileira de Aeronáutica S.A.

This valuation report is divided into sections as follows:

•	Objectives
•	Bases and Approaches for the Valuation
•	Approach Adopted and Summary of Work Performed
•	Conclusion

I.          OBJECTIVES

          The purpose of this Valuation Report is to record the valuation, at market value, of the shareholders’ equity of Rio Han for purposes of merger with a subsidiary (Embraer), due to a corporate reorganization involving Rio Han and Embraer, in accordance with the requirement of article 264 of Law No. 6404/76, and according to the methodology established in article 183, § 1, of the same law. The provisions contained in CVM Instruction No. 319, of December 3, 1999, with the due amendments enacted by CVM Instructions No. 320/99 and 349/01, were also observed.

II.          BASES AND APPROACHES FOR THE VALUATION

          Determining the value of a company’s shares is subject to different variables, as well as various uncontrollable factors, considering that it will always take certain subjective aspects into account. As examples, we cite some of the main aspects that affect such determination:

Rio Han Empreendimentos e Participações S.A.
Valuation Report of Market Value of Shareholders’ Equity (Pro-forma)
As of September 30, 2005
2

(a)	The perspectives of the owners versus the perspectives of a potential buyer;

(b)	The economic conditions that allowed for past results may be better or worse in the future;

(c)	Political and economic conditions, which may fluctuate completely out of control;

(d)	The strategic interests of economic groups or specific programs, such as the privatization program; and

(e)	The existence of several valuation approaches that generate quite different results.

          Accordingly, the work of determining the value of shares in capital is not precise, and contains subjective aspects, depending on the owner’s expectations and the use of the shares.

          However, there are various approaches used to estimate the fair value of shares. Although such approaches vary in their applicability, depending on specific facts and circumstances, they may at least indicate a range of reasonable values for a preliminary determination of such value.

2.1.     EXAMPLES OF APPROACHES BASED ON THE VALUE OF NET ASSETS

Equity Valuation

This valuation approach is used to determine the fair market value of specific assets, provide a basis for certain adjustments to net book value (as mentioned above) and as a starting point to estimate the liquidation value. In addition, equity valuation also provides an adequate basis for the business’ value and is frequently used in negotiations of companies, with the value being adjusted according to applicable depreciations and obsolescence.

Liquidation Value

The liquidation value has been used as a basis for negotiations of prices and, therefore, represents an initial range of interest to both buyers and sellers.

The liquidation value is determined through the estimate of the value of the company’s assets, assuming its conversion into currency in a reasonably short period of time, deducting all the company’s obligations, as well as the liquidation cost of the business, including valuation fees, brokerage commissions, taxes and legal fees.

The liquidation value may be determined considering both an orderly liquidation as well as a faster and forced liquidation of the business. This last approach will obviously result in a lower value.

Rio Han Empreendimentos e Participações S.A.
Valuation Report of Market Value of Shareholders’ Equity (Pro-forma)
As of September 30, 2005
3

However, this criterion would not be the most adequate one for purposes of valuation of shares in companies with ongoing operating activities.

2.2     EXAMPLES OF METHODS BASED ON RETURN ON INVESTMENT

Price/Profit Ratio

For publicly-traded companies, the price/profit ratio is known and could easily be used to obtain the estimated value of the shares of such companies, through the multiplication of the price/profit by the expected aggregated results. The average price/profit for the industry or for several comparable publicly-traded companies may be used to arrive at an indication of the value. Often, a shareholder control premium is added to this estimated value.

A valuation through the price/profit approach may also be used to estimate the value of a certain company. Assuming a profit growth rate estimated by the current shareholders and a return on investment desired by the acquirer, the latter may determine the multiple of profit that would still allow it to achieve its return target. This approach allows the buyer to determine the price it is willing to pay, to compare it with that desired by the seller.

Discounted Net Cash Flow

The analysis of discounted net cash flow may be used to estimate the value of a company and, consequently, its shares, based on the present value of its cash flow estimates. In theory, this approach should result in the same value as that determined using the price/profit ratio, since the latter reflects the current perception of how much a company will be worth in the future.

In practice, this analysis is growingly used to determine a company’s value because it is based on an effective estimate of cash flows, incorporating factors such as cost reductions due to synergies, product development, etc., and not on the simple market perception of future profits for the company. Other factors that affect the stock market and, consequently, the price/profit ratio, are also eliminated in the analysis of the discounted cash flow.

Rio Han Empreendimentos e Participações S.A.
Valuation Report of Market Value of Shareholders’ Equity (Pro-forma)
As of September 30, 2005
4

III.          APPROACH ADOPTED AND SUMMARY OF WORK PERFORMED

          As mentioned previously, there are various approaches to determine a company’s market value.

          For the purpose of this report, we adopted as valuation criterion, in accordance with article 264 of Law No. 6.404/76 the adjustment to market value of the net assets of Rio Han, as of September 20, 2005, except in regard to Rio Han’s interest in Embraer, adding to 145,527,000 registered common shares, which make up its control block and represent 20.16% of its capital. These shares have been transferred to the company’s capital valuated on the date this report was written. Thus, this Report contemplates Rio Han’s net assets as of September 30, 2005, adjusted by the effect of the capital subscription of Issued Embraer shares on that date.

          Within the parameters defined for the preparation of this valuation, the determination of the market value of the shareholders’ equity of Rio Han, as of September 30, 2005, is also based on a limited review performed by us on the company’s financial statements, duly audited as of that date. This procedure was performed according to certain generally accepted auditing standards and, accordingly, included tests on the accounting records necessary in the circumstances for the specific purpose of determining the equity value – at market prices of said equity. These examinations found that the aforementioned records and elements were in accordance with all legal formalities, including regarding the observance of generally accepted accounting principles, being uniform and consistently applied by the entity. In addition, the financial statements of the subsidiary Embraer and its main investees have been audited by other independent auditors as of September 30, 2005, whose opinion thereon, dated November 10, 2005, was unqualified.

          These reviewed financial statements, as of the aforementioned base date, with the purpose of showing the assets stated with the respective realization values, already contain, for example, the following provisions:

-	Allowance for doubtful accounts;
-	Provision for adjustment to realization value;
-	Provision for depreciation; and
-	Provision for amortization.

          Additionally, with the purpose of adjusting the said financial statements to the valuation criterion of the shareholders’ equity at market prices, as shown in the chart below, we have adjusted the amounts related to the investments in Embraer (shares transferred to Rio Han’ shareholders), owing to adjustments to the following financial accounts of that company:

-	Prepaid expenses
-	Deferred tax assets calculated on tax losses, available for offset against future income
-	Unamortized goodwill/negative goodwill on the acquisition of investments
-	Deferred assets

Rio Han Empreendimentos e Participações S.A.
Valuation Report of Market Value of Shareholders’ Equity (Pro-forma)
As of September 30, 2005
5

The adjustments performed by us are as follows:

Description	Value - R$1.00

Book Value of Rio Han’s Shareholders’ equity as of 09/30/2005	50.00
(-) Adjustments to Debit of Net Assets:	(406,240,912.29)
Adjustment to Market Price of Shares Paid in - EMBRAER	(406,240,912.29)
(+) Adjustments to Credit of Net Assets:	962,017,269.89
Value of EMBRAER’s shares relate to 20.16% of total capital	962,017,269.89

Value of Rio Han’s Shareholder’s equity adjusted to market as of 09/30/2005	555,776,407.60

          In light of the above, and considering the provisions of Article 8 of Law No. 6404, of December 15, 1976, and subsequent amendments, verifications were performed on the accounting books and records that gave rise to the Balance Sheet, as well as the respective documents that gave rise to it, although based on selective tests and by sampling.

          For all legal purposes, ACAL states that: (i) it has no direct or indirect interest in any of the companies involved in this work or in their operations, and there is no significant circumstance that may characterize a conflict of interest for the issuance of this Report; and (ii) there has been no attempt by Rio Han’s controlling shareholders or management to direct, limit, hinder, or perform any action that might have affected the access to and the use and knowledge of any information, assets, documents or work methodologies relevant to our conclusions.

IV.          CONCLUSION

          After the due technical examinations and verifications we performed on RIO HAN EMPREENDIMENTOS E PARTICIPAÇÕES S.A., and based on the data referred to in this Valuation Report, we consider that the company’s shareholders’ equity, valued based on the equity value approach – net value at market prices, as of September 30, 2005, and adjusted to the effect of the capital transfer of Embraer’s shares, on January 18, 2006 is five hundred fifty-five million, seven hundred seventy-six thousand, four hundred and seven Brazilian reais and sixty cents (R$ 555,776,407.60).

          This being our best technical understanding, we hereunder sign this Valuation Report.

Rio Han Empreendimentos e Participações S.A.
Valuation Report of Market Value of Shareholders’ Equity (Pro-forma)
As of September 30, 2005
6

São Paulo, January 18, 2006.

ACAL Consultoria e Auditoria S/S
CRCSP- 2RJ001144/F-4

Elias da Silveira Cerqueira
Partner in Charge
Certified Accountant CRCSP - 1RJ053136/T-O

Rio Han Empreendimentos e Participações S.A.
Valuation Report of Market Value of Shareholders’ Equity (Pro-forma)
As of September 30, 2005
7

Rio Han Empreendimentos e Participações S.A.

SHAREHOLDERS’ EQUITY AT MARKET PRICES–(PRO-FORMA)
(Amounts expressed in Brazilian reais)
Base date – September 30, 2005 (except with regard to the transfer of EMBRAER’s shares on January 18, 2006).

		ADJUSTMENTS
	Book Value					Market Value
		Debtors		Creditors

ASSETS
Current Assets	50	—		—		50
Cash and banks	50					50
Permanent Assets	—	961,933,470		406,205,577		555,727,893
Investments	—	961,933,470	(a)	406,205,577	(b)	555,727,893

TOTAL ASSETS	50	961,933,470		406,205,577		555,727,943

LIABILITIES
Shareholders’ Equity	50	406,205,577		961,933,470		555.,27,943
Paid in Social Capital	50	406,205,577	(b)	961,933,470	(a)	555,727,943

TOTAL LIABILITIES	50	406,205,577		961,933,470		555,727,943

Nature of the adjustments:

a)	Value of EMBRAER’s shares, which related to the 20.16% of the total capital, to be paid in on January 18, 2006.
b)	Adjustment to market value of the shares to be paid in.

*********

SHAREHOLDERS’ EQUITY VALUATION REPORT
EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
CNPJ/MF 60.208.493/0001-81

          ACAL CONSULTORIA E AUDITORIA S/S, a company specialized in valuations, with office at Avenida Paulista 2300, andar Pilotis - conj. 60, São Paulo – SP, registered with the CRC/SP (Regional Accounting Council of São Paulo State) under number 2RJ001144/F-4, and registered in the CNPJ (National Register of Legal Entities) of the Ministry of Finance under number 28.005.734/0003-44, and whose technical person in charge is Mr. Elias da Silveira Cerqueira, after having conducted the necessary studies and research, hereby presents the Valuation Report of the Market Value of the Shareholders’ Equity of EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A., a corporation with principal place of business at Av. Brigadeiro Faria Lima, 2.170, – São José dos Campos - SP, registered in the CNPJ/MF under number 60.208.493/0001-81, for purposes of its merger with and into the holding company Rio Han Empreendimentos e Participações S.A.

 This valuation report is divided into sections as follows:

•	Objectives
•	Bases and Approaches for the Valuation
•	Approach Adopted and Summary of Work Performed
•	Conclusion

I.          OBJECTIVES

          The purpose of this Valuation Report is to record the valuation, at book value, of the shareholders’ equity of EMBRAER for purposes of its merger with and into the holding company (Rio Han), as a result of a corporate reorganization of EMBRAER in accordance with the requirement of article 264 of Law No. 6404/76, and according to the methodology established in article 183, § 1, of the same law. The provisions contained in CVM Instruction No. 319, of December 3, 1999, with the due amendments enacted by CVM Instructions No. 320/99 and 349/01, were also observed.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Shareholder’s Equity Valuation Report – As of September 30,  2005
2

II.          BASES AND APPROACHES FOR THE VALUATION

          Determining the value of a company’s shareholders’ equity is subject to different variables, as well as various uncontrollable factors, considering that it will always take certain subjective aspects into account. As examples, we cite some of the main aspects that affect such determination:

(a) The perspectives of the owners versus the perspectives of a potential buyer;
(b) The economic conditions that allowed for past results may be better or worse in the future;
(c) Political and economic conditions, which may fluctuate completely out of control;
(d) The strategic interests of economic groups or specific programs, such as privatization programs;
(e) The existence of several valuation approaches that generate quite different results.

          Accordingly, the work of determining the value of shares in capital is not precise, and contains subjective aspects, depending on the owner’s expectations and the use of the shares.

          However, there are various approaches used to estimate the fair value of shares. Although such approaches vary in their applicability, depending on specific facts and circumstances, they may at least indicate a range of reasonable values for a preliminary determination of such value.

2.1.     EXAMPLES OF APPROACHES BASED ON THE VALUE OF NET ASSETS

Equity Valuation

          This valuation approach is used to determine the fair market value of specific assets, provide a basis for certain adjustments to net book value (as mentioned above) and as a starting point to estimate the liquidation value. In addition, equity valuation also provides an adequate basis for the business’ value and is frequently used in negotiations of companies, with the value being adjusted according to applicable depreciations and obsolescence.

Liquidation Value

          The liquidation value has been used as a basis for negotiations of prices and, therefore, represents an initial range of interest to both buyers and sellers.

          The liquidation value is determined through the estimate of the value of the company’s assets, assuming its conversion into currency in a reasonably short period of time, deducting all the company’s obligations, as well as the liquidation cost of the business, including valuation fees, brokerage commissions, taxes and legal fees.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Shareholder’s Equity Valuation Report – As of September 30,  2005
3

          The liquidation value may be determined considering both an orderly liquidation as well as a faster and forced liquidation of the business. This last approach will obviously result in a lower value.

          However, this criterion would not be the most adequate one for purposes of valuation of shares in companies with ongoing operating activities.

2.2     EXAMPLES OF METHODS BASED ON RETURN ON INVESTMENT

Price/Profit Ratio

          For publicly-traded companies, the price/profit ratio is known and could easily be used to obtain the estimated value of the shares of such companies, through the multiplication of the price/profit by the expected aggregated results. The average price/profit for the industry or for several comparable publicly-traded companies may be used to arrive at an indication of the value. Often, a shareholder control premium is added to this estimated value.

          A valuation through the price/profit approach may also be used to estimate the value of a certain company. Assuming a profit growth rate estimated by the current shareholders and a return on investment desired by the acquirer, the latter may determine the multiple of profit that would still allow it to achieve its return target. This approach allows the buyer to determine the price it is willing to pay, to compare it with that desired by the seller.

Discounted Net Cash Flow

          The analysis of discounted net cash flow may be used to estimate the value of a company and, consequently, its shares, based on the present value of its cash flow estimates. In theory, this approach should result in the same value as that determined using the price/profit ratio, since the latter reflects the current perception of how much a company will be worth in the future.

          In practice, this analysis is growingly used to determine a company’s value because it is based on an effective estimate of cash flows, incorporating factors such as cost reductions due to synergies, product development, etc., and not on the simple market perception of future profits for the company. Other factors that affect the stock market and, consequently, the price/profit ratio, are also eliminated in the analysis of the discounted cash flow.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Shareholder’s Equity Valuation Report – As of September 30,  2005
4

III.          APPROACH ADOPTED AND SUMMARY OF WORK PERFORMED

          As mentioned previously, there are various approaches to determine a company’s value.

          To determine the book value of EMBRAER’s shareholders’ equity, as of September 30, 2005, we chose the book valuation approach, since it seems to be the most adequate one under the circumstances - a merger of companies of the same business group - and since the shares that represent this equity have not been exposed to any fact that may be used to justify their overvaluation.

          Within the parameters defined for the preparation of this valuation, the determination of the book value of the shareholders’ equity of EMBRAER, as of September 30, 2005, is also based on a limited review performed by us of the company’s financial statements, as of that date. This procedure was performed according to certain generally accepted auditing standards and, accordingly, included tests on the accounting records necessary in the circumstances for the specific purpose of determining the book value of said equity. These examinations found that the aforementioned records and elements were in accordance with all legal formalities, including regarding the observance of generally accepted accounting principles, being uniform and consistently applied by the entity, including the fact that the book value did not exceed the market value. In addition, the financial statements of the parent company EMBRAE R and its main subsidiaries have been audited by other independent auditors as of September 30, 2005, whose opinion thereon, dated November 10, 2005, was unqualified.

          In light of the above, and considering the provisions of Article 8 of Law No. 6404, of December 15, 1976, and subsequent amendments, verifications were performed on the accounting books and records that gave rise to the Balance Sheet, as well as the respective documents that gave rise to it, although based on selective tests and by sampling.

          For all legal purposes, ACAL states that: (i) it has no direct or indirect interest in any of the companies involved in this work or in their operations, and there is no significant circumstance that may characterize a conflict of interest for the issuance of this Report; and (ii) there has been no attempt by EMBRAER’s controlling shareholders or management to direct, limit, hinder, or perform any action that might have affected the access to and the use and knowledge of any information, assets, documents or work methodologies relevant to our conclusions.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Shareholder’s Equity Valuation Report – As of September 30,  2005
5

IV.          CONCLUSION

          After the due technical examinations and verifications performed by us, and based on the data referred to in this Valuation Report, we consider that the shareholders’ equity of EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A., due to a corporate reorganization, as of September 30, 2005, is four billion, seven hundred seventy-one million, seven hundred twenty-five thousand, five hundred fifty-four Brazilian reais, and sixty six cents (R$4,771,725,554.66).

The document referred to as Appendix I – Shareholders’ Equity at Book Value of EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A. - as of September 30, 2005, is an integral part of this Valuation Report.

          This being our best technical understanding, we hereunder sign this Valuation Report.

São Paulo January 18, 2006.

ACAL CONSULTORIA E AUDITORIA S/S
CRCSP- 2RJ001144/F-4

Elias da Silveira Cerqueira
Partner in Charge
Certified Accountant CRCSP - 1RJ053136/T-O

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Shareholder’s Equity Valuation Report – As of September 30,  2005
6
APPENDIX I

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Shareholders’ Equity at Book Value as of
September 30, 2005
(Amounts expressed in thousands of Brazilian reais – R$1,000.00)

ASSETS
Total current assets	6,667,009

Cash and cash equivalents	893,618
Trade accounts receivable	1,629,432
Allowance for doubtful accounts	(10,434)
Recoverable taxes	88,150
Other credits	211,729
Inventories	3,407,677
Deferred Income Taxes	207,816
Prepaid expenses	239,021
Total long-term assets	4,682,165

Recoverable taxes	1,660
Accounts Receivable from subsidiaries	4,092,601
Guarantee deposits	78,176
Other credits	63,739
Deferred Income Taxes	294,547
Prepaid expenses	151,442
Total fixed assets	2,727,624

Investments	948,770
Property, plant and equipment	628,993
Deferred charges	1,149,861

TOTAL ASSETS	14,076,798

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Shareholder’s Equity Valuation Report – As of September 30,  2005
7

LIABILITIES
Total current liabilities	4,684,033

Loans	1,164,902
Suppliers	1,140,766
Accounts payable	117,315
Contribuitions from partners	10,008
Accounts Payable to subsidiaries	231,864
Advances from customers	865,866
Taxes and social charges payable	71,123
Other provisions	685,593
Contingencies	170,987
Dividends	100,730
Deferred Income Taxes	124,879

Total long-term liabilities	4,621,039

Loans	2,319,175
Accounts payable	12,345
Accounts Payable to Subsidiaries	238,286
Contributions from partners	231,722
Advances from customers	229,776
Long-term refinanced taxes	104,732
Contingencies	1,139,468
Deferred Income taxes	345,535
Total shareholders’ equity	4,771,726

Capital	3,580,851
Capital reserves	142,250
Income reserves	903,500
Retained earnings	145,125
TOTAL LIABILITIES	14,076,798

**********

Financial Analyses
Regarding the Restructuring of the Capital Stock of Embraer

Goldman Sachs & Cia.
January-2006

Disclaimers

Goldman Sachs & Co. together with Goldman, Sachs & Cia. (“Goldman Sachs”) has been engaged by EMBRAER – Empresa Brasileira de Aeronáutica S.A. (“Embraer”, or the “Company”) as financial advisor to assist the Company in its analysis and consideration of a potential restructuring of the capital stock of the Company which would result in the consolidation of the Company’s voting shares (ONs) and non-voting shares (PNs) into a single, voting (ON) class (the “Transaction”).  In connection with our engagement, we have been requested to perform financial analyses (the “Financial Analyses”) for the consideration of the Board of Directors of Embraer in its determination of a proposed exchange ratio applicable to the shares of the Company held by Cia. Bozano (“Bozano”), Previ – Caixa de Previdência dos Funcionários do Banco do Brasil (“Previ”) and Fundação Sistel de Seguridade Social (“Sistel”, and together with Bozano and Previ, the “Controlling Shareholders”) that are party to of a Shareholders’ Agreement between the Controlling Shareholders, dated as of July 24, 1997, as amended (the “Control Shares”), relative to the remaining shares of the Company (the “Non-control Shares”).  References herein to “Shares” shall include both the ONs and the PNs.

Our Financial Analyses have been prepared for the exclusive use of Embraer’s Board of Directors in connection with its analysis of the Transaction, as described above, and should not be used for any other purposes, including, without limitation, for capital formation under the terms of the Corporation Law, including, but not limited to, its Article 8.  This Report should is not, and should not be construed as, an opinion as to the fairness of the Transaction, from a financial point of view, to the holders of Non-control shares or to the Controlling Shareholders.  Our Financial Analyses have been prepared in both the Portuguese and English languages, and the Portuguese version shall prevail for all purposes.

In connection with preparing our analyses, we have reviewed, among other things: (i) certain internal financial analyses and forecasts for the Company prepared and approved by its senior management; (ii) publicly available financial statements for the years ended December 31, 2002, 2003 and 2004 of the Company, which were audited by Deloitte Touche Tohmatsu - Auditores Independentes (“Auditors”); (iii) certain other financial information with respect to the Company, including the cash and bank balances, loans and other debt obligations and hedging and contingencies provisions of the Company as of September 30, 2005 reflecting the best judgment of the Auditors in conformity with generally accepted accounting procedures in Brazil. We also have held discussions with members of the senior management of the Company with respect to its assessment of the past and current business operations, financial condition and prospects of the Company.

In preparing our Financial Analyses, we have assumed and relied, with the express consent of the Company and without independent verification, on the accuracy, content, truthfulness, consistency, completeness, sufficiency and integrity of the financial, accounting, legal, tax and other information reviewed by or discussed with us, and we have not assumed, and do not hereby assume, any responsibility to independently verify any of the information or to make an independent verification or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we examined the solvency or fair value of the Company under any laws concerning bankruptcy, insolvency or similar matters.  To this effect, we assume no responsibility or liability with respect to the accuracy, truthfulness, integrity, consistency, or sufficiency of such information, for which the Company is solely and exclusively responsible. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the properties or facilities of the Company.  With your consent, we have assumed that the financial analyses and forecasts prepared by the senior management of the Company, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company.

2

Disclaimers

(Continued)

Our Financial Analyses assume a stable macroeconomic scenario for Brazil.  The Financial Analyses and the results therefrom do not purport to reflect the prices at which the Company or its securities could be sold, nor do they take into account any element of value that may arise from the accomplishment or expectation of the proposed Transaction.  You should further note that we are not an accounting firm and we did not provide accounting or audit services in connection with these Financial Analyses.  In addition, because these analyses are based upon forecasts of future financial results, they are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such analyses.  Given, further, that these analyses are intrinsically subject to uncertainties and various events or factors outside the control of the Company and Goldman Sachs, neither Goldman Sachs, nor any of its affiliates and representatives, assume any responsibility or liability if future results differ substantially from the projections presented in the Financial Analyses and make no representation or warranty with respect to such projections.

Our Financial Analyses are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  As a result, the analyses are valid exclusively as of the date hereof as future events and developments may affect their conclusions.  We do not assume any obligation to update, review, revise or revoke the Financial Analyses as a result of any subsequent event or development. With respect to the Financial Analyses, Embraer and its Board of Directors have not authorized us to solicit, nor have we solicited, any indication of interest from third parties to acquire, in whole or in part, any of the Shares. As a result, the results determined in the Financial Analyses do not necessarily correspond to, and should not be construed as representative of, the prices at which any Company could be sold in a third-party acquisition transaction, at which any of the Shares trade on the date hereof or will trade at any future time, or at which the ON shares of Embraer will trade after the Transaction.

The preparation of economic and financial analyses such as those conducted in the preparation of the Financial Analyses is a complex process that involves subjective judgment and is not susceptible to partial analysis or summary description. In arriving at its conclusions, Goldman Sachs did not attribute any particular weight to any particular factor considered by it; rather, Goldman Sachs made qualitative judgments as to the importance and relevance of all the factors considered therein. Accordingly, Goldman Sachs believes that the Financial Analyses should be considered as a whole and that selecting portions of its analyses or the factors considered therein could result in an incomplete and incorrect understanding of the conclusions of the Financial Analyses.  The results presented herein refer solely to the Transactions and do not extend to any other present or future matters or transactions regarding the Company, the economic group to which they belong or to the sector in which they operate.

The Financial Analyses are exclusively addressed to Embraer and do not address the underlying business decision by Embraer to engage in the Transaction and do not constitute a recommendation to the Company and/or the holders of the Shares (including, but not limited to, as to whether any such holder should vote in favor of the Transaction or exercise any appraisal rights or other rights with respect thereto). In addition, the Financial Analyses (i) treat the Company as stand-alone operations and therefore, the Financial Analyses do not include any operational, tax or other benefits or losses, or synergies, incremental value and/or costs for the Company, if any, which may arise from the consummation of the Transaction and (ii) do not address the treatment of the different classes of  Shares, and any adjustments intended to offset, or that may reflect, any specific rights associated with any specific class of Shares. We are therefore not expressing, and the Financial Analyses do not contain, any views relating to the distribution of economic value among the various classes of Shares.

3

Disclaimers

(Continued)

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have been engaged by Embraer and we will receive a fee for the services provided by us. Moreover, Embraer has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise as a result of our engagement.  We also may provide investment banking services to the Company and its affiliates in the future.  In connection with the above-described services we have received, and may receive, compensation.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals.  In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to the Company and its affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and its affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Goldman Sachs does not have a direct or indirect interest in the Transaction, provided however that, in accordance with usual market practice, part of the compensation payable by the Company in connection with the services rendered by Goldman Sachs depends on the implementation of the Transaction. Except as may result from the activities described in the first and second sentences of this paragraph, Goldman Sachs does not have a direct or indirect interest in the Company. Without limiting any other statement set forth herein, to the best of our knowledge, neither the Controlling Shareholders nor the managers of the Company have directed, limited, obstructed or otherwise taken any action that has or could have compromised the access to, or use or knowledge of, information, documents or work methodologies relevant to the quality of the Financial Analyses.

In preparing the Financial Analyses, in accordance with applicable laws and regulations, we did not take into account (i) the tax consequences of the Transaction for the holders of the Shares, and (ii) the impact of any fees and expenses that may result from the consummation of the Transaction, including, but not limited to, those related to any depositary services that may be charged to the holders of the Company’s ADRs. The financial calculations contained in the Financial Analyses may not always result in a precise sum due to rounding.

GOLDMAN SACHS & COMPANHIA

4

I.	Considerations on Control Premium

II.	Discounted Cash Flow Valuation Analysis

III.	Historical Transactions

IV.	Historical Valuation Parameters for Embraer

V.	Impact of Transaction to Current Shareholders

5

I. Considerations on Control Premium

6

Summary of Premium Analyses

Methodology		Description	Implied premium

Discounted Cash Flow Analyses (DCF)	•	The DCF method is utilized to determine the intrinsic value of the company based on its projected cash flows	Implied premium over: 60-day average of ADR price: 1.6% – 24.4%

•

The DCF analyses treat the Company as a stand-alone operation and therefore do not include any benefits or losses which may arise from the consummation of the Transaction, such as operating benefits, fiscal benefits, synergies etc.

	•	The DCF analyses performed for Embraer were based on forecasts provided by and discussed with its management. Management projections were expressed in US dollars and based in projections in US GAAP	30-day average of ADR price: (0.9%) – 21.4%

•

The DCF analyses do not consider the differences among the classes of shares of the Company, and any adjustments intended to offset any specific rights associated with any specific class of shares of the Company.  We are not expressing any views relating to the distribution of economic value among the various classes of shares of the Company

Current ADR price: (3.1%) – 18.6%

•

The implied values per ADR were obtained by subtracting the net financial debt and minority interest of Embraer as of September 30, 2005 from the range of the Company’s Enterprise Value, and dividing the result by the number of ADRs outstanding

•

The range of Enterprise Values was obtained by the sum of (i) the present value of the unlevered free cash flows (operating income less income taxes, plus depreciation and amortization, less increases in working capital and less capital expenditures) that Embraer projects to generate from 2005 and 2014, using a range of discount rates between 11.3% and 12.3%; and (ii) the present value of the terminal value of Embraer in 2014 using a perpetuity growth rate between 4.0% and 5.0%.  DCF valuation analyses were performed as of September 30, 2005

	•	The DCF valuation analyses result in an indicative ADR value range between US$39.92 and US$48.87

	•	For more information and details on the DCF valuation analyses, please refer to Section II of this document

Note: Implied premium as of 13-Jan-2005

7

Summary of Premium Analyses

Methodology		Description	Implied Premium

Analysis of Historical Share Reclassification Transactions	•	We identified and analyzed 17 reclassification transactions of international companies occurring among publicly traded companies from 2000 to 2005	With relinquishment of control: 0.0% – 19.4%

	•	In each reclassification transaction, two classes of stock of a single company with different voting rights were reclassified or combined into a single class of common stock	Without change in control: 0.0% – 8.2%

•

For each of the companies identified for the reclassification transaction analysis, we determined the premium paid to the high-vote shares or controlling shareholder by dividing the total value that those shares represented after and before the transaction, respectively

•

In transactions where a payment or a targeted repurchase was made by the company, we added the cash component to the value received by the high-vote shares or controlling shareholder, and adjusted the proforma market capitalization of the company to reflect the cash payment and shares repurchased

	•	The analysis of Share Reclassification Transactions aims at identifying similar precedents to the Transaction and verifies the range of premium historically paid in this kind of transaction

•

We have divided the universe of selected transactions in two groups: (i) situations in which a controlling shareholder with more than 50% of the votes reduced its voting power to less than 50% after the reclassification, and (ii) situations in which there was no controlling shareholder

•

Of the transactions examined in the reclassification transaction analysis, 4 transactions involved a controlling shareholder with greater than 50% of the votes reducing its voting power to less than 50%.  The premium paid for the controlling shareholder in these transactions varied from 0.0% to 19.4%, and the average is 7.6%

•

13 of the transactions analyzed did not involve a change of control.  Of these, 11 transactions had no implied premium to the high-vote shares.  The premium paid for the high-vote shares in these transactions varied from 0.0% to 8.2%, and the average is 1.1%

•

No company utilized in the analysis of historical reclassification transactions is identical to the Company. In evaluating historical reclassification transactions, we have made judgments and assumptions with regard to, among other things, the capital structure and shareholder base of such companies

8

Summary of Premium Analyses

Methodology		Description	Implied Premium

Analysis of Multiples of Selected Private Market Transactions in the Aerospace Industry	•	We selected and examined 16 change-of-control transactions in the aerospace and defense industry	Implied premium over: 60-day average of ADR price: (23.2%) – 11.5%

•

We applied the implied EV/LTM EBITDA[1] multiples resulting from those transactions to the LTM EBITDA figures of Embraer and translated the resulting range of per share prices into implied premiums over the 60-day average, 30-day average and current Embraer’s ADR prices as of January 13, 2006

30-day average of ADR price: (25.0%) – 8.8%
•

The EV/LTM EBITDA multiple of private change of control transactions is a metric that depends, among other things, on the potential growth of the target company, competition for target (if existent) and potential synergies forecasted by the acquirer

•

No company utilized in the private market transactions analyses is identical to the Company. In evaluating private market transactions, we have made judgments and assumptions with regard to, among other things, the capital structure and shareholder base of such companies

Current ADR price: (26.8%) – 6.3%

Note: Implied premium as of 13-Jan-2006

[1] EBITDA = Earnings before interest, tax, depreciation and amortization

9

Summary of Premium Analyses
Considerations on Control Premium and Implied Exchange Ratio[4]

9

[1]

DCF valuation range assumes a WACC from 11.3% to 12.3% and a perpetuity growth rate from 4.0% to 5.0%. Premium determined by the comparison of the following share prices as of 13-Jan-06: current (US$41.2), 30-days average (US$40.3) and 60-days average (US$39.3)

[2]	Based on the range of implied premiums in selected share reclassification transactions
[3]

Share price based on the range of EV / LTM EBITDA multiples from 9.0x to 13.1x, applied to Embraer’s LTM EBITDA of US$599mm. Assumes net debt (including minority interest) of US$51mm, and 180.5mm shares outstanding. Premium determined by the comparison of the following share prices as of 13-Jan-06: current (US$41.2), 30-days average (US$40.3) and 60-days average (US$39.3)

[4]

Implied exchange ratio to Control Shares relative to that of Non-control Shares, which results in corresponding premium. Note that, if as a result of the Transaction New Embraer ends up with more than shares than Embraer, a premium of Z% requires an exchange ratio greater than (1+Z/100):1. If p is the premium, y the implied exchange ratio to Control Shares relative to that of Non-control Shares, St the number of total shares of the Company and Sc the number of Control Shares, then y = [(1+p) x (St - Sc)] / [St - (1+p) x Sc)]

10

Control Premium in the Brazilian Corporation Law

•

The new Brazilian Corporation Law (Lei 10,303), enacted in 2001, establishes that, in the event of change of control, minority ON (voting) shareholders have the right to receive 80% of the price per share received by controlling shareholders

	—	In effect, this provision of the Brazilian Corporation Law implies in a control premium of 25% (i.e. 100/80 -1)

	—	Non-voting (PN) shares have no tag-along rights in the event of change of control

—

The acquiring party is obliged to launch a mandatory tender offer to acquire all of the outstanding non-control ON shares within 30 days of the closing of the control acquisition.  Minority ON shareholders have to be offered the same conditions offered to the controlling shareholders

•

Companies listed in Bovespa’s “Nível 2” of corporate governance have to extend tag-along at 70% of the price per share paid to the controlling shareholder to all its PN shareholders.  Companies listed in Bovespa’s “Novo Mercado” segment (which allows for ON shares only) must offer a 100% tag-along to all shareholders in the event of change of control

•

Prior to 1997, the Brazilian Corporation Law established a 100% tag-along right for ONs and PNs.  That provision was eliminated in order to make privatizations viable, and the 80% tag-along provision for ONs was reintroduced in 2001

11

II. Discounted Cash Flow Valuation Analysis

12

Discounted Cash Flow Valuation Analyses
Methodology

•

Valuation analyses were performed as of September 30, 2005 based on a projection period from 2005 to 2014.  All projections used for purposes of the valuation of the Company were prepared by the senior management of that company

•	Unlevered free cash flows (before financing costs) were projected by the Company in US Dollars and based on financial statements of the Company in US GAAP

•	Illustrative enterprise values of each of the Companies were determined by the sum of:

	—	Net present value indication calculated as of September 30, 2005 with respect to the unlevered free cash flows for the projection period, and

—

Net present value indication calculated as of September 30, 2005 with respect to the illustrative terminal value, determined using the perpetuity growth methodology applied to a normalized unlevered free cash flow (capex equal to depreciation and excluding temporary tax benefits)

•

The illustrative present value of the unlevered free cash flows was calculated using a weighted average cost of capital (“WACC”) between 11.3% and 12.3%. The perpetuity growth rate for the unlevered free cash flow was between 4.0% and 5.0%

•

The equity value indications calculated for the Company were determined by subtracting from the illustrative enterprise value previously calculated the total value of the net debt and minority interest, as set forth in the audited balance sheets as of September 30, 2005

•	The indicative equity value indication per share for each of the Company was determined by dividing the equity value indication by the total number of shares outstanding

	—	Total shares outstanding: 721,832,057

	—	Control Shares outstanding: 145,527,000

•

The valuation analyses result in aggregate equity value indication for the Company and do not allocate value between any classes of shares. No adjustments were made as to potential benefits that may arise from the transaction, such as synergies or tax gains

13

Summary of Discounted Cash Flow Valuation

	Indicative Range of Enterprise Values (US$ MM)			Indicative Range of Equity Values (US$ MM) (1)

	Perpetuity Growth Rate (%)			Perpetuity Growth Rate (%)

WACC	4.0%	4.5%	5.0%	4.0%	4.5%	5.0%

11.3%	8,069	8,392	8,767	8,119	8,443	8,818
11.6%	7,817	8,114	8,456	7,868	8,165	8,507
11.8%	7,582	7,854	8,167	7,633	7,905	8,218
12.1%	7,361	7,612	7,898	7,412	7,663	7,949
12.3%	7,153	7,385	7,648	7,204	7,436	7,699

	Indicative Range of Equity Values per ADR (US$) (2)			Indicative Range of Implied Premium over ADR Market Price (3)

	Perpetuity Growth Rate (%)			Perpetuity Growth Rate (% )

WACC	4.0%	4.5%	5.0%	4.0%	4.5%	5.0%

11.3%	45.0	46.8	48.9	14.5%	19.1%	24.4%
11.6%	43.6	45.2	47.1	11.0%	15.1%	20.0%
11.8%	42.3	43.8	45.5	7.6%	11.5%	15.9%
12.1%	41.1	42.5	44.0	4.5%	8.1%	12.1%
12.3%	39.9	41.2	42.7	1.6%	4.9%	8.6%

(1)	Equity value after net cash of US$97.0mm and minority interest of US$46.1mm as of 30-September-2005. Source: Embraer's audited financial statements in US GAAP as of 30-September-2005
(2)	Assumes 721.8mm shares outstanding as of 30-September-2005, equivalent to 180.5mm ADRs
(3)	Indicative implied premium over the average ADR price of US$39.3 (ticker ERJ) during the last 60 days as of January 13, 2006

14

Macroeconomic Assumptions

	Projected Fiscal Year Ending December 31,

	2006	2007	2008	2009	2010	2011	2012	2013	2014

Inflation
US Inflation (CPI %)	2.9%	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%
US Inflation (PPI %)	3.4%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Brazilian Inflation (IPC-A %)	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Inflation Differential (IPC-A vs. US CPI)	1.6%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Interest Rates
Nominal Interest Rate (Selic / EOP)	15.0%	13.5%	13.0%	12.5%	11.5%	11.5%	11.5%	11.5%	11.5%
Exchange Rate
EOP Rate (R$/US$)	2.40	2.55	2.68	2.80	2.85	2.92	2.98	3.05	3.12
Average Rate (R$/US$)	2.35	2.45	2.59	2.74	2.82	2.88	2.95	3.01	3.08

Source: Pesquisa Focus do Banco Central do Brasil as of December 30, 2005, GS Economic Research

15

Cost of Capital Calculation Assumptions

Discount rates used for the purpose of the Discounted Cash Flow Analyses set forth herein are based on the WACC methodology (“Weighted Average Cost of Capital”)

•	Basic WACC formula for emerging countries

•	Cost of debt component: estimation of the expected cost of the company’s marginal financing sources

•	Cost of equity component: estimated by the CAPM (“Capital Asset Pricing Model”)

	—	The opportunity cost of capital is equal to the return of the risk-free bonds plus the company’s systematic risk (beta), multiplied by the market risk premium

	—	Adjustment for the calculation of the country risk, considering the difference between the expected average yield of the Brazilian Global 40 bond (callable in 2015) and the equivalent US Treasury Bond

16

Cost of Capital Calculation for Embraer

Risk-Free Rate

10-year US Treasury (a)	4.4%
(+) Brazil Sovereign Spread Average (b)	4.4%

(=) Assumed Risk-Free Rate	8.9%

Cost of Equity

US Equity Risk Premium (c)	5.6%
Beta (d)	0.95
(+) Assumed Risk-Free Rate	8.9%

(=) Cost of Equity	14.2%

Cost of Debt

Pre-tax Cost of Debt (e)	6.9%
(x) Marginal Tax Rate	34.0%

(=) Cost of Debt	4.5%

WACC Calculation

Target Debt / Total Capitalization	25.0%
Target Equity / Total Capitalization	75.0%

WACC (Nominal US$)	11.8%

(a)	Average yield of the 10 year on-the-run U.S. Treasury Bond in January 13, 2005 (average for the last 3 months) (Source: Factset)
(b)	Average spread of the 2040 Brazilian Government Bond (callable in 2015) over the 10 year on-the-run US Treasury Bond in January 13, 2005 (average for the last 3 months) (Source: Factset)
(c)	Equity Risk Premium based on US Long-Horizon Equity Risk Premia in US dollars from 1974 to 2003 (Source: “International Equity Risk Premia Report 2004” Ibbotson 2004 report)
(d)	Predicted levered beta (Source: BARRA as of November 30, 2005)
(e)	Assumes a negative spread of 200 bps between Company’ cost of debt and the Brazilian Government Bond

17

Summary of Discounted Cash Flow Valuation
Main Valuation Assumptions

Base of Projections	•	Discounted cash flow analyses were based on Embraer’s business plan (“Plano de Ação”) as of December 2005, as well as public information and discussions with Embraer’s management

	•	Analyses reflect valuation of Embraer on a stand-alone basis

	•	Currency: nominal US$

	•	Financial statements: based on the company’s financials in US GAAP, as of September 30, 2005

	•	Projection period: 2005 to 2014

Revenue and Cost Build-up	•	Aircraft delieveries based on Embraer’s current backlog for the commercial, corporate and defense segments, as well as the Company’s 20-year market study

	•	Evolution of prices according to Embraer contracts, linked to the US PPI

	•	Defense revenue accrued throughout project life

	•	Cost of goods sold reflect specific margins for each of Embraer product segment

Capex and Research & Development	•

Projections include capex and R&D expenses related to the maintenance of Embraer’s current commercial and corporate product line. Projections do not assume development of new products for these segments

	•	Capex and R&D for the defense sector is accounted for as cost of goods sold and accrued throughout the project life

•

R&D includes expenses for new project of Light Jets / Very Light Jets, from 2005 to 2010. R&D expense in DCF model include only Embraer’s share of the total disbursement; approximately 50% of total investment is being made by the contributing partners

	•	Capex in perpetuity assumed as 3% of 2014E net revenues, to reflect management’s projections of future investment needs

Working Capital	•	Working capital assumptions reflect Embraer’s cash cycle and company policy related to aircraft financing

18

Summary DCF Projections

				Compounded Annual Growth Rate (%)

	2005E	2006E	2007E	2008E - 2014E

Financial Projections (US$mm)

Consolidated Net Revenues	$3,772	$4,243	$4,534	5.7%

Gross Profit	1,129	1,339	1,432	6.1%

Operating Expenses	(632)	(727)	(750)	2.6%

EBIT	496	612	683	9.0%

EBITDA	560	682	757	7.9%

Projected Deliveries (Number of Airplanes)

Commercial aviation	118	122	126

Corporate aviation (1)	14	19	21

Defense (2)	9	4	3

Total	141	145	150

Source: Projections provided by the management of the Company

[1] Includes new Light Jets segment
[2] Only includes transportation aircrafts

19

Summary DCF Projections

(US$ mm)

	For the Fiscal Year Ending on December 31

	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E

Unlevered Operating Income (1)	351	441	494	574	681	763	812	868	911	974
(+) Depreciation and Amortization	64	69	74	79	83	88	56	38	43	48
(-) Capex	(59)	(72)	(62)	(62)	(62)	(62)	(63)	(65)	(66)	(68)
(-) Change in Working Capital	118	202	(1)	(13)	(60)	(51)	(33)	(12)	(55)	(48)
Free Cash Flow	473	641	504	577	642	737	772	829	833	906
Terminal Year Free Cash Flow (2)										727

Source: Projections provided by the management of the Company

[1]	Net Income before interest, depreciation and amortization less adjusted taxes
[2]	Free Cash Flow for terminal value indication adjusted to (i) eliminate temporary tax benefits and (ii) normalized Capex with index Capex / Net Revenues equal to 3.0%

20

III. Historical Transactions

21

Selected Reclassification Transactions
Simplification of Share Classes with Differentiated Voting Rights

Date	Company	Consideration	Ratio		Premium	Minority Shareholders

Transactions with Relinquishment of Control

Sep-05	Sotheby’s	Stock + Cash	1.00	x	19.4%	(5.5	) %

Mar-05	Royal Group	Stock + Cash (1)	1.00	x	5.6%	(1.1	) %

Oct-02	Reader’s Digest	Stock + Cash	1.22	x	5.3%	(1.1	) %

Jun-00	Mitchell Energy	Stock	1.00	x	0.0%	0.0%

Max			1.22	x	19.4%	0.0%
Average			1.06	x	7.6%	(1.9	) %
Median			1.00	x	5.4%	(1.1	) %
Min			1.00	x	0.0%	(5.5	) %

Transactions without Change of Control

Jun-05	Gartner , Inc.	Stock	1.00	x	0.0%	0.0%

Feb-04	Gildan Activewear	Stock	1.00	x	0.0%	0.0%

Nov-03	MIPS Technologies	Stock	1.00	x	0.0%	0.0%

Nov-03	Jo-Ann Stores	Stock	1.15	x	6.6%	(7.3	) %

Sep-03	Commonwealth Telephone Enterprises	Stock	1.09	x	8.2%	(0.8	) %

May-03	Florida East Coast Industries	Stock	1.00	x	0.0%	0.0%

May-03	Home Capital Group	Stock	1.00	x	0.0%	0.0%

May-02	Cabot Oil & Gas	Stock	1.00	x	0.0%	0.0%

May-02	Freeport McMoRan Copper & Gold	Stock	1.00	x	0.0%	0.0%

Sep-01	Conoco Phillips	Stock	1.00	x	0.0%	0.0%

May-01	Waddell & Reed Financial	Stock	1.00	x	0.0%	0.0%

May-01	Raytheon	Stock	1.00	x	0.0%	0.0%

May-01	SAP	Stock	1.00	x	0.0%	0.0%

Max			1.15	x	8.2%	0.0%
Average			1.02	x	1.1%	(0.6)%
Median			1.00	x	0.0%	0.0%
Min			1.00	x	0.0%	(7.3)%

Source: Press releases issued at a announcement and companies’ financial statements

[1]	Value to controlling shareholder includes shares and the cancellation of certain consideration owned to the company

22

Selected Private Transactions
Transactions above US$ 500 mm in the Aerospace & Defense Sector

Announcement		Acquiror	Target	Descripton of Target’s Sector	Transaction Value (US$ milhões)	EV / LTM EBITDA Multiple	Premium - 1 day before announcement

Recent Selected Transactions

2005	Sep-05	DRS Technologies	Engineered Support Systems Inc	Manufacturer of Military Equipment	1,852	12.1 x	28.9%
	Jul-05	Zodiac SA	C&D Aerospace Group	Aircraft accessories	600	NA	NA
	Mar-05	BAE Systems	United Defense Industries	Ammunition and Combat Vehicles	4,192	12.7 x	28.7%
	Feb-05	Pratt & Whitney	Boeing Rocketdyne Propulsion and Power	Rocket Engine Developer and Builder	700	NA	NA
	Feb-05	Onex Corporation	Boeing Commercial Airplanes-Tulsa Div.	Commercial Airplane Facilities	1,200	NA	NA

2004	Nov-04	Aurora Capital	K&F Industries	Aircraft Components	1,006	NA	NA
	Jul-04	Meggitt/Carlyle	Dunlop Standard	Aerospace and Defense Components	1,442	9.2 x	NA
	Jun-04	BAE	Alvis	Armored Vehicles Manufacturer	729	13.1 x	15.5%
	May-04	Finmeccanica	AgustaWestland	Helicopters	1,902	NA	NA

2003	Dec-03	Kohlberg Kravis Roberts	MTU Aero Engines (Daimler Chrysler)	Aircraft Engines	1,729	NA	NA
	Aug-03	Precision Castparts	SPS Technologies	Aircraft Components	729	9.0 x	27.6%
	Aug-03	DRS	Integrated Defense	Defense Electronics	550	11.3 x	16.7%
	Jun-03	Warburg Pincus	TransDigm	Aircraft Components	1,100	9.7 x	NA

Aircraft Manufacturers Selected Transactions

1999	Oct-99	EU Consortium	Embraer	Aircraft Manufacturer	834	11.0 x	25.0%
	May-99	General Dynamics	Gulfstream	Aircraft Manufacturer	4,800	10.2 x	27.3%

1996	Dec-96	Boeing	McDonnell Douglas	Aircraft Manufacturer	13,343	9.6 x	26.4%

				Max:	$4,192	13.1 x	28.9%
				Average:	1,364	11.0 x	23.5%
				Median:	1,100	11.3 x	27.6%
				Min:	550	9.0 x	15.5%

Source: Companies press releases and financial reports

23

IV. Historical Valuation Parameters for Embraer

24

Comparison of Selected Companies in the Aerospace and Defense Sector

US$ mm

					Enterprise Value Multiples (1)								Calendarized P/E Multiples (2)				5-Year EPS CAGR (2)	2007 PE/5-Year EPS CAGR		LTM Margins (1) EBITDA
	Closing Price 01/13/06	% of 52 Week High	Equity Market Cap (1)	Enterprise Value (1)
					Sales		EBITDA

					LTM		LTM		2006		2007		2006		2007

Aircraft Manufacturers

Boeing (3)(4)	$69.48	97%	$56,709	$55,497	1.0	x	16.2	x	9.2	x	8.5	x	21.1	x	16.8	x	14.0%	1.2	x	6.3%

Bombardier (4)	2.49	80	4,355	6,072	0.5		7.3		6.3		5.5		23.2		18.9		NA	NA		6.1

EADS	38.19	95	31,529	29,029	0.7		5.0		6.8		6.1		18.8		16.1		10.9	1.5		14.3

Embraer	41.21	99	7,437	7,386	2.1		12.3		9.8		9.7		17.3		15.2		16.7	0.9		16.7

Aircraft Components

BE Aerospace (5)	$21.20	96%	$1,341	$1,933	2.3	x	15.6	x	15.6	x	11.9	x	19.1	x	18.4	x	17.5%	NA		14.7%

Heico (5)	25.45	96	691	758	2.7		13.6		10.4		9.0		23.5		20.0		18.0	1.1		19.7

Hexcel (5)	19.56	98	1,425	1,903	1.6		10.9		9.1		7.8		20.8		17.0		10.0	1.7		14.7

K&F Industries (5)	16.60	93	657	1,407	3.7		9.5		9.1		8.4		13.8		11.9		16.0	NA		38.9

	Max	99%	$56,709	$55,497	3.7	x	16.2	x	15.6	x	11.9	x	23.5	x	20.0	x	18.0%	1.7	x	38.9%

	Average	94	13,018	12,998	1.8		11.3		9.5		8.4		19.7		16.8		14.7	1.3		16.4

	Median	96	2,890	4,003	1.8		11.6		9.1		8.4		19.9		16.9		16.0	1.2		14.7

	Min	80	657	758	0.5		5.0		6.3		5.5		13.8		11.9		10.0	0.9		6.1

Defense

General Dynamics	$117.20	97%	$23,906	$25,449	1.2	x	10.4	x	8.7	x	8.1	x	14.6	x	13.2	x	10.0%	1.3	x	11.9%

Northrop Grumman	60.94	99	21,883	25,671	0.8		8.8		7.8	x	8.0	x	14.3		13.2		10.3	1.3		9.5

Raytheon	40.86	100	18,253	22,991	1.1		11.0		9.5	x	9.0	x	16.3		14.1		12.0	1.2		9.8

	Max	100%	$23,906	$25,671	1.2	x	11.0	x	9.5	x	9.0	x	16.3	x	14.1	x	12.0%	1.3	x	11.9%

	Average	99	21,348	24,704	1.0		10.0		8.7		8.3		15.1		13.5		10.8	1.3		10.4

	Median	99	21,883	25,449	1.1		10.4		8.7		8.1		14.6		13.2		10.3	1.3		9.8

	Min	97	18,253	22,991	0.8		8.8		7.8		8.0		14.3		13.2		10.0	1.2		9.5

[1]	Source: Latest publicly available financial statements. Equity Market Cap based on diluted shares outstanding. Enterprise Value includes minority interest
[2]	Source: IBES estimates
[3]	Includes equity gain (loss) in income from affiliates
[4]	Includes finance operations, but excludes finance-related debt
[5]	EV/LTM Sales EV/LTM EBITDA multiples reflect latest 2005E figures for revenues and EBITDA as of January 13, 2006 as per the latest IBES consensus

25

Volatility Analysis of Embraer’s ADRs
Historical Daily Return

Source:  Factset

26

Embraer’s Stock Price Performance
Local Market (EMBR 3, EMBR 4 in R$)
R$

Source: Factset

27

Embraer’s Stock Price Performance
ADR Performance (US$)
US$

Source: Factset

28

V. Impact of Transaction to Current Shareholders

29

Impact of Transaction to Current Shareholders
Share Exchange Analysis – Assumes No Change in Market Value Post-Transaction
US$ MM, except per share data

	Premium for Control Shares to Current Price

	0.0%		5.0%		10.0%		15.0%		20.0%

Implied price per Control Share	$39.3		$41.3		$43.2		$45.2		$47.2

Implied Exchange ratio	1.00	x	1.06	x	1.13	x	1.20	x	1.26	x

Pro-forma number of shares

Control - ON Control Shares (1)	36.4		38.7		41.1		43.5		46.0

Control - Others (2)	23.8		23.8		23.8		23.8		23.8

Minorities (2)	120.3		120.3		120.3		120.3		120.3

Total number of shares (mm ADRs)	180.5		182.8		185.1		187.6		190.1

Current market cap (3)	$7,091		$7,091		$7,091		$7,091		$7,091

Implied price per share affected by transaction	$39.3		$38.8		$38.3		$37.8		$37.3

Control Group

Value $ of ON Control Shares	$1,430		$1,501		$1,573		$1,644		$1,716

Additional ON shares	0.0		2.3		4.7		7.1		9.6

Number of shares - ON Control Shares	36.4		38.7		41.1		43.5		46.0

Number of shares - PN + ON outside Shareholders Agreement	23.8		23.8		23.8		23.8		23.8

Number of shares (mm ADRs)	60.1		62.4		64.8		67.2		69.7

Total $ value of stake	$2,363		$2,423		$2,482		$2,542		$2,602

Difference from current value	0		60		119		179		239

Equivalent current share price - $(4)	39.3		40.3		41.3		42.3		43.3

Premium/(discount) %	0.0%		2.5%		5.1%		7.6%		10.1%

Implied 2006E EBITDA multiple (5)	10.3	x	10.6	x	10.9	x	11.1	x	11.4	x

% Ownership	33.3%		34.2%		35.0%		35.8%		36.7%

Minorities - Others	180.5		182.8		185.1		187.6		190.1

Number of shares (mm ADRs)	120.3		120.3		120.3		120.3		120.3

Total $ value of stake	$4,728		$4,668		$4,609		$4,549		$4,489

Difference from current value	0		(60)		(119)		(179)		(239)

Equivalent current share price - $ (4)	39.3		38.8		38.3		37.8		37.3

Premium/(discount)%	0.0%		(1.3)%		(2.5)%		(3.8)%		(5.1)%

Implied 2006E EBITDA multiple (5)	10.3	x	10.2	x	10.1	x	9.9	x	9.8	x

% Ownership	66.7%		65.8%		65.0%		64.2%		63.3%

EV/2006E EBITDA multiple expansion to breakeven	0.0	x	0.1	x	0.3	x	0.4	x	0.6	x
Share Price appreciation post transaction to breakeven	0.0%		1.3%		2.6%		3.9%		5.3%

[1]	Assumes controlling group to be Bozano, Sistel and Previ (ON Control Shares only).
[2]

Assumes minority group to be remaining ON shareholders and all of PN shareholdes. If premium is different from 0%, analysis assumes market cap is unchanged and minorities decrease their number of shares.

[3]	Current market cap assumes 180.5mm SDR equivalent shares and 60-days average share price of US$39.3, as of 1/13/2006.
[4]	Total US$ value of stake/initial number of shares.
[5]	Assumes market cap to be implied current share price x initial number of shares, net cash of US$46mm and 2006E EBITDA of US$682mm as per Company’s projections.

30

Free Translation
from the Portuguese

BY-LAWS OF

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CHAPTER I

CORPORATE NAME, HEAD OFFICES, BUSINESS PURPOSE

AND TERM OF DURATION

ARTICLE 1 –	EMBRAER – Empresa Brasileira de Aeronáutica S.A. (“Company”) is a joint stock company that is governed by these By-Laws and by applicable legislation.

Sole Paragraph – The Company was incorporated as a publicly-held company with private participation, authorized by Decree-Law No. 770, of August 19, 1969, and was privatized pursuant to Law No. 8031, of April 12, 1990, and to Public Notice No. PND-A-05/94-Embraer, of the Executive Committee of the National Privatization Program, published in the Official Gazette, Session 3, on pages 5774 to 5783.

HEAD OFFICES

ARTICLE 2 –

The Company has its head offices and jurisdiction in the City of São José dos Campos, State of São Paulo, and may incorporate subsidiaries and open branches, offices or agencies, as well as appoint agents or representatives in any part of Brazil or abroad, subject to resolution by the Board of Directors.

BUSINESS PURPOSE

ARTICLE 3 –	The Company has as its business purpose:

I.	To project, build and commercialize aircraft and aerospace materials and respective accessories, components and equipment, maintaining the highest standards of technology and quality;

II.	To promote and carry out technical activities related to the production and maintenance of aerospace material;

III.	To contribute to the development of skilled technical personnel as required by the aerospace industry; and

IV.	To carry out other technological, industrial and commercial activities, as well as provide services that are related to the aerospace industry.

PRINCIPLES

ARTICLE 4 –	The organization and operation of the Company shall observe the following principles:

I.

The securities issued by the Company shall be traded on the national and/or international capital markets, with due observance to all the legal requisites and the requirements of the institutions of such markets, in order to secure in such markets the financial resources that are necessary for its growth, maintenance of its competitiveness and continuation;

II.	The capital stock of the Company shall be solely represented by common shares;

III.	In the resolutions of the Shareholders’ Meeting:

	a)	no shareholder or group of shareholders, whether Brazilian or foreign, may exercise voting rights representing more than 5% of the number of shares into which the capital stock is divided; and

b)

foreign shareholders and groups of foreign shareholders shall not exercise voting rights representing more than 2/3 of the total of the votes conferred on the entirety of Brazilian shareholders present;

2

IV.

With due regard for the provisions of Article 55, the pre-establishment of majority of shareholders in the Shareholders’ Meeting by means of shareholders agreements concerning the exercise of voting rights, in order to form scales with a number of votes greater than the individual limit established in letter “a” of item III of this Article shall be prohibited;

	V.	The resolutions and acts of the bodies of the Company referred to in Article 9 herein shall be subject to the veto of the Federal Government; and

	VI.	The issuance of founders’ shares is prohibited.

ARTICLE 5 –	The Company shall have indefinite term of duration.

CHAPTER II

CAPITAL STOCK AND SHARES

CAPITAL STOCK

ARTICLE 6 –	The capital stock of the Company, fully subscribed and paid in, amounts to [•] Reais [R$ [•]], divided into [•] ([•]) common shares and one common Golden share (article 9), all with no par value.

PARAGRAPH ONE – The capital stock shall always and exclusively be divided into common shares, being prohibited the issuance of preferred shares.

PARAGRAPH TWO – The Golden share held by the Federal Government shall always comprise one single share, which shall preserve all of its prerogatives for as long as it is held by the Federal Government (pursuant to Article 8 of Law No. 9491/97).

ARTICLE 7 –

The capital stock may be increased, pursuant to Article 168 of Law No. 6404/76, upon issuance of up to 1,000,000,000 new common shares, by resolution of the Board of Directors, without any amendment to theses By-laws.

3

PARAGRAPH ONE – The Board of Directors shall establish the price and the number of shares to be issued, as well as the timeframe and the conditions for payment, provided, however, that a capital increase to be subscribed for and paid in upon contribution of assets shall be contingent upon approval of the appraisal report by the Shareholders’ Meeting, as set forth in the law.

PARAGRAPH TWO – Within the limit of the authorized capital, the Board of Directors may:

a)	resolve on the issuance of subscription bonus; and

b)

based on the plan approved by the Shareholders’ Meeting, grant stock options to the administrative officers or employees of the Company, or of a company that it controls, and the shareholders shall have no right of first refusal for acquisition of such shares; and

c)	approve an increase of capital stock by means of capitalization of profits or reserves, with or without bonification in shares.

TYPES OF SHARES

ARTICLE 8 –

All shares of the Company shall be registered as book-entry shares, maintained in deposit accounts in the name of the respective shareholders with a financial institution authorized by the Comissão de Valores Mobiliários – CVM and chosen by the Board of Directors.

PARAGRAPH ONE – The depositary of the book-entry shares shall charge directly to the Company the cost of the services for book-entry of shares.

PARAGRAPH TWO – The depositary shall maintain control of the number of shares held by Brazilian and foreign individuals or legal entities, with due regard for the provisions of Paragraph Two of Article 11.

4

GOLDEN SHARE HELD BY THE FEDERAL GOVERNMENT

ARTICLE 9 –	The Golden common share grants to the Federal Government veto powers regarding the following matters:

	I.	Change of the corporate name or business purpose of the Company;

	II.	Alteration and/or application of the Company’s logo;

	III.	Creation and/or alteration of military programs, whether or not involving the Federative Republic of Brazil;

	IV.	Development of third parties’ skills in technology for military programs;

	V.	Interruption of the supply of maintenance and replacement parts for military aircraft;

	VI.	Transfer of the equity control of the Company;

VII.

Any amendments: (i) to the provisions of this Article, of Articles 4, 15 and 16, of item III of Article 19, of paragraphs 1 and 2 of article 28, of item X, of Article 34, of item XII, of Article 40 or of Chapter VII; or further, (ii) the rights granted by these By-Laws on the Golden share.

PARAGRAPH ONE – The conduction of any public offering for acquisition of shares, as referred to in Article 55 hereof, shall be subject to prior approval of the Federal Government, as holder of the common Golden share.

PARAGRAPH TWO – With due regard for the provisions of Law No. 6404/76 and of Article 19, item III hereof, the matters listed hereinabove shall be subject to resolution by the Board of Directors of the Company, with observance to the following procedure:

I. The matter shall be subject to approval by the Board of Directors.

5

II. If approved by the Board of Directors, the Chairmain shall notify the member elected by the Federal Government so that the latter can exercise veto right or express its agreement in relation to of the matter within 30 days counting as from receipt of the mentioned notice.

III. Upon expiration of the period mentioned in item II above, a new meeting of the Board of Directors shall be held in order to: (i) reconsider the resolution, if the Federal Government has exercised its veto right in relation thereto; or (ii) ratify the resolution, if the Federal Government has expressed its agreement in relation or has not issued any intention or veto right within the timeframe set forth above.

IV. If the resolution is ratified by the Board of Directors, the matter shall be submitted for approval of the Shareholders’ Meeting, if so required by law, in which meeting the Federal Government may still exercise its veto power on the terms of this Article.

PARAGRAPH THREE – Without detriment to the procedure established in Paragraph Two above, the matters subject to veto rights of the Federal Government, as holder of the Golden share which are to be resolved by the Board of Directors, shall also be subject of prior notice sent by the Company to the Ministry of Finance, which notice shall be sent together with the notice mentioned in item II above, for pronouncement within 30 days counted from the receipt of the notice referred to in item II above.

EXCLUSION OF THE RIGHT OF FIRST REFUSAL

ARTICLE 10 –

The issuance of shares for increase of capital stock, which placement shall be effected by means of sale in a stock exchange or by a public subscription offering, may exclude the right of first refusal for former shareholders, or may reduce the term for exercise thereof.

SOLE PARAGRAPH. The provisions of this Article also apply to the issuance of debentures convertible into shares and of subscription bonuses, except if the latter are ascribed as an additional advantage to subscribers of shares or of debentures convertible into shares.

6

CHAPTER III

SHAREHOLDERS

BRAZILIAN SHAREHOLDERS

ARTICLE 11 –	For purposes of these By-Laws, the following are considered to be Brazilian shareholders (“Brazilian Shareholders”):

I – Brazilian individuals, whether native or naturalized, resident in Brazil or abroad;

II – legal private entities organized under the laws of Brazil that have their administrative head offices in Brazil and:

a) do not have foreigners as their controlling shareholders or as their controlling parent company, unless the latter is comprised under letter “b” of this item;

b) are controlled either directly or indirectly by one or more of the individuals referred to in item I;

III – investment funds or clubs organized under the laws of Brazil that have their administrative head offices in Brazil and whose managers and/or quotaholders holding the majority of their quotas are persons/entities referred to in items I and II.

PARAGRAPH ONE – The Company shall maintain records of the Brazilian Shareholders and Foreign Shareholders, as defined in this Article and in Article 12.

PARAGRAPH TWO – Brazilian Shareholders shall give evidence to the Company and to the depositary responsible for the book-entry shares that it fulfills the requirements of this Article and only after such evidence is given, shall it be included in the records of Brazilian Shareholders.

7

FOREIGN SHAREHOLDERS

ARTICLE 12 –

For purposes of these By-Laws, foreign shareholders (“Foreign Shareholders”) shall be persons or legal entities, investment funds or clubs and any other entities not comprised in the provisions of Article 11 and that cannot evidence, on the terms of Paragraph Two of Article 11, that they fulfill such requirements in order to be registered as Brazilian Shareholders.

GROUPS OF SHAREHOLDERS

ARTICLE 13 –	For purposes of these By-Laws, two or more shareholders of the Company shall be considered to be a group of shareholders (“Group of Shareholders”) in case:

I – They are parties to a voting agreement;

II – One of them is either directly or indirectly a controlling shareholder or controlling parent company of the other, or of the others;

III – They are companies directly or indirectly controlled by the same person/entity, or group of persons/entities, who may or may not be shareholders; or

IV – They are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universalities of rights or any other forms of organization or undertaking (a) with the same administrators or managers, or further, (b) whose administrators or managers are companies that are directly or indirectly controlled by the same person/entity or group of persons/entities, which may or may not be shareholders.

PARAGRAPH ONE – In case of investment funds having a common administrator, only those whose policies of investment and of exercise of votes in Shareholders’ Meetings, on the terms of the respective regulations, falls under responsibility of the administrator on a discretionary basis, shall be considered to be a Group of Shareholders.

8

PARAGRAPH TWO – For purposes of these By-Laws, the holders of securities issued within the scope of the Company’s Depositary Receipts program shall not be considered to be a Group of Shareholders, unless they fall under any of the cases set forth in the main provision of this Article.

PARAGRAPH THREE – A Group of Shareholders shall be considered to be foreign whenever one or more of its members is a Foreign Shareholder.

PARAGRAPH FOUR – In addition to what is set forth in this Article, any shareholder in a given Shareholders’ Meeting represented by one same proxy, administrator or representative on any account, shall be considered as being a Group of Shareholders, except for the case of holders of securities issued within the scope of the Company’s Depositary Receipts program, when represented by the relevant Depositary Bank.

PARAGRAPH FIVE – In case of shareholders agreements that address the exercise of voting rights, all of their signatories shall be considered, on the terms of this Article, as members of one Group of Shareholders, for purposes of application of the voting limitation referred to in Article 15.

DISCLOSURE OBLIGATION

ARTICLE 14 –

All shareholders or Group of Shareholders are required to disclose, through notice to the Company and to the stock exchanges in which the securities issued by the Company are traded, the acquisition of shares that, together with those already held by it, exceed 5% of capital stock of the Company or multiples of such percentage.

PARAGRAPH ONE –The same requirement applies to holders of debentures convertible into shares and of subscription bonuses that entitle their holders to the acquisition of shares in the quantities provided under this Article.

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PARAGRAPH TWO – Violation of the provisions of this Article shall give rise to application of the penalties described in Article 17 below.

VOTING RIGHTS

ARTICLE 15 –	Each common share shall grant the right to one vote in the resolutions of the Shareholders’ Meetings, with observance of the following limits:

I – no shareholder, or Group of Shareholders, whether Brazilian or foreign, may exercise votes representing more than 5% of the quantity of shares into which the capital stock of the Company is divided;

II – the totality of Foreign Shareholders present may not exercise, in each Shareholders’ Meeting, votes representing more than 2/3 of the votes that can be exercised by the Brazilian Shareholders present.

SOLE PARAGRAPH – Votes that exceed the limits established in this Article shall not be counted in the resolutions of the Shareholders’ Meeting.

ARTICLE 16 –	For purposes of compliance with the provisions of item II of Article 15, upon installation of each Shareholders’ Meeting:

I – the total number of votes that may be exercised by the Brazilian Shareholders and by the Foreign Shareholders present shall be assessed, based on the attendance list, and shall be disclosed by the Chairman of the Meeting (as established in Article 23, Paragraph Three below), with due regard for the provisions of items I and II of Article 15;

II – if the total votes of Foreign Shareholders exceeds two thirds (2/3) of the votes that may be exercised by Brazilian Shareholders, the number of votes of each Foreign Shareholder shall be proportionally reduced until elimination of the exceeding percentage, so that the total votes of foreigners do not exceed the limit of 40% of the total votes that can be exercised in the referred Shareholders’ Meeting.

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PARAGRAPH ONE – The above limits shall be applied jointly and successively in relation to Foreign Shareholders and Groups of Foreign Shareholders.

PARAGRAPH TWO – The Chairman of the Shareholders’ Meeting shall inform the number of votes that may be exercised by each shareholder present, after application of the rules set forth in Article 15 and in this Article.

SUSPENSION OF EXERCISE OF RIGHTS

ARTICLE 17 –

The Shareholders’ Meeting may suspend the exercise of rights, including voting rights, of a shareholder that fails to comply with an obligation imposed by law, its regulation and by these By-Laws, including the requirement of showing evidence of Brazilian nationality as referred to in Paragraph Two of Article 11.

PARAGRAPH ONE – The suspension above mentioned may be determined by the Shareholders’ Meeting in any meeting, either annual or special, in which the matter is included in the agenda.

PARAGRAPH TWO – Shareholders that represent at least 5% of capital stock may call a Shareholders’ Meeting if the Board of Directors fails to respond, within a period of eight days, to a request for a call notice presented by them, with indication of the non-compliance with an obligation and of the identity of the violating shareholder.

PARAGRAPH THREE – The Shareholders’ Meeting shall be competent to approve the suspension of the political rights of the violating shareholder, and also to establish, in addition to other aspects, the extent and the period of suspension, provided that suspension of the rights of inspection and of request for information of the Company assured by law is hereby prohibited.

PARAGRAPH FOUR – The suspension of rights shall cease as soon as the referred obligation has been complied with.

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SHAREHOLDERS’ AGREEMENT

ARTICLE 18 –	Any shareholders’ agreement concerning the exercise of voting rights that conflicts with the provisions of these By-Laws shall not be filed by the Company.

CHAPTER IV

SHAREHOLDERS’ MEETING

ATTRIBUTIONS

ARTICLE 19 -	It is exclusively incumbent upon the Special Shareholders’ Meeting, in addition to the attributions of Article 122 and other provisions of Law No. 6404/76:

	I.	To elect and dismiss the members of the Board of Directors;

	II.	To elect and dismiss the members of the Fiscal Committee and establish their remuneration;

III.

To resolve, when so required by applicable legislation, on matters that are subject to veto by the Federal Government, in its capacity of holder of the Golden share, as set forth in Article 9 of these By-Laws;

	IV.	To establish the total annual remuneration of the Company’s administrators and of the members of the Committees created by the Board of Directors;

	V.	To resolve on the proposal of withdrawal of the Company from the “Novo Mercado” (“Novo Mercado”) – of the São Paulo Stock Exchange - BOVESPA (“BOVESPA”);

VI.

To choose the specialized company responsible for the appraisal of the Company and preparation of the relevant report, in case of cancellation of its registration as a public company or its delisting from the Novo Mercado, as provided under Chapter VIII below;

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VII.	To approve the granting of stock options plans to the administrators and/or employees of the Company or of companies controlled by it, according to Article 7, Paragraph Two, letter “b” hereto;

VIII.	To attribute profit sharing participation to the management and/or employees of the Company, with observance of the legal limits and of the Company’s human resources policy;

IX.	To resolve on any proposal for allocation of profits and for distribution of dividends by the Company, as submitted by the management of the company; and

X.	To appoint the liquidator, as well as the Conselho Fiscal that shall operate during the period of liquidation of the Company.

CALL NOTICE

ARTICLE 20 –

The Shareholders’ Meetings shall be called by the Board of Directors or, in the cases provided by law, by shareholders or by the Conselho Fiscal, being the first call published with at least 30 days advance counting as from its first publication of the notice; if the Meeting is not held, a notice of second call shall be published with at least 15 days advance; and, if again the Meeting is not held, the third call shall be published with at least 8 days advance.

LEGITIMATION AND REPRESENTATION

ARTICLE 21 –

The parties present at the Meeting shall present evidence of their capacity as Brazilian Shareholders (Article 11) or Foreign Shareholders (Article 12), by presenting a legally qualified document of their identity and shall evidence, or shall deposit in the Company, no later than 48 hours prior to the time set forth for the Meeting, a document of proof of ownership of shares issued by the depositary of the book-entry shares, or the custodian thereof, on the terms of Article 41 of Law No. 6404/76.

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PARAGRAPH ONE – The Company shall waive presentation of the document of proof by any holder of book-entry shares that has been included in the list of shareholders provided by the depositary.

PARAGRAPH TWO – A shareholder may be represented in a Shareholders’ Meeting by an attorney-in-fact appointed in accordance with Paragraph One of Article 126 of Law No. 6404/76, provided that the relevant instrument of power of attorney has been deposited in the head offices of the Company no later than 48 hours prior to the Shareholders’ Meeting.

INSTALLATION QUORUM

ARTICLE 22 –

Shareholders’ Meetings shall be installed on first call upon presence of shareholders representing at least 35% of the capital stock, except if the law requires a higher quorum; and shall be installed on second call upon presence of shareholders representing at least 25% of the capital stock; and, on third call, with any number of shareholders.

REGISTER OF ATTENDANCE

ARTICLE 23 –

Prior to the commencement of the meeting, the shareholders shall sign the “Attendance Book”, by stating their name and residence, the quantity of shares that they hold and their qualification as Brazilian Shareholders (Article 11) or Foreign Shareholders (Article 12).

PARAGRAPH ONE – The list of present shareholders shall be finalized by the Chairman of the Meeting immediately upon installation of the Meeting.

PARAGRAPH TWO – Shareholders that arrive at the Meeting after finalization of the list may participate in the meeting, although they shall not be granted voting rights in any corporate resolution. In addition, their shares shall not be counted for determination of the total of votes attributed to Brazilian Shareholders and to Foreign Shareholders.

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PARAGRAPH THREE – Upon finalization of the list of shareholders, the Chairman of the Meeting shall inform the number of votes that may be exercised by each Brazilian Shareholder and by each Foreign Shareholder, with due regard for the provisions of Articles 15 and 16.

DESK

ARTICLE 24 –

The Shareholders’ Meeting shall be presided by the Chairman of the Board of Directors or, in case of its absence or vacancy, by the Vice-Chairman of the body; and in the case of absence or vacancy of both, by a shareholder elected by the Meeting amongst those present.

PARAGRAPH ONE – The Secretary of the Meeting shall be designated by the Chairman.

PARAGRAPH TWO – The Investor Relations Executive Officer, or a person designated by him, shall necessarily be present at the Shareholders’ Meeting in order to provide any clarifications and information for the shareholders and for the Presiding Officers concerning the matters comprised in the functions that are attributed to him under these By-Laws. Notwithstanding, it shall be exclusively incumbent upon the Chairman, with due regard for the rules established in these By-Laws, to take any decisions concerning the number of votes of each shareholder or as to the qualification of any shareholder as a Brazilian Shareholder or Foreign Shareholder.

VOTING

ARTICLE 25 –

For voting on resolutions of the Shareholders’ Meetings, the votes of Brazilian Shareholders and Foreign Shareholders (Articles 11 and 12) shall be computed separately, with due regard for the voting limits referred to in Articles 15 and 16.

SOLE PARAGRAPH –The Shareholders’ Meetings shall only resolve on matters that have been expressly provided for in the agenda, as contained in the relevant call notices, and is hereby prohibited to approve matters under a generic title.

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CHAPTER V

BOARD OF DIRECTORS, EXECUTIVE COMMITTEE AND CONSELHO FISCAL

MANAGEMENT OF THE COMPANY

ARTICLE 26 –	The Company shall be managed by the Board of Directors and by the Executive Committee.

SOLE PARAGRAPH – The Board of Directors is the body of collegiate resolutions of the Company, while representation of the Company shall be exclusively conducted by the Executive Officers.

INVESTITURE

ARTICLE 27 –

The directors, executive officers and members of the Conselho Fiscal shall be vested in office through execution of the instrument of investiture, as drawn up in the Book of Register of Minutes of the Board of Directors or of the Executive Committee, or the Register of Minutes and Opinions of the Conselho Fiscal, as the case may be, as well as in any instrument of consent, by means of which they shall commit to comply with the terms and conditions of the Agreement for Participation in the Novo Mercado, as executed by the Company.

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SECTION I

BOARD OF DIRECTORS

COMPOSITION

ARTICLE 28 –

The Board of Directors shall be composed of eleven members and respective alternates, all shareholders, elected by the Shareholders’ Meeting with a unified term of office of two years, reelection being allowed.

PARAGRAPH ONE – The Federal Government, in its capacity as holder of the Golden share, is entitled to elect one member of the Board of Directors and respective alternate.

PARAGRAPH TWO – The employees of the Company shall have the right to separately appoint two members of the Board of Directors and the respective alternates, being one member and the respective alternate appointed by the CIEMB (Embraer Employees’ Investment Club), and the other member and the respective alternate appointed by the employees that are not shareholders of the Company.

PARAGRAPH THREE – The other eight members shall be elected by the remaining shareholders of the Company, with due regard for the provisions of Articles 32 and 33. The Chairman of the Shareholders’ Meeting shall conduct the procedures related to the appointment of the members of the Board of Directors, and shall determine the voting mechanism concerning the election of directors referred to in this Paragraph (Article 32 or Article 33).

PARAGRAPH FOUR – The Chief Executive Officer of the Company, or the Executive Officer designated to substitute him/her, shall participate in all meetings of the Board of Directors provided, however that he/she shall not vote in respect of the resolutions thereof. It is prohibited for any member of the Board of Directors to simultaneously hold office as an Executive Officer of the Company.

ARTICLE 29 –	The Board of Directors shall have a Chairman and a Vice-Chairman, who shall be chosen by the Shareholders’ Meeting immediately upon appointment of the directors of the Company.

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ARTICLE 30 –	Replacement of the members of the Board of Directors, either on a temporary basis or as a result of permanent vacancy of the seat, shall be conducted as follows:

	I.	In case of incapability of an effective member, its alternate shall take office until the moment such incapability ceases;

II.

In case of permanent vacancy of an effective member, its alternate shall take office until the following first Annual Shareholders’ Meeting is held, in which the effective new member to the vacant seat shall be appointed;

III.

In case of vacancy, either simultaneous or successive, of the offices of effective member and the respective alternate, the other members of the Board of Directors shall designate the corresponding substitutes, who shall serve up to the following first Shareholders’ Meeting, in which their definite substitutes shall be appointed;

	IV.	In case of temporary absence or incapability of the Chairman of the Board, its functions shall be exercised on a temporary basis by the Vice –Chairman of the Body; and

V.

In case of vacancy of the Chairman of the Board of Directors, the Vice –Chairman of the Board shall assume as Chairman of the body on an interim basis and shall immediately call a Shareholders’ Meeting to appoint the substitute for the vacant office and to appoint a new Chairman of the Board of Directors.

MEMBERS OF THE BOARD OF DIRECTORS

ARTICLE 31 –	The members of the Board of Directors shall have fair reputation and, except if otherwise waived by the Shareholders’ Meeting, will not be elected if:

I – they hold positions in companies that could be considered as competitors of the Company; or

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II – they have or represent an interest that conflicts which the interest of the Company.

PARAGRAPH ONE – For purposes of the provisions of Article 115 of Law No. 6,404/76, a vote cast by a shareholder aiming at the election of a member of the Board of Directors that does not satisfy the requirements of this Article shall be considered abusive.

PARAGRAPH TWO – No member of the Board of Directors may have access to information, participate in meetings of the body or exercise any vote on matters in which it has or could have an interest that conflicts with the interests of the Company.

PARAGRAPH THREE – For the election of the members of the Board of Directors and respective alternates, as referred to in Paragraph Three of Article 28, and regardless of the process of election that may be adopted (Article 32 or Article 33), any shareholder that wishes to recommend a candidate and/or alternate that is/are not a member(s) of the Board of Directors, shall notify the Company in this regard in writing no later than ten days prior to the date when a Shareholders’ Meeting shall be held, and indicate the name, qualification and professional résumé of each candidate, together with a document signed by the candidate attesting its acceptance to run for the seat. The Company shall publish, no later than 8 days prior to the date of the Shareholders’ Meeting, a notice informing the shareholders the place where they can obtain the list of all candidates presented on the terms of this Paragraph and a copy of their qualifications and professional résumés.

ELECTION BY SCALE VOTING

ARTICLE 32 –

With due regard for the provisions of Article 33, the election of the members of the Board referred to in Paragraph Three of Article 28 shall be conducted under a system of scale voting, whereby voting on individual candidates shall not be allowed.

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PARAGRAPH ONE – The Board of Directors shall always propose to the shareholders’ meeting the appointment of a scale to the Board of Directors composed by the current effective members of the Board and their respective alternates, with observance of the following rules:

a) if any Director voluntarily decides not to or is incapable to take part in the proposed scale, the Board of Directors shall occupy the vacancy seat for purposes of the proposal;

b)  the Company’s management, within no later than 30 days prior to the date set for the Shareholders’ Meeting, shall send to the stock market, insert in the company’s website and make available for the shareholders at the Company’s head offices, a document with the names, qualifications and résumés of the candidates for members and alternates that compose the scale established on the terms of this Paragraph.

PARAGRAPH TWO – Any other shareholder or group of shareholders has the right to propose other scales to compose the Board of Directors, with observance to the following:

a)  the proposal must be sent in writing to the Company within ten days prior to the date for which the Shareholders’ Meeting has been called, being forbidden for the same shareholder or group of shareholders to present more than one scale;

b) the notification must contain the information and documents mentioned in Paragraph Three of Article 31, and shall specify the effective members and respective alternates;

c)  until eight days prior to the date for which the Shareholders’ Meeting has been called, the Company shall publish a notice, to be available on a website in the company’s website, informing the place where the shareholders can obtain copies of the scales’ proposals.

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PARAGRAPH THREE – A person may participate in two or more different scales, including the one referred to in Paragraph One.

PARAGRAPH FOUR – Each shareholder may only vote on one scale, and votes shall be counted with observance of the limits provided under Articles 15 and 16; the candidates of the scale that receives the higher number of votes in the Shareholders’ Meeting shall be declared elected.

ELECTION BY CUMMULATIVE VOTE

ARTICLE 33 –

In the election of the members of the Board of Directors and their respective alternates, referred to in Paragraph Three of Article 28, shareholders representing at least 5% of the corporate capital may request the election by cumulative voting no later than 48 hours prior to the date for which the Shareholders’ Meeting has been called.

PARAGRAPH ONE – Immediately upon receipt of request, the Company must publish a notice to the shareholders informing that the election shall be conducted by the cumulative voting process.

PARAGRAPH TWO – Upon installation of the meeting, the Desk, based on Brazilian Shareholders and Foreign Shareholders that have signed the Attendance Register and the number of shares they hold, shall count the number of votes entrusted to each shareholder, Brazilian and foreign, in accordance to the following terms:

a)

firstly, the number of votes to be cast by each shareholder shall be assessed, according to the provisions of item I of Article 15, being ascribed to each share, not to exceed the limit of 5% of the total shares of the Company, as many votes as the number of members of the Board to be elected;

b)

if the total Foreign Shareholders’ votes exceed 2/3 of the total of  the Brazilian Shareholders votes, a percentage shall be established to reduce the votes of each Foreign Shareholder in order to comply with the limit set forth in item II of Article 15.

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PARAGRAPH THREE – The following persons shall be candidates for office as members and their respective alternates of the Board of Directors:

a)	members of the scale referred to in Paragraphs One and Two of Article 32; and

b)	any candidate and respective alternate that is not a member of the Board of Directors, but that has been indicated by a shareholder under the terms of Paragraph Three of Article 31.

PARAGRAPH FOUR – Each shareholder shall have the right to cumulate the votes entitled to it pursuant to the terms of Paragraph Two on one single candidate and respective alternate, or to distribute them among several candidates. The members and respective alternates that receive the higher number of votes shall be declared elected.

PARAGRAPH FIVE – Any vacant offices that have not been filled due to a tie, shall be subject to a new voting, under the same process, after adjustment is made to the number of votes entitled to each shareholder based on the number of seats to be filled.

PARAGRAPH SIX – Whenever the election is conducted under this process of cumulative voting, the dismissal of any member of the Board of Directors by the Shareholders’ Meeting shall immediately result in the dismissal of all the other members, thus requiring a new election; in other cases of vacancy, if there is no alternate, the first following Shareholders’ Meeting shall proceed with the new election of the entire Board of Directors.

PARAGRAPH SEVEN – Paragraph Four of Article 141 of Law No. 6,404/76 shall only be applicable in case the Company comes to have a controlling shareholder.

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ATTRIBUTIONS

ARTICLE 34 –	The Board of Directors shall be competent:

	I.	To establish the general business guidelines of the Company;

	II.	To elect and dismiss the executive officers of the Company and establish their attributions, with due regard for the provisions of these By –Laws;

III.

Respecting the authority of the Executive Committee, to establish the functions and responsibilities of the Company’s Executive Officers, indicating among them the Investors Relations Executive Officer, in accordance with CVM’s regulations;

IV.

To control the management by the Company’s Executive Officers, examining at any time the Company’s books and documents, requesting information on agreements executed or to be executed, and on any other acts;

	V.	To evaluate the quarterly results of the Company’s operations;

	VI.	To evaluate the Management Report and the Accounts of the Executive Committee, resolving on their submission to the Shareholders’ Meeting;

	VII.	To call the independent auditors to provide any clarifications deemed necessary about the Company;

	VIII.	To call the Company’s Annual Shareholders’ Meetings and, whenever necessary, the General Special Shareholders’ Meeting;

	IX.	To approve the annual and pluriannual budgets, the strategic guidelines, the expansion projects and the Company’s investment programs, as well as to monitor their implementation;

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X.	To resolve on the matters subject to veto by the Federal Government, submitting them to the appreciation of the Shareholders’ Meeting, whenever required by Law No. 6,404/76;

XI.	To issue prior opinion on any matter to be submitted to the Shareholders’ Meeting;

XII.	To resolve on:

	a)	the issuance of shares within the authorized capital, as set forth in Article 7 and its Paragraph One;

	b)	the issuance of subscription bonuses and, as set forth in Paragraph Two of Article 7 and the granting of stock option plans approved by the Shareholders’ Meeting, as referred to therein;

	c)	the acquisition by the Company of shares of its own issuance, to be kept in treasury or for subsequent cancellation or sale;

XIII.	To approve the sale or encumbrance of permanent assets, being able to establish limits of authority for the Executive Committee to carry out such transactions regardless of specific approval;

XIV.	To resolve on the issuance by the Company of common non –convertible debentures and without real estate collateral;

XV.

To authorize the issuance by the Company of any credit instruments for funds raising, whether bonds, notes, commercial papers or others, as commonly used in the market, resolving also on the conditions for their issuance and redemption;

XVI.	To approve the incorporation of subsidiaries and participation of the Company in the corporate capital of other companies or enterprises of any kind, in Brazil or abroad;

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XVII.	To authorize the opening, transfer or closing of offices, branches, premises or other establishments of the Company;

XVIII.	To authorize the Company to pledge guarantees and to grant credit facilities to third parties, except as set forth in item XI of Article 40 below;

XIX.	To approve the contracting of the financial institution that shall render the book –entry share services;

XX.	To approve the Company’s policy of salary and human resources, including the criteria for compensation, rights and benefits, as well as the individual remuneration of the management;

XXI.	To authorize the transfer of the Company’s funds to employees’ associations, welfare and recreational entities, private pension funds and foundations;

XXII.	To hire and dismiss the Company’s independent auditors, with observance to the recommendations of the Conselho Fiscal;

XXIII.	To determine the conduction of inspections, auditing of or settlement of accounts at the Company’s subsidiaries, controlled or affiliated companies, as well as at foundations that it sponsors;

XXIV.

To previously approve the execution of all acts or any agreements or transactions of any kind involving, on one side, the Company and, on the other side: (i) any shareholder of the Company that holds more than 5% of its capital stock; (ii) any managers of the Company, whether effective or alternate, as well as their respective spouses and relatives up to the 4th degree; or (iii) any companies that are controlled by, controllers of, affiliates of or under common control with any one of the parties mentioned in items “i” and “ii”;

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XXV.

To define the triple list of specialized companies, from which the Shareholders’ Meeting shall choose the one that shall conduct the economic appraisal of the Company and prepare the respective report, in the event of delisting of the Company as a public company from BOVESPA’s Novo Mercado;

XXVI.	With due regard for these By –Laws and the applicable legislation, to provide on the priorities of its works and to adopt or establish procedural rules for the operation of the Company; and

XXVII.

To exercise the normative functions for the activities of the Company, being allowed to undertake responsibility for any matter that is not comprised within the exclusive authority of the Shareholders’ Meeting or the Executive Committee.

PARAGRAPH ONE – The dismissal of members of the Executive Committee shall depend on affirmative votes of at least seven members of the Board of Directors.

PARAGRAPH TWO – With due regard for the maximum limit established by the General Shareholders’ Meeting, the Board of Directors shall determine the remuneration of each one of its members, of each one of the members of the Special Committees (Articles 35 and 36) and of each Officer of the Company, taking into account their responsibilities, the time dedicated to their functions, their competence, their professional reputation and the value of their services in the market.

PARAGRAPH THREE – The Chairman of the Board of Directors shall, in addition to other responsibilities provided in these By –Laws, call and preside the meetings of the Board of Directors and the General Shareholders’ Meetings.

SPECIAL COMMITTEES OF THE BOARD

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ARTICLE 35 –	The Board of Directors shall designate a permanent Special Committee composed of up to four members, having no resolution or management powers, in order to assist in the performance of its functions.

PARAGRAPH ONE – Members of the Company’s Board of Directors, either effective or alternates, or of the Executive Committee, may compose the Special Committee.

PARAGRAPH TWO – In case of appointment of members of the Executive Committee to compose the Special Committee, such Officer accumulating functions in both the Executive committee and in the Special Committee shall be entitled only to the greatest remuneration among the seats occupied. The members of the Board of Directors appointed to compose the Executive Committee may accumulate the remunerations that are applicable to both seats occupied.

ARTICLE 36 –

The Board of Directors may create Advisory Committees to the management of the Company, with restricted and specific purposes and with a limited duration, appointing the members thereto and establishing their remuneration, if applicable, with observance to the total limit established by the General Shareholders’ Meeting.

PARAGRAPH ONE – Members of the Company’s Board of Directors, effective or alternate, or members of the Executive Committee, may be appointed to compose the Advisory Committees.

PARAGRAPH TWO – In case of appointment of members of the Executive Committee to compose the Advisory Committees, the Officer accumulating functions shall be entitled only to the greatest remunerations applicable to each one of the seats occupied. The members of the Board of Directors appointed to compose such body may accumulate the remunerations applicable to both seats occupied.

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SECTION II

EXECUTIVE COMMITTEE

COMPOSITION

ARTICLE 37 –

The Executive Committee shall be composed of at least four and at most eleven Officers, one of whom shall be the Chief Executive Officer, all of them with a term of office of two years, reelection being permitted. The designations and attributions of each Officer shall be determined by the Board of Directors, which shall designate the Officer that shall serve as Officer of Investor Relations.

PARAGRAPH ONE – The Chief Executive Officer shall be substituted in the event of incapability or absence by one of the Officers that it comes to designate, who shall then accumulate such functions.

PARAGRAPH TWO – In the event of vacancy as the office of Chief Executive Officer, one of the other Officers, as designated by the Chairman of the Board of Directors, shall assume on an interim basis, until the first following meeting of the Board of Directors, which shall then designate the new Chief Executive Officer.

PARAGRAPH THREE – In the event of temporary absence or incapability, the remaining Officers shall be replaced by another Officer, as chosen by the Chief Executive Officer.

PARAGRAPH FOUR – In the event of permanent vacancy of an Officer, one of the other Officers, as designated by the Chief Executive Officer, shall assume on an interim basis, accumulating its functions until the first following meeting of the Board of Directors.

PARAGRAPH FIVE – The Officer that replaces the Chief Executive Officer or any of the other Officers on the terms of this Article shall not be entitled to any additional remuneration.

ATTRIBUTIONS OF THE OFFICERS

ARTICLE 38 –

The Officers shall comply with and assure the compliance with these By –Laws, the resolutions of the Board of Directors and of the General  Shareholders’ Meeting, and practice, within the limits of their attributions, all acts necessary to the regular operations of the Company.

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PARAGRAPH ONE – The Chief Executive Officer shall be competent:

a) to convene and preside the meetings of the Executive Committee;

b) to propose to the Board of Directors the composition of the Executive Committee;

c) to propose to the Board of Directors the distribution of the functions of the other Officers;

d) to guide and coordinate the activities of the other Officers;

e) to direct the activities related to the general planning of the Company and of its controlled subsidiaries;

f) to maintain the members of the Board of Directors informed on the activities and the progress of the operations of the Company; and

g) to perform other attributions assigned to it by the Board of Directors.

PARAGRAPH TWO – The other Officers shall assist and aid the Chief Executive Officer in the management of the Company’s business and, under orientation and coordination of the Chief Executive Officer, perform the functions attributed by the Board of Directors.

AUTHORITY AND ATTRIBUTIONS OF THE EXECUTIVE COMMITTEE

ARTICLE 39 –

The Executive Committee shall have powers to practice all acts necessary for the achievement of the corporate purposes, with due observation to all legal provisions and to these By –Laws, as well as to the resolutions of the General Shareholders’ Meeting and of the Board of Directors.

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ARTICLE 40 –	In addition to other functions provided for by law and by these By –Laws, the Executive Committee shall be competent:

	I.	To comply and ensure compliance with these By–Laws and with the resolutions of the Board of Directors and of the Shareholders’ Meeting;

II.

To prepare and submit to the Board of Directors on an annual basis the Company’s business plan and general budget, as well as the strategic plan and its annual updates, and to coordinate its implementation;

	III.	To propose to the Board of Directors the essential guidelines for the Company’s corporate business policy;

IV.

To annually submit for appreciation of the Board of Directors the Management Report and the Accounts of the Executive Committee accounts, together with the independent auditors’ report, as well as a proposal for allocation of the profits assessed in the previous fiscal year;

	V.	To create and eliminate the Company’s operational units;

	VI.	To recommend and provide for the dismissal of managers of the subsidiaries and to appoint and dismiss the manager of the Company’s operational units;

	VII.	To prepare on an annual basis the Executive Committee’s Actions and Targets Plan, submitting it to the Board of Directors in its regular meetings, together with the performance and results achieved;

	VIII.	To present to the Board of Directors and to the Fiscal Committee, on a quarterly basis, the detailed economic, financial and equity balance sheet of the Company;

	IX.	To propose to the Board of Directors the establishment or closing of subsidiaries, branches, offices and agencies of the Company, in Brazil and abroad;

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	X.	To develop and submit to the Board of Directors the policy for salary of the Company and its subsidiaries;

XI.

To authorize the Company to pledge guarantees and grant financing to its subsidiaries, specific purpose companies and others that either directly or indirectly are under control of the Company, as duly restated in its financial statements; and

XII.

To submit for appreciation of the Board of Directors the matters that are subject to veto by the Federal Government, as holder of the Golden share, pursuant to Article 9 and of item III of Article 19 of these By–Laws.

REPRESENTATION OF THE COMPANY

ARTICLE 41 –

Except for the cases provided in the paragraphs of this article, the Company shall be validly bound whenever represented by two members of the Executive Committee, by the signature of a member of the Executive Committee together with one attorney–in–fact, or by two attorneys–in–fact, within the limits of their respective powers of attorney.

PARAGRAPH ONE – The acts for which these By–Laws require prior authorization from the Board of Directors shall only be valid once such requirement is fulfilled.

PARAGRAPH TWO – The Company may be represented by only one Officer or one attorney–in–fact in the following acts:

	I.	receiving acquittance of amounts owed by the Company;

	II.	issuance, trading, endorsement and discount of trade bills related to its sales;

	III.	signature on correspondence that does not create obligations for the Company;

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IV.	representation of the Company in shareholders’ and quotaholders’ meetings of companies in which it holds equity interest;

V.	granting of a power of attorney for legal counseling for representation in court or in administrative proceedings;

VI.	representation of the Company in court, except for the performance of acts that imply waiver of rights; and

VII.

performance of acts relating to simple administrative routine, including in respect to government agencies, mixed –capital companies, commercial registries, Labor Courts, INSS (National Social Security Institute), FGTS (Unemployment Compensation Fund) and their collecting banks, and other entities of the same nature.

PARAGRAPH THREE – The Board of Directors may authorize the performance of specific acts binding the Company by the signature of only one Officer or of one regularly appointed attorney –in –fact; or further, establish jurisdiction and limits of authority for the performance of acts by one single representative.

PARAGRAPH FOUR – For the appointment of attorneys –in –fact, the following rules shall be observed:

I.

all powers of attorney shall be granted by the Chief Executive Officer, or by its substitute, jointly with another Officer, and shall have defined purposes and term of effectiveness, except if concerning ad judicia powers, in which case the term of effectiveness may be indefinite; and

II.

whenever the power of attorney has as an objective, the performance of an act that depends on prior authorization by the Board of Directors, it shall only be granted upon such authorization, which shall be mentioned in the instrument of power of attorney.

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SECTION III

CONSELHO FISCAL

ARTICLE 42 –

The Company’s Conselho Fiscal shall operate on a permanent basis and shall be composed of five members and an equal number of alternates, shareholders or not, resident in Brazil and appointed by the General Shareholders’ Meeting, with the attributions as provided for by law.

PARAGRAPH ONE – For the appointment of members of the Conselho Fiscal, the rules set forth in Article 32 regarding appointment of the members of the Board of Directors shall apply, to the extent that they are pertinent and do not conflict with the rules of this Article.

PARAGRAPH TWO – The Shareholders’ Meeting shall designate the Chairman of the body and its alternate, amongst the members elected.

PARAGRAPH THREE – With due regard for legal requirements, one of the members of the Conselho Fiscal and its alternate shall be independent from management, a non –shareholder with indisputable reputation and knowledgable on accounting, including U.S. accounting practices (US GAAP) (the “Specialist Member”); the Executive Committee shall suggest to the Shareholders’ Meeting a list of persons that fulfill these requirements, but the General Shareholders’ Meeting may elect persons that are not included in the list, provided that they fulfill the requirements hereof.

PARAGRAPH FOUR – In the event that the Company, as set forth in Article 55, comes to be controlled by a controlling shareholder or controlling company, as defined by law, then the minority shareholders shall have the right to separately elect one member and the respective alternate to the Conselho Fiscal, provided that such minority shareholders jointly represent 10% or more of the shares.

PARAGRAPH FIVE – The remuneration of the members of the Conselho Fiscal shall be established by the Shareholders’ Meeting that appoints them, with observance of legal requirements and limits and taking into account their experience, background and reputation. If the Shareholders’ Meeting deems convenient, the Specialist Member may receive remuneration that is differentiated from the other members, in order to make it compatible with the market remuneration paid to professionals with similar experience and level of specialization.

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ARTICLE 43 –

The Conselho Fiscal shall meet on a regular basis every quarter of the fiscal year to analyze the quarter balance sheets and other financial statements periodically prepared by the Company, and on a special basis whenever convened by its Chairman, by its own initiative or upon request of any one of its members.

PARAGRAPH ONE – The special meetings shall be called by means of a written communication containing the place, date and time of the meeting, as well as its agenda.

PARAGRAPH TWO – The meetings of the Fiscal Committee shall be installed with the presence of at least three members or alternates, and the Conselho Fiscal shall resolve by vote of the majority of the members present.

ARTICLE 44 –	The legal provisions and the provisions of these By –Laws concerning the Conselho Fiscal shall be regulated by its internal regulations, to be approved by such body.

PARAGRAPH ONE  – The Chairman of the Conselho Fiscal shall transmit to all members of the body the communications received from the administrative bodies and from the independent auditors, and forward to the administrative bodies requests received from its members.

PARAGRAPH TWO – The members of the Conselho Fiscal shall perform their functions in the interest of the Company, even if elected by a group or class of shareholders.

PARAGRAPH THREE  – Based on the illegality of the act and upon a justified decision, the Conselho Fiscal may refuse to transmit a request for information, clarification, special financial statements or assessment of specific facts.

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PARAGRAPH FOUR  – The Conselho Fiscal shall perform the functions of “Audit Committee” as set forth in U.S. legislation, particularly the Sarbannes –Oxley Act. For this purpose, it shall also perform the following functions, in addition to the attributions ascribed to it by Law No. 6,404/76:

	a)	to present recommendations to the Board of Directors for the choice or replacement of the external auditing company, and in what concerns its remuneration;

	b)	to supervise the work of the external auditors and to render opinion on the contracting of other services with the external auditing company;

	c)	to take initiatives and measures necessary for acknowledgement and assessment of complaints related to matters concerning the financial statements, internal controls and external auditing; and

	d)	to mediate any conflicts and controversies between the Company’s Management and the independent auditors.

SECTION IV

MEETINGS OF THE ADMINISTRATIVE BODIES

PERIODICITY OF THE MEETINGS

ARTICLE 45 –

All administrative bodies of the Company shall meet on a regular basis four times a year, according to a schedule to be disclosed always in the first month of each fiscal year by the Chairman of the respective body, and on a special basis whenever necessary.

CONVENANCE

ARTICLE 46 –

The administrative officers of the Company shall be called personally, in writing, for the respective meetings of the bodies with at least five days advance, by means of a letter, telegram, fax, email or any other form that enables proof of receipt of the call notice by the addressee.

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PARAGRAPH ONE – The call notice shall be accompanied by the agenda to be discussed and examined in the meeting, as well as all of the support documents that may be necessary.

PARAGRAPH TWO – The meetings of administrative bodies may be installed regardless of call if all members of the body are present to it.

QUORUM FOR INSTALLATION AND RESOLUTION

ARTICLE 47 –

The meetings of the administrative bodies may only be installed and may only resolve upon the presence of the majority of its respective members; an administrative officer shall be considered present at the meeting if it participates by telephone conference call, or any other means that enables identification of the Board Member and simultaneous communication with all of the other persons present to the meeting.

ARTICLE 48 –	With due regard to exceptions set forth in these By –Laws, the resolutions of the meetings of the administrative bodies shall be taken by majority vote of the parties present.

CHAPTER VI

FINANCIAL STATEMENTS AND

DISTRIBUTION OF PROFITS

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 49 –	The fiscal year begins on January 1 and ends on December 31 of each year.

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PARAGRAPH ONE – At the end of each fiscal year, the Executive Committee shall provide for the preparation of the following financial statements, in observance with the applicable legal provisions:

	I.	balance sheet;

	II.	statement of changes in net worth;

	III.	statement of income of the fiscal year;

	IV.	statement of origin and application of funds; and

	V.	statement of cash flow.

PARAGRAPH TWO – Together with the financial statement for the fiscal year, the Board of Directors shall present to the Annual Shareholders’ Meeting a proposal for allocation to be given for the Company’s net profits, in observance with the provisions of these By –Laws and of the law.

MANDATORY DIVIDEND

ARTICLE 50 –

The shareholders shall be entitled to receive, in each fiscal year, a mandatory dividend corresponding to a percentage equivalent to 25% of the net income for the fiscal year, adjusted according to the following rules:

I – The net income for the fiscal year shall be reduced or increased by the following amounts:

a) the amount allocated for accrual of the legal reserve; and

b) the amount allocated for accrual of the reserve for contingencies and reversal of such reserve accrued in previous fiscal years;

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II – The payment of the dividend determined on the terms of item I may be limited to the amount of the net income that has been realized for the period, provided that the difference is recorded as reserve for profits to be realized;

III – The profits recorded in the reserve for profits to be realized, when realized and when not absorbed by losses in previous periods, shall be added to the first dividend declared after the realization.

PARAGRAPH ONE – The dividend provided for in this Article shall not be mandatory for a fiscal year when the Board of Directors informs the Annual Shareholders’ Meeting that it is incompatible with the financial situation of the Company; the Conselho Fiscal shall render an opinion in that sense and the Company’s management shall send to the CVM, within five days following the Shareholders’ Meeting, a presentation justifying the information transmitted to the Shareholders’ Meeting.

PARAGRAPH TWO – Any profits that are not distributed on the terms of Paragraph One shall be recorded as a special reserve and, if not absorbed by losses in subsequent periods, shall be distributed as dividend as soon as the Company’s financial situation allows.

PARAGRAPH THREE – The Board of Directors may pay or credit interest on equity in each fiscal year, as set forth in the income tax legislation, upon ratification of the Annual Shareholders’ Meeting that examines the financial statements for the period.

PARAGRAPH FOUR – Interest on equity shall be attributed to the dividends declared by the Company.

RESERVE FOR INVESTMENT AND WORKING CAPITAL

ARTICLE 51 –

The Company shall maintain an Investment Reserve, which formation may, upon proposal by the Board of Directors correspond to a portion of up to 75% of the adjusted net income for each period, with the purpose to: (i) ensure funds for investments in permanent assets, without prejudice to the retention of profits pursuant to Article 196 of Law No. 6,404/76; (ii) strengthen working capital; and, (iii) utilize in redemption, reimbursement or acquisition of shares of the Company’s capital.

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PARAGRAPH ONE – With observance to the legal applicable limit, the reserve may not exceed 80% of the Company’s capital stock.

PARAGRAPH TWO – Upon proposal of the Board of Directors, the Shareholders’ Meeting may at any time distribute dividends to be paid against the reserve referred to in this Article, or allocate its balance, either totally or in part, to the increase of capital stock, including upon bonification of shares.

INTERIM DIVIDENDS

ARTICLE 52 –

The Board of Directors may prepare semi –annual balance sheets and declare interim dividends. It may also prepare balance sheets and distribute dividends at shorter intervals, provided that all of the dividends paid in each six –month periods of the fiscal year do not exceed the amount of the capital reserves.

SOLE PARAGRAPH – The Board of Directors may declare dividends to be charged against the retained earnings account or to profit reserves existing in the previous annual or semi –annual balance sheet.

PROFIT SHARING

ARTICLE 53 –	The Shareholders’ Meeting may ascribe to profit sharing to the Company’s management, provided that it is in observance with the legal limit.

PARAGRAPH ONE – The profit sharing may only be ascribed to in a period in which the mandatory dividend referred to in Article 50 is distributed to the shareholders.

PARAGRAPH TWO – Whenever the Company pays interim dividends based on the profit assessed in a semi –annual balance sheet, which corresponds to an amount of at least 25% of the net income for the period, calculated as set forth in Article 52, the Board of Directors may resolve, upon ratification of the Shareholders’ Meeting, to share profits with the managers regarding such six –month period.

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CHAPTER VII

PROTECTION MECHANISMS

MONITORING OF EQUITY INTERESTS

ARTICLE 54 –

In addition to Paragraph Two of Article 8 and Paragraph Two of Article 11, and without prejudice to the other provisions of these By –Laws, the Company, through a task force coordinated by the Officer for Investor Relations, shall monitor the changes in the equity interests held by the Company’s shareholders, thus preventing and, as the case may be, denouncing, on the terms of Paragraph One below, violation to these By –Laws and to the applicable legal and regulatory provisions, as well as to suggesting to the Shareholders’ Meeting the application of the penalties provided under Article 17 of these By –Laws.

PARAGRAPH ONE – If at any time the Officer for Investor Relations identifies a violation to any of the restrictions concerning the limit of shares held by one same shareholder or Group of Shareholders, it shall immediately inform such circumstances: (i) to the Chairman of the Board of Directors; (ii) to the Director appointed by the Federal Government, as holder of the common Golden share; (iii) to the Chief Executive Officer; (iv) to the members of the Conselho Fiscal; (v) to BOVESPA; and (vi) to CVM.

PARAGRAPH TWO – The Officer of Investor Relations has the right to request that the shareholders or Groups of Shareholders of the Company inform the composition of their direct and/or indirect equity holding, as well as the composition of their direct and/or indirect block of control and, if applicable, the actual or legal corporate and business group to which they belong.

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PUBLIC TENDER OFFER IN CASE OF SUBSTANTIAL

ACQUISITION OF EQUITY INTEREST

ARTICLE 55 –

Any shareholder or Group of Shareholders that acquires or becomes the holder, for any reason of: (i) 35% or more or the total shares issued by the Company; or (ii) of other rights, including usufruct and trust, over shares issued by the Company that represent more than 35% of its capital (“Acquiring Shareholder”), shall, within a maximum period of 15 days from the date of acquisition or of the event that results in the ownership of the shares or rights in a quantity greater than the stipulated limits, submit to the Federal Government, as holder of the common Golden share, through the Ministry of Finance, a request to make of a public tender offer for acquisition of the totality of the shares issued by the Company, with observance of the provisions of applicable regulations, the regulations of BOVESPA and the terms herein.

PARAGRAPH ONE – The Federal Government, as holder of the common Golden share, shall have full discretion to accept or deny the request for conduction of the public offer. If the request is accepted, the Acquiring Shareholder shall make the tender offer within 60 days as of the date of approval, proceeding as set forth herein. If the request is denied, the Acquiring Shareholder, within a period of 30 days from the communication of the denial, shall sell all of the shares that exceed the limit established in the main provision of this Article.

PARAGRAPH TWO – The Acquiring Shareholder shall send to the Chief Executive Officer of the Company a copy of all documents related to the request to make a public tender offer that were delivered to the Federal Government or that were sent by the latter.

PARAGRAPH THREE – During the period comprised between the request to make the public tender offer and the reply from the Federal Government, whether positive or negative, the Acquiring Shareholder may not acquire or sell any shares or convertible securities issued by the Company.

PARAGRAPH FOUR – The price for acquisition in the public tender offer for each share issued by the Company may not be inferior to the result obtained from the application of the following formula:

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OPA Price = Value of the Share + Premium

where:

“OPA PRICE” corresponds to the acquisition price for each share issued by the Company in the public tender offer of shares provided under this Article.

“VALUE OF THE SHARE” corresponds to the greater value  between: (i) the highest unit quotation of the shares issued by the Company during the 12 –month period prior to the conduction of the OPA (Public Tender Offer of Shares) among values recorded in any stock exchange in which the mentioned shares were traded; (ii) the highest price paid by the Acquiring Shareholder, during the 36 –month period prior to the conduction of the OPA, for a share or tranche of shares issued by the Company; (iii) the amount equivalent to 14.5 times the Consolidated Average EBITDA of the Company, as defined below, reduced by the net consolidated indebtedness of the Company, divided by the total number of shares that it has issued; and (iv) the amount equivalent to 0.6 times the amount of firm backlog orders of the Company, according to the last information disclosed by the latter, reduced by the net consolidated indebtedness of the Company, divided by the total number of shares issued by the Company.

“PREMIUM” corresponds to 50% of the Value of the Share.

“RESTATED EBITDA OF THE COMPANY” means the restated operating profit of the Company before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as assessed based on the restated financial statements for the most recent complete  fiscal year of the Company, already audited and published.

“AVERAGE RESTATED EBITDA OF THE COMPANY” means the arithmetic average of the restated EBITDAs of the Company for the two most recent complete fiscal years.

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PARAGRAPH FIVE – For purposes of Paragraph Four above, in the case of shares represented by depositary receipts (including shares related to the Depositary Receipt programs), the unit quotation for the share shall be determined by the division: (i) of the quotation for the respective deposit receipt in the market in which it is being traded; by (ii) the number of shares represented by the receipt.

PARAGRAPH SIX – The launch of the public tender offer of shares mentioned in the main provision of this Article does not preclude the possibility of another shareholder of the Company to launch a competing tender offer, as set forth in the applicable regulations.

PARAGRAPH SEVEN – The Acquiring Shareholder shall comply with any requests or requirements sent to CVM within the timeframes prescribed in the applicable regulations.

PARAGRAPH EIGHT – The public tender offer shall necessarily observe the following principles and procedures, in addition to others expressly provided in Article 4 of CVM Instruction No. 361, of March 5, 2002, as the case may be:

I.	be addressed indistinctively to all shareholders of the Company;

II.	be carried out in an auction to be conducted in the BOVESPA;

III.

be conducted in a way that assures equal treatment for the addressees, by providing them with adequate information concerning the Company and the offering party, and with the elements necessary for taking a considered and independent decision as to acceptance of the public offer;

IV.	be immutable and irrevocable after publication of the public notice for the offer, pursuant to CVM Instruction No. 361/02;

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V.

be launched at the price determined according to the provisions of this Article and paid in Brazilian legal currency, in consideration for the acquisition of the shares issued by the Company in the public offer; and

VI.

be supported by an appraisal report of the Company, prepared by an institution with international reputation, independence and proven experience in the economic/financial valuation of public companies, prepared in accordance with the criteria set forth in Article 8 of CVM Instruction No. 361/02, with observance of the criteria established in Paragraph Four above for determination of the minimum price for the offer.

PARAGRAPH NINE – In the event that the Acquiring Shareholder fails to comply with the obligations set forth herein, including in what concerns the compliance with deadlines: (i) for request of authorization by the Federal Government to make the public tender offer; (ii) to conduct the public offering for purchase of shares; or (iii) for compliance with any requests or requirements of CVM, the Board of Directors of the Company shall convene a Special Shareholders’ Meeting in which the shareholder or Group of Shareholders in question shall be hindered from voting, to resolve on the suspension of the exercise of its shareholder’s rights, as provided under Article 17 of these By –Laws.

PARAGRAPH TEN – For purposes of calculation of the 35% percent of the total of the shares issued by the Company described in the main provision of this Article, the involuntary percentage increases in participation in the capital stock resulting from cancellation of treasury shares shall not be computed.

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CHAPTER VIII

DELISTING AND

WITHDRAWAL FROM THE NOVO MERCADO

ARTICLE 56 –

The cancellation of registration of the Company with the CVM as a public company shall be subject to compliance with the provisions of Article 4 of Law No. 6,404/76, of the regulations of CVM and of the regulations of BOVESPA’s Novo Mercado.

CHAPTER IX

ARBITRATION TRIBUNAL

ARTICLE 57 –

Any dispute or controversy related to the construction or application of rules and provisions of the Regulations for Listing in BOVESPA’s Novo Mercado, of these By –Laws, of Law No. 6404, of December 5, 1976, of normative acts issued by  Conselho Monetário Nacional, by the Central Bank of Brazil and by CVM, as well as BOVESPA Regulations and other rules applicable to the operation of the capital markets in general, or deriving therefrom, shall be resolved through an arbitration proceeding conducted in accordance with the Regulations of the Chamber of Arbitration of the Market instituted by the BOVESPA.

SOLE PARAGRAPH – The provisions of this Article shall not apply in the event of a dispute or controversy related to or deriving from the common Golden share held by the Federal Government, or concerning its rights and prerogatives, on the terms of the Law or of these By –Laws, which shall be submitted to the jurisdiction of the Central Courts of the Judicial District of Brasília (Federal District).

CHAPTER X

TEMPORARY PROVISIONS

ARTICLE 58 –

The Board of Directors, elected on the date of approval of these By –laws shall have a term of office of three years, until the Annual Shareholders’ Meeting that approves the financial statements for the fiscal year ended December 31, 2008. As from such Shareholders’ Meeting, the term of office of the Board of Directors shall be that established in Article 28 above.

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ARTICLE 59 –

The Executive Committee, elected on the first meeting of the Board of Directors held after the approval of these By –laws shall have a term of office of three years, until the Meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting that approves the financial statements for the fiscal year ended December 31, 2008. As of that Meeting, the term of office of the Executive Committee shall be the one established in Article 37 above.

PARAGRAPH ONE – The Chairman of the Board of Directors, elected pursuant to Article 58, shall accumulate the office of Chief Executive Officer until the first Meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting that approves the financial statements for the fiscal year ended December 31, 2006, when the Board of Directors shall elect the new Chief Executive Officer, for a term of office lasting until the first Meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting that approves the financial statements for the fiscal year ended December 31, 2008.

PARAGRAPH TWO – Until the Annual Shareholders’ Meeting that approves the financial statements for the fiscal year ended on December 31, 2006, the quorum set forth in Paragraph One of Article 34 regarding dismissal of Executive Officers, shall be the majority of the members of the Board of Directors.

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Free Translation
from the Portuguese

Embraer – Empresa Brasileira de Aeronáutica S.A.

CNPJ/MF no. 60.208.493/0001-81

NIRE no. 35.300.026.420

Public Company

NOTICE TO THE MARKET
(of material fact)

Embraer – Empresa Brasileira de Aeronáutica S.A. (“Embraer”, “Company” or “Merged Company”), pursuant to paragraph 4 of article 157 of Law 6,404/76 and CVM Instructions 319/99 and 358/02, and in addition to the Notice to the Market published on January 16, hereby informs to the shareholders and the market that the Company’s management will submit for the approval of all its shareholders, regardless of the type of shares held, the proposal for its corporate restructuring, as presented below (the “Restructuring”).

In addition to the information herein, Embraer recommends the reading of the Descriptive Memorandum of the Transaction and further ancillary documents that present the Restructuring, which include detailed information on the matters addressed hereunder.  Such documents are available for the shareholders at the Company’s head offices and on the website www.embraer.com.br.  The administration of the Company has requested legal opinions from the most renowned Brazilian scholars, in order to provide legal support to the proposed Restructuring.  At the time such legal opinions are delivered to the Company, they will be disclosed and available to all shareholders at the head offices of Embraer or on the website www.embraer.com.br.

1.          OBJECTIVE OF THE PROPOSAL

As detailed in Item 2 below, the proposed Restructuring to be submitted to the shareholders of the Company aims to create a basis for the sustainability, growth and continuity of the Company’s businesses and activities, as its implementation will assure the Company’s improved access to the capital markets and the increase of its financing capacity and development of expansion programs.

The Restructuring includes the merger of Embraer with and into Rio Han Empreendimentos e Participações S.A. (the “Merger”), a corporation with head offices in the City of São José dos Campos, State of São Paulo, Avenida Brigadeiro Faria Lima, n.º 2170, Prédio F56, ground floor, room 2565, enrolled in the CNPJ/MF under no. 07.689.002/0001-89, with its acts of incorporation registered with the Commercial Registry of the State of São Paulo – JUCESP under NIRE 35.300.325.761 (“Rio Han”, “Mergor Company” or “New Embraer”), organized with the specific purpose to act as a vehicle in the Restructuring process.  As a result of the Merger, Embraer will cease to exist and, consequently, all shares issued by it will cease to be outstanding, and the Company’s shareholders will receive common shares issued by Rio Han. The golden share issued by Embraer to, and held by, the Federal Government (the “Golden Share”) will be replaced by another golden share to be issued by Rio Han.

The Restructuring will result in higher liquidity to all shareholders of Embraer, who will benefit from the potential increase of the market value of their shares and improvement of the current corporate governance standards to be adopted by the Company, which include, among others, the extension of voting rights to all shareholders of New Embraer.

Upon conclusion of the Restructuring, New Embraer, as successor of the Company, will request its registration as a public company with the Comissão de Valores Mobiliários – CVM, its listing on the Novo Mercado segment of the São Paulo Stock Exchange (“BOVESPA”), as well as the listing of its American Depositary Shares (“ADS”) on the New York Stock Exchange - NYSE.  New Embraer will become the largest Brazilian public company with dispersed corporate control and majority of voting rights necessarily held by Brazilian shareholders.  As holder of the Golden Share, the Federal Government will be assured maintenance of its special rights, which were granted in order to preserve Brazil’s strategic interests inherent in the Company’s business activities.

Reference to shares issued by the Company and shares not subject to the Embraer Shareholders’ Agreement shall be deemed to include American Depositary Shares (“ADS”) issued under Embraer’s American Depositary Receipt (“ADR”) program.  References to Embraer shareholders shall be deemed to also include holders of Embraer ADS.

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2.           THE RESTRUCTURING AND ITS STAGES

2.1. RIO HAN’S INCORPORATION AND CAPITALIZATION

Rio Han is a companhia fechada (a “closed” company), whose only shareholders are Cia. Bozano, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and Fundação Sistel de Seguridade Social, the current controlling shareholders of Embraer (the “Current Controlling Shareholders”).  Rio Han holds 60% of Embraer’s voting capital and 20.16% of its total capital, in accordance with the chart below.

1.	Shares of the Current Controlling Shareholders subject to the Shareholders’ Agreement.

2.	Embraer’s shares transferred to Rio Han as a result of the capital increase.

3.	All other common and preferred shares, including those of Bozano, Previ and Sistel, not subject to the Shareholders’ Agreement and those subject to the Embraer ADR program.

Rio Han has the specific purpose to serve as a vehicle for the transaction and (i) hold the 145,527,000 common shares issued by Embraer and transferred by its Current Controlling Shareholders, all subject to the Shareholders’ Agreement dated July 24, 1997, as amended (the “Control Shares” and the “Shareholders’ Agreement”, respectively) and, (ii) in the event the Restructuring proposal is approved, Rio Han will merge with, and become the successor of, Embraer.

On January 18, 2005, the Control Shares were contributed to the capital of Rio Han, and each one of the Current Controlling Shareholders received 1.1153 common shares issued by Rio Han for each Control Share contributed into Rio Han’s capital, for a total of 162,306,263 new common shares issued by Rio Han.  On the date hereof, the capital stock of Rio Han is comprised as follows:

Shareholder	Number of common shares*	Percentage Participation in the capital stock

Bozano	54,102,501	33.33%
Previ	54,102,131	33.33%
Sistel	54,102,131	33.33%
Total	162,306,763	100%

*. Includes 168 shares of Rio Han held by Bozano, 166 held by Sistel and 166 held by Previ.

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2.2. THE MERGER PROPOSAL:

On January 19, 2006, the Board of Directors of Embraer approved the proposal presented by the Executive Committee regarding the Merger of the Company with and into Rio Han, in accordance with the Protocol of Justification and Merger (“Merger Agreement”), as executed by the managements of Rio Han and Embraer on that same date.

On the same occasion, the Board of Directors of Embraer approved the calling of the Company’s General Shareholders’ Meeting, to be held on March 31, 2006, in accordance with the call notice to be published on a future date.  Nonetheless, the Board of Directors of the Company may decide, until March 24, 2006, to postpone such General Shareholders’ Meeting, since the effective holding of the Meeting is conditioned upon registration with the U.S. Securities and Exchange Commission (“SEC”), as described in item 8 below.

When deciding on the proposal for the Merger of the Company with and into Rio Han, the shareholders will discuss and analyze the terms of the Merger Agreement and all exhibits thereto, which include the proposal for amendment to the By-Laws of New Embraer, which will become effective immediately after approval of the Restructuring. Additionally, Embraer’s shareholders will also analyze the proposals to: (i) include a temporary provision in the By-Laws of the Company, entitling all shareholders the right to vote in such General Shareholders’ Meeting, as detailed in item 2.3 below; (ii) ratify the appointment of the specialized companies that are responsible for the preparation of the valuations of the Company under different criteria; and (iii) approve the valuations prepared by the specialized companies mentioned in item (ii) above.

The Merger proposal and the terms of the Merger Agreement, including all exhibits thereto, were approved by all members of the Conselho Fiscal (Fiscal Council) of Embraer, at the meeting held on January 19, 2006.

Upon approval of the Merger, both the Shareholders’ Agreement and Embraer will automatically cease to exist and Embraer’s shareholders and ADS holders, regardless of the type of shares held, will receive, respectively, common shares and ADS issued by New Embraer, in accordance with the exchange ratio indicated in item 5.2 below.  The Golden Share held by the Federal Government will be replaced by another golden share issued by New Embraer.  The chart below sets forth the capital composition of New Embraer after approval of the Restructuring:

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1.	New Embraer’s shares, received by the Current Controlling Shareholders in exchange for the transfer to Rio Han of the shares issued by Embraer subject to the Shareholders’ Agreement.

2.

New Embraer’s shares received by the other preferred and common shareholders of Embraer, including Bozano, Previ and Sistel, not bound to the Shareholders’ Agreement and subject to the Embraer ADR program.

2.3. PROCEDURES FOR VOTING ON THE RESTRUCTURING PROPOSAL AT THE GENERAL SHAREHOLDERS’ MEETING OF EMBRAER:

In accordance with the recommendations of CVM relating to corporate governance practices and in order to allow greater transparency to the voting process, the Restructuring proposal will be submitted to all shareholders of the Company for approval, regardless of the type of shares held by them, in two different stages, subject to the veto right granted to the Federal Government, as holder of the Golden Share.

First, the Restructuring proposal will be submitted for approval by all shareholders of the Company – including the ADR Program depositary bank, which will vote as instructed by ADS holders but excluding Rio Han and the Current Controlling Shareholders, which will not vote in this first voting stage.

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In the event that the Restructuring proposal is rejected in this first voting stage, by the shareholders (including ADS holders) representing the majority of the outstanding shares (i.e., all common and preferred shares issued by the Company outstanding in the market, excluding those held by the management of Embraer, by Rio Han and by the Current Controlling Shareholders whether or not subject to the Shareholders’ Agreement), the Current Controlling Shareholders will vote against the approval of the Restructuring.  In case the Restructuring proposal is not rejected in the first voting stage by the majority of the Company’s outstanding shares, Rio Han and the Controlling Shareholders will vote on the Restructuring proposal at their discretion.

In order to allow the implementation of the voting procedure described above, an amendment to Embraer’s By-Laws will be submitted to the Company’s General Shareholders’ Meeting called to consider and vote on the Restructuring proposal, in order to provide for the inclusion of a temporary provision with limited validity.

3.           RATIONALE, PURPOSES AND BENEFITs ARISING FROM THE RESTRUCTURING:

The main goal of the Restructuring is to create a basis for the sustainability, growth and continuity of Embraer’s businesses and activities, through its successor, New Embraer.  These goals will be reached through improved access by New Embraer to the capital markets, upon expansion of its capacity to raise funds for the development of products and business or market expansion programs.  Furthermore, the Restructuring will result in the strengthening and independence of New Embraer’s management, thus benefiting all shareholders through the adoption of more comprehensive corporate governance practices.  The Restructuring will specifically result in several advantages to all parties involved, as follows:

3.1. BENEFITS TO THE COMPANY AFTER THE RESTRUCTURING, UNDER THE LEGAL STRUCTURE OF THE SUCCEEDING COMPANY, NEW EMBRAER:

•

Enhancement of the capacity to fund the expansion of New Embraer’s programs due to improved access to the capital markets, currently limited because of: (i) the share control structure of the Company; and (ii) the maximum proportion allowed by the Brazilian Corporation Law between common and preferred shares; and

•	Possibility to use New Embraer’s shares as an acquisition currency for assets, which shall enable its potential international expansion.

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3.2. BENEFITS TO EMBRAER’S CURRENT SHAREHOLDERS:

•

Extension of voting rights to all shareholders – including to the ADR program depositary, which will vote as instructed by ADS holders – since the shares of New Embraer will be common shares, thus allowing New Embraer’s admission to BOVESPA’s Novo Mercado segment;

•	Potential liquidity increase of the shares, thus impacting their quotation in the stock exchanges;

•	Improvement of the corporate governance practices and higher transparency in the management of New Embraer; and

•

For the Current Controlling Shareholders, establishment of a premium for the termination of the Shareholders’ Agreement and relinquishment of control of the Company.  Based on the Restructuring proposal, the premium will be granted to the Control Shares upon the attribution of a differentiated exchange ratio for purposes of the transfer thereof to Rio Han on the capital increase when compared to that attributed to the other shares issued by Embraer at the time of the Merger.

3.3.BENEFITS TO THE BRAZILIAN CAPITAL MARKETS:

•

The first major Brazilian company with dispersed corporate control and adequate structure to adhere to BOVESPA’s Novo Mercado, creating a standard that may be used as a model for similar transactions; and

•	Creation of a new corporate governance benchmark.

3.4. BENEFITS TO THE FEDERAL GOVERNMENT:

•	Maintenance of the Golden Share with the previously attributed rights and improvement of their exercise;

•

Assurance of the majority of voting rights held by Brazilian shareholders, through the limitation of foreign shareholders’ voting rights set forth in the By-Laws of New Embraer, in order to maintain the principle established in the Privatization Notice;

•	Control over the concentration of an equity interest in the capital stock of New Embraer equal to or greater than 35%;

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•	Statutory assurance of maintenance of a capital dispersion structure, due to the adoption of mechanisms restricting the number of votes to be cast by each shareholder or group of shareholders; and

•

Assurance of New Embraer’s continuance as the technological and industrial support of the Brazilian Army strategic actions, taking into consideration the maintenance of the control of New Embraer with Brazilian shareholders and the strengthening of the rights of the Golden Share.

4.           BY-LAWS OF NEW EMBRAER

The proposed Amendment to the By-Laws of New Embraer, attached to the Merger Agreement, to be submitted to the Company’s General Shareholders’ Meeting that will decide on the Restructuring, will include the provisions necessary to ensure, among other measures described herein: (i) the adoption of the best practices of corporate governance; (ii) the maintenance of the shareholding control dispersion among its shareholders; and (iii) the limitation to the participation of foreign shareholders in the shareholder deliberations, thus ensuring that the Brazilian shareholders will maintain the majority of the voting rights therein, in accordance with the restrictions created as part of the Company’s privatization.

Some of the main provisions included in the proposed Amendment to the By-Laws of New Embraer, which were created to allow the Restructuring, are listed herein.

For a more detailed description, the Descriptive Memorandum of the Transaction and the Proposal for Amendment of New Embraer’s By-Laws, attached to the Merger Agreement as Exhibit V and available at the Company’s head office and on the website www.embraer.com.br, should be analized.

4.1. GENERAL LIMITATION ON THE EXERCISE OF VOTING RIGHTS AT GENERAL MEETINGS:

The maximum number of votes allowed to any shareholder (or group of shareholders) at any General Shareholders’ Meeting of New Embraer will correspond to 5% of the capital stock, regardless of the number of shares or ADS held by such shareholder.  This measure, based on article 110, paragraph 1 of Law 6,404/76, intends to avoid the excessive concentration of shares in the hands of a shareholder or group of shareholders.

In conformity with the privileges granted to the Golden Share, which aims to avoid the excessive concentration of shares in the hands of one shareholder or group of shareholders, as set forth in Item 4.3 hereunder, this restriction does not impose any limitation on the ownership of shares or on the economic rights of the shares, including in relation to the distribution of dividends.

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4.2. LIMITATION ON THE EXERCISE OF THE VOTING RIGHTS OF FOREIGN SHAREHOLDERS AT THE  GENERAL SHAREHOLDERS’ MEETINGS:

In addition to the limitation imposed on all shareholders of New Embraer described above, the total votes that may be cast by foreign shareholders, individually or collectively, in any General Shareholders’ Meeting, will be limited to 40% of the total votes present at such meeting.

The inclusion of such limitation in the By-Laws of New Embraer takes into consideration the principles established in the Embraer Privatization Notice, as published in the Official Gazette dated April 4, 1994.  Such orientation was ratified by the Attorney General’s Office in the Opinion GQ-215, of January 6, 2000 and approved by the Presidency of the Federative Republic of Brazil on January 17, 2000, according to the order published in the Official Gazette dated January 20, 2000, which limits the participation of foreign shareholders to 40% of Embraer’s voting capital.

Therefore, the limitation on the exercise of the political rights by foreign shareholders of New Embraer will be maintained, but without any prejudice to, or limitation on, the free float of these shares, or the economic and equity rights inherent to them.

4.3. APPROVAL OF THE FEDERAL GOVERNMENT FOR ACQUISITION OF INTEREST EQUAL TO OR HIGHER THAN 35% OF THE CAPITAL STOCK AND REQUIREMENT OF A PUBLIC TENDER OFFER FOR ACQUISITION OF SHARES

The acquisition of amounts equal to or higher than 35% of the capital stock of New Embraer, whether in shares or ADS, by any shareholder or group of shareholders, will be subject to the approval of the Federal Government.  In the event an authorization by the Federal Government is obtained, such increased in participation must also be subject to a public tender offer for acquisition of shares (Oferta Pública de Aquisição de Ações - OPA) of the total shares and ADS of New Embraer, at the price calculated based on the criteria established in the By-Laws.

This mechanism ensures at the same time that: (i) the Federal Government will have the control over the acquisition of interests equal to or higher than 35% of the capital stock of New Embraer; and (ii) in case such authorization is granted, the other shareholders of New Embraer may sell their shares through a public tender offer to the offering shareholder.

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4.4. RIGHTS OF THE GOLDEN SHARE:

Besides the provisions set forth in Item 4.3 above, the By-Laws of New Embraer keep all prerogatives currently granted to the Federal Government, as holder of the Golden Share, and as established in the Privatization Notice, and, furthermore, assure to the Federal Government, the veto right in any decision related to: (i) changes in the vote restrictions described in items 4.1 and 4.2 above; (ii) statutory amendments involving changes to the rights granted to the Golden Share; and (iii) statutory changes to the provisions related to the acquisition of interests equal to or higher than 35% of the capital stock.

4.5. MONITORING OF EQUITY SHAREHOLDINGS:

Without prejudice to the other legal duties, the Officer of Investor Relations of New Embraer will be responsible to coordinate a task force in charge of monitoring alterations in New Embraer’s shareholding composition, whether in relation to the equity interest held by each shareholder or group of shareholders (including ADS holders) of New Embraer, or in relation to the shareholders’ nationality, denouncing to the proper authorities possible breaches of the By-Laws.

4.6. BOARD OF DIRECTORS OF NEW EMBRAER – GENERAL RULE AND TRANSITION PERIOD:

The Board of Directors of New Embraer will be comprised of 11 members and their respective alternates.  The Federal Government, as holder of the Golden Share, will have the right to appoint one member and an alternate, and the employees of New Embraer will have the right to appoint two (2) members and their respective alternates.  The eight (8) remaining members and their respective alternates will be elected by the other shareholders, gathered at the General Shareholders’ Meeting, in due observance to the vote limitations mentioned in items 4.1 and 4.2 above.

In according with the rules of the Novo Mercado, the members of the Board of Directors will have a unified two-year term.  However, in order to ensure the stability of the corporate actions and the continuity of management guidelines during the period immediately subsequent to the approval of our Restructuring, the first term of the Board of Directors will be of three (3) years, terminating at the Annual General Shareholders’ Meeting to approve the financial statements for the fiscal year ended in 2008, after which the maximum two-year term of the members of the Board must be observed. This measure intends to avoid any break in the short and medium-term strategies already planned by the current management, and also provides for the Company’s transition to the new structure without prejudice to its businesses.

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Additionally, in order to ensure the stability and continuity of the management during the transition period mentioned above, the members of the Board of Directors of New Embraer will be elected at the General Shareholders’ Meeting of Rio Han immediately before the decision on the approval of the Merger.

The first term of office of the Board of Directors will comprise the transition period following the Merger.  According to information received from Rio Han, its shareholders intend to elect the following individuals to manage New Embraer during this transition period, Mr. Maurício Novis Botelho (Brazilian, married, engineer, resident and domiciled in the city of São Paulo, State of São Paulo, bearer of the identity card RG no. 01.641.893-1 IFP/RJ, enrolled with the CPF/MF under no. 044.967.107-06 and the current Chief Executive Officer of the Company) as the Chairman of the Board of Directors of Rio Han, who will then also be elected Chief Executive Officer of Rio Han, in accordance with the rules mentioned above.  The other positions on the Board of Directors will be filled by: one member appointed by the Federal Government; two members appointed by the Company’s employees; and one member will be appointed by each one of the Current Controlling Shareholders.  Four members will be independent, and not related to Rio Han, the Company or the Current Controlling Shareholders, based on the criteria set forth in the Novo Mercado Regulation.

After the approval of the Merger by the General Shareholders’ Meeting of Rio Han, a meeting of the Board of Directors of Rio Han will be held for the election of the Officers.  The Officers’ term will follow the same criteria applicable to the Board of Directors, including as concerns the initial period of three years after the Restructuring.  After the transition period, the terms of the members of the Board of Directors and Executive Board will be of two years and necessarily concurring.

As part of the procedures to ensure the coordinated and stable transition of New Embraer to the dispersed control environment, the Chairman of the Board of Directors of New Embraer, Mr. Maurício Novis Botelho, qualified above, will also be its Chief Executive Officer until the Ordinary General Meeting that will approve the financial statements for the fiscal year ended on December 31, 2008.  After the mentioned Shareholders’ Meeting, the Board of Directors of New Embraer will appoint a new Chief Executive Officer, and a same person will be expressly prohibited from holding simultaneously seats in New Embraer’s Board of Directors and Executive Committee.

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4.6. BREACH TO LEGAL AND STATUTORY PROVISIONS:

Pursuant to article 120 of Law 6,404/76, violations of law or of the By-Laws of New Embraer will subject the violating shareholder to the suspension of its political rights (i.e., the temporary loss of its voting rights), upon decision of the General Shareholders’ Meeting to this effect, such suspension to be lifted as soon as compliance is restored.

The provision mentioned above is also included in the proposed By-Laws of New Embraer, attached to the Merger Agreement as Exhibit V, in order to emphasize that such measure may also be adopted upon proposal of the management of New Embraer, in case of a breach of the statutory provisions, especially those mentioned in Items 4.1 to 4.4 above.

5.          VALUATIONS, EXCHANGE RATIO AND CHANGES IN POLITICAL AND EQUITY RIGHTS:

As result of the Merger, Embraer will cease to exist and its current shareholders will receive common shares or ADS issued by New Embraer, as the case may be, based on the exchange ratio described below.  The shares of the capital stock of Embraer held by New Embraer will be cancelled.

5.1.  VALUATION REPORT - BOOK VALUE:

The calculation of the amount of the capital increase of New Embraer resulting from the Merger will be based on the Shareholders’ Equity Valuation Report of Embraer, prepared on January 18, 2006 by Acal Consultoria e Auditoria S/S, with head office in the City of São Paulo, State of São Paulo, at Av. Paulista no. 2300, Pilotis, Cj. 60, enrolled with CNPJ/MF under no. 28.005.734/0003-44.

The valuation conducted by Acal Consultoria e Auditoria S/S was based on the Company’s book value calculation criterion, in accordance with the Company’s balance sheet as of September 30, 2005, duly audited. According to the valuation report of Embraer’s book value, the book value of the Company as of September 30, 2005 amounted to R$ 4,771,725,554.66. Consequently, the increase in the capital stock of New Embraer arising from the Merger will be of R$ 3,809,708,284.77.

The net worth variations verified in New Embraer between September 30, 2005 – base date of the valuation of its accounting net worth – and the General Shareholders’ Meeting that approves the Merger, shall be absorbed by New Embraer.

The appointment of Acal Consultoria e Auditoria S/S, as well as the valuation report assessing the book value of Embraer, will be submitted for the approval of the General Shareholders’ Meeting of Embraer and Rio Han called to decide on the Merger, in which occasion the proposal for ratification of the acts practiced up to that moment by their respective administrators within the Restructuring process will also be analyzed.

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5.2.  EXCHANGE RATIO OF EMBRAER’S SHARES AND ADS FOR NEW EMBRAER’S SHARES AND ADS AND PREMIUM ATTRIBUTED TO THE SHARES SUBJECT TO THE SHAREHOLDERS’ AGREEMENT:

In order to support the process for determination of the exchange ratio for the Company’s shares and New Embraer’s shares and ADS, Goldman Sachs & Companhia, with head offices in the city of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitschek no. 510, 6th floor, enrolled with the CNPJ/MF under no. 30.892.178/0001-55, was appointed to conduct the corresponding economic and financial analyses (the “Financial Analyses”).  Such studies were conducted taking into consideration the base date of September 30, 2005.

The Management of Embraer understands that there is a legitimate and justified expectation of the Current Controlling Shareholders that the Control Shares receive an amount higher than that applied to the other shares that are not subject to the Shareholders’ Agreement. This understanding is based on the Financial Analysis, specifically retained to support the exchange ratio of Embraer’s shares for shares of New Embraer.  The Merger will result in the dilution of New Embraer shareholding composition and, therefore, will equalize the amount of all New Embraer shares, granting to its shareholders, indistinctly, higher chances of influencing its management.

The Financial Analysis assesses the existence of elements that would justify the payment of a premium of up to 24.4% to the holders of the Control Shares, on the valuation value of the shares – and ADS – of Embraer not subject to the Shareholders’ Agreement, regardless of their type.  The management of the Company and Rio Han understand that the approval of the Restructuring proposal by the Current Controlling Shareholders imposes the concession of incentives that justify the waiver of rights currently set forth in the Shareholders’ Agreement and the power to control the Company.

On the other hand, the management of Embraer must consider the best interests of the Company and of the group represented by all its shareholders, without favoring any group, whether controlling or minority. Due to the assumptions above, and based on the opinions of the most renowned Brazilian scholars, the management of the Company and Rio Han proposed the implementation of the Restructuring, based on the exchange ratio mentioned above.

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The management of Embraer and New Embraer understand that, among the several criteria addressed in the Financial Analyses, the discounted cash flow method is the one which best reflects the value of Embraer and, consequently, of New Embraer, since the assets of Rio Han are exclusively comprised of the shares of Embraer previously held by the Current Controlling Shareholders.

Taking into consideration the Financial Analyses and in observance with the exchange ratio bands included therein, the management of Embraer and New Embraer will propose that as result of the Merger the exchange ratio of the Company’s shares not subject to the Shareholders’ Agreement is made at the ratio of 1 new common share of New Embraer for each common or preferred share of the Company.  The Company’s shares held by New Embraer will be cancelled.

Considering that due to the Restructuring: (i) the transfer of the Control Shares to the capital stock of New Embraer will be made at the ratio of 1.1153 shares of New Embraer for each Control Share; and (ii) the Proposal of the Executive Committee and the Merger Agreement determine that, upon the Merger, each share of the Company not subject to the Shareholders’ Agreement, regardless of the type, will be replaced by one common share of New Embraer, the proposal to be submitted to the shareholders of Embraer includes the concession of a premium of 9.0%, exclusively to the Control Shares.

The implementation of the Restructuring will result in the increase in the interest participation of the Control Shares, from 20.16% of the Company’s capital stock to 21.97% of New Embraer’s capital stock. On the other hand, the interest of the shares not subject to the Shareholders’ Agreement, including those held by the Current Controlling Shareholders, will be reduced from 79.84% of the Company’s capital stock to 78.03% of New Embraer’s capital stock, resulting in a dilution of 2.3%.

Embraer’s common and preferred shares held by the Current Controlling Shareholders but not subject to the Shareholders’ Agreement will not be entitled to a control premium, and will receive the same treatment given to the shares held by the non-controlling shareholders.

Embraer’s common and preferred shares, as well as ADS, will be replaced for shares with voting rights, or ADS, as the case may be, of Rio Han. The By-Laws of New Embraer will prohibit the issuance of preferred shares. Accordingly, due to the Merger, the holders of Embraer’s preferred shares – and, consequently, ADS – will lose the following equity rights, currently prescribed by article 8 of its By-laws: (i) priority in the reimbursement of capital, without bonus; and (ii) dividends per share at least ten (10) times higher than those attributed to each common share.

The management of Embraer considers equitable the application of the same exchange ratio between the Company’s common and preferred shares (ADS included) and New Embraer’s shares and ADS, since the equity losses suffered by the preferred shares (including those in form of ADS) of Embraer will be offset against the acquisition of the voting rights granted to the shareholders of Rio Han.

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5.3. NEW EMBRAER’S CAPITAL STOCK AFTER THE MERGER:

Upon implementation of the Merger, the capital stock of New Embraer will be increased by R$3,809,708,284.77, equivalent to the book value of Embraer, discounting the portion corresponding to the interest currently held by Rio Han in the Company’s capital stock.

The mentioned capital increase will be represented by the issuance of 576,305,057 common book-entry shares, with no par value of New Embraer, as follows:

New Embraer’s Capital Stock	R$	Number of shares

Pre Merger	962,017,769.89	162,306,763
Post Merger	4,771,726,054.66	738,611,820

5.4. VALUATION REPORT - MARKET VALUE

In compliance with article 264 of Law 6,404/76, the market value of Embraer and New Embraer for purposes of the calculation of the amount to be paid as reimbursement in case of withdrawal of dissenting shareholders, was also assessed by Acal Consultoria e Auditoria S/S, above qualified.  Such valuations were made using the same criteria and on the same date (January 18, 2006), based on the duly audited financial statements of Embraer and of Rio Han, as of September 30, 2005.

For preparation of the valuation reports in compliance with article 264 of Law 6,404/76, Acal Consultoria e Auditoria S/S made the necessary adjustments to the financial statements of Rio Han, in order to account the transfer of 145,527,000 Control Shares to its corporate capital that occurred on January 18, 2006.

For preparation of the valuation reports, Acal Consultoria e Auditoria S/S assumed that Rio Han: (i) owns the Control Shares as its sole asset; and (ii) does not have any debts or obligations that could negatively impact its net worth.

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The result of such valuation is presented below:

Before the Merger	EMBRAER			NEW EMBRAER

Amounts per share valued at market value	R$	2,756,720	R$	555,727
Number of shares comprising the total capital		721,831,057		162,306,763
Book value per share	R$	3.82	R$	3.42
Exchange ratio valued at market value (or ADS)		1.1154 shares of New Embraer for 1 share of Embraer

5.5. DISSENTERS’ OR APPRAISAL RIGHTS:

The Merger will grant dissenters’ or appraisal rights to the shareholders of the Merged Company who expressly disagree with the proposal within 30 days from the publication of the minutes of the General Shareholders’ Meeting which approves the Merger Agreement, and the payment of the respective reimbursement will depend on the performance of the transaction, as set forth in article 230 of Law 6,404/76.

In accordance with article 137, item II of Law 6.404/76, the appraisal right is not granted to holders of shares of any type that cumulatively presents: (i) liquidity, typified by the listing of such shares in a trading index; and (ii) dispersed ownership, when the controlling shareholder, the controlling company or other companies under its control, hold less than half of the shares of such type or class.

Both Embraer’s common shares and preferred shares are listed in the Bovespa Index, but only preferred shares are liquid. Accordingly, appraisal rights will be assured to the holders of Embraer’s common shares who timely and formally express their disagreement with the Merger, being these shareholders entitled to claim the auditing of the special balance sheet of Embraer, as set forth in paragraph 2 of article 45 of Law 6,404/76, for purposes of calculation of the reimbursement price.

The express disagreement will be considered to be timely if received within 30 days from the publication of the minutes of the General Shareholders’ Meeting of the Company that approves the Merger, and the payment of the reimbursement price will depend on the effective performance of the transaction, as set forth in article 230 of Law 6,404/76. In the cases in which auditing of the special balance sheet is requested, according to paragraph 2 of article 45 of Law 6,404/76, the shareholder will receive 80% of the reimbursement price, and the balance, if any, will be paid within 120 days from the date of approval of the Meeting, as set forth in paragraph 3 of article 137.

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The appraisal rights of Embraer’s shareholders dissenting from the Merger will be limited to the shares held by these shareholders until the day of the first publication of the call notice to the General Shareholders’ Meeting, and cannot be exercised in relation to the shares purchased afterwards, as set forth in paragraph 1 of article 137 of Law 6,404/76.

As set forth in the main section and paragraph 3 of article 264 of Law 6,404/76 and considering that the exchange ratio of Embraer’s shares for New Embraer’s shares proposed based on the valuation of the Company at economic value – of 1 share of New Embraer for each share of the Company – is less beneficial to New Embraer’s shareholders in relation to the price set forth based on the valuation of the Companies at market value – of 1.1153 shares of New Embraer for each Company’s share – the reimbursement to the shareholders of Embraer that timely and formally express their disagreement in relation to the Merger will be guaranteed and made based on Embraer’s shareholders’ equity, calculated on September 30, 2005, corresponding to R$ 6.61 per share, as follows:

EMBRAER – BEFORE THE MERGER
Book value at 09.30.2005	R$	4,771,725,554.66
Number of shares comprising the capital stock		721,832,057
Book value per share at 09.30.2005	R$	6.61

6.          CHANGE TO RIO HAN’S CORPORATE NAME:

Upon approval of the Merger, Rio Han will be renamed “Embraer – Empresa Brasileira de Aeronáutica S.A.”, thus assuming the name of the Merged Company.

7.          RESTRICTIONS FOR TRADING OF THE SHARES HELD BY THE CURRENT CONTROLLING SHAREHOLDERS

During the six month period as from the date of the approval of the Merger, the Current Controlling Shareholders and the management of New Embraer cannot trade the shares held by them in the capital stock of the Company. Besides showing to the market that the Current Controlling Shareholders and the management remain committed to New Embraer and believe in its future, this measure intends to prevent the sale of a volume of shares of New Embraer immediately after approval of the transaction, which may adversely affect the quotation of its shares in the market.

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8.          REGISTRATION OF THE TRANSACTION WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”):

The effective holding of the General Shareholders’ Meetings of Embraer and New Embraer to decide on the approval of the corporate transactions described herein is conditioned upon registration with the SEC, as set forth in SEC regulations.

9.          GENERAL PROVISIONS:

The costs to be incurred with the implementation of the merger amounts to approximately R$12 million, including expenses related to the fees of auditors, valuation companies, legal counselors and publications.

The specialized companies Goldman Sachs & Companhia, and ACAL Consultoria e Auditoria S/S declared the inexistence of any conflict of interests regarding the transaction or any shareholder of Embraer or New Embraer, or any other company involved in the transaction and its related partners.

With due regard for item 8 above, the corporate transaction described herein is not subject to the approval of the local or foreign regulatory agencies or antitrust authorities.

Upon implementation of the Merger described herein New Embraer will request to the Brazilian Securities Commission (CVM) its listing as public company, pursuant to paragraph 3 of article 223 of Law 6,404/76 and, reinforcing the Company’s commitment with management transparency and promoting the interests of its shareholders, will request to adhere to Bovespa’s Novo Mercado. Moreover, the necessary changes will be made in the ADR Program launched by Embraer as of July 21, 2000.

All information and documents related to the Restructuring process, including the Merger Agreement and its exhibits, including valuation reports, opinions, economic and financial analyses, financial statements and proposed amendments to the New Embraer’s By-Laws, are, as from the date hereof, available to the shareholders at the head offices of Embraer, located in the City of São José dos Campos, State of São Paulo, at Av. Brigadeiro Faria Lima no. 2170, at the Company’s website www.embraer.com.br and at the head offices of New Embraer, located in the City of São José dos Campos, State of São Paulo, at Av. Brigadeiro Faria Lima no. 2170, Prédio F56, térreo, Sala 2656. This documentation was also submitted to CVM and Bovespa, and will also be furnished to the SEC.

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Embraer and the New Corporation will file important documents with the SEC.  If the Proposal is approved,  or by requesting such documents from Embraer at Av. Brigadeiro Faria Lima, 2,170, 12227-901 São José dos Campos, SP, Brazil, Attention: Anna Cecilia Bettencourt (telephone 55-12-3927-4404; fax 55-12-3922-6070; email: investor.relations@embraer.com.br).

The Restructuring and respective supporting documents will be submitted by Embraer and New Embraer to SEC. Investors and security holders are urged to carefully read these documents when they become available, because they will contain important information.  Investors and security holders may obtain copies of these documents for free, when available, at the SEC’s web site at  www.sec.gov, as well as at the Company’s head offices and on its web site at www.embraer.com.br.

The shareholders of Embraer interested in accessing the information or clarifying any doubts regarding the Restructuring proposal should contact the Company’s Investor Relations Department via phone (55-12-3927 4404) or e-mail: investor.relations@embraer.com.br.

São José dos Campos, January 19, 2006

/s/ ANTONIO LUIZ PIZARRO MANSO

Antonio Luiz Pizarro Manso
Vice President Executive and Investor Relations

          This communication may include forward-looking statements or statements about events or circumstances which have not occurred.  These forward-looking statements include, but are not limited to, statements regarding the (i) timing of the meeting of Embraer shareholders and the approval of the restructuring (the “Restructuring”) by such shareholders, (ii) expected changes that may be necessary if the Restructuring is effected, and (iii) benefits of the implementation of the Restructuring to Embraer and Embraer shareholders, including statements regarding improved access to capital markets and financing resources for future new program developments, and statements regarding the dispersed ownership and increased liquidity of Rio Han common shares, as well as the possible effects thereof on the market capitalization of Rio Han.  The company has based these forward-looking statements largely on its current expectations about the Restructuring, its implementation and the consequences arising therefrom.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: the non-approval of the Restructuring by Embraer’s shareholders; political and business conditions, both in Brazil and in Embraer’s markets; and existing and future government regulations in Brazil and abroad.

          The words “believes,” “may,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar words are intended to identify forward-looking statements.  Embraer and Rio Han undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors.  In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this communication might not occur.  Actual results could differ substantially from those anticipated in the forward-looking statements

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Free Translation from the Portuguese

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
PUBLIC COMPANY

CNPJ/MF no. 60.208.493/0001-81
NIRE 35.300.026.420

MINUTES OF THE MEETING OF THE CONSELHO FISCAL (FISCAL COUNCIL),
DATED AS OF JANUARY 19, 2006

Date, Time and Place: On January 19, 2006, at 10 o’clock, at the head offices of the Company, in the City of São José dos Campos, State of São Paulo, at Av. Brigadeiro Faria Lima, no. 2,170.

Attendance: Members representing the totality of the Conselho Fiscal of the Company. Also present (i) Mr. Antonio Luiz Pizarro Manso, member of the Executive Committee of the Company; (ii) Mr. Elias Cerqueira, representative of the specialized company ACAL Consultoria e Auditoria S/S; (iii) Mr. Matheus Villares, representative of the specialized company Goldman Sachs & Companhia; (iv) Mr. Kevin Michael Altit, partner of the law firm Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga; and (v) Mr. José Domingues do Prado, representative of Deloitte, Touche, Tohmatsu Auditores Independentes.

Proposal of the Executive Committee: Preliminarily, Mr. Antonio Luiz Pizarro Manso informed the Members that the Executive Committee of the Company presented, on January 13, 2006, a proposal to the Board of Directors related to the merger of the Company with and into Rio Han Empreendimentos e Participações S.A. (“Rio Han” or “Mergor”), a company with head offices in the City of São José dos Campos, State of São Paulo, at Av. Brigadeiro Faria Lima, no. 2,170, building F56, ground floor, room 2,656, enrolled with the General Taxpayers’ Register – CNPJ/MF under no. 07.689.002/0001-89 (the “Merger”), which will be submitted to the Board of Directors in a meeting to be held on the date hereof. To support such proposal, the Executive Committee submitted to the members of the Fiscal Committee the respective Protocol of Merger and Justification (“Merger Agreement”) attached hereto (Annex I), all to be equally approved by the Board of Directors of the Company, and afterwards at its Shareholder’s Meeting.

Agenda: (1) to examine and give an opinion regarding the following valuations of the Company and of Rio Han, prepared based on different criteria, as set forth in the Law no. 6,404/76 and Instruction CVM no. 319/99 (“Appraisals”): (i) valuation of the net shareholders’ equity book value of the Company, based on its balance sheets dated as of September 30, 2005, audited by Deloitte, Touche, Tohmatsu Auditores Independentes, in order to determine the amount of the capital increase of Rio Han resulting from the Merger; (ii) determination of the book value of the Company and of Rio Han based on their respective shareholders’ equity, according to the same criteria and on the same base date of 09.30.2005, at market price, adjusted to reflect the effect of capitalizing Rio Han with shares issued by the Company dated as of January 18, 2006, pursuant to art. 264 of the Law no. 6,404/76; and (iii) economical and financial analyses of the Company and Rio Han, in order to determine the exchange rate of shares issued by the Company – which shall be extinguished as a result of the Merger – for the shares issued by Rio Han; (2) discussion and rendering of an opinion regarding the Merger Agreement to be entered into by the management of the Company and to be submitted for approval at the General Shareholders’ Meeting, in the event it is approved by the Company’s Board of Directors; (3) to give an opinion in relation to the Merger, pursuant to the terms of the proposal of the Executive Committee, and of the Merger Agreement attached hereto.

Resolutions: After thorough analysis by the Members of the Conselho Fiscal in relation to the items of the agenda and to the documents related thereto, the Conselho Fiscal unanimously decided  to render a favorable opinion regarding:

(1)

the approval of the reports, attached to the Merger Agreement as Exhibits I to IV, by the Company’s General Shareholders’ Meeting, prepared by (a) Acal Consultoria e Auditoria S/S, with head offices in the City of São Paulo, State of São Paulo, at Av. Paulista no. 2300, Pilotis, room 60, enrolled with the General Taxpayers’ Register – CNPJ/MF under no. 28.005.734/0003-44, and (b) Goldman Sachs & Companhia, with head offices in the City of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitschek no. 510, 6th floor, enrolled with the General Taxpayers’ Register – CNPJ/MF under no. 30.892.178/0001-55, which respectively (i) provide a basis for the accounting records resulting from the Merger; (ii) appraise the shareholders’ equity of the Company and of Rio Han at market price, being the valuation of Rio Han adjusted on the base date of September 30, 2005; and (iii) determine the exchange ratio of the shares issued by Embraer for shares issued by Rio Han;

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(2)	the approval by the General Shareholder’s Meeting of the Company of the contents of the Merger Agreement, as submitted to the Board of Directors; and

(3)	submission of the proposal of Merger to the General Shareholders’ Meeting of the Company with favorable opinion to its approval.

Filed Documents: All documents mentioned herein were read by the persons attendant to this meeting and shall be filed in the Company’s head office.

Termination: There being no further business, the meeting was adjourned and the resolutions of this meeting were drafted in the form of minutes, signed by everyone present.

São José dos Campos, January 19, 2006.

Members of the Fiscal Committee:

/s/ José Mauro Laxe Vilela		/s/ Celene Carvalho de Jesus

José Mauro Laxe Vilela		Celene Carvalho de Jesus

/s/ Geraldo Humberto de Araújo		/s/ Jorge Khalil Miski

Geraldo Humberto de Araújo		Jorge Khalil Miski

/s/ Taiki Hirashima

Taiki Hirashima

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Free Translation from the Portuguese

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
PUBLIC COMPANY
CNPJ No. 60.208.493/0001-81
GENERAL SHAREHOLDERS’ MEEETING

CALL NOTICE

The shareholders of EMBRAER – Empresa Brasileira de Aeronáutica S.A. (“Embraer” or “Company”) are hereby called to attend the General Shareholders’ Meeting, to be held at the head offices of the Company, in the City of São José dos Campos, State of São Paulo, at Av. Brigadeiro Faria Lima, no. 2,170, at 10:30 a.m., on March 31, 2006, in order to vote on the following agenda items:

1. Insertion of a temporary provision, in line with the practices of corporate governance recommended by Comissão de Valores Mobiliários – CVM, in the By-laws of the Company to confer voting rights to all shareholders of the Company, regardless of the type of share held by them (including the depositary of the ADR program, which shall vote as instructed by holders of American Depositary Shares – ADS), on the resolutions regarding the merger of the Company with and into Rio Han Empreedimentos e Participações S.A. (“Merger” and “Rio Han”, respectively) and related matters.

2. Ratification of the appointment, by the management of the Company, of the companies responsible for the preparation of the valuation reports of the Company and of Rio Han under different criteria, to wit: (i) valuation of the shareholders’ equity value of the Company, based on its duly audited financial statements, in order to determine the amount of the capital increase of Rio Han resulting from the Merger; (ii) valuation based on the Company’s and Rio Han’s respective shareholders’ equity, according to the same criteria and on the same base date, at market price, according to and for the purposes of art. 264 of the Law no. 6,404/76; and (iii) economic and financial analyses, in order to determine the exchange ratio between the shares and ADS issued by the Company and the shares and ADS to be issued by Rio Han;

3. Approval of the valuation reports prepared by the companies referred to in item 2 above;

4. Approval of the Protocol and Justification of Merger of Embraer with and into Rio Han and all exhibits thereto (“Merger Agreement”), which was prepared as set forth in articles 224 and 225 of Law no. 6,404/76 and of Instruction CVM no. 319/99 and which contains all the terms, conditions and information necessary to the understanding of the proposed Merger; and

Free Translation from the Portuguese

5. Approval of the Merger of the Company with and into Rio Han, pursuant to the terms of the Protocol and other related documents.

According to paragraph 6 of article 124 of the Law no. 6,404/76, all documents related to the resolutions included in the agenda of the General Shareholders’ Meeting called hereby are available to the shareholders at the head offices of the Company and in the São Paulo Stock Market – BOVESPA, and may also be obtained at the website www.embraer.com.br.

General Instructions:

a)     In case of approval of item 1 hereinabove, items 2 to 5 of the agenda (hereinafter together referred to as the “Merger Proposal”) will be submitted for the consideration of all shareholders of the Company, regardless of the type of shares held by them, in two different stages, without prejudice to the veto rights of the Federal Government, as holder of the Golden share issued by the Company. At the first voting stage, the Merger Proposal will be considered by all shareholders of the Company – including the depositary of the ADR program of the Company, which shall vote as instructed by the ADS holders, but excluding Rio Han, Cia. Bozano, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and Fundação Sistel de Seguridade Social (the “Current Controlling Shareholders”), which will not vote in this initial voting stage, whether directly or indirectly.

In case any of the matters related to the Merger Proposal are rejected by the majority of holders of the outstanding shares of the Company (considered as all common and preferred shares issued by the Company outstanding in the market – including shares in the form of ADS – with the exclusion of shares held by the management of Embraer, Rio Han and by the Current Controlling Shareholders, whether or not subject to the Shareholders’ Agreement), Rio Han and the Current Controlling Shareholders will vote in order to reject the approval of the Merger.

However, in case the Proposal of Merger is not rejected by the majority of the outstanding shares of the Company, Rio Han and the Current Controlling Shareholders will then vote at their discretion.

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Free Translation from the Portuguese

b)     The powers-of-attorney granting special powers for representation at the General Shareholders’ Meeting referred hereto must be delivered at the head offices of the Company at least 48 (forty eight) hours prior to the Meeting.

c)     The shareholders that have book-entry shares and intend to attend the General Shareholders’ Meeting called hereby shall present a statement provided by the custodian confirming their respective shareholders’ equity at least 48 (forty eight) hours prior to the Meeting.

Additional Information:

(a)     As approved by the Board of Directors on January 19, 2006, the board is entitled to approve the postponement of the Meeting called hereby until March 24, 2006, in view of the fact that the occurrence of the meeting is conditioned upon registration with the U.S. Securities and Exchange Commission - SEC in the United States of America.

(b)     The Merger and its supporting documents will be furnished by Embraer and Rio Han to the SEC.  Investors and security holders are urged to carefully read these documents when they become available, because they will contain important information.  Investors and security holders may obtain copies of these documents for free, when available, at the SEC’s web site at www.sec.gov, as well as from Embraer’s web site at www.embraer.com, or by requesting such documents from Embraer at Av. Brigadeiro Faria Lima, 2,170, 12227-901 São José dos Campos, SP, Brazil, Attention: Anna Cecilia Bettencourt (telephone 55-12-3927-4404; fax 55-12-3922-6070; email: investor.relations@embraer.com.br)

São José dos Campos, January 20, 2006.

/s/ Vitor Sarquis Hallack
VITOR SARQUIS HALLACK
President of the Board of Directors

This communication may include forward-looking statements or statements about events or circumstances which have not occurred.  These forward-looking statements include, but are not limited to, statements regarding the (i) timing of the meeting of Embraer shareholders and the approval of the restructuring (the “Restructuring”) by such shareholders, (ii) expected changes that may be necessary if the Restructuring is effected, and (iii) benefits of the implementation of the Restructuring to Embraer and Embraer shareholders, including statements regarding improved access to capital markets and financing resources for future new program developments, and statements regarding the dispersed ownership and increased liquidity of Rio Han common shares, as well as the possible effects thereof on the market capitalization of Rio Han.  The company has based these forward-looking statements largely on its current expectations about the Restructuring, its implementation and the consequences arising therefrom.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: the non-approval of the Restructuring by Embraer’s shareholders; political and business conditions, both in Brazil and in Embraer’s markets; and existing and future government regulations in Brazil and abroad.

The words “believes,” “may,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar words are intended to identify forward-looking statements.  Embraer and Rio Han undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors.  In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this communication might not occur.  Actual results could differ substantially from those anticipated in the forward-looking statements

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